    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1997

                                                    REGISTRATION NO. 333-30769

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM N-14

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]


                      PRE-EFFECTIVE AMENDMENT NO. 1                        [X]

                      POST-EFFECTIVE AMENDMENT NO.                         [ ]

                             ----------------

                    DEAN WITTER HIGH YIELD SECURITIES INC.
              (Exact Name of Registrant as Specified in Charter)

               TWO WORLD TRADE CENTER, NEW YORK, NEW YORK 10048
                   (Address of Principal Executive Offices)

                                 212-392-2550
                       (Registrant's Telephone Number)

                               BARRY FINK, ESQ.
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                   (Name and Address of Agent for Service)

                                   COPY TO:
                           STUART M. STRAUSS, ESQ.
                 GORDON ALTMAN BUTOWSKY WEITZEN SHALOV & WEIN
                             114 WEST 47TH STREET
                           NEW YORK, NEW YORK 10036

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  The Exhibit Index is located on page [  ]

No filing fee is due because the Registrant has previously registered an indefinite number of shares pursuant to Section (a)(1) of Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant filed the Rule 24f-2 Notice, for its fiscal year ended August 31, 1996, with the Securities and Exchange Commission on October 4, 1996.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Registration Nos. 2-64782; 811-2932).

                                  FORM N-14
                    DEAN WITTER HIGH YIELD SECURITIES INC.

                            CROSS REFERENCE SHEET
           PURSUANT TO RULE 481(a) UNDER THE SECURITIES ACT OF 1933

  PART A OF FORM N-14
        ITEM NO.        PROXY STATEMENT AND PROSPECTUS HEADING
----------------------- ---------------------------------------------------------
           1(a)         Cross Reference Sheet
            (b)         Front Cover Page
            (c)         *
           2(a)         *
            (b)         Table of Contents
           3(a)         Fee Table
            (b)         Synopsis
            (c)         Principal Risk Factors
           4(a)         The Reorganization
            (b)         The Reorganization--Capitalization Table (Unaudited)
           5(a)         Registrant's Prospectus
            (b)         *
            (c)         *
            (d)         *
            (e)         Available Information
            (f)         Available Information
           6(a)         Prospectus of Dean Witter High Income Securities
            (b)         Available Information
            (c)         *
            (d)         *
           7(a)         Introduction--Proxies
            (b)         *
            (c)         Introduction; The Reorganization--Appraisal Rights
           8(a)         The Reorganization
            (b)         *
           9            *

  PART B OF FORM N-14
        ITEM NO.        STATEMENT OF ADDITIONAL INFORMATION HEADING
----------------------- ------------------------------------------------------------------------------
          10(a)         Cover Page
            (b)         *
          11            Table of Contents
          12(a)         Additional Information about Dean Witter High Yield Securities Inc.
            (b)         *
            (c)         *
          13(a)         Additional Information about Dean Witter High Income Securities
            (b)         *
            (c)         *
          14            Registrant's Annual Report for the fiscal year ended August 31, 1996 and
                        Registrant's Semi-Annual Report for the six month period ended February 28,
                        1997; Dean Witter High Income Securities' Annual Report for the fiscal year ended March 31, 1997.

  PART C OF FORM N-14
        ITEM NO.        OTHER INFORMATION HEADING
----------------------- -----------------------------
           15           Indemnification
           16           Exhibits
           17           Undertakings

------------
*      Not Applicable or negative answer

                      DEAN WITTER HIGH INCOME SECURITIES
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                                (212) 392-2550

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD OCTOBER 21, 1997

TO THE SHAREHOLDERS OF DEAN WITTER HIGH INCOME SECURITIES:


   Notice is hereby given of a Special Meeting of the Shareholders of Dean Witter High Income Securities ("High Income") to be held at the Conference Room, 44th Floor, Two World Trade Center, New York, New York 10048, at 9:00 A.M., New York time, on October 24, 1997, and any adjournments thereof (the "Meeting"), for the following purposes:


   1. To consider and vote upon an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), between High Income and Dean Witter High Yield Securities Inc. ("High Yield"), pursuant to which substantially all of the assets of High Income would be combined with those of High Yield and shareholders of High Income would become shareholders of High Yield receiving Class B shares of High Yield with a value equal to the value of their holdings in High Income (the "Reorganization"); and

   2. To act upon such other matters as may properly come before the Meeting.

   The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Shareholders of record at the close of
business on            , 1997 are entitled to notice of, and to vote at, the
Meeting. Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Trustees of High Income recommends you vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

                                          By Order of the Board of Trustees,





                                          Barry Fink,
                                          Secretary

August   , 1997

YOU CAN HELP AVOID THE NECESSITY AND EXPENSE OF SENDING FOLLOW-UP LETTERS TO ENSURE A QUORUM BY PROMPTLY RETURNING THE ENCLOSED PROXY. IF YOU ARE UNABLE TO BE PRESENT IN PERSON, PLEASE FILL IN, SIGN AND RETURN THE ENCLOSED PROXY IN ORDER THAT THE NECESSARY QUORUM BE REPRESENTED AT THE MEETING. THE ENCLOSED ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                    DEAN WITTER HIGH YIELD SECURITIES INC.
               TWO WORLD TRADE CENTER, NEW YORK, NEW YORK 10048
                                (212) 392-2550

                         ACQUISITION OF THE ASSETS OF
                      DEAN WITTER HIGH INCOME SECURITIES

                       BY AND IN EXCHANGE FOR SHARES OF
                    DEAN WITTER HIGH YIELD SECURITIES INC.

   This Proxy Statement and Prospectus is being furnished to shareholders of Dean Witter High Income Securities ("High Income") in connection with an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), pursuant to which substantially all the assets of High Income will be combined with those of Dean Witter High Yield Securities Inc. ("High Yield") in exchange for shares of High Yield. As a result of this transaction, shareholders of High Income will become shareholders of High Yield and will receive Class B shares of High Yield with a value equal to the value of their holdings in High Income. The terms and conditions of this transaction are more fully described in this Proxy Statement and Prospectus and in the Reorganization Agreement between High Income and High Yield, attached hereto as Exhibit A. The address of High Income is that of High Yield set forth above. This Proxy Statement also
constitutes a Prospectus of High Yield, which is dated,        , 1997, filed
by High Yield with the Securities and Exchange Commission (the "Commission") as part of its Registration Statement on Form N-14 (the "Registration Statement").

   High Yield is an open-end diversified management investment company whose primary investment objective is to provide a high level of current income. As a secondary objective, High Yield seeks capital appreciation, but only when consistent with its primary objective. High Yield seeks high current income by investing principally in fixed-income securities which are rated in the lower categories by established rating services (Baa or lower by Moody's Investors Service, Inc. or BBB or lower by Standard & Poor's Corporation) or are non-rated securities of comparable quality. Such securities are commonly known as "junk bonds."

   This Proxy Statement and Prospectus sets forth concisely information about High Yield that shareholders of High Income should know before voting on the Reorganization Agreement. A copy of the Prospectus for High Yield, dated July 28, 1997, is attached as Exhibit B and is incorporated herein by reference. Also enclosed and incorporated herein by reference is High Yield's Annual Report for the fiscal year ended August 31,1996 and the succeeding Semi-Annual Report for the six months ended February 28, 1997. A Statement of Additional Information relating to the Reorganization, described in this
Proxy Statement and Prospectus (the "Additional Statement"), dated August   ,
1997, has been filed with the Commission and is also incorporated herein by reference. Also incorporated herein by reference are High Income's Prospectus dated June 16, 1997, and High Income's Annual Report for its fiscal year ended March 31, 1997. Such documents are available without charge by calling
(212) 392-2550 or (800) 526-3143 (TOLL FREE).

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This Proxy Statement and Prospectus is dated August   , 1997.

                              TABLE OF CONTENTS
                        PROXY STATEMENT AND PROSPECTUS

                                                                                                  PAGE
                                                                                               --------
INTRODUCTION ..................................................................................     1
  General  ....................................................................................     1
  Record Date; Share Information  .............................................................     1
  Proxies  ....................................................................................     2
  Expenses of Solicitation  ...................................................................     2
  Vote Required  ..............................................................................     3

SYNOPSIS ......................................................................................     4
  The Reorganization  .........................................................................     4
  Fee Table  ..................................................................................     4
  Tax Consequences of the Reorganization  .....................................................     7
  Comparison of High Income and High Yield  ...................................................     7

PRINCIPAL RISK FACTORS ........................................................................    10

THE REORGANIZATION ............................................................................    10
  The Proposal  ...............................................................................    10
  The Board's Consideration  ..................................................................    10
  The Reorganization Agreement  ...............................................................    12
  Tax Aspects of the Reorganization  ..........................................................    14
  Description of Shares  ......................................................................    15
  Capitalization Table (unaudited)  ...........................................................    15
  Appraisal Rights  ...........................................................................    16

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS ................................    16
  Investment Objectives and Policies  .........................................................    16
  Investment Restrictions  ....................................................................    17

ADDITIONAL INFORMATION ABOUT HIGH INCOME AND HIGH YIELD .......................................    18
  General  ....................................................................................    18
  Financial Information  ......................................................................    18
  Management  .................................................................................    18
  Description of Securities and Shareholder Inquiries  ........................................    18
  Dividends, Distributions and Taxes  .........................................................    18
  Purchases, Repurchases and Redemptions  .....................................................    18

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE ...................................................    19

FINANCIAL STATEMENTS AND EXPERTS ..............................................................    19

LEGAL MATTERS .................................................................................    19

AVAILABLE INFORMATION .........................................................................    19

OTHER BUSINESS ................................................................................    20

Exhibit A--Agreement and Plan of Reorganization, dated as of June 30, 1997, by and between
 Dean Witter High Income Securities and Dean Witter High Yield Securities Inc.  ...............   A-1

                      DEAN WITTER HIGH INCOME SECURITIES
                            TWO WORLD TRADE CENTER
                           NEW YORK, NEW YORK 10048
                                (212) 392-2550

                        PROXY STATEMENT AND PROSPECTUS

                       SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD OCTOBER 21, 1997

                                 INTRODUCTION

GENERAL


   This Proxy Statement and Prospectus is being furnished to the shareholders of Dean Witter High Income Securities ("High Income"), an open-end diversified management investment company, in connection with the solicitation by the Board of Trustees of High Income (the "Board") of proxies to be used at the Special Meeting of Shareholders of High Income to be held at the Conference Room, 44th Floor, Two World Trade Center, New York, New York 10048 at 9:00 A.M., New York time, on October 24, 1997, and any adjournments thereof (the "Meeting"). It is expected that the mailing of this Proxy Statement and Prospectus will be made on or about August , 1997.


   At the Meeting, High Income shareholders ("Shareholders") will consider and vote upon an Agreement and Plan of Reorganization, dated June 30, 1997 (the "Reorganization Agreement"), between High Income and Dean Witter HighYield Securities Inc. ("High Yield") pursuant to which substantially all of the assets of High Income will be combined with those of High Yield in exchange for shares of High Yield. As a result of this transaction, Shareholders will become shareholders of High Yield and will receive Class B shares of High Yield equal to the value of their holdings in High Income on the date of such transaction (the "Reorganization"). The shares to be issued by High Yield pursuant to the Reorganization will be Class B shares of High Yield which will be issued at net asset value without an initial sales charge (the "High Yield Shares"). Further information relating to High Yield, its Class B shares as well as the other three classes of shares (each, a "Class" and collectively, the "Classes") offered by High Yield, is set forth herein and in High Yield's current Prospectus, dated July 28, 1997 ("High Yield's Prospectus"), attached to this Proxy Statement and Prospectus and incorporated herein by reference.

   The information concerning High Income contained herein has been supplied by High Income and the information concerning High Yield contained herein has been supplied by High Yield.

RECORD DATE; SHARE INFORMATION

   The Board has fixed the close of business on       , 1997 as the record
date (the "Record Date") for the determination of the Shareholders entitled to notice of, and to vote at, the Meeting. As of the Record Date, there were shares of High Income issued and outstanding. Shareholders on the Record Date are entitled to one vote per share on each matter submitted to a vote at the Meeting. A majority of the outstanding shares entitled to vote, represented in person or by proxy, will constitute a quorum at the Meeting.

   [To the knowledge of the Board, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding shares of High Income.] [As of the Record Date, the trustees and officers of High Income, as a group, owned less than 1% of the outstanding shares of High Income.]

   [To the knowledge of High Yield's Board of Directors, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding shares of High Yield. As of the Record Date, the directors and officers of High Yield, as a group, owned less than 1% of the outstanding shares of High Yield.]

PROXIES


   The enclosed form of proxy, if properly executed and returned, will be voted in accordance with the choice specified thereon. The proxy will be voted in favor of the Reorganization Agreement unless a choice is indicated to vote against or to abstain from voting on the Reorganization Agreement. The Board knows of no business, other than that set forth in the Notice of Special Meeting of Shareholders, to be presented for consideration at the Meeting. However, the proxy confers discretionary authority upon the persons named therein to vote as they determine on other business, not currently contemplated, which may come before the Meeting. Abstentions and, if applicable, broker "non-votes" will not count as votes in favor of the Reorganization Agreement, and broker "non-votes" will not be deemed to be present at the meeting for purposes of determining whether the Reorganization Agreement has been approved. Broker "non-votes" are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. The proxy may be revoked at any time prior to the voting thereof by: (i) delivering written notice of revocation to the Secretary of High Income at Two World Trade Center, New York, New York 10048; (ii) attending the Meeting and voting in person; or (iii) signing and returning a new proxy (if returned and received in time to be voted). Attendance at the Meeting will not in and of itself revoke a proxy.

   In the event that the necessary quorum to transact business or the vote required to approve or reject the Reorganization Agreement is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for a total of not more than 90 days in the aggregate from the Record Date to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of High Income's shares present in person or by proxy at the Meeting. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the Reorganization Agreement and will vote against any such adjournment those proxies required to be voted against the Reorganization Agreement.


EXPENSES OF SOLICITATION

   All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement and Prospectus, will be borne by Dean Witter InterCapital Inc. (the "Investment Manager" or "InterCapital"). In addition to the solicitation of proxies by mail, proxies may be solicited by officers and regular employees or certain affiliates of High Income, including InterCapital and/or Dean Witter Trust Company ("DWTC"), without compensation other than regular compensation, personally or by mail, telephone, telegraph or otherwise. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares and to obtain authorization for the execution of proxies.

   DWTC may call Shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate Shareholders' identities, to allow Shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. No recommendation will be made as to how a Shareholder should vote on the Reorganization Agreement other than to refer to the recommendation of the Board. High Income has been advised by counsel that these procedures are consistent with the requirements of applicable law. Shareholders voting by telephone will be asked for their social security number or other identifying information and will be given an opportunity to authorize proxies to vote their shares in accordance with their instructions. To ensure that the Shareholders' instructions have been recorded correctly they will receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect. Although a Shareholder's vote may be taken by telephone, each Shareholder will receive a copy of this Prospectus and Proxy Statement and may vote by mail using the enclosed proxy card.

VOTE REQUIRED

   Approval of the Reorganization Agreement by the Shareholders requires the affirmative vote of a majority (i.e., more than 50%) of the outstanding shares of High Income represented in person or by proxy and entitled to vote at the Meeting, provided a quorum is present at the Meeting. If the Reorganization Agreement is not approved by Shareholders, High Income will continue in existence and the Board will consider alternative actions.

                                   SYNOPSIS

   The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained or incorporated by reference in this Proxy Statement and Prospectus and the Reorganization Agreement. Shareholders should carefully review this Proxy Statement and Prospectus and the Reorganization Agreement in their entirety and, in particular, High Yield's Prospectus, which is attached to this Proxy Statement and incorporated herein by reference.

THE REORGANIZATION

   The Reorganization Agreement provides for the transfer of substantially all the assets of High Income, subject to stated liabilities, to High Yield in exchange for the High Yield Shares. The aggregate net asset value of the High Yield Shares issued in the exchange will equal the aggregate value of the net assets of High Income received by High Yield. On or after the closing date scheduled for the Reorganization (the "Closing Date"), High Income will distribute the High Yield Shares received by High Income to Shareholders as of the Valuation Date (as defined below under "The Reorganization Agreement") in complete liquidation of High Income and High Income will thereafter be dissolved and deregistered under the Investment Company Act of 1940, as amended (the "1940 Act"). As a result of the Reorganization, each Shareholder will receive that number of full and fractional High Yield Shares equal in value to such Shareholder's pro rata interest in the net assets transferred to High Yield. Shareholders holding certificates representing their shares will not be required to surrender their certificates in connection with the Reorganization. However, such Shareholders will have to surrender such certificates in order to receive certificates representing High Yield Shares or to redeem, transfer or exchange the High Yield Shares received. The Board has determined that the interests of Shareholders will not be diluted as a result of the Reorganization.

   FOR THE REASONS SET FORTH BELOW UNDER "THE REORGANIZATION --THE BOARD'S CONSIDERATION," THE BOARD, INCLUDING THE TRUSTEES WHO ARE NOT "INTERESTED PERSONS" OF HIGH INCOME ("INDEPENDENT TRUSTEES"), AS THAT TERM IS DEFINED IN THE 1940 ACT, HAS CONCLUDED THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF HIGH INCOME AND ITS SHAREHOLDERS AND RECOMMENDS APPROVAL OF THE REORGANIZATION AGREEMENT.

FEE TABLE

   High Income and High Yield each pay expenses for management of their assets, distribution of their shares and other services, and those expenses are reflected in the net asset value per share of each such fund. The following table illustrates expenses and fees that a Shareholder incurred during High Income's fiscal year ended March 31, 1997. On July 28, 1997, High Yield began offering its shares in multiple classes, each with different distribution arrangements and sales charges. Class B shares of High Yield will be issued to High Income Shareholders in connection with the Reorganization. Accordingly, expenses of High Yield that are set forth in the table are for the fiscal year ended August 31, 1996 but they have been restated to reflect the fees and expenses applicable to Class B shares ("Class B Fees and Expenses"). The table below also sets forth pro forma fees for the surviving combined fund (High Yield) reflecting what the fee schedule would have been at March 31, 1997, if the Reorganization had been consummated twelve (12) months prior to that date and assuming Class B Fees and Expenses. Further information on the fees and expenses applicable to High Yield's Class B shares as well as the other three classes of High Yield shares is set forth herein and in High Yield's Prospectus, attached hereto and incorporated herein by reference.

Shareholder Transaction Expenses

                                                                                                  PRO FORMA
                                                 HIGH INCOME             HIGH YIELD                COMBINED
                                           --------------------- ------------------------ ------------------------
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)  .....       None                   None(1)                    None(1)
Maximum Sales Charge Imposed on Reinvested
 Dividends.................................       None                   None                       None



Maximum Contingent Deferred Sales Charge
 (as a percentage of the lesser
 of original purchase price or
 redemption proceeds) ..................... 4.00% during the        5.00% during the          5.00% during the
                                            first year scaled       first year scaled         first year scaled
                                            down to 0 after         down annually to          down annually to
                                            sixth year              1.00% during the          1.00% during the
                                                                    sixth year, reaching      sixth year, reaching
                                                                    zero thereafter(2)        zero thereafter(3)
Redemption Fees ...........................       None                   None                       None
Exchange Fee ..............................       None                   None                        None

Annual Fund Operating Expenses As a Percentage of Average Net Assets

                                                                    PRO FORMA
                                     HIGH INCOME     HIGH YIELD     COMBINED
                                   -------------- -------------- -------------
Management and Advisory Fees  .....      0.47%          0.50%         0.43%(4)
12b-1 Fees(5) .....................      0.80%          0.75%(6)      0.75%(6)
Other Expenses ....................      0.12%          0.16%         0.12%
                                   -------------- -------------- -------------
Total Fund Operating Expenses  ....      1.39%          1.41%         1.30%

------------

1 During High Yield's fiscal year ended August 31, 1996, shares of High Yield were sold exclusively with a front-end sales charge, the maximum rate of which was 5.50% of the offering price. On July 28, 1997, however, High Yield began offering four Classes of shares. Classes B, C and D are sold without a front-end sales charge; Class A shares are sold with a maximum front-end charge of 4.25%.

2 During High Yield's fiscal year ended August 31, 1996, there were no CDSCs imposed upon redemptions and/or repurchases of shares of High Yield. However, Class B shares of High Yield are currently offered and subject to the CDSC set forth in the table. High Yield shares held by certain employee benefit plans, however, are subject to a different CDSC schedule (see "Purchases, Exchanges and Redemptions" below).

3 The CDSC schedule of High Income (with the lower maximum CDSC of 4.00%) will continue to apply (after the Reorganization) to the High Yield Shares acquired by Shareholders as a result of the Reorganization, and, accordingly, Shareholders acquiring High Yield Shares as a result of the Reorganization will not pay a higher CDSC on redemption of the High Yield Shares than the rate currently in effect for redemptions of their High Income shares so long as such Shareholders do not (i) exchange the High Yield Shares for shares of another Dean Witter Fund which has a higher maximum CDSC rate than 4.00% (a "Higher CDSC Fund") or (ii) having exchanged to Dean Witter Global Short-Term Income Fund Inc. or any Exchange Fund (as such term is defined under "Purchases, Exchanges and Redemptions" below), re-exchange back to High Yield after the Reorganization. Under such circumstances, the CDSC schedule of the Higher CDSC Fund acquired in the exchange will become applicable upon the redemption of such fund's shares, or in the case of shares of any of the Exchange Funds or Dean Witter Global Short-Term Income Fund acquired in an exchange and then subsequently re-exchanged back into High Yield, the CDSC applicable to High Yield shares will be charged upon the redemption of any such shares (see "Purchases, Exchanges and Redemptions" below).

4 This rate assumes that the level of assets upon the combination of the two funds would have caused a breakpoint in the advisory fee of High Yield to be reached, thus, a scaling down of the advisory fee to the effective advisory fee rate shown.

5 The 12b-1 fee is accrued daily and payable monthly. The 12b-1 fee is, in the case of High Income, calculated as a percentage of the lesser of (a) the average daily net sales or (b) the average daily net assets of the Fund and, in the case of High Yield, calculated as a percentage of average daily net assets. With respect to each fund, a portion of the 12b-1 fee equal to 0.20% of average daily net assets is characterized as a service fee within the meaning of the National Association of Securities Dealers, Inc. ("NASD") guidelines.

6 For the fiscal year ended August 31, 1996, there was no 12b-1 fee paid by High Yield. However, on June 30, 1997, a 12b-1 fee calculated at the annual rate of 0.75% of the average daily net assets of Class B was authorized for Class B shares of High Yield to take effect upon implementation of the multiple class distribution structure on July 28, 1997. The actual total fund operating expense ratio for High Yield during the fund's fiscal year ended August 31, 1996 was 0.66% (this rate reflects that no 12b-1 fees were incurred during this period).

Hypothetical Expenses

   To attempt to show the effect of these expenses on an investment over time, the hypotheticals shown below have been created. Assuming that an investor makes a $1,000 investment in either High Income or Class B Shares of High Yield or the new combined fund (Class B shares of High Yield), that the annual return is 5% and that the operating expenses for each fund are the ones shown in the chart above; if the investment was redeemed at the end of each period shown below, the investor would incur the following expenses by the end of each period shown:

                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                              -------- --------- --------- ----------
High Income...................   $54       $64       $86       $167
High Yield (Class B)..........   $64       $75       $97       $169
Pro Forma Combined (Class B)..   $63       $71       $91       $157

If such investment was not redeemed, the investor would incur the following expenses:

                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                              -------- --------- --------- ----------
High Income...................   $14       $44       $76       $167
High Yield (Class B)..........   $14       $45       $77       $169
Pro Forma Combined (Class B)..   $13       $41       $71       $157

   The above example should not be considered a representation of past or future expenses or performance. Actual operating expenses may be greater or less than those shown. Long-term shareholders of High Income and Class B shareholders of High Yield may pay more in sales charges including distribution fees than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

TAX CONSEQUENCES OF THE REORGANIZATION

   As a condition to the Reorganization, High Income will receive an opinion of Gordon Altman Butowsky Weitzen Shalov & Wein to the effect that the Reorganization will constitute a tax-free reorganization for federal income tax purposes, and that no gain or loss will be recognized by High Income or the shareholders of High Income for Federal income tax purposes as a result of the transactions included in the Reorganization. For further information about the tax consequences of the Reorganization, see "The Reorganization -- Tax Aspects of the Reorganization" below.

COMPARISON OF HIGH INCOME AND HIGH YIELD

   INVESTMENT OBJECTIVES AND POLICIES. High Income and High Yield have identical investment objectives, which is primarily to seek a high level of current income and, as a secondary objective, to seek capital appreciation (but only when consistent with the primary objective). High Yield seeks to achieve its investment objectives by investing principally in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. ("Moody's"), or BBB or lower by Standard & Poor's Corporation ("Standard & Poor's"). High Income also invests principally in fixed-income securities to achieve its objectives; however, such fixed-income securities are defined only to include those rated Ba or lower by Moody's, or BB or lower by Standard & Poor's. Both funds do not have any minimum quality rating standard for its investments. Both funds also consider non-rated securities for investment when InterCapital believes that the financial condition of the issuers of such securities, or the protection afforded by the terms of the securities themselves, makes them appropriate investments of the funds. With respect to High Income, the fund seeks to maintain under normal circumstances a dollar weighted average maturity of between five and ten years. High Yield does not have a specific policy as to the portfolio's dollar weighted average maturity.

   The investment policies of both funds are essentially the same; the principal differences between them are described under "Comparison of Investment Objectives, Policies and Restrictions" below.

   The investment policies of both High Income and High Yield are not fundamental and may be changed by their respective Boards of Trustees/Directors.

   INVESTMENT MANAGEMENT AND DISTRIBUTION PLAN FEES. High Income and High Yield obtain investment management services from InterCapital. With respect to High Income, the fund pays InterCapital monthly compensation calculated daily by applying the annual rate of 0.50% to the first $500 million of the fund's average net assets and 0.425% to the fund's average net assets exceeding $500 million. With respect to High Yield, the fund pays InterCapital monthly compensation calculated daily by applying the annual rate of: 0.50% to the fund's first $500 million of average net assets; 0.425% to the fund's next $250 million of average net assets; 0.375% to the fund's next $250 million of average net assets; 0.35% to the fund's next $1 billion of average net assets; 0.325% to the next $1 billion of the fund's average net assets; and 0.30% to the fund's average net assets exceeding $3 billion.

   Both High Income and High Yield have adopted distribution plans ("Plans") pursuant to Rule 12b-1 under the 1940 Act. Pursuant to High Income's Plan, the fund pays to Dean Witter Distributors Inc. (the "Distributor") a fee, which is accrued daily and payable monthly, at the annual rate of 0.80% of the lesser of (a) the average daily net sales of such fund's shares, or (b) the average net assets of the fund. The 12b-1 fee applicable to Class B shares of High Yield is accrued daily and payable monthly at the annual rate of 0.75% of average daily net assets allocated to that Class. For further information relating to the 12b-1 fees applicable to Class B shares as well as High Yield's other classes of shares, see the section entitled "Purchase of Fund Shares" in High Yield's Prospectus, attached hereto. Rule 12b-1 fees compensate the Distributor for the services provided and the expenses borne by the Distributor and others in distribution of the funds' shares. The Distributor also receives the proceeds of any CDSC paid by the funds' shareholders at the time of redemption. (High Income's and High Yield's respective CDSC schedules are set forth below under "Purchases, Exchanges and Redemptions.")

   OTHER SIGNIFICANT FEES. Both High Income and High Yield pay additional fees in connection with their operations, including legal, auditing, transfer agent and custodial fees. See "Synopsis -- Fee Table" above for the percentage of average net assets represented by such "Other Expenses."

   PURCHASES, EXCHANGES AND REDEMPTIONS. High Income continuously issues its shares to investors at a price equal to net asset value at the time of such issuance. However, redemptions and/or repurchases are subject, under most circumstances, to a CDSC. Likewise, Class B shares of High Yield are currently offered at net asset value and redemptions and/or repurchases are subject under most circumstances to a CDSC. The following are the respective CDSC schedules applicable to each of High Income and Class B shares of High Yield. Class B shares held by certain qualified employer-sponsored benefit plans are subject to a reduced CDSC schedule.

 YEAR SINCE PURCHASE PAYMENT MADE       HIGH INCOME     HIGH YIELD
------------------------------------ --------------- --------------
First ...............................       4.0%           5.0%
Second ..............................       3.0%           4.0%
Third ...............................       2.0%           3.0%
Fourth ..............................       2.0%           2.0%
Fifth ...............................       1.0%           2.0%
Sixth................................       none           1.0%
Seventh and thereafter...............       none           none



   The lower CDSC schedule of High Income will continue to apply to Shareholders only with respect to the High Yield Shares acquired in the Reorganization. However, the lower CDSC schedule will not apply if such Shareholder (i) exchanges his/her High Yield Shares after the Reorganization for a fund with a higher CDSC schedule than High Income (a "Higher CDSC Fund") or (ii) having exchanged to Dean Witter Global Short-Term Income Fund Inc. Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter Funds which are money market funds (collectively, the "Exchange Funds"), re-exchanges back to High Yield after the Reorganization. Under such circumstances, the CDSC schedule applicable to the Higher CDSC Fund shares acquired in the exchange will apply to redemptions of such fund's shares or, in the case of shares of any of the Exchange Funds acquired in an exchange and then subsequently re-exchanged back into High Yield, the CDSC schedule for High Yield (set forth in the table above) will apply to redemptions of any of such shares.


   The CDSC charge is paid to the Distributor. Shares of High Yield and High Income are distributed by the Distributor and offered by Dean Witter Reynolds Inc. and other dealers who have entered into selected dealer agreements with the Distributor. For further information relating to the CDSC schedules applicable to Class B and the other classes of High Yield's shares, see the section entitled "Purchase of Fund Shares" in High Yield's Prospectus.

   Shares of each Class of High Yield may be exchanged for shares of the same Class of any other Dean Witter Fund that offers its shares in more than one Class (the "Multi-Class Funds") or any of Dean Witter Global Short-Term Income Fund Inc. and Dean Witter National Municipal Trust ("CDSC Funds"), without the imposition of an exchange fee. High Income shares also may be exchanged for Class B shares of any Multi-Class Fund or for shares of either CDSC Fund. Both funds may be exchanged for shares of any of the Exchange Funds. With respect to High Income and High Yield, no CDSC is imposed at the time of any exchange, although any applicable CDSC will be imposed upon ultimate redemption. During the period of time a shareholder remains in an Exchange Fund, the holding period (for purposes of determining the CDSC rate) is frozen. Both High Income and High Yield provide telephone exchange privileges to their shareholders. For greater details relating to exchange privileges applicable to High Yield, see the section entitled "Shareholder Services" in High Yield's Prospectus.

   Shareholders of High Income and High Yield may redeem their shares for cash at any time at the net asset value per share next determined; however, such redemption proceeds may be reduced by the amount of any applicable CDSC. Both High Income and High Yield offer a reinstatement privilege whereby a shareholder who has not previously exercised such privilege whose shares have been redeemed or repurchased may, within thirty days, in the case of High Income, and within thirty-five days, in the case of High Yield, after the date of redemption or repurchase, reinstate any portion or all of the proceeds thereof in shares of High Income or Class B shares of High Yield, respectively, and receive a pro rata credit for any CDSC paid in connection with such redemption or repurchase. High Income and High Yield may redeem involuntarily, at net asset value, most accounts valued at less than $100.

   DIVIDENDS. Dividends from both High Income's and High Yield's anticipated net investment income are declared and paid monthly and net short-term capital gains and long-term capital gains distributions, if any, are paid at least annually. Dividends and capital gains distributions of both High Income and High Yield are automatically reinvested in additional shares at net asset value unless the shareholder elects to receive cash.

                            PRINCIPAL RISK FACTORS

   The net asset value of High Yield's and High Income's shares will fluctuate with changes in the market value of their respective portfolio securities. Both High Income and High Yield invest principally in high yield fixed-income securities, which, compared with higher rated lower yielding fixed-income securities, may be subject to greater risk of loss of income and principal, including the risk of default, and greater risk of increases and decreases in net asset value due to market fluctuations. The overall risks of investments in both funds are substantially similar.

   The foregoing discussion is a summary of the principal risk factors. For a more complete discussion of the risks of each fund, see "Investment Objectives and Policies --Risk Considerations" in High Income's Prospectus and "Investment Objectives and Policies -- Special Risk Considerations" in High Yield's Prospectus.

                              THE REORGANIZATION

THE PROPOSAL

   The Board of Trustees of High Income, including the Independent Trustees, having reviewed High Income's financial position and the prospects for achieving economies of scale through the Reorganization, determined that the Reorganization is in the best interests of High Income and its Shareholders and that the interests of High Income's Shareholders will not be diluted as a result thereof, recommends approval of the Reorganization by High Income Shareholders.

THE BOARD'S CONSIDERATION

   At a meeting held on June 30, 1997, the Board, including all of the Independent Trustees, unanimously approved the Reorganization Agreement and determined to recommend that Shareholders of High Income approve the Reorganization Agreement. In reaching this decision, the Board made an extensive inquiry into a number of factors, particularly the comparative expenses to be incurred in the operations of High Income and Class B shares of High Yield. The Board also considered other factors, including, but not limited to: the comparative investment performance and past growth in assets of High Income and High Yield; the compatibility of the investment objectives, policies, restrictions and portfolios of High Income and High Yield; the terms and conditions of the Reorganization which would affect the price of shares to be issued in the Reorganization; the tax-free nature of the Reorganization; and any direct or indirect costs to be incurred by High Income and High Yield in connection with the Reorganization.

   In recommending the Reorganization to Shareholders, the Board of High Income considered that the Reorganization would have the following benefits for Shareholders:

   1. Once the Reorganization is consummated, the expenses which would be borne by Class B shareholders of the "combined fund" should be lower on a percentage basis than the actual expenses per share of High Income. In part, this is because the rate of the investment management fee payable by the surviving High Yield fund would be lower than the fees currently paid by High Income as a result of breakpoints in the management fee of High Yield achieved through the combination of fund assets resulting from the Reorganization.

   In addition, the rate of the 12b-1 fee payable by High Yield will be lower than those currently paid by High Income. As discussed in the "Fee Table," above, the funds use different formulas to calculate 12b-1 fees: in accordance with its two-part formula, High Income has been paying 12b-1 fees at the rate of 0.80% of average daily net assets (which has been lower than average daily net sales since inception of the fund). The 12b-1 fee payable by High Yield Shares will be 0.75% of average daily net assets.

   Shareholders who remain invested in High Yield for approximately ten years from the Closing Date (as defined below) will receive an additional benefit as a result of the automatic conversion of Class B shares of High Yield into Class A shares of High Yield after such period. As discussed more fully in High Yield's Prospectus, attached hereto, once Shareholders are converted to Class A they will be subject to the Class's 12b-1 fee of only 0.25% of the average daily net assets of that Class. For greater details regarding the conversion feature, including the method by which the 10 year period is calculated and the treatment of reinvested dividends, see "Purchase of Fund Shares" in High Yield's Prospectus.

   Furthermore, to the extent that the Reorganization would result in Shareholders becoming shareholders of a combined larger fund, further economies of scale could be achieved since various fixed expenses (e.g., auditing and legal) can be spread over a larger number of shares. The Board noted that High Income's expense ratio, for its fiscal year ended March 31, 1997, was 1.39%, whereas the expense ratio for High Yield was 1.41% (based on the fiscal year ended August 31, 1996 assuming a 0.75% 12b-1 fee, as well as a reduced management fee). The Board further noted that the combined fund is expected to have a lower expense ratio than both funds currently do (taking into account the other assumptions described in the "Fee Table," above).

   2. Shareholders would have a continued participation in the high yield fixed-income markets through investment in High Yield, which has identical investment objectives and substantially similar investment policies and restrictions to those of High Income. Upon consummation of the Reorganization, the lower CDSC schedule of High Income will continue to apply (with respect to the High Yield Shares acquired in the Reorganization), except under certain circumstances in which such High Yield Shares are exchanged for another fund, as described in "Comparison of High Income and High Yield -- Purchases, Exchanges and Redemptions."

   3. The Reorganization will constitute a tax-free reorganization for federal income tax purposes, and no gain or loss will be recognized by High Income or its Shareholders for federal income tax purposes as a result of transactions included in the Reorganization.

   4. The Board also took into consideration that effective July 28, 1997, High Yield Shares will also be available to certain investors at net asset value and, therefore, absent the Reorganization, High Yield will compete for investor funds directly with High Income. The Reorganization should allow for more concentrated selling efforts to the benefit of both High Income and High Yield shareholders and avoid the inefficiencies associated with the operation and distribution of substantially similar funds.

   The Board of Directors of High Yield, including a majority of such Directors who are not "interested persons" of High Yield, also have determined that the Reorganization is in the best interests of High Yield and its shareholders and that the interests of existing shareholders of High Yield will not be diluted as a result thereof. The transaction will enable High Yield to acquire investment securities which are consistent with High Yield's investment objective, without the brokerage costs attendant to the purchase of such securities in the market. Furthermore, the addition of High Income's assets to High Yield's portfolio is expected to result in the economies of scale described above. The Board also considered the limitations on the use of High Yield's capital loss carryforwards that would result from the Reorganization (see "Tax Aspects of the Reorganization"), and upon consideration of all factors deemed relevant, including the likelihood that the tax carryforward would be utilized, determined, in the exercise of its reasonable business judgment, that the potential benefits of the Reorganization outweighed any adverse effects.

THE REORGANIZATION AGREEMENT

   The terms and conditions under which the Reorganization would be consummated, as summarized below, are set forth in the Reorganization Agreement. This summary is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is attached as Exhibit A to this Proxy Statement and Prospectus.

   The Reorganization Agreement provides that (i) High Income will transfer all of its assets, including portfolio securities, cash (other than cash amounts retained by High Income as a "Cash Reserve" in the amount sufficient to discharge its liabilities not discharged prior to the Valuation Date (as defined below) and for expenses of the dissolution), cash equivalents and receivables to High Yield on the Closing Date in exchange for the assumption by High Yield of High Income's stated liabilities, including all expenses, costs, charges and reserves, as reflected on an unaudited statement of assets and liabilities of High Income prepared by the Treasurer of High Income as of the Valuation Date (as defined below) in accordance with generally accepted accounting principles consistently applied from the prior audited period, and the delivery of High Yield Shares, (ii) such High Yield Shares would be distributed to the Shareholders of High Income on the Closing Date or as soon as practicable thereafter, (iii) High Income would be dissolved and (iv) the outstanding shares of High Income would be canceled.

   The number of High Yield Shares to be delivered to High Income will be determined by dividing the value of High Income assets acquired by High Yield (net of stated liabilities assumed by High Yield) by the net asset value of a High Yield Share; these values will be calculated as of 4:00 p.m. New York City time on the third day that the New York Stock Exchange is open for business following the receipt of the requisite approval by the shareholders of High Income of the Reorganization Agreement or at such other time as High Income and High Yield may agree (the "Valuation Date"). As an illustration, if on the Valuation Date, High Income were to have securities with a market value of $95,000 and cash in the amount of $10,000 (of which $5,000 was to be retained by it as the Cash Reserve), the value of the assets which would be transferred to High Yield would be $100,000. If the net asset value per share of High Yield were $10 per share at the close of business on the Valuation Date, the number of shares to be issued would be 10,000 ($100,000 (divided by) $10). These 10,000 Class B shares of High Yield would be distributed to the former shareholders of High Income. This example is given for illustration purposes only and does not bear any relationship to the dollar amounts or shares expected to be involved in the Reorganization.

   On the Closing Date or as soon as practicable thereafter, High Income will distribute pro rata to its Shareholders of record as of the close of business on the Valuation Date, the High Yield Shares it receives. High Yield will cause its transfer agent to credit and confirm an appropriate number of High Yield Shares to each Shareholder. Certificates for High Yield Shares will be issued upon written request of a Shareholder but only for whole shares, with fractional shares credited to the name of the Shareholder on the books of High Yield. Such Shareholders who wish certificates representing their High Yield Shares must, after receipt of their confirmations, make a written request to High Yield's transfer agent, Dean Witter Trust Company, Harborside Financial Center, Jersey City, New Jersey 07311. Shareholders holding certificates representing their shares will not be required to surrender their certificates in connection with the Reorganization. However, such Shareholders will have to surrender such certificates (or provide indemnities reasonably acceptable to High Yield in respect of lost certificates) in order to receive certificates representing High Yield Shares or to redeem, transfer or exchange the High Yield Shares received.

   The Closing Date will be the next business day following the Valuation Date. The consummation of the Reorganization is contingent upon the approval of the Reorganization by the shareholders of High Income and the receipt of the other opinions and certificates set forth in Sections 6, 7 and 8 of the Reorganization Agreement and the occurrence of the events described in those Sections, certain of which may be waived by High Income or High Yield. The Reorganization Agreement may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting which would detrimentally affect the value of the shares of High Yield to be distributed. InterCapital will bear all of the expenses associated with the Reorganization. Management estimates that such expenses associated with the Reorganization will not exceed $305,000.

   The Reorganization Agreement may be terminated and the Reorganization abandoned at any time, before or after approval by High Income's Shareholders by mutual consent of High Income and High Yield. In addition, either party may terminate the Reorganization Agreement upon the occurrence of a material breach of the Reorganization Agreement by the other party or if, by January 31, 1998, any condition set forth in the Reorganization Agreement has not been fulfilled or waived by the party entitled to its benefits.

   Under the Reorganization Agreement, within one year after the Closing Date, High Income shall: either pay or make provision for all of its liabilities and distribute any remaining amount of the Cash Reserve (after paying or making provision for such liabilities and the estimated cost of making the distribution) to former shareholders of High Income that received High Yield Shares. High Income shall be dissolved and deregistered as an investment company promptly following the distributions of shares of High Yield to Shareholders of record of High Income.

   The effect of the Reorganization is that Shareholders who vote their shares in favor of the Reorganization Agreement are electing to sell their shares of High Income (at net asset value on the Valuation Date calculated after subtracting the Cash Reserve) and reinvest the proceeds in High Yield Shares at net asset value and without recognition of taxable gain or loss for federal income tax purposes. See "Tax Aspects of the Reorganization" below. As noted in "Tax Aspects of the Reorganization" below, if High Income recognizes net gain from the sale of securities prior to the Closing Date, such gain, to the extent not offset by capital loss carryovers, will be distributed to Shareholders prior to the Closing Date and will be taxable to Shareholders as capital gain.

   Shareholders will continue to be able to redeem their shares of High Income at net asset value next determined after receipt of the redemption request (subject to any applicable CDSC) until the close of business on the business day next preceding the Closing Date. Redemption requests received by High Income thereafter will be treated as requests for redemption of shares of High Yield.

TAX ASPECTS OF THE REORGANIZATION

   At least one but not more than 20 business days prior to the Valuation Date, High Income will declare and pay a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to Shareholders all of High Income's investment company taxable income for all periods since inception of High Income through and including the Valuation Date (computed without regard to any dividends paid deduction), and all of High Income's net capital gain, if any, realized in such periods (after reduction for any capital loss carry-forward).

   The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). High Income and High Yield have represented that, to their best knowledge, there is no plan or intention by Shareholders to redeem, sell, exchange or otherwise dispose of a number of High Yield Shares received in the transaction that would reduce Shareholders' ownership of High Yield Shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding High Income shares as of the same date. High Income and High Yield have each further represented that, as of the Closing Date, High Income and High Yield will qualify as regulated investment companies.

   As a condition to the Reorganization, High Income and High Yield will receive an opinion of Gordon Altman Butowsky Weitzen Shalov & Wein that, based on certain assumptions, facts, the terms of the Reorganization Agreement and additional representations set forth in the Reorganization Agreement or provided by High Income and High Yield:

   1. The transfer of substantially all of High Income's assets in exchange for the High Yield Shares and the assumption by High Yield of certain stated liabilities of High Income followed by the distribution by High Income of the High Yield Shares to Shareholders in exchange for their High Income shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and High Income and High Yield will each be a "party to a reorganization" within the meaning of Section 368 (b) of the Code;

   2. No gain or loss will be recognized by High Yield upon the receipt of the assets of High Income solely in exchange for the High Yield Shares and the assumption by High Yield of the stated liabilities of High Income;

   3. No gain or loss will be recognized by High Income upon the transfer of the assets of High Income to High Yield in exchange for the High Yield Shares and the assumption by High Yield of the stated liabilities or upon the distribution of High Yield Shares to Shareholders in exchange for their High Income shares;

   4. No gain or loss will be recognized by Shareholders upon the exchange of the shares of High Income for the High Yield Shares;

   5. The aggregate tax basis for the High Yield Shares received by each of the Shareholders pursuant to the reorganization will be the same as the aggregate tax basis of the shares in High Income held by each such Shareholder immediately prior to the reorganization;

   6. The holding period of the High Yield Shares to be received by each Shareholder will include the period during which the shares in High Income surrendered in exchange therefor were held (provided such shares in High Income were held as capital assets on the date of the Reorganization);

   7. The tax basis of the assets of High Income acquired by High Yield will be the same as the tax basis of such assets to High Income immediately prior to the Reorganization; and

   8. The holding period of the assets of High Income in the hands of High Yield will include the period during which those assets were held by High Income.


   The Reorganization will result in a "change of ownership" of High Yield under Section 382 of the Code. High Yield has a capital loss carryover of approximately $982 million as of June 30, 1997. Under the provisions of
Section 382 of the Code, the full amount of those built-in-losses and capital loss carryovers will not be available to offset realized capital gains of the combined fund after the Reorganization. Only a portion of the unrealized capital losses and capital loss carryovers (i.e., approximately $27 million per year for eight years) will be available to offset realized net capital gains of the combined fund. After eight years, the unused loss carryover will be eliminated. The Board has considered this limitation on the use of High Yield's capital loss carryforwards that would result from the Reorganization (see "The Board's Consideration").


   SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECT, IF ANY, OF THE PROPOSED TRANSACTION IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES. BECAUSE THE FOREGOING DISCUSSION ONLY RELATES TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSACTION, SHAREHOLDERS SHOULD ALSO CONSULT THEIR TAX ADVISORS AS TO STATE AND LOCAL TAX CONSEQUENCES, IF ANY, OF THE PROPOSED TRANSACTION.

DESCRIPTION OF SHARES

   Class B Shares of High Yield to be issued pursuant to the Reorganization Agreement will, when issued, be fully paid and non-assessable by High Yield and transferable without restrictions and will have no preemptive rights. As discussed above, Class B shares of High Yield also have a conversion feature pursuant to which approximately ten (10) years after the date of the original purchase of such shares, the shares will convert automatically to Class A Shares, based on the relative net asset values of the two classes. For greater details regarding the conversion feature, including the method by which the 10 year period is calculated and the treatment of reinvested dividends, see "Purchase of Fund Shares" in High Yield's Prospectus attached hereto.

CAPITALIZATION TABLE (UNAUDITED)

   The following table sets forth the capitalization of High Yield and High Income as of March 31, 1997 and on a pro forma combined basis as if the Reorganization had occurred on that date:

                                                          NET ASSET
                                              SHARES        VALUE
                              NET ASSETS    OUTSTANDING   PER SHARE
                           -------------- ------------- -----------
High Income ............... $1,129,080,877  115,231,451     $9.80
High Yield................. $  466,011,270   70,887,414     $6.57
Combined Fund (pro forma)   $1,595,092,147  242,741,429     $6.57

APPRAISAL RIGHTS

   Shareholders will have no appraisal rights in connection with the Reorganization.

        COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

INVESTMENT OBJECTIVES AND POLICIES

   High Income and High Yield have identical investment objectives, which is primarily to seek a high level of current income, and, as a secondary objective, to seek capital appreciation (but only when consistent with the primary objective). High Yield seeks to achieve its investment objective by investing principally (under normal circumstances at least 65% of its total assets) in fixed-income securities rated Baa or lower by Moody's, or BBB or lower by Standard & Poor's. High Income also seeks to achieve its investment objective by investing principally in fixed income securities; however, High Income's fixed income securities are rated Ba or lower by Moody's, or BB or lower by Standard & Poor's. Neither fund has any minimum quality rating standard for its investments. Both funds also consider non-rated securities for investment when the Investment Manager believes that the financial conditions of the issuers of such securities, or the protection afforded by the terms of the securities themselves, make them appropriate investments of the funds. With respect to High Income, the fund seeks to maintain under normal circumstances a dollar weighted average maturity of between five and ten years. High Yield does not have a specific policy as to the portfolio's dollar weighted average maturity.

   Up to 35% of each fund's total assets may, under normal conditions, be invested in securities other than the fixed-income securities described, including, among other securities, common stocks (in the case of High Yield, up to 20% of the fund's total assets), U.S. Government Obligations (including zero coupon securities), repurchase agreements, and futures contracts and related options thereon. Up to 35% of High Income's total assets may, under normal conditions, be invested in securities of foreign issuers; whereas High Yield may invest only up to 20% of its total assets in fixed-income securities issued by foreign governments and other foreign issuers and in foreign currency issues of domestic issuers, but not more than 10% of its total assets in such securities, whether issued by a foreign or domestic issuer, which are denominated in foreign currency. High Income also is specifically authorized to enter into forward foreign currency exchange contracts as a hedge against fluctuations in future foreign exchange rates.

   Both High Yield and High Income may invest part or all of their respective assets in money market instruments to maintain temporarily a "defensive" posture when, in the opinion of the Investment Manager, it is advisable to do so because of market conditions.

   High Income may purchase and sell (write) listed options on portfolio securities or on the U.S. Dollar or foreign currencies and may write covered call options on such securities, without limit, in order to hedge against the decline in the value of a security or currency in which such security is denominated, to earn additional income and or to close out long call option positions. High Income also may purchase listed and over-the-counter call and put options in amounts equaling up to 5% of its total assets. High Income may purchase call and put options to close out covered call or written put positions, as applicable, or to protect the value of the relevant security. High Yield, however, may purchase or sell (write) listed options only on debt securities as a means of achieving additional return or of hedging the value of the fund's portfolio. High Income fund may only write covered options which are listed on national securities exchanges, the total amount of which may not exceed 20% of the fund's total assets. High Income has an overall limitation that it may not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the fund's total assets.

   High Income may purchase and sell U.S. and foreign exchange-traded futures contracts on portfolio securities, on foreign currencies, on U.S. and foreign fixed-income securities and on index securities or securities indexes, for hedging purposes. High Yield, however, may only purchase and sell financial futures contracts and related options thereon as a hedge against changes in interest rates. Both funds may purchase and sell options on eligible futures contracts for hedging purposes or to close out an opposite position.

   Both High Yield and High Income may (i) purchase securities on a when-issued or delayed delivery basis, (ii) purchase or sell securities on a forward commitment basis and (iii) purchase securities on a "when, as and if issued" basis. High Income may invest in warrants and stock rights attached to other portfolio securities, without limit, and it may invest up to 5% of its net assets in other warrants. By contrast, High Yield has a 5% limitation as to investments in all warrants. Both funds may enter into repurchase agreements subject to certain procedures designed to minimize risks associated with such agreements. However, only High Income is authorized to enter into reverse repurchase agreements and dollar rolls. High Income may invest up to 10% of its total assets in securities which are subject to restrictions on resale because they have not been registered under the Securities Act of 1933, or which are otherwise not readily marketable; whereas, High Yield has a 5% limit respecting investments in such securities.

   The investment policies of both High Income and High Yield are not fundamental and may be changed by their respective Boards. The foregoing discussion is a summary of the principal differences and similarities between the investment policies of the funds. For a more complete discussion of each fund's policies see "Investment Objectives and Policies" in each fund's respective Prospectus and "Investment Practices and Policies" in each fund's respective Statement of Additional Information.

INVESTMENT RESTRICTIONS

   The investment restrictions adopted by High Income and High Yield as fundamental are substantially similar and are summarized under the caption "Investment Restrictions" in their respective Prospectuses and Statements of Additional Information. A fundamental investment restriction cannot be changed without the vote of a majority of the outstanding voting securities of a fund, as defined in the 1940 Act. The material differences are as follows. High Yield has a fundamental restriction that it may not invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities), whereas High Income is subject to a similar fundamental limitation only with respect to 75% of its total assets. High Yield has a fundamental restriction that it may not purchase more than 10% of the voting securities, or more than 10% of any class of securities of any one issuer, whereas High Income is subject to a similar limitation with respect to only 75% of its total assets.

   In addition, High Yield has a fundamental restriction that it may not acquire common stocks in excess of 20% of its total assets, whereas High Income does not have any such policy.

   High Yield has a fundamental restriction that it may not write, purchase or sell puts, calls, or combinations thereof except options on futures contacts or options on debt securities, whereas High Income has no similar limitation. In addition, both funds, as a matter of fundamental policy, may not purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets; however, High Income carves out an additional exception for purchases made in accordance with Section 12(d) of the 1940 Act.

   Finally, High Yield has a fundamental restriction that it may not invest in securities of any issuer if, to the knowledge of such fund, any officer, or director of the fund or of the Investment Manager, owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer; whereas, High Income is subject to such limitation on a non-fundamental basis.

                   ADDITIONAL INFORMATION ABOUT HIGH INCOME
                                AND HIGH YIELD

GENERAL

   For a discussion of the organization and operation of High Yield and High Income, see "The Fund and its Management," "Investment Objectives and Policies," "Investment Restrictions" and "Prospectus Summary" in, and the cover page of, their respective Prospectuses.

FINANCIAL INFORMATION

   For certain financial information about High Yield and High Income, see "Financial Highlights" and "Performance Information" in their respective Prospectuses.

MANAGEMENT

   For information about High Yield's and High Income's Board of
Trustees/Directors, the Investment Manager and the Distributor, see "The Fund and its Management" and "Investment Objectives and Policies" in, and the back cover of, their respective Prospectuses.

DESCRIPTION OF SECURITIES AND SHAREHOLDER INQUIRIES

   For a description of the nature and most significant attributes of shares of High Income and High Yield, and information regarding shareholder inquiries, see "Additional Information" in their respective Prospectuses.

DIVIDENDS, DISTRIBUTIONS AND TAXES

   For a discussion of High Yield's and High Income's policies with respect to dividends, distributions and taxes, see "Dividends, Distributions and Taxes" in their respective Prospectuses as well as the discussion herein under "Synopsis -- Purchases, Exchanges and Redemptions."

PURCHASES, REPURCHASES AND REDEMPTIONS

   For a discussion of how High Yield's and High Income's shares may be purchased, repurchased and redeemed, see "Purchase of Fund Shares", "Shareholder Services" and "Redemptions and Repurchases" in their respective Prospectuses.

                 MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

   For a discussion of High Yield's performance, see management's letter to shareholders in its Annual Report for its fiscal year ended August 31, 1996 accompanying this Proxy Statement and Prospectus. For a discussion of High Income's performance, see its Annual Report for its fiscal year ended March 31, 1997.

                       FINANCIAL STATEMENTS AND EXPERTS

   The financial statements of High Yield and High Income as of August 31, 1996 and March 31, 1997, respectively, which are incorporated by reference in the Statement of Additional Information relating to the Registration Statement on Form N-14 of which this Proxy Statement and Prospectus forms a part, have been audited by Price Waterhouse LLP, independent accountants, for the periods indicated in its respective reports thereon. Such financial statements have been incorporated by reference in reliance upon such reports given upon the authority of Price Waterhouse LLP as experts in accounting and auditing.

                                LEGAL MATTERS

   Certain legal matters concerning the issuance of shares of High Yield will be passed upon by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Such firm will rely on Piper & Marbury LLP as to matters of Maryland law.

                            AVAILABLE INFORMATION

   Additional information about High Income and High Yield is available, as applicable, in the following documents which are incorporated herein by reference: (i) High Yield's Prospectus dated July 28, 1997, attached to this Proxy Statement and Prospectus, which Prospectus forms a part of Post-Effective Amendment No. 21 to High Yield's Registration Statement on Form N-1A (File Nos. 2-64782; 811-2932); (ii) High Yield's Annual Report for its fiscal year ended August 31, 1996 and its Semi-Annual Report for the six months ended February 28, 1997, accompanying this Proxy Statement and Prospectus; (iii) High Income's Prospectus dated June 16, 1997, which Prospectus forms a part of Post-Effective Amendment No. 5 to High Income's Registration Statement on Form N-1A (File Nos. 33-53299; 811-07157); and (iv) High Income's Annual Report for the fiscal year ended March 31, 1997. The foregoing documents may be obtained without charge by calling (212) 293-2550 or (800) 526-3143.

   High Income and High Yield are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the Commission. Proxy material, reports and other information about High Income and High Yield which are of public record can be inspected and copied at public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549.

                                OTHER BUSINESS

   Management of High Income knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters.

                                            By Order of the Board of Trustees,

                                            BARRY FINK,
                                            Secretary
                                            August  , 1997

                                                                     EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made as of this 30th day of June, 1997, by and between DEAN WITTER HIGH YIELD SECURITIES INC., a Maryland Corporation ("High Yield") and DEAN WITTER HIGH INCOME SECURITIES, a Massachusetts business trust ("High Income").

   This Agreement is intended to be and is adopted as a "plan of reorganization" within the meaning of Treas. Reg. 1.368-2(g), for a reorganization under Section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization ("Reorganization") will consist of the transfer to High Yield of substantially all of the assets of High Income in exchange for the assumption by High Yield of all stated liabilities of High Income and the issuance by High Yield of Class B shares of common stock ("High Yield Shares"), to be distributed, after the Closing Date hereinafter referred to, to the shareholders of High Income in liquidation of High Income as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

   In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. THE REORGANIZATION AND LIQUIDATION OF HIGH INCOME

   1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, High Income agrees to assign, deliver and otherwise transfer the High Income Assets (as defined in paragraph 1.2) to High Yield and High Yield agrees in exchange therefor to assume all of High Income's stated liabilities on the Closing Date as set forth in paragraph 1.3(a) and to deliver to High Income the number of High Yield Shares, including fractional High Yield Shares, determined by dividing the value of the High Income Assets, net of such stated liabilities, computed as of the Valuation Date (as defined in paragraph 2.1) in the manner set forth in paragraph 2.1, by the net asset value of a High Yield Share, computed at the time and date and in the manner set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph
3.1 ("Closing").

   1.2 (a) The "High Income Assets" shall consist of all property, including without limitation, all cash (other than the "Cash Reserve" (as defined in paragraph 1.3(b)), cash equivalents, securities and dividend and interest receivables owned by High Income, and any deferred or prepaid expenses shown as an asset on High Income's books on the Valuation Date.

       (b) On or prior to the Valuation Date, High Income will provide High Yield with a list of all of High Income's assets to be assigned, delivered and otherwise transferred to High Yield and of the stated liabilities to be assumed by High Yield pursuant to this Agreement. High Income reserves the right to sell any of the securities on such list but will not, without the prior approval of High Yield, acquire any additional securities other than securities of the type in which High Yield is permitted to invest and in amounts agreed to in writing by High Yield. High Yield will, within a reasonable time prior to the Valuation Date, furnish High Income with a statement of High Yield's investment objectives, policies and restrictions and a list of the securities, if any, on the list referred to in the first sentence of this paragraph that do not conform to High Yield's investment objective, policies and restrictions. In the event that High

Income holds any investments that High Yield is not permitted to hold, High Income will dispose of such securities on or prior to the Valuation Date. In addition, if it is determined that the portfolios of High Income and High Yield, when aggregated, would contain investments exceeding certain percentage limitations imposed upon High Yield with respect to such investments, High Income if requested by High Yield will, on or prior to the Valuation Date, dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date (as defined in paragraph 3.1).

   1.3 (a) High Income will endeavor to discharge all of its liabilities and obligations on or prior to the Valuation Date. High Yield will assume all stated liabilities, which includes, without limitation, all expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of High Income prepared by the Treasurer of High Income as of the Valuation Date in accordance with generally accepted accounting principles consistently applied from the prior audited period.

       (b) On the Valuation Date, High Income may establish a cash reserve, which shall not exceed 5% of High Income's net assets as of the close of business on the Valuation Date ("Cash Reserve") to be retained by High Income and used for the payment of its liabilities not discharged prior to the Valuation Date and for the expenses of dissolution.

   1.4 In order for High Income to comply with Section 852(a)(1) of the Code and to avoid having any investment company taxable income or net capital gain (as defined in Sections 852(b)(2) and 1222(11) of the Code, respectively) in the short taxable year ending with its dissolution, High Income will on or before the Valuation Date (a) declare a dividend in an amount large enough so that it will have declared dividends of all of its investment company taxable income and net capital gain, if any, for such taxable year (determined without regard to any deduction for dividends paid) and (b) distribute such dividend.

   1.5 On the Closing Date or as soon as practicable thereafter, High Income will distribute High Yield Shares received by High Income pursuant to paragraph 1.1 pro rata to its shareholders of record determined as of the close of business on the Valuation Date ("High Income Shareholders"). Such distribution will be accomplished by an instruction, signed by High Income's Secretary, to transfer High Yield Shares then credited to High Income's account on the books of High Yield to open accounts on the books of High Yield in the names of the High Income Shareholders and representing the respective pro rata number of High Yield Shares due such High Income Shareholders. All issued and outstanding shares of High Income simultaneously will be canceled on High Income's books; however, share certificates representing interests in High Income will represent a number of High Yield Shares after the Closing Date as determined in accordance with paragraph 2.3. High Yield will issue certificates representing High Yield Shares in connection with such exchange only upon the written request of a High Income Shareholder.

   1.6 Ownership of High Yield Shares will be shown on the books of High Yield's transfer agent. High Yield Shares will be issued in the manner described in High Yield's current Prospectus and Statement of Additional Information.

   1.7 Any transfer taxes payable upon issuance of High Yield Shares in a name other than the registered holder of High Yield Shares on High Income's books as of the close of business on the Valuation Date shall, as a condition of such issuance and transfer, be paid by the person to whom High Yield Shares are to be issued and transferred.

    1.8 Any reporting responsibility of High Income is and shall remain the responsibility of High Income up to and including the date on which High Income is dissolved and deregistered pursuant to paragraph 1.9.

   1.9 Within one year after the Closing Date, High Income shall pay or make provision for the payment of all its liabilities and taxes, and distribute to the shareholders of High Income as of the close of business on the Valuation Date any remaining amount of the Cash Reserve (as reduced by the estimated cost of distributing it to shareholders). High Income shall be dissolved as a Massachusetts business trust and deregistered as an investment company under the Investment Company Act of 1940, as amended ("1940 Act"), promptly following the making of all distributions pursuant to paragraph 1.5.

   1.10 Copies of all books and records maintained on behalf of High Income in connection with its obligations under the 1940 Act, the Code, state blue sky laws or otherwise in connection with this Agreement will promptly after the Closing be delivered to officers of High Yield or their designee and High Yield or its designee shall comply with applicable record retention requirements to which High Income is subject under the 1940 Act.

2. VALUATION

   2.1 The value of the High Income Assets shall be the value of such assets computed as of 4:00 p.m. New York City time on the third day that the New York Stock Exchange is open for business following the receipt of the requisite approval by shareholders of High Income of this Agreement or at such time on such earlier or later date after such approval as may be mutually agreed upon in writing (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in High Yield's then current Prospectus and Statement of Additional Information.

   2.2 The net asset value of a High Yield Share shall be the net asset value per share computed on the Valuation Date, using the valuation procedures set forth in High Yield's then current Prospectus and Statement of Additional Information.

   2.3 The number of High Yield Shares (including fractional shares, if any) to be issued hereunder shall be determined by dividing the value of the High Income Assets, net of the liabilities of High Income assumed by High Yield pursuant to paragraph 1.1, determined in accordance with paragraph 2.1, by the net asset value of a High Yield Share determined in accordance with paragraph 2.2.

   2.4 All computations of value shall be made by Dean Witter Services Company Inc. ("Services") in accordance with its regular practice in pricing High Yield. High Yield shall cause Services to deliver a copy of its valuation report at the Closing.

3. CLOSING AND CLOSING DATE

   3.1 The Closing shall take place on the next business day following the Valuation Date (the "Closing Date"). The Closing shall be held as of 9:00 a.m. Eastern time, or at such other time as the parties may agree. The Closing shall be held in a location mutually agreeable to the parties hereto. All acts taking place at the Closing shall be deemed to take place simultaneously as of 9:00 a.m. Eastern time on the Closing Date unless otherwise provided.

   3.2 Portfolio securities held by High Income and represented by a certificate or other written instrument shall be presented by it or on its behalf to The Bank of New York (the "Custodian"), as custodian for High Yield, for examination no later than five business days preceding the Valuation Date. Such portfolio securities (together with any cash or other assets) shall be delivered by High Income to the Custodian for the account of High Yield on or before the Closing Date in conformity with applicable custody provisions under the 1940 Act and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers. The portfolio securities shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. Portfolio securities and instruments deposited with a securities depository (as defined in Rule 17f-4 under the 1940 Act) shall be delivered on or before the Closing Date by book-entry in accordance with customary practices of such depository and the Custodian. The cash delivered shall be in the form of a Federal Funds wire, payable to the order of "The Bank of New York, Custodian for Dean Witter High Yield Securities Inc."

   3.3 In the event that on the Valuation Date, (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or
(b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of both High Yield and High Income, accurate appraisal of the value of the net assets of High Yield or the High Income Assets is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

   3.4 If requested, High Income shall deliver to High Yield or its designee
(a) at the Closing, a list, certified by its Secretary, of the names, addresses and taxpayer identification numbers of the High Income Shareholders and the number and percentage ownership of outstanding High Income shares owned by each such High Income Shareholder, all as of the Valuation Date, and
(b) as soon as practicable after the Closing, all original documentation (including Internal Revenue Service forms, certificates, certifications and correspondence) relating to the High Income Shareholders' taxpayer identification numbers and their liability for or exemption from back-up withholding. High Yield shall issue and deliver to such Secretary a confirmation evidencing delivery of High Yield Shares to be credited on the Closing Date to High Income or provide evidence satisfactory to High Income that such High Yield Shares have been credited to High Income's account on the books of High Yield. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4. COVENANTS OF HIGH YIELD AND HIGH INCOME

   4.1 Except as otherwise expressly provided herein with respect to High Income, High Yield and High Income each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and other distributions.

   4.2 High Yield will prepare and file with the Securities and Exchange Commission ("Commission") a registration statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), relating to High Yield Shares ("Registration Statement"). High Income will provide High Yield with the Proxy Materials as described in paragraph 4.3 below, for inclusion in the Registration Statement. High Income will further provide High Yield with such other information and documents relating to High Yield as are reasonably necessary for the preparation of the Registration Statement.

   4.3 High Income will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein. High

Income will prepare the notice of meeting, form of proxy and proxy statement (collectively, "Proxy Materials") to be used in connection with such meeting; provided that High Yield will furnish High Income with its currently effective prospectus for inclusion in the Proxy Materials and with such other information relating to High Yield as is reasonably necessary for the preparation of the Proxy Materials.

   4.4 High Income will assist High Yield in obtaining such information as High Yield reasonably requests concerning the beneficial ownership of High Income shares.

   4.5 Subject to the provisions of this Agreement, High Yield and High Income will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

   4.6 High Income shall furnish or cause to be furnished to High Yield within 30 days after the Closing Date a statement of High Income's assets and liabilities as of the Closing Date, which statement shall be certified by High Income's Treasurer and shall be in accordance with generally accepted accounting principles consistently applied. As promptly as practicable, but in any case within 60 days after the Closing Date, High Income shall furnish High Yield, in such form as is reasonably satisfactory to High Yield, a statement certified by High Income's Treasurer of High Income's earnings and profits for federal income tax purposes that will be carried over to High Yield pursuant to Section 381 of the Code.

   4.7 As soon after the Closing Date as is reasonably practicable, High Income (a) shall prepare and file all federal and other tax returns and reports of High Income required by law to be filed with respect to all periods ending on or before the Closing Date but not theretofore filed and
(b) shall pay all federal and other taxes shown as due thereon and/or all federal and other taxes that were unpaid as of the Closing Date, including without limitation, all taxes for which the provision for payment was made as of the Closing Date (as represented in paragraph 5.2(k)).

   4.8 High Yield agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act and to make such filings required by the state Blue Sky and securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5. REPRESENTATIONS AND WARRANTIES

   5.1 High Yield represents and warrants to High Income as follows:

       (a) High Yield is a validly existing Maryland corporation with full power to carry on its business as presently conducted;

       (b) High Yield is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

       (c) All of the issued and outstanding shares of High Yield have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. Shares of High Yield are registered in all jurisdictions in which they are required to be registered under state securities laws and other laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and High Yield is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

        (d) The current Prospectus and Statement of Additional Information of High Yield conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; '

       (e) High Yield is not in, and the execution, delivery and performance of this Agreement will not result in a, material violation of any provision of High Yield's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which High Yield is a party or by which it is bound;

       (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against High Yield or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business; and High Yield knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely effect, its business or its ability to consummate the transactions herein contemplated;

       (g) The Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets and Financial Highlights as of August 31, 1996, and for the year then ended, of High Yield certified by Price Waterhouse LLP (copies of which have been furnished to High Income), fairly present, in all materials respects, High Yield's financial condition as of such date in accordance with generally accepted accounting principles, and its results of such operations, changes in its net assets and financial highlights for such period, and as of such date there were no known liabilities of High Yield (contingent or otherwise) not disclosed therein that would be required in accordance with generally accepted accounting principles to be disclosed therein;

       (h) All issued and outstanding High Yield Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in High Yield's current Prospectus incorporated by reference in the Registration Statement. High Yield does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares;

       (i) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of High Yield, and this Agreement constitutes a valid and binding obligation of High Yield enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with High Yield's performance of this Agreement;

       (j) High Yield Shares to be issued and delivered to High Income, for the account of the High Income Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued High Yield Shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in High Yield's current Prospectus incorporated by reference in the Registration Statement;

        (k) All material Federal and other tax returns and reports of High Yield required by law to be filed on or before the Closing Date have been filed and are correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of High Yield's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

       (l) For each taxable year since its inception, High Yield has met the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of High Yield to continue to meet the requirements of Subchapter M of the Code;

       (m) Since August 31, 1996 there has been no change by High Yield in accounting methods, principles, or practices, including those required by generally accepted accounting principles;

       (n) The information furnished or to be furnished by High Yield for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto; and

       (o) The Proxy Materials to be included in the Registration Statement (only insofar as they relate to High Yield) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

   5.2 High Income represents and warrants to High Yield as follows:

       (a) High Income is a validly existing Massachusetts business trust with full power to carry on its business as presently conducted;

       (b) High Income is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act and the registration of its shares under the 1933 Act are in full force and effect;

       (c) All of the issued and outstanding shares of beneficial interest of High Income have been offered and sold in compliance in all material respects with applicable requirements of the 1933 Act and state securities laws. Shares of High Income are registered in all jurisdictions in which they are required to be registered and said registrations, including any periodic reports or supplemental filings, are complete and current, all fees required to be paid have been paid, and High Income is not subject to any stop order and is fully qualified to sell its shares in each state in which its shares have been registered;

       (d) The current Prospectus and Statement of Additional Information of High Income conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

       (e) High Income is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of any provision of High Income's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which High Income is a party or by which it is bound;

        (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against High Income or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business; and High Income knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely effect, its business or its ability to consummate the transactions herein contemplated;

       (g) The Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets and Financial Highlights of High Income as of March 31, 1997 and for the year then ended, certified by Price Waterhouse LLP (copies of which have been or will be furnished to High Yield) fairly present, in all material respects, High Income's financial condition as of such date, and its results of operations, changes in its net assets and financial highlights for such period in accordance with generally accepted accounting principles, and as of such date there were no known liabilities of High Income (contingent or otherwise) not disclosed therein that would be required in accordance with generally accepted accounting principles to be disclosed therein;

       (h) High Income has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date;

       (i) All issued and outstanding shares of High Income are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, except as set forth under the caption "Additional Information" in High Income's current Prospectus incorporated by reference in the Registration Statement. High Income does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible to any of its shares. All such shares will, at the time of Closing, be held by the persons and in the amounts set forth in the list of shareholders submitted to High Yield pursuant to paragraph 3.4;

       (j) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of High Income, and subject to the approval of High Income's shareholders, this Agreement constitutes a valid and binding obligation of High Income, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles. No other consents, authorizations or approvals are necessary in connection with High Income's performance of this Agreement;

       (k) All material federal and other tax returns and reports of High Income required by law to be filed on or before the Closing Date shall have been filed and are correct and all Federal and other taxes shown as due or required to be shown as due on said returns and reports have been paid or provision has been made for the payment thereof, and to the best of High Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

       (l) For each taxable year since its inception, High Income has met all the requirements of Subchapter M of the Code for qualification and treatment as a "regulated investment company" and neither the execution or delivery of nor the performance of its obligations under this Agreement will adversely affect, and no other events are reasonably likely to occur which will adversely affect the ability of High Income to continue to meet the requirements of Subchapter M of the Code;

        (m) At the Closing Date, High Income will have good and valid title to the High Income Assets, subject to no liens (other than the obligation, if any, to pay the purchase price of portfolio securities purchased by High Income which have not settled prior to the Closing Date), security interests or other encumbrances, and full right, power and authority to assign, deliver and otherwise transfer such assets hereunder, and upon delivery and payment for such assets, High Yield will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including any restrictions as might arise under the 1933 Act;

       (n) On the effective date of the Registration Statement, at the time of the meeting of High Income's shareholders and on the Closing Date, the Proxy Materials (exclusive of the currently effective High Yield's Prospectus contained therein) will (i) comply in all material respects with the provisions of the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act") and the 1940 Act and the regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Any other information furnished by High Income for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with applicable federal securities and other laws and regulations thereunder;

       (o) High Income will, on or prior to the Valuation Date, declare one or more dividends or other distributions to shareholders that, together with all previous dividends and other distributions to shareholders, shall have the effect of distributing to the shareholders all of its investment company taxable income and net capital gain, if any, through the Valuation Date (computed without regard to any deduction for dividends paid);

       (p) High Income has maintained or has caused to be maintained on its behalf all books and accounts as required of a registered investment company in compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder; and

       (q) High Income is not acquiring High Yield Shares to be issued hereunder for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF HIGH INCOME

   The obligations of High Income to consummate the transactions provided for herein shall be subject, at its election, to the performance by High Yield of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

   6.1 All representations and warranties of High Yield contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

   6.2 High Yield shall have delivered to High Income a certificate of its President and Treasurer, in a form reasonably satisfactory to High Income and dated as of the Closing Date, to the effect that the representations and warranties of High Yield made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as High Income shall reasonably request;

    6.3 High Income shall have received a favorable opinion from Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to High Yield, dated as of the Closing Date, to the effect that:

     (a) High Yield is a validly existing Maryland corporation, and has the power to own all of its properties and assets and to carry on its business as presently conducted (Maryland counsel may be relied upon in delivering such opinion); (b) High Yield is a duly registered, open-end, management investment company, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by High Yield and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the 1940 Act and regulations thereunder and assuming due authorization, execution and delivery of this Agreement by High Income, is a valid and binding obligation of High Yield enforceable against High Yield in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) High Yield Shares to be issued to High Income Shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and fully paid and non-assessable (except as set forth under the caption "Additional Information" in High Yield's Prospectus), and no shareholder of High Yield has any preemptive rights to subscription or purchase in respect thereof (Maryland counsel may be relied upon in delivering such opinion); (e) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate High Yield's Articles of Incorporation or By-Laws; and (f) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by High Yield of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; and

   6.4 As of the Closing Date, there shall have been no material change in the investment objective, policies and restrictions nor any increase in the investment management fees or annual fees payable pursuant to High Yield's 12b-1 plan of distribution from those described in High Yield's Prospectus and Statement of Additional Information dated July 28, 1997.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF HIGH YIELD

   The obligations of High Yield to complete the transactions provided for herein shall be subject, at its election, to the performance by High Income of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

   7.1 All representations and warranties of High Income contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

   7.2 High Income shall have delivered to High Yield at the Closing a certificate of its President and its Treasurer, in form and substance satisfactory to High Yield and dated as of the Closing Date, to the effect that the representations and warranties of High Income made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as High Yield shall reasonably request;

    7.3 High Income shall have delivered to High Yield a statement of the High Income Assets and its liabilities, together with a list of High Income's portfolio securities and other assets showing the respective adjusted bases and holding periods thereof for income tax purposes, as of the Closing Date, certified by the Treasurer of High Income;

   7.4 High Income shall have delivered to High Yield within three business days after the Closing a letter from Price Waterhouse LLP dated as of the Closing Date stating that (a) such firm has performed a limited review of the federal and state income tax returns of High Income for each of the last three taxable years and, based on such limited review, nothing came to their attention that caused them to believe that such returns did not properly reflect, in all material respects, the federal and state income tax liabilities of High Income for the periods covered thereby, (b) for the period from March 31, 1997 to and including the Closing Date, such firm has performed a limited review (based on unaudited financial data) to ascertain the amount of applicable federal, state and local taxes and has determined that same either have been paid or reserves have been established for payment of such taxes, and, based on such limited review, nothing came to their attention that caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all materials respects for the satisfaction of all federal, state and local tax liabilities for the period from March 31, 1997 to and including the Closing Date and (c) based on such limited reviews, nothing came to their attention that caused them to believe that High Income would not qualify as a regulated investment company for federal income tax purposes for any such year or period;

   7.5 High Yield shall have received at the Closing a favorable opinion from Gordon Altman Butowsky Weitzen Shalov & Wein, counsel to High Income, dated as of the Closing Date to the effect that:

     (a) High Income is a validly existing Massachusetts business trust and has the power to own all of its properties and assets and to carry on its business as presently conducted (Massachusetts counsel may be relied upon in delivering such opinion); (b) High Income is a duly registered, open-end, management investment company under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (c) this Agreement has been duly authorized, executed and delivered by High Income and, assuming that the Registration Statement complies with the 1933 Act, the 1934 Act and the 1940 Act and the regulations thereunder and assuming due authorization, execution and delivery of this Agreement by High Yield, is a valid and binding obligation of High Income enforceable against High Income in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors rights and to general equity principles; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate High Income's Declaration of Trust or By-Laws; and (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or any state is required for the consummation by High Income of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws; and

   7.6 On the Closing Date, the High Income Assets shall include no assets that High Yield, by reason of limitations of the fund's Articles of Incorporation or otherwise, may not properly acquire.

 8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF HIGH YIELD AND HIGH INCOME

   The obligations of High Income and High Yield hereunder are each subject to the further conditions that on or before the Closing Date:

   8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of High Income in accordance with the provisions of High Income's Declaration of Trust, and certified copies of the resolutions evidencing such approval shall have been delivered to High Yield;

   8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

   8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by High Yield or High Income to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not involve risk of a material adverse effect on the assets or properties of High Yield or High Income;

   8.4 The Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

   8.5 High Income shall have declared and paid a dividend or dividends and/or other distribution or distributions that, together with all previous such dividends or distributions, shall have the effect of distributing to the High Income Shareholders all of High Income's investment company taxable income (computed without regard to any deduction for dividends paid) and all of its net capital gain (after reduction for any capital loss carry-forward and computed without regard to any deduction for dividends paid) for all taxable years ending on or before the Closing Date; and

   8.6 The parties shall have received a favorable opinion of the law firm of Gordon Altman Butowsky Weitzen Shalov & Wein (based on such representations as such law firm shall reasonably request), addressed to High Yield and High Income, which opinion may be relied upon by the shareholders of High Income, substantially to the effect that, for federal income tax purposes:

     (a) The transfer of substantially all of High Income's assets in exchange for High Yield Shares and the assumption by High Yield of certain stated liabilities of High Income followed by the distribution by High Income of High Yield Shares to the High Income Shareholders in exchange for their High Income shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and High Income and High Yield will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) No gain or loss will be recognized by High Yield upon the receipt of the assets of High Income solely in exchange for High Yield Shares and the assumption by High Yield of the stated liabilities of High Income;

      (c) No gain or loss will be recognized by High Income upon the transfer of the assets of High Income to High Yield in exchange for High Yield Shares and the assumption by High Yield of the stated liabilities or upon the distribution of High Yield Shares to the High Income Shareholders in exchange for their High Income shares;

     (d) No gain or loss will be recognized by the High Income Shareholders upon the exchange of the High Income shares for High Yield Shares;

     (e) The aggregate tax basis for High Yield Shares received by each High Income Shareholder pursuant to the reorganization will be the same as the aggregate tax basis of the High Income Shares held by each such High Income Shareholder immediately prior to the Reorganization;

     (f) The holding period of High Yield Shares to be received by each High Income Shareholder will include the period during which the High Income Shares surrendered in exchange therefor were held (provided such High Income Shares were held as capital assets on the date of the Reorganization);

     (g) The tax basis of the assets of High Income acquired by High Yield will be the same as the tax basis of such assets to High Income immediately prior to the Reorganization; and

     (h) The holding period of the assets of High Income in the hands of High Yield will include the period during which those assets were held by High Income.

Notwithstanding anything herein to the contrary, neither High Yield nor High Income may waive the conditions set forth in this paragraph 8.6.

9. FEES AND EXPENSES

   9.1 (a) Dean Witter InterCapital Inc. ("InterCapital"), the investment manager to both High Income and High Yield, shall bear all expenses incurred in connection with the carrying out of the provisions of this Agreement, including legal, accounting, Commission registration fees and Blue Sky expenses, printing, filing and proxy solicitation expenses and portfolio transfer taxes (if any) incurred in connection with the consummation of the transactions contemplated herein.

       (b) In the event the transactions contemplated herein are not consummated by reason of High Yield's or High Income's being either unwilling or unable to go forward, the funds' only respective obligations hereunder shall be to reimburse InterCapital for all reasonable out-of-pocket fees and expenses incurred by InterCapital in connection with those transactions.

10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

   10.1 This Agreement constitutes the entire agreement between the parties.

   10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein, except that the representations, warranties and covenants of High Income hereunder shall not survive the dissolution and complete liquidation of High Income in accordance with Section 1.9.

 11. TERMINATION

   11.1 This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

     (a) by the mutual written consent of High Income and High Yield;

     (b) by either High Yield or High Income by notice to the other, without liability to the terminating party on account of such termination (providing the termination party is not otherwise in material default or breach of this Agreement) if the Closing shall not have occurred on or before January 31, 1998; or

     (c) by either High Yield or High Income, in writing without liability to the terminating party on account of such termination (provided the terminating party is not otherwise in material default or breach of this Agreement), if (i) the other party shall fail to perform in any material respect its agreements contained herein required to be performed on or prior to the Closing Date, (ii) the other party materially breaches any of its representations, warranties or covenants contained herein, (iii) the High Income shareholders fail to approve this Agreement at any meeting called for such purpose at which a quorum was present or (iv) any other condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

   11.2 (a) Termination of this Agreement pursuant to paragraphs 11.1 (a) or
(b) shall terminate all obligations of the parties hereunder and there shall be no liability for damages on the part of High Yield or High Income or the trustees or officers of High Yield or High Income, to any other party or its trustees or officers.

        (b) Termination of this Agreement pursuant to paragraph 11.1 (c) shall terminate all obligations of the parties hereunder and there shall be no liability for damages on the part of High Yield or High Income or the directors or officers of High Yield or High Income, except that any party in breach of this Agreement shall, upon demand, reimburse InterCapital for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, including legal, accounting and filing fees.

12. AMENDMENTS

   This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the parties; provided, however, that following the meeting of High Income's shareholders called by High Income pursuant to paragraph 4.3, no such amendment may have the effect of changing the provisions for determining the number of High Yield Shares to be issued to the High Income Shareholders under this Agreement to the detriment of such High Income Shareholders without their further approval.

13. MISCELLANEOUS

   13.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

    13.3 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

   13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

   13.5 The obligations and liabilities of High Yield hereunder are solely those of High Yield. It is expressly agreed that no shareholder, nominee, director, officer, agent, or employee of High Yield shall be personally liable hereunder. The execution and delivery of this Agreement have been authorized by the directors of High Yield and signed by authorized officers of High Yield acting as such, and neither such authorization by such directors nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

   13.6 The obligations and liabilities of High Income hereunder are solely those of High Income. lt is expressly agreed that no shareholder, nominee, trustee, officer, agent, or employee of High Income shall be personally liable hereunder. The execution and delivery of this Agreement have been authorized by the trustees of High Income and signed by authorized officers of High Income acting as such, and neither such authorization by such trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally.

   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer.

                                        DEAN WITTER HIGH INCOME SECURITIES


                                        By: /s/ Charles A. Fiumefreddo
                                            ................................
                                            NAME: CHARLES A. FIUMEFREDDO
                                            TITLE: PRESIDENT



                                        DEAN WITTER HIGH YIELD SECURITIES INC.



                                        By: /s/ Barry Fink
                                            ................................
                                            NAME: BARRY FINK
                                            TITLE: VICE PRESIDENT

                                                                 EXHIBIT B



              PROSPECTUS
              JULY 28, 1997
              Dean Witter High Yield Securities Inc. (the "Fund") is an open-end diversified management investment company whose primary investment objective is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. The Fund seeks high current income by investing principally in fixed-income securities which are rated in the lower categories by established rating services (Baa or lower by Moody's Investors Service, Inc. or BBB or lower by Standard & Poor's Corporation) or are non-rated securities of comparable quality.

               INVESTORS SHOULD CAREFULLY CONSIDER THE RELATIVE RISKS, INCLUDING THE RISK OF DEFAULT, OF INVESTING IN HIGH YIELD SECURITIES, WHICH ARE COMMONLY KNOWN AS JUNK BONDS. BONDS OF THIS TYPE ARE CONSIDERED TO BE SPECULATIVE WITH REGARD TO THE PAYMENT OF INTEREST AND RETURN OF PRINCIPAL. INVESTORS SHOULD ALSO BE COGNIZANT OF THE FACT THAT SUCH SECURITIES ARE NOT GENERALLY MEANT FOR SHORT-TERM INVESTING AND SHOULD ASSESS THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND. (See "Investment Objectives and Policies.")


               The Fund offers four classes of shares (each, a "Class"), each with a different combination of sales charges, ongoing fees and other features. The different distribution arrangements permit an investor to choose the method of purchasing shares that the investor believes is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares and other relevant circumstances. Shares of the Fund held prior to July 28, 1997 have been designated Class D shares. (See "Purchase of Fund Shares--Alternative Purchase Arrangements.")



               This Prospectus sets forth concisely the information you should know before investing in the Fund. It should be read and retained for future reference. Additional information about the Fund is contained in the Statement of Additional Information, dated July 28, 1997, which has been filed with the Securities and Exchange Commission, and which is available at no charge upon request of the Fund at the address or telephone numbers listed on this page. The Statement of Additional Information is incorporated herein by reference.



     DEAN WITTER DISTRIBUTORS INC.
     DISTRIBUTOR


      TABLE OF CONTENTS


Prospectus Summary/2
Summary of Fund Expenses/4
Financial Highlights/6
The Fund and its Management/7
Investment Objectives and Policies/7
 Special Risk Considerations/8
Investment Restrictions/13
Purchase of Fund Shares/14
Shareholder Services/25
Redemptions and Repurchases/28
Dividends, Distributions and Taxes/29
Performance Information/30
Additional Information/31
Appendix/32


SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



    Dean Witter
    High Yield Securities Inc.
    Two World Trade Center
    New York, New York 10048
    (212) 392-2550 or
    (800) 869-NEWS (toll-free)

PROSPECTUS SUMMARY
-------------------------------------------------------------------------------

The Fund An open-end diversified management investment company investing principally in lower-rated fixed-income securities (see page 7).

-------------------------------------------------------------------------------

Shares Offered    Common stock of $0.01 par value (see page 31). The
                  Fund offers four Classes of shares, each with a different combination of sales charges, ongoing fees and other features
                  (see pages 14-24).

-------------------------------------------------------------------------------

Minimum           The minimum initial investment for each Class is $1,000 ($100
Purchase          if the account is opened through EasyInvest(SM)). Class D
                  shares are only available to persons investing $5 million or more and to certain other limited categories of investors.
                  For the purpose of meeting the minimum $5 million investment for Class D shares, and subject to the $1,000 minimum initial investment for each Class of the Fund, an investor's existing holdings of Class A shares and shares of funds for which Dean Witter InterCapital Inc. serves as investment manager ("Dean Witter Funds") that are sold with a front-end sales charge, and concurrent investments in Class D shares of the Fund and other Dean Witter Funds that are multiple class funds, will be aggregated. The minimum subsequent investment is $100 (see page 14).

-------------------------------------------------------------------------------

Investment        A high level of current income primarily; capital appreciation
Objectives        is secondary (see page 7).

-------------------------------------------------------------------------------

Investment        High yield fixed-income securities, principally rated Baa/BBB
Policies          or lower, and non-rated securities of comparable quality.
                  However, the Fund may also invest in municipal securities, futures and options and common stock (see pages 7-14).
-------------------------------------------------------------------------------

Investment        Dean Witter InterCapital Inc., the Investment Manager of the
Manager           Fund, and its wholly-owned subsidiary, Dean Witter Services
                  Company, Inc., serve in various investment management,
                  advisory, management and administrative capacities to 100
                  investment companies and other portfolios, with assets of
                  approximately $   billion at June 30, 1997 (see page 7).

-------------------------------------------------------------------------------

Management        The monthly fee is at an annual rate of 1/2 of 1% of average
Fee               daily net assets, scaled down on assets over $500 million
                  (see page 7).

-------------------------------------------------------------------------------

Distributor       Dean Witter Distributors Inc. (the "Distributor"). The Fund
and               has adopted a distribution plan pursuant and to Rule 12b-1
Distribution      under the Investment Company Act (the "12b-1 Plan") with
Fee               respect to the distribution fees paid by the
                  Class A, Class B and Class C shares of the Fund to the
                  Distributor. The entire Fee 12b-1 fee payable by Class A and a portion of the 12b-1 fee payable by each of Class B and Class
                  C equal to 0.20% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a service fee within the meaning of the National Association of Securities Dealers, Inc. guidelines. The remaining portion of the 12b-1 fee, if any, is characterized as an asset-based sales charge (see pages 14 and 23).

-------------------------------------------------------------------------------

Alternative       Four classes of shares are offered:
Purchase
Arrangements      o Class A shares are offered with a front-end sales charge, starting at 4.25% and reduced for larger purchases.
                  Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charge at the time of purchase but a contingent deferred sales charge ("CDSC") of 1.0% may be imposed on redemptions within one year of purchase. The Fund is authorized to reimburse the Distributor for specific expenses incurred in promoting the distribution of the Fund's Class A shares and servicing shareholder accounts pursuant to the Fund's 12b-1
                  Plan. Reimbursement may in no event exceed an amount equal to payments at an annual rate of 0.25% of average daily net assets of the Class (see pages 14, 17 and 23).

--------------------------------------------------------------------------------
                  o Class B shares are offered without a front-end sales charge, but will in most cases be subject to a CDSC (scaled down from 5.0% to 1.0%) if redeemed within six years after purchase. The CDSC will be imposed on any redemption of shares if after such redemption the aggregate current value of a Class B account with the Fund falls below the aggregate amount of the investor's purchase payments made during the six years preceding the redemption. A different CDSC schedule applies to investments by certain qualified plans. Class B shares are also subject to a 12b-1 fee assessed at the annual rate of 0.75% of the average daily net assets of Class B. Class B shares convert to Class A shares approximately ten years after the date of the original purchase (see pages 14, 20 and 23).

                  o Class C shares are offered without a front-end sales charge, but will in most cases be subject to a CDSC of 1.0% if redeemed within one year after purchase. The Fund is authorized to reimburse the Distributor for specific expenses incurred in promoting the distribution of the Fund's Class C shares and servicing shareholder accounts pursuant to the Fund's 12b-1 Plan. Reimbursement may in no event exceed an amount equal to payments at an annual rate of 0.85% of average daily net assets of the Class (see pages 14, 22 and 23).

                  o Class D shares are offered only to investors meeting an
                  initial investment minimum of $5 million and to certain other limited categories of investors. Class D shares are offered without a front-end sales charge or CDSC and are not subject to any 12b-1 fee (see pages 14, 22 and 23. All shares of the
                  Fund held prior to July 28, 1997 have been designated Class D shares. Additional investments in Class D shares by
                  shareholders holding such shares may only be made if those shareholders are otherwise eligible to purchase Class D
                  shares. However, shareholders holding such shares will receive the benefit of the value of such shares towards reduced sales charges on purchases of Class A shares pursuant to the Fund's
                  "Right of Accumulation" (see page 18).
-------------------------------------------------------------------------------
Dividends         Dividends from net investment income are declared and paid
and               monthly; distributions from net capital gains, if any, are
Capital Gains     paid at least annually. The Fund may, however, determine to
Distributions     retain all or part of any net long-term capital gains in any year for reinvestment. Dividends and capital gains
                  distributions paid on shares of a Class are automatically
                  reinvested in additional shares of the same Class at net asset value unless the shareholder elects to receive cash. Shares acquired by dividend and distribution reinvestment will not be subject to any sales charge or CDSC (see pages 25 and 29).
-------------------------------------------------------------------------------
Redemption        Shares are redeemable by the shareholder at net asset value less any applicable CDSC on Class A, Class B or Class C
                  shares. An account may be involuntarily redeemed if the total value of the account is less than $100 or, if the account was opened through EasyInvest(SM), if after twelve months the
                  shareholder has invested less than $1,000 in the account (see page 28).
-------------------------------------------------------------------------------
Risks             The net asset value of the Fund's shares will fluctuate with changes in the market value of its portfolio securities. The
                  Fund's yield will also vary based on the yield of the Fund's portfolio securities. Compared with higher rated, lower
                  yielding fixed-income securities, portfolio securities of the
                  Fund may be subject to greater risk of loss of income and
                  principal, including the risk of default, and greater risk of increases and decreases in net asset value due to market
                  fluctuations. The Fund may purchase foreign securities,
                  when-issued and delayed delivery and when, as and if issued securities and other securities subject to repurchase
                  agreements which involve certain special risks. The Fund may purchase common stock which is exchangeable for fixed-income securities in circumstances involving takeovers or
                  recapitalizations. The Fund may also invest in futures and options which may be considered speculative in nature and may involve greater risks than those customarily assumed by
                  certain other investment companies which do not invest in such instruments. Investors should review the investment objectives and policies of the Fund carefully and consider their ability to assume the risks involved in purchasing shares of the Fund
                  (see pages 7-14).
-------------------------------------------------------------------------------
  The above is qualified in its entirety by the detailed information appearing elsewhere in the Prospectus and the Statement of Additional Information.

SUMMARY OF FUND EXPENSES
--------------------------------------------------------------------------------


The following table illustrates all expenses and fees that a shareholder of the Fund will incur. The expenses and fees set forth in the table are based on the expenses and fees for the fiscal year ended August 31, 1996.



                                                    CLASS A      CLASS B      CLASS C      CLASS D
                                                  -----------  -----------  -----------  -----------

SHAREHOLDER TRANSACTION EXPENSES
------------------------------------------------
Maximum Sales Charge Imposed on Purchases (as a
  percentage of offering price).................     4.25%(1)     None         None         None
Sales Charge Imposed on Dividend Reinvestments..     None         None         None         None
Maximum Contingent Deferred Sales Charge (as a
  percentage of original purchase price or
  redemption proceeds)..........................     None(2)      5.00%(3)     1.00%(4)     None
Redemption Fees.................................     None         None         None         None
Exchange Fee....................................     None         None         None         None

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE
OF AVERAGE NET ASSETS)

Management Fees.................................     0.50%        0.50%        0.50%        0.50%
12b-1 Fees (5) (6)..............................     0.25%        0.75%        0.85%        None
Other Expenses..................................     0.16%        0.16%        0.16%        0.16%
Total Fund Operating Expenses (7)...............     0.91%        1.41%        1.51%        0.66%

------------

(1) Reduced for purchases of $25,000 and over (see "Purchase of FUND Shares--Initial Sales Charge Alternative--Class A Shares").



(2) Investments that are not subject to any sales charge at the time of purchase are subject to a CDSC of 1.00% that will be imposed on redemptions made within one year after purchase, except for certain specific circumstances (see "Purchase of Fund Shares--Initial Sales Charge Alternative--Class A Shares").

(3) The CDSC is scaled down annually to 1.00% during the sixth year, reaching zero thereafter.

(4) Only applicable to redemptions made within one year after purchase (see "Purchase of Fund Shares--Level Load Alternative--Class C Shares").

(5) The 12b-1 fee is accrued daily and payable monthly. The entire 12b-1 fee payable by Class A and a portion of the 12b-1 fee payable by each of Class B and Class C equal to 0.20% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a service fee within the meaning of National Association of Securities Dealers, Inc. ("NASD") guidelines and are payments made for personal service and/or maintenance of shareholder accounts. The remainder of the 12b-1 fee, if any, is an asset-based sales charge, and is a distribution fee paid to the Distributor to compensate it for the services provided and the expenses borne by the Distributor and others in the distribution of the Fund's shares (see "Purchase of Fund Shares--Plan of Distribution").

(6) Upon conversion of Class B shares to Class A shares, such shares will be subject to the lower 12b-1 fee applicable to Class A Shares. No sales charge is imposed at the time of conversion of Class B Shares to Class A shares. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing 0.85% distribution fee (see "Purchase of Fund Shares--Alternative Purchase Arrangements").

(7) There were no outstanding shares of Class A, Class B or Class C prior to the date of this Prospectus. Accordingly, "Total Fund Operating Expenses," as shown above with respect to those Classes, are based upon the sum of 12b-1 Fees, Management Fees and estimated "Other Expenses."

--------------------------------------------------------------------------------




Examples                                                         1 YEAR       3 YEARS      5 YEARS     10 YEARS
--------                                                       -----------  -----------  -----------  -----------

You would pay the following expenses on a $1,000 investment
  assuming (1) a 5% annual return and (2) redemption at the
  end of each time period:
    Class A..................................................    $ 51         $ 70          $ 91        $ 150
    Class B..................................................    $ 64         $ 75          $ 97        $ 169
    Class C..................................................    $ 25         $ 48          $ 82        $ 180
    Class D..................................................    $  7         $ 21          $ 37        $  82

You would pay the following expenses on the same $1,000
  investment assuming no redemption at the end of the period:
    Class A..................................................    $ 51         $ 70          $ 90        $ 150
    Class B..................................................    $ 14         $ 45          $ 77        $ 169
    Class C..................................................    $ 15         $ 48          $ 82        $ 180
    Class D..................................................    $  7         $ 21          $ 37        $  82




    THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF EACH CLASS MAY BE GREATER OR LESS THAN THOSE SHOWN.



    The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. For a more complete description of these costs and expenses, see "The Fund and its Management," "Purchase of Fund Shares--Plan of Distribution" and "Redemptions and Repurchases."



    Long-term shareholders of Class B and Class C may pay more in sales charges, including distribution fees, than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


    The following ratios and per share data for a share of capital stock outstanding throughout each of the periods through August 31, 1996 have been audited by Price Waterhouse LLP, independent accountants. The information for the six-month period ended February 28, 1997 is unaudited. The financial highlights should be read in conjunction with the financial statements, the notes thereto and the unqualified report of independent accountants which are contained in the Statement of Additional Information. Further information about the performance of the Fund is contained in the Fund's Annual Report to Stockholders, which may be obtained without charge upon request to the Fund. All shares of the Fund held prior to July 28, 1997 have been designated Class D shares.







                           FOR THE
                             SIX
                            MONTHS
                            ENDED                                   FOR THE YEAR ENDED AUGUST 31
                           FEBRUARY  ------------------------------------------------------------------------------------------
                           28, 1997    1996   1995    1994    1993    1992    1991     1990     1989     1988     1987
                           --------    ----   ----    ----    ----    ----    ----     ----     ----     ----     ----
                           (UNAUDITED)

PER SHARE OPERATING
 PERFORMANCE:
  Net asset value,
   beginning of period.... $6.71     $ 6.77  $ 6.83  $ 7.58  $ 7.23  $ 5.92  $ 6.78  $ 10.40  $ 11.99  $ 13.72  $ 14.16
                           -----     ------  ------    ----  ------  ------  ------  -------  -------  -------  -------
  Net investment income...  0.38       0.83    0.80    0.79    0.89    0.95    0.94     1.48     1.67     1.84     1.82
  Net realized and
   unrealized gain
   (loss).................  0.07      (0.12)  (0.06)  (0.68)   0.54    1.04   (0.86)   (3.78)   (1.48)   (1.77)   (0.48)
                           -----      -----   -----   -----    ----    ----   -----    -----    -----    -----    -----
  Total from investment
   operations.............  0.45       0.71    0.74    0.11    1.43    1.99    0.08    (2.30)    0.19     0.07     1.38
                           -----       ----    ----    ----    ----    ----    ----    -----     ----     ----     ----
  Less dividends and
   distributions from:
    Net investment
     income............... (0.50)     (0.77)  (0.80)  (0.86)  (1.08)  (0.68)  (0.94)   (1.32)   (1.75)   (1.80)   (1.80)
    Paid-in-capital.......  --           --      --      --      --      --      --      --     (0.03)      --       --
                           -----      -----   ------  ------  ------  -----   -----    -----    -----    -----    -----
  Total dividends and
   distributions.......... (0.50)     (0.77)  (0.80)  (0.86)  (1.08)  (0.68)  (0.94)   (1.32)   (1.78)   (1.80)   (1.80)
                           -----      -----   -----   -----   -----   -----   -----    -----    -----    -----    -----
  Net asset value, end of
   period................. $6.66      $6.71   $6.77   $6.83   $7.58   $7.23   $5.92    $6.78   $10.40   $11.99   $13.72
                           -----      -----  ------   -----   -----   -----   -----    -----   ------   ------   ------
                           -----      -----  ------   -----   -----   -----   -----    -----   ------   ------   ------
TOTAL INVESTMENT
 RETURN+..................  6.92% (1) 11.07%  11.98%   0.93%  22.29%  35.46%   4.67%  (23.28)%   1.39%    0.97%  10.07%
RATIOS TO AVERAGE NET
 ASSETS:
  Expenses................  0.67% (2)  0.66%   0.79%   0.69%   0.67%   0.77%   0.87%    0.60%    0.49%    0.49%   0.51%
  Net investment income... 11.34% (2) 12.27%  12.06%  10.40%  12.14%  13.96%  16.47%   17.67%   14.61%   14.79%  12.83%
SUPPLEMENTAL DATA:
  Net assets, end of
   period, in millions.... $473       $460     $455    $478    $540    $512    $436     $690    $1,794   $2,140  $2,034
  Portfolio turnover
   rate...................   50%  (1)    49%     74%   127%    173%     113%    93%      21%       55%     107%    176%

-----------------
+ Does not reflect the deduction of sales load. Calculated based on the net asset value of the last business day of the period.
(1) Not annualized
(2) Annualized

THE FUND AND ITS MANAGEMENT
--------------------------------------------------------------------------------

    Dean Witter High Yield Securities Inc. (the "Fund") is an open-end diversified management investment company incorporated in Maryland on June 14, 1979.


    Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses--securities, asset management and credit services.



    InterCapital and its wholly-owned subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 100 investment companies, thirty of which are listed on the New York Stock Exchange, with combined total assets of
approximately $    billion as of June 30, 1997. The Investment Manager also
manages, and advises managers of, common stock portfolios of pension plans,
other institutions and individuals which aggregated approximately $    billion
at such date.


    The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. InterCapital has retained Dean Witter Services Company Inc. to perform the aforementioned administrative services for the Fund.

    The Fund's Board of Directors reviews the various services provided by or under the direction of the Investment Manager to ensure that the Fund's general investment policies and programs are being properly carried out and that administrative services are being provided to the Fund in a satisfactory manner.

    As full compensation for the services and facilities furnished to the Fund and expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily by applying a percentage rate to the daily net assets of the Fund which declines as net assets of the Fund reach levels over $500 million (up to $3 billion). For the fiscal year ended August 31, 1996, the Fund accrued total compensation to the Investment Manager amounting to 0.50% of the Fund's average daily net assets and the Fund's total expenses amounted to 0.66% of the Fund's average daily net assets.

INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------

    The primary investment objective of the Fund is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. Capital appreciation may result, for example, from an improvement in the credit standing of an issuer whose securities are held in the Fund's portfolio or from a general decline in interest rates, or a combination of both. Conversely, capital depreciation may result, for example, from a lowered credit standing or a general rise in interest rates, or a combination of both. There is no assurance that the objectives will be achieved.

    The higher yields sought by the Fund are generally obtainable from securities rated in the lower categories by recognized rating services. The Fund seeks high current income by investing principally in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. ("Moody's"), or BBB or lower by Standard & Poor's Corporation ("Standard & Poor's"). Fixed-income securities rated Baa by Moody's or BBB by Standard & Poor's have speculative characteristics greater than those of more highly rated bonds, while fixed-income securities rated Ba or BB or lower by Moody's and Standard & Poor's, respectively, are considered to be speculative investments. Furthermore, the Fund does not have any minimum quality rating standard for its investments. As such, the Fund may invest in securities rated as low as Caa, Ca or C by Moody's or CCC, CC, C or C1 by Standard & Poor's. Fixed-income securities rated Caa or Ca by Moody's may already be in default on payment of interest or principal, while bonds rated C by Moody's, their lowest bond rating, can be regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated C1 by Standard & Poor's, their lowest bond rating, are no longer making interest payments. For a further discussion of the characteristics and risks associated with high yield securities, see "Special Investment Considerations" below. A description of corporate bond ratings is contained in the Appendix.

    Non-rated securities will also be considered for investment by the Fund when the Investment Manager believes that the financial condition of the issuers of such securities, or the protection afforded by the terms of the securities themselves, makes them appropriate investments for the Fund.

    In circumstances where the Investment Manager determines that investment in municipal obligations would facilitate the Fund's ability to accomplish its investment objectives, it may invest up to 10% of its total assets in such obligations, including municipal bonds issued at a discount.

    All fixed-income securities are subject to two types of risks: the credit risk and the interest rate risk. The credit risk relates to the ability of the issuer to meet interest or principal payments or both as they come due. Generally, higher yielding bonds are subject to a credit risk to a greater extent than higher quality bonds. The interest rate risk refers to the fluctuations in net asset value of any portfolio of fixed-income securities resulting solely from the inverse relationship between price and yield of fixed-income securities; that is, when the general level of interest rates rises, the prices of outstanding fixed-income securities generally decline, and when interest rates fall, prices generally rise.

    The ratings of fixed-income securities by Moody's and Standard & Poor's are a generally accepted barometer of credit risk. However, as the creditworthiness of issuers of lower-rated fixed-income securities is more problematical than that of issuers of higher-rated fixed-income securities, the achievement of the Fund's investment objective will be more dependent upon the Investment Manager's own credit analysis than would be the case with a mutual fund investing primarily in higher quality bonds. The Investment Manager will utilize a security's credit rating as simply one indication of an issuer's creditworthiness and will principally rely upon its own analysis of any security currently held by the Fund or potentially purchasable by the Fund for its portfolio.

    In determining which securities to purchase or hold for the Fund's portfolio and in seeking to reduce credit and interest rate risks, the Investment Manager will rely on information from various sources, including: the rating of the security; research, analysis and appraisals of brokers and dealers, including DWR; the views of the Fund's directors and others regarding economic developments and interest rate trends; and the Investment Manager's own analysis of factors it deems relevant. The extent to which the Investment Manager is successful in reducing depreciation or losses arising from either interest rate or credit risks depends in part on the Investment Manager's portfolio management skills and judgment in evaluating the factors affecting the value of securities. No assurance can be given regarding the degree of success that will be achieved.

SPECIAL RISK CONSIDERATIONS


    The net asset value of the Fund's shares will fluctuate with changes in the market value of its portfolio securities. The Fund's yield will also vary based on the yield of the Fund's portfolio securities.

    Because of the special nature of the Fund's investment in high yield securities, commonly known as junk bonds, the Investment Manager must take account of certain special considerations in assessing the risks associated with such investments. Although the growth of the high yield securities market in the 1980s had paralleled a long economic expansion, recently many issuers have been affected by adverse economic and market conditions. It should be recognized that an economic downturn or increase in interest rates is likely to have a negative effect on the high yield bond market and on the value of the high yield securities held by the Fund, as well as on the ability of the securities' issuers to repay principal and interest on their borrowings.

    The prices of high yield securities have been found to be less sensitive to changes in prevailing interest rates than higher-rated investments, but are likely to be more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. If the issuer of a fixed-income security owned by the Fund defaults, the Fund may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and change can be expected to result in an increased volatility of market prices of high yield securities and a concomitant volatility in the net asset value of a share of the Fund. Moreover, the market prices of certain of the Fund's portfolio securities which are structured as zero coupon and payment-in-kind securities are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash (see "Dividends, Distributions and Taxes" for a discussion of the tax ramifications of investments in such securities).

    The secondary market for high yield securities may be less liquid than the markets for higher quality securities and, as such, may have an adverse effect on the market prices of certain securities. The limited liquidity of the market may also adversely affect the ability of the Fund's Directors to arrive at a fair value for certain high yield securities at certain times and could make it difficult for the Fund to sell certain securities. In addition, new laws and potential new laws may have an adverse effect upon the value of high yield securities and a concomitant negative impact upon the net asset value of a share of the Fund.

    During the fiscal year ended August 31, 1996, the monthly dollar weighted average ratings of the debt obligations held by the Fund, expressed as a percentage of the Fund's total investments, were as follows:



                            PERCENTAGE OF
  RATINGS                 TOTAL INVESTMENTS
  --------------------  ----------------------
  AAA/Aaa                             0.1%
  AA/Aa                               0.0%
  A/A                                 6.2%
  BBB/Baa                             0.0%
  BB/Ba                               6.2%
  B/B                                74.9%
  CCC/Caa                             6.6%
  CC/Ca                               0.0%
  C/C                                 0.0%
  D                                   0.0%
  Unrated                             6.0%


    Consistent with its primary investment objective, the Fund anticipates that, under normal conditions, at least 65% of the value of its total assets will be invested in the lower-rated and non-rated fixed-income securities previously described. However, when the difference between yields derived from such securities and those derived from higher rated issues are relatively narrow, the Fund may invest in the higher rated issues since they may provide similar yields with somewhat less risk. Fixed-income securities appropriate for the Fund may include both convertible and nonconvertible debt securities and preferred stock.

    Pending investment of proceeds from the sale of shares of the Fund or of its portfolio securities or at other times when market conditions dictate a more "defensive" investment strategy, the Fund may invest without limit in money market instruments, including commercial paper of corporations organized under the laws of any state or political subdivision of the United States, certificates of deposit, bankers' acceptances and other obligations of domestic banks or domestic branches of foreign banks, or foreign branches of domestic banks, in each case having total assets of at least $500 million, and obligations issued or guaranteed by the United States Government (including zero coupon securities), or foreign governments or their respective instrumentalities or agencies. The yield on these securities will generally tend to be lower than the yield on other securities to be purchased by the Fund. To the extent the Fund purchases Eurodollar certificates of deposit issued by foreign branches of domestic United States banks, consideration will be given to their domestic marketability, the lower reserve requirements normally mandated for overseas banking operations, the possible impact of interruptions in the flow of international currency transactions and economic developments which might adversely affect the payment of principal or interest.

    Public Utilities. The Fund's investments in public utilities, if any, may be subject to certain risks incurred by the Fund due to Federal, State or municipal regulatory changes, insufficient rate increases or cost overruns.

    Repurchase Agreements. The Fund may enter into repurchase agreements, which may be viewed as a type of secured lending by the Fund, and which typically involve the acquisition by the Fund of debt securities, from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. While repurchase agreements involve certain risks not associated with direct investments in debt securities, including the risk of default or bankruptcy of the selling institution, the Fund follows procedures designed to minimize such risks.

    When-Issued and Delayed Delivery Securities. The Fund may purchase securities on a when-issued or delayed delivery basis; i.e., delivery and payment can take place a month or more after the date of the transaction. These securities are subject to market fluctuation and no interest accrues to the purchaser prior to settlement. At the time the Fund makes the commitment to purchase such securities, it will record the transaction and thereafter reflect the value, each day, of such security in determining its net asset value. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's net asset value.

    When, as and if Issued Securities. The Fund may purchase securities on a "when, as and if issued" basis under which the issuance of the security depends upon the occurrence of a subsequent event, such as approval of a merger, corporate reorganization, leveraged buyout or debt restructuring. If the anticipated event does not occur and the securities are not issued, the Fund will have lost an investment opportunity. There is no overall limit on the percentage of the Fund's assets which may be committed to the purchase of securities on a "when, as and if issued" basis. An increase in the percentage of the Fund's assets committed to the purchase of securities on a "when, as and if issued" basis may increase the volatility of its net asset value.

    Foreign Securities. The Fund may invest up to 20% of its total assets in fixed-income securities issued by foreign governments and other foreign issuers and in foreign currency issues of domestic issuers, but not more than 10% of its total assets in such securities, whether issued by a foreign or domestic issuer, which are denominated in foreign currency. Foreign securities investments may be affected by changes in currency rates or exchange control regulations, changes in governmental administration or economic or monetary policy (in the United States and abroad) or changed circumstances in dealings between nations. Costs will be incurred in connection with conversions between various currencies held by the Fund.

    Investments in foreign securities will also occasion risks relating to political and economic developments abroad, including the possibility of expropriations or confiscatory taxation, limitations on the use or transfer of Fund assets and any effects of foreign social, economic or political instability. Foreign companies are not subject to the regulatory requirements of U.S. companies and, as such, there may be less publicly available information about such companies. Moreover, foreign companies are not subject to uniform accounting, auditing and financial reporting standards and requirements comparable to those applicable to U.S. companies. Finally, in the event of a default of any foreign debt obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of such securities.

    Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their American counterparts. Brokerage commissions, dealer concessions and other transaction costs may be higher on foreign markets than in the U.S. In addition, differences in clearance and settlement procedures on foreign markets may occasion delays in settlements of the Fund's trades effected in such markets. As such, the inability to dispose of portfolio securities due to settlement delays could result in losses to the Fund due to subsequent declines in value of such securities and the inability of the Fund to make intended security purchases due to settlement problems could result in a failure of the Fund to make potentially advantageous investments.


    Common Stocks. The Fund may invest in common stocks in an amount up to 20% of its total assets. The Fund may directly purchase common stocks on the open market. In addition, the Fund may acquire common stocks when they are included in a unit with fixed-income securities purchased by the Fund; when fixed-income securities held by the Fund are converted to equity issues; when the Fund exercises a warrant; and when the Fund purchases the common stock of companies involved in takeovers or recapitalizations, where the issuer or a stockholder has offered, or pursuant to a "going private" transaction is effecting, a transaction involving the issuance of newly issued fixed-income securities to the holders of such common stock.



    The prices of common stock are generally more volatile than those of fixed-income securities. Moreover, not all common stock pay dividends and those that do generally pay lower amounts than most fixed-income securities. The Fund will only purchase common stocks directly when the Investment Manager believes that their purchase will assist the Fund in meeting its investment objectives.


    Zero Coupon Securities. A portion of the fixed-income securities purchased by the Fund may be zero coupon securities. Such securities are purchased at a discount from their face amount, giving the purchaser the right to receive their full value at maturity. The interest earned on such securities is, implicitly, automatically compounded and paid out at maturity. While such compounding at a constant rate eliminates the risk of receiving lower yields upon reinvestment of interest if prevailing interest rates decline, the owner of a zero coupon security will be unable to participate in higher yields upon reinvestment of interest received on interest-paying securities if prevailing interest rates rise.

    A zero coupon security pays no interest to its holder during its life. Therefore, to the extent the Fund invests in zero coupon securities, it will not receive current cash available for distribution to shareholders. In addition, zero coupon securities are subject to substantially greater price fluctuations during periods of changing prevailing interest rates than are comparable securities which pay interest on a current basis. Current federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payments in cash on the security during the year.

    Futures Contracts and Options on Futures. The Fund may invest in financial futures contracts ("futures contracts") and related options thereon. The Fund may sell a futures contract or a call option thereon or purchase a put option on such futures contract, if the Investment Manager anticipates interest rates to rise, as a hedge against a decrease in the value of the Fund's portfolio securities. If the Investment Manager anticipates that interest rates will decline, the Fund may purchase a futures contract or a call option thereon or sell a put option on such futures contract to protect against an increase in the price of the securities the Fund intends to purchase. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes.

    The Fund may not enter into futures contracts or purchase related options thereon if immediately thereafter the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets. The Fund may not purchase or sell futures contracts or related options thereon if, immediately thereafter, more than one-third of its net assets would be hedged.

    Options. The Fund may purchase or sell (write) listed options on debt securities as a means of achieving additional return or of hedging the value of the Fund's portfolio. The Fund may only write covered options which are listed on national securities exchanges. The Fund may not write covered options in an amount exceeding 20% of the value of its total assets. The Fund may only buy options which are listed on national securities exchanges. The Fund will not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the Fund's total assets.

    For a discussion of futures and options, including the risks of such transactions, see the Statement of Additional Information.

    Private Placements. The Fund may invest up to 5% of its total assets in securities which are subject to restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or which are otherwise not readily marketable. (See "Investment Restrictions" in the Statement of Additional Information.) These securities are generally referred to as private placements or restricted securities. Limitations on the resale of such securities may have an adverse effect on their marketability, and may prevent the Fund from disposing of them promptly at reasonable prices. The Fund may have to bear the expense of registering such securities for resale and the risk of substantial delays in effecting such registration.


    The Securities and Exchange Commission has adopted Rule 144A under the Securities Act, which permits the Fund to sell restricted securities to qualified institutional buyers without limitation. The Investment Manager, pursuant to procedures adopted by the Board of Directors of the Fund, will make a determination as to the liquidity of each restricted security purchased by the Fund. If a restricted security is determined to be "liquid," such security will not be considered to be "restricted" for purposes of the above-disclosed 5% limitation and will not be included within the category "illiquid securities," which under current policy may not exceed 15% of the Fund's total assets. However, investing in Rule 144A securities could have the effect of increasing the level of Fund illiquidity to the extent the Fund, at a particular point of time, may be unable to find qualified institutional buyers interested in purchasing such securities.

PORTFOLIO MANAGEMENT


    The Fund is actively managed by the Investment Manager with a view to achieving the Fund's investment objective. The Fund is managed within
InterCapital's Taxable Income Group, which managed approximately $    billion in
assets at June 30, 1997. Peter M. Avelar, Senior Vice President of InterCapital and a member of InterCapital's Taxable Fixed-Income Group, has been the primary portfolio manager of the Fund since January, 1991 and has been managing fixed portfolios consisting of fixed-income and equity securities at InterCapital for over five years.



    Securities purchased by the Fund are, generally, sold by dealers acting as principal for their own accounts. Pursuant to an order issued by the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with Dean Witter Reynolds Inc. ("DWR") and other broker-dealer affiliates of InterCapital. In addition, the Fund may incur brokerage commissions on transactions conducted through DWR and other brokers and dealers that are affiliates of InterCapital.


    Although the Fund does not intend to engage in substantial short-term trading, it may sell portfolio securities without regard to the length of time that they have been held, in order to take advantage of new investment opportunities or yield differentials, or because the Fund desires to preserve gains or limit losses due to changing economic conditions, interest rate trends, or the financial condition of the issuer. The Fund's portfolio turnover rate for the fiscal year ended August 31, 1996 was 49%. The Fund will incur underwriting discount costs (on underwritten securities) and brokerage costs commensurate with its portfolio turnover rate. Short term gains and losses may result from such portfolio transactions. See "Dividends, Distributions and Taxes" for a discussion of the tax implications of the Fund's trading policy.

    Except as otherwise noted, all investment policies and practices discussed above are not fundamental policies of the Fund and, as such may be changed without shareholder approval.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

    The investment restrictions listed below are among the restrictions that have been adopted by the Fund as fundamental policies. Under the Investment Company Act of 1940, as amended (the "Act"), a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act.

    The Fund may not:

   1. Acquire common stocks in excess of 20% of its total assets.

   2. Invest more than 5% of its total assets in the securities of any one issuer (other than obligations of, or guaranteed by, the United States Government, its agencies or instrumentalities).

   3. Purchase more than 10% of the voting securities, or more than 10% of any class of securities, of any issuer. For purposes of this restriction, all outstanding debt securities of an issuer are considered as one class and all preferred stocks of an issuer are considered as one class.

   4. Invest more than 25% of its total assets in securities of issuers in any one industry. For purposes of this restriction, gas, electric, water and telephone utilities will each be treated as being a separate industry. This restriction does not apply to obligations issued or guaranteed by the United States Government or its agencies or instrumentalities.

   5. Invest more than 5% of its total assets in securities of companies having a record, together with predecessors, of less than three years of continuous operation. This restriction shall not apply to any obligation of the United States Government, its agencies or instrumentalities.

    Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objectives by investing all or substantially all of its assets in another investment company having substantially the same investment objectives and policies as the Fund.


PURCHASE OF FUND SHARES
--------------------------------------------------------------------------------


GENERAL



    The Fund offers each class of its shares for sale to the public on a continuous basis. Pursuant to a Distribution Agreement between the Fund and Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager, shares of the Fund are distributed by the Distributor and offered by DWR and other dealers who have entered into agreements with the Distributor ("Selected Broker-Dealers"). The principal executive office of the Distributor is located at Two World Trade Center, New York, New York 10048.



    The Fund offers four classes of shares (each, a "Class"). Class A shares are sold to investors with an initial sales charge that declines to zero for larger purchases; however, Class A shares sold without an initial sales charge are subject to a contingent deferred sales charge ("CDSC") of 1.0% if redeemed within one year of purchase, except for certain specific circumstances. Class B shares are sold without an initial sales charge but are subject to a CDSC (scaled down from 5.0% to 1.0%) payable upon most redemptions within six years after purchase. (Class B shares purchased by certain qualified employer-sponsored benefit plans are subject to a CDSC scaled down from 2.0% to 1.0% if redeemed within three years after purchase.) Class C shares are sold without an initial sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase. Class D shares are sold without an initial sales charge or CDSC and are available only to investors meeting an initial investment minimum of $5 million, and to certain other limited categories of investors. At the discretion of the Board of Trustees of the Fund, Class A shares may be sold to categories of investors in addition to those set forth in this prospectus at net asset value without a front-end sales charge, and Class D shares may be sold to certain other categories of investors, in each case as may be described in the then current prospectus of the Fund. See "Alternative Purchase Arrangements--Selecting a Particular Class" for a discussion of factors to consider in selecting which Class of shares to purchase.



    The minimum initial purchase is $1,000 for each Class of shares, although Class D shares are only available to persons investing $5 million or more and to certain other limited categories of investors. For the purpose of meeting the minimum $5 million initial investment for Class D shares, and subject to the $1,000 minimum initial investment for each Class of the Fund, an investor's existing holdings of Class A shares of the Fund and other Dean Witter Funds that are multiple class funds ("Dean Witter Multi-Class Funds") and shares of Dean Witter Funds sold with a front-end sales charge ("FSC Funds") and concurrent investments in Class D shares of the Fund and other Dean Witter Multi-Class Funds will be aggregated. Subsequent purchases of $100 or more may be made by sending a check, payable to Dean Witter High Yield Securities Inc., directly to Dean Witter Trust Company (the "Transfer Agent") at P.O. Box 1040, Jersey City, N.J. 07303 or by contacting an account executive of DWR or other Selected Broker-Dealer. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class B, Class C or Class D shares. If no Class is specified, the Transfer Agent will not process the transaction until the proper Class is identified. The minimum initial purchase in the case of investments through EasyInvest(SM), an automatic purchase plan (see "Shareholder Services"), is $100, provided that the schedule of automatic investments will result in investments totalling at least $1,000 within the first twelve months. In the case of purchases made pursuant to Systematic Payroll Deduction plans (including Individual Retirement plans), the Fund, in its discretion, may accept such Purchases without regard to any minimum amounts which would otherwise be required if the Fund has reason to believe that additional purchases will increase the amount of the purchase of shares in all accounts under such plans to at least $1,000. Certificates for shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.



    Shares are sold through the Distributor on a normal three business day settlement basis; that is, payment is due on the third business day (settlement date) after the order is placed with the Distributor. Since DWR and other Selected Broker-Dealers forward investors' funds on settlement date, they will benefit from the temporary use of the funds if payment is made prior thereto. As noted above, orders placed directly with the Transfer Agent must be accompanied by payment. Investors will be entitled to receive income dividends and capital gains distributions if their order is received by the close of business on the day prior to the record date for such dividends and distributions. Sales personnel of a Selected Broker-Dealer are compensated for selling shares of the Fund by the Distributor or any of its affiliates and/or the Selected Broker-Dealer. In addition, some sales personnel of the Selected Broker-Dealer will receive various types of non-cash compensation as special sales incentives, including trips, educational and/or business seminars and merchandise. The Fund and the Distributor reserve the right to reject any purchase order.



    Analogous Dean Witter Funds. The Distributor and the Investment Manager serve in the same capacities for Dean Witter High Income Securities, an open-end investment company with investment objectives and policies similar to those of the Fund. Shares of Dean Witter High Income Securities are offered to the public at net asset value, with a CDSC assessed upon redemptions within five years of purchase, as well as an annual Rule 12b-1 distribution fee. The Classes of the Fund and Dean Witter High Income Securities have differing fees and expenses, which will affect performance. Investors who would like to receive a prospectus for Dean Witter High Income Securities should call the telephone numbers listed on the front cover of this Prospectus, or may call their account executive for additional information.



    The Board of Directors of the Fund and the Board of Trustees of Dean Witter High Income Securities have approved a reorganization plan whereby Dean Witter High Income Securities would be merged into the Fund. This plan is subject to the consent of the Dean Witter High Income Securities shareholders. If approved, the Funds' assets would be combined and Dean Witter High Income Securities shareholders would become shareholders of the Fund, receiving Class B shares of the Fund equal to the value of their holdings in Dean Witter High Income Securities. A proxy statement formally detailing the proposal will be distributed to Dean Witter High Income Securities shareholders in August 1997.



ALTERNATIVE PURCHASE ARRANGEMENTS



    The Fund offers several Classes of shares to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class D shares, is offered only to limited categories of investors (see "No Load Alternative--Class D Shares" below).



    Each Class A, Class B, Class C or Class D share of the Fund represents an identical interest in the investment portfolio of the Fund except that Class A, Class B and Class C shares bear the expenses of the ongoing shareholder service fees, Class B and Class C shares bear the expenses of the ongoing distribution fees and Class A, Class B and Class C shares which are redeemed subject to a CDSC bear the expense of the additional incremental distribution costs resulting from the CDSC applicable to shares of those Classes. The ongoing distribution fees that are imposed on Class A, Class B and Class C shares will be imposed directly against those Classes and not against all assets of the Fund and, accordingly, such charges against one Class will not affect the net asset value of any other Class or have any impact on investors choosing another sales charge option. See "Plan of Distribution" and "Redemptions and Repurchases."



    Set forth below is a summary of the differences between the Classes and the factors an investor should consider when selecting a particular Class. This summary is qualified in its entirety by detailed discussion of each Class that follows this summary.



    Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.25%. The initial sales charge is reduced for certain purchases. Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charges at the time of purchase but are subject to a CDSC of 1.0% on redemptions made within one year after purchase, except for certain specific circumstances. Class A shares are also subject to a 12b-1 fee of up to 0.25% of the average daily net assets of the Class. See "Initial Sales Charge Alternative--Class A Shares."



    Class B Shares. Class B shares are offered at net asset value with no initial sales charge but are subject to a CDSC (scaled down from 5.0% to 1.0%) if redeemed within six years of purchase. (Class B shares purchased by certain qualified employer-sponsored benefit plans are subject to a CDSC scaled down from 2.0% to 1.0% if redeemed within three years after purchase.) This CDSC may be waived for certain redemptions. Class B shares are also subject to an annual 12b-1 fee of 0.75% of the average daily net assets of Class B. The Class B shares' distribution fee will cause that Class to have higher expenses and pay lower dividends than Class A or Class D shares.



    After approximately ten (10) years, Class B shares will convert automatically to Class A shares of the Fund, based on the relative net asset values of the shares of the two Classes on the conversion date. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted at that time. See "Contingent Deferred Sales Charge Alternative--Class B Shares."



    Class C Shares. Class C shares are sold at net asset value with no initial sales charge but are subject to a CDSC of 1.0% on redemptions made within one year after purchase. This CDSC may be waived for certain redemptions. They are subject to an annual 12b-1 fee of up to 0.85% of the average daily net assets of the Class C shares. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A or Class D shares. See "Level Load Alternative--Class C Shares."



    Class D Shares. Class D shares are available only to limited categories of investors (see "No Load Alternative--Class D Shares" below). Class D shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any 12b-1 fees. See "No Load Alternative--Class D Shares."



    Selecting A Particular Class. In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:



    The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Investors who prefer an initial sales charge alternative may elect to purchase Class A shares. Investors qualifying for significantly reduced or, in the case of purchases of $1 million or more, no initial sales charges may find Class A shares particularly attractive because similar sales charge reductions are not available with respect to Class B or Class C shares. Moreover, Class A shares are subject to lower ongoing expenses than are Class B or Class C shares over the term of the investment. As an alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional investment amounts may partially or wholly offset the higher annual expenses of these Classes. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case.



    Finally, investors should consider the effect of the CDSC period and any conversion rights of the Classes in the context of their own investment time frame. For example, although Class C shares are subject to a significantly lower CDSC upon redemptions, they do not, unlike Class B shares, convert into Class A shares after approximately ten years, and, therefore, are subject to an ongoing 12b-1 fee of 0.85% (rather than the 0.25% fee applicable to Class A shares) for an indefinite period of time. Thus, Class B shares may be more attractive than Class C shares to investors with longer term investment outlooks. Other investors, however, may elect to purchase Class C shares if, for example, they determine that they do not wish to be subject to a front-end sales charge and they are uncertain as to the length of time they intend to hold their shares.



    For the purpose of meeting the $5 million minimum investment amount for Class D shares, holdings of Class A shares in all Dean Witter Multi-Class Funds, shares of FSC Funds and shares of Dean Witter Funds for which such shares have been exchanged will be included together with the current investment amount.



    Sales personnel may receive different compensation for selling each Class of shares. Investors should understand that the purpose of a CDSC is the same as that of the initial sales charge in that the sales charges applicable to each Class provide for the financing of the distribution of shares of that Class.



    Set forth below is a chart comparing the sales charge, 12b-1 fees and conversion options applicable to each Class of shares:






                                            CONVERSION
  CLASS      SALES CHARGE      12B-1 FEE      FEATURE
    A      Maximum 4.25%         0.25%          No
           initial sales
           charge reduced
           for purchases of
           $25,000 and
           over; shares
           sold without an
           initial sales
           charge generally
           subject to a
           1.0% CDSC during
           first year.

    B      Maximum 5.0%          0.75%      B shares
           CDSC during the                  convert to
           first year                       A shares
           decreasing to 0                  automatically
           after six years                  after
                                            approximately
                                            ten years

    C      1.0% CDSC during      0.85%          No
           first year

    D            None            None           No




    See "Purchase of Fund Shares" and "The Fund and its Management" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Determination of Net Asset Value," "Dividends, Distributions and Taxes" and "Shareholder Services--Exchange Privilege" for other differences between the Classes of shares.



INITIAL SALES CHARGE ALTERNATIVE--CLASS A SHARES



    Class A shares are sold at net asset value plus an initial sales charge. In some cases, reduced sales charges may be available, as described below. Investments of $1 million or more (and investments by certain other limited categories of investors) are not subject to any sales charges at the time of purchase but are subject to a CDSC of 1.0% on redemptions made within one year after purchase (calculated from the last day of the month in which the shares were purchased), except for certain specific circumstances. The CDSC will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The CDSC will not be imposed (i) in the circumstances set forth below in the section "Contingent Deferred Sales Charge Alternative--Class B Shares--CDSC Waivers," except that the references to six years in the first paragraph of that section shall mean one year in the case of Class A shares, and (ii) in the circumstances identified in the section "Additional Net Asset Value Purchase Options" below. Class A shares are also subject to an annual 12b-1 fee of up to 0.25% of the average daily net assets of the Class.



    The offering price of Class A shares will be the net asset value per share next determined following receipt of an order (see "Determination of Net Asset Value" below), plus a sales charge (expressed as a percentage of the offering price) on a single transaction as shown in the following table:





                                           SALES CHARGE
                            ------------------------------------------
                               PERCENTAGE OF          APPROXIMATE
     AMOUNT OF SINGLE         PUBLIC OFFERING    PERCENTAGE OF AMOUNT
       TRANSACTION                 PRICE               INVESTED
--------------------------  -------------------  ---------------------
Less than $25,000.........           4.25%                 4.44%
$25,000 but less
     than $50,000.........           4.00%                 4.17%
$50,000 but less
     than $100,000........           3.50%                 3.63%
$100,000 but less
     than $250,000........           2.75%                 2.83%
$250,000 but less
     than $1 million......           1.75%                 1.78%
$1 million and over.......              0                     0




    Upon notice to all Selected Broker-Dealers, the Distributor may reallow up to the full applicable sales charge as shown in the above schedule during periods specified in such notice. During periods when 90% or more of the sales charge is reallowed, such Selected Broker-Dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933.



    The above schedule of sales charges is applicable to purchases in a single transaction by, among others: (a) an individual; (b) an individual, his or her spouse and their children under the age of 21 purchasing shares for his, her or their own accounts; (c) a trustee or other fiduciary purchasing shares for a single trust estate or a single fiduciary account; (d) a pension, profit-sharing or other employee benefit plan qualified or non-qualified under Section 401 of the Internal Revenue Code; (e) tax-exempt organizations enumerated in Section 501(c)(3) or (13) of the Internal Revenue Code; (f) employee benefit plans qualified under Section 401 of the Internal Revenue Code of a single employer or of employers who are "affiliated persons" of each other within the meaning of
Section 2(a)(3)(c) of the Act; and for investments in Individual Retirement Accounts of employees of a single employer through Systematic Payroll Deduction plans; or (g) any other organized group of persons, whether incorporated or not, provided the organization has been in existence for at least six months and has some purpose other than the purchase of redeemable securities of a registered investment company at a discount.



    Combined Purchase Privilege. Investors may have the benefit of reduced sales charges in accordance with the above schedule by combining purchases of Class A shares of the Fund in single transactions with the purchase of Class A shares of other Dean Witter Multi-Class Funds and shares of FSC Funds. The sales charge payable on the purchase of the Class A shares of the Fund, the Class A shares of the other Dean Witter Multi-Class Funds and the shares of the FSC Funds will be at their respective rates applicable to the total amount of the combined concurrent purchases of such shares.



    Right of Accumulation. The above persons and entities may benefit from a reduction of the sales charges in accordance with the above schedule if the cumulative net asset value of Class A shares purchased in a single transaction, together with shares of the Fund and other Dean Witter Funds previously purchased at a price including a front-end sales charge (including shares of the Fund and other Dean Witter Funds acquired in exchange for those shares, and including in each case shares acquired through reinvestment of dividends and distributions), which are held at the time of such transaction, amounts to $25,000 or more. If such investor has a cumulative net asset value of shares of FSC Funds and Class A and Class D shares equal to at least $5 million, such investor is eligible to purchase Class D shares subject to the $1,000 minimum initial investment requirement of that Class of the Fund. See "No Load Alternative--Class D Shares" below.



    The Distributor must be notified by DWR or a Selected Broker-Dealer or the shareholder at the time a purchase order is placed that the purchase qualifies for the reduced charge under the Right of Accumulation. Similar notification must be made in writing by the dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if: (a) such notification is not furnished at the time of the order; or (b) a review of the records of the Selected Broker-Dealer or the Transfer Agent fails to confirm the investor's represented holdings.



    Letter of Intent. The foregoing schedule of reduced sales charges will also be available to investors who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of Class A shares of the Fund from DWR or other Selected Broker-Dealers. The cost of Class A shares of the Fund or shares of other Dean Witter Funds which were previously purchased at a price including a front-end sales charge during the 90-day period prior to the date of receipt by the Distributor of the Letter of Intent, or of Class A shares of the Fund or shares of other Dean Witter Funds acquired in exchange for shares of such funds purchased during such period at a price including a front-end sales charge, which are still owned by the shareholder, may also be included in determining the applicable reduction.



    Additional Net Asset Value Purchase Options. In addition to investments of $1 million or more, Class A shares also may be purchased at net asset value by the following:



   (1) trusts for which Dean Witter Trust Company ("DWTC") or Dean Witter Trust FSB ("DWTFSB") (each of which is an affiliate of the Investment Manager) provides discretionary trustee services;



   (2) persons participating in a fee-based program approved by the Distributor, pursuant to which such persons pay an asset based fee for services in the nature of investment advisory or administrative services (such investments are subject to all of the terms and conditions of such programs, which may include termination fees and restrictions on transferability of Fund shares);



   (3) retirement plans qualified under Section 401(k) of the Internal Revenue Code ("401(k) plans") and other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code with at least 200 eligible employees and for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper;



   (4) 401(k) plans and other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper whose Class B shares have converted to Class A shares, regardless of the plan's asset size or number of eligible employees;



   (5) investors who are clients of a Dean Witter account executive who joined Dean Witter from another investment firm within six months prior to the date of purchase of Fund shares by such investors, if the shares are being purchased with the proceeds from a redemption of shares of an open-end proprietary mutual fund of the account executive's previous firm which imposed either a front-end or deferred sales charge, provided such purchase was made within sixty days after the redemption and the proceeds of the redemption had been maintained in the interim in cash or a money market fund; and



   (6) other categories of investors, at the discretion of the Board, as disclosed in the then current prospectus of the Fund.

    No CDSC will be imposed on redemptions of shares purchased pursuant to paragraphs (1), (2) or (5), above.



    For further information concerning purchases of the Fund's shares, contact DWR or another Selected Broker-Dealer or consult the Statement of Additional Information.



CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE--CLASS B SHARES



    Class B shares are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, will be imposed on most Class B shares redeemed within six years after purchase. The CDSC will be imposed on any redemption of shares if after such redemption the aggregate current value of a Class B account with the Fund falls below the aggregate amount of the investor's purchase payments for Class B shares made during the six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) preceding the redemption. In addition, Class B shares are subject to an annual 12b-1 fee of 0.75% of the the average daily net assets of Class B.



    Except as noted below, Class B shares of the Fund which are held for six years or more after purchase (calculated from the last day of the month in which the shares were purchased) will not be subject to any CDSC upon redemption. Shares redeemed earlier than six years after purchase may, however, be subject to a CDSC which will be a percentage of the dollar amount of shares redeemed and will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The size of this percentage will depend upon how long the shares have been held, as set forth in the following table:





           YEAR SINCE                     CDSC AS A
            PURCHASE                    PERCENTAGE OF
          PAYMENT MADE                 AMOUNT REDEEMED
---------------------------------  -----------------------

First............................              5.0%
Second...........................              4.0%
Third............................              3.0%
Fourth...........................              2.0%
Fifth............................              2.0%
Sixth............................              1.0%
Seventh and thereafter...........              None




    In the case of Class B shares of the Fund held by 401(k) plans or other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper and whose accounts are opened on or after July 28, 1997, shares held for three years or more after purchase (calculated as described in the paragraph above) will not be subject to any CDSC upon redemption. However, shares redeemed earlier than three years after purchase may be subject to a CDSC (calculated as described in the paragraph above), the percentage of which will depend on how long the shares have been held, as set forth in the following table:





           YEAR SINCE
            PURCHASE               CDSC AS A PERCENTAGE OF
          PAYMENT MADE                 AMOUNT REDEEMED
---------------------------------  -----------------------

First............................              2.0%
Second...........................              2.0%
Third............................              1.0%
Fourth and thereafter............              None




    CDSC Waivers. A CDSC will not be imposed on: (i) any amount which represents an increase in value of shares purchased within the six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) preceding the redemption; (ii) the current net asset value of shares purchased more than six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) prior to the redemption; and
(iii) the current net asset value of shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of FSC Funds or of other Dean Witter Funds acquired in exchange for such shares. Moreover, in determining whether a CDSC is applicable it will be assumed that amounts described in (i), (ii) and (iii) above (in that order) are redeemed first.



    In addition, the CDSC, if otherwise applicable, will be waived in the case of:



   (1) redemptions of shares held at the time a shareholder dies or becomes disabled, only if the shares are: (A) registered either in the name of an individual shareholder (not a trust), or in the names of such shareholder and his or her spouse as joint tenants with right of survivorship; or (B) held in a qualified corporate or self-employed retirement plan, Individual Retirement Account ("IRA") or Custodial Account under Section 403(b)(7) of the Internal Revenue Code ("403(b) Custodial Account"), provided in either case that the redemption is requested within one year of the death or initial determination of disability;



   (2) redemptions in connection with the following retirement plan distributions: (A) lump-sum or other distributions from a qualified corporate or self-employed retirement plan following retirement (or, in the case of a "key employee" of a "top heavy" plan, following attainment of age 59 1/2); (B) distributions from an IRA or 403(b) Custodial Account following attainment of age 59 1/2; or (C) a tax-free return of an excess contribution to an IRA; and



   (3) all redemptions of shares held for the benefit of a participant in a 401(k) plan or other employer-sponsored plan qualified under Section 401(a) of the Internal Revenue Code which offers investment companies managed by the Investment Manager or its subsidiary, Dean Witter Services Company Inc., as self-directed investment alternatives and for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper (" Eligible Plan"), provided that either: (a) the plan continues to be an Eligible Plan after the redemption; or (b) the redemption is in connection with the complete termination of the plan involving the distribution of all plan assets to participants.



    With reference to (1) above, for the purpose of determining disability, the Distributor utilizes the definition of disability contained in Section 72(m)(7) of the Internal Revenue Code, which relates to the inability to engage in gainful employment. With reference to (2) above, the term "distribution" does not encompass a direct transfer of IRA, 403(b) Custodial Account or retirement plan assets to a successor custodian or trustee. All waivers will be granted only following receipt by the Distributor of confirmation of the shareholder's entitlement.



    Conversion To Class A Shares. Class B shares will convert automatically to Class A shares, based on the relative net asset values of the shares of the two Classes on the conversion date, which will be approximately ten (10) years after the date of the original purchase. The ten year period is calculated from the last day of the month in which the shares were purchased or, in the case of Class B shares acquired through an exchange or a series of exchanges, from the last day of the month in which the original Class B shares were purchased. The conversion of shares will take place in the month following the tenth anniversary of the purchase. There will also be converted at that time such proportion of Class B shares acquired through automatic reinvestment of dividends and distributions owned by the shareholder as the total number of his or her Class B shares converting at the time bears to the total number of outstanding Class B shares purchased and owned by the shareholder. In the case of Class B shares held by a 401(k) plan or other employer-sponsored plan qualified under Section 401(a) of the Internal Revenue Code and for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper, the plan is treated as a single investor and all Class B shares will convert to Class A shares on the conversion date of the first shares of a Dean Witter Multi-Class Fund purchased by that plan. In the case of Class B shares previously exchanged for shares of an "Exchange Fund" (see "Shareholder Services--Exchange Privilege"), the period of time the shares were held in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired) is excluded from the holding period for conversion. If those shares are subsequently re-exchanged for Class B shares of a Dean Witter Multi-Class Fund, the holding period resumes on the last day of the month in which Class B shares are reacquired.

    If a shareholder has received share certificates for Class B shares, such certificates must be delivered to the Transfer Agent at least one week prior to the date for conversion. Class B shares evidenced by share certificates that are not received by the Transfer Agent at least one week prior to any conversion date will be converted into Class A shares on the next scheduled conversion date after such certificates are received.



    Effectiveness of the conversion feature is subject to the continuing availability of a ruling of the Internal Revenue Service or an opinion of counsel that (i) the conversion of shares does not constitute a taxable event under the Internal Revenue Code, (ii) Class A shares received on conversion will have a basis equal to the shareholder's basis in the converted Class B shares immediately prior to the conversion, and (iii) Class A shares received on conversion will have a holding period that includes the holding period of the converted Class B shares. The conversion feature may be suspended if the ruling or opinion is no longer available. In such event, Class B shares would continue to be subject to Class B 12b-1 fees.



LEVEL LOAD ALTERNATIVE--CLASS C SHARES



    Class C shares are sold at net asset value next determined without an initial sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase (calculated from the last day of the month in which the shares were purchased). The CDSC will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The CDSC will not be imposed in the circumstances set forth above in the section "Contingent Deferred Sales Charge Alternative--Class B Shares--CDSC Waivers," except that the references to six years in the first paragraph of that section shall mean one year in the case of Class C shares. Class C shares are subject to an annual 12b-1 fee of up to 0.85% of the average daily net assets of the Class. Unlike Class B shares, Class C shares have no conversion feature and, accordingly, an investor that purchases Class C shares will be subject to 12b-1 fees applicable to Class C shares for an indefinite period subject to annual approval by the Fund's Board of Trustees and regulatory limitations.



NO LOAD ALTERNATIVE--CLASS D SHARES



    Class D shares are offered without any sales charge on purchase or redemption and without any 12b-1 fee. Class D shares are offered only to investors meeting an initial investment minimum of $5 million and the following categories of investors: (i) investors participating in the InterCapital mutual fund asset allocation program pursuant to which such persons pay an asset based fee; (ii) persons participating in a fee-based program approved by the Distributor, pursuant to which such persons pay an asset based fee for services in the nature of investment advisory or administrative services (subject to all of the terms and conditions of such programs, which may include termination fees and restrictions on transferability of Fund shares); (iii) 401(k) plans established by DWR and SPS Transaction Services, Inc. (an affiliate of DWR) for their employees; (iv) certain Unit Investment Trusts sponsored by DWR; (v) certain other open-end investment companies whose shares are distributed by the Distributor; and (vi) other categories of investors, at the discretion of the Board, as disclosed in the then current prospectus of the Fund. All shares of the Fund held prior to July 28, 1997 have been designated Class D shares. Additional investments in Class D shares by shareholders holding such shares may only be made if those shareholders are otherwise eligible to purchase Class D shares. However, shareholders holding such shares will receive the benefit of the value of such shares towards reduced sales charges on purchases of Class A shares pursuant to the Fund's "Right of Accumulation" (see "Initial Sales Charge Alternative--Class A Shares--Right of Accumulation"). Investors who require a $5 million minimum initial investment to qualify to purchase Class D shares may satisfy that requirement by investing that amount in a single transaction in Class D shares of the Fund and other Dean Witter Multi-Class

Funds, subject to the $1,000 minimum initial investment required for that Class of the Fund. In addition, for the purpose of meeting the $5 million minimum investment amount, holdings of Class A shares in all Dean Witter Multi-Class Funds, shares of FSC Funds and shares of Dean Witter Funds for which such shares have been exchanged will be included together with the current investment amount. If a shareholder redeems Class A shares and purchases Class D shares, such redemption may be a taxable event.



PLAN OF DISTRIBUTION



    Effective July 28, 1997, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to the distribution of Class A, Class B and Class C shares of the Fund. In the case of Class A and Class C shares, the Plan provides that the Fund will reimburse the Distributor and others for the expenses of certain activities and services incurred by them specifically on behalf of those shares. Reimbursements for these expenses will be made in monthly payments by the Fund to the Distributor, which will in no event exceed amounts equal to payments at the annual rates of 0.25% and 0.85% of the average daily net assets of Class A and Class C, respectively. In the case of Class B shares, the Plan provides that the Fund will pay the Distributor a fee, which is accrued daily and paid monthly, at the annual rate of 0.75% of the average daily net assets of Class B. The fee is treated by the Fund as an expense in the year it is accrued. In the case of Class A shares, the entire amount of the fee currently represents a service fee within the meaning of the NASD guidelines. In the case of Class B and Class C shares, a portion of the fee payable pursuant to the Plan, equal to 0.20% and 0.25% of the average daily net assets of each of these Classes, respectively, is currently characterized as a service fee. A service fee is a payment made for personal service and/or the maintenance of shareholder accounts.



    Additional amounts paid under the Plan in the case of Class B and Class C shares are paid to the Distributor for services provided and the expenses borne by the Distributor and others in the distribution of the shares of those Classes, including the payment of commissions for sales of the shares of those Classes and incentive compensation to and expenses of DWR's account executives and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may utilize fees paid pursuant to the Plan in the case of Class B shares to compensate DWR and other Selected Broker-Dealers for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses.



    In the case of Class B shares, at any given time, the expenses in distributing Class B shares of the Fund may be in excess of the total of (i) the payments made by the Fund pursuant to the Plan, and (ii) the proceeds of CDSCs paid by investors upon the redemption of Class B shares. For example, if $1 million in expenses in distributing Class B shares of the Fund had been incurred and $750,000 had been received as described in (i) and (ii) above, the excess expense would amount to $250,000. Because there is no requirement under the Plan that the Distributor be reimbursed for all distribution expenses or any requirement that the Plan be continued from year to year, such excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan, and the proceeds of CDSCs paid by investors upon redemption of shares, if for any reason the Plan is terminated the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or

CDSCs, may or may not be recovered through future distribution fees or CDSCs.



    In the case of Class A and Class C shares, expenses incurred pursuant to the Plan in any calendar year in excess of 0.25% or 0.85% of the average daily net assets of Class A or Class C, respectively, will not be reimbursed by the Fund through payments in any subsequent year, except that expenses representing a gross sales commission credited to account executives at the time of sale may be reimbursed in the subsequent calendar year. No interest or other financing charges will be incurred on any Class A or Class C distribution expenses incurred by the Distributor under the Plan or on any unreimbursed expenses due to the Distributor pursuant to the Plan.


DETERMINATION OF NET ASSET VALUE


    The net asset value per share is determined once daily at 4:00 p.m., New York time on each day that the New York Stock Exchange is open (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time), by taking the net assets of the Fund, dividing by the number of shares outstanding and adjusting to the nearest cent. The assets belonging to the Class A, Class B, Class C and Class D shares will be invested together in a single portfolio. The net asset value of each Class, however, will be determined separately by subtracting each Class's accrued expenses and liabilities. The net asset value per share will not be determined on Good Friday and on such other federal and non-federal holidays as are observed by the New York Stock Exchange.



    In the calculation of the Fund's net asset value: (1) an equity portfolio security listed or traded on the New York or American Stock Exchange or other domestic or foreign exchange is valued at its latest sale price on that exchange prior to the time assets are valued; (if there were no sales that day, the security is valued at the latest bid price); and (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest bid price. When market quotations are not readily available, including circumstances under which it is determined by the Investment Manager that sale or bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors (valuation of securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors).


    Certain of the Fund's portfolio securities may be valued by an outside pricing service approved by the Fund's Directors. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research evaluations by its staff, including review of broker-dealer market price quotations, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service.

    Municipal securities will be valued for the Fund by an outside computer matrix pricing service approved by the Board of Directors. Periodically, the Investment Manager and the Board of Directors review the continued appropriateness of the prices obtained through the service.

    Short-term debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, unless the Board determines such does not reflect the securities' fair value, in which case these securities will be valued at their fair market value as determined by the Board of Directors. Other short-term debt securities will be valued on a marked-to-market basis until such time as they reach a maturity of 60 days, whereupon they will be valued at amortized cost using their value on the 61st day unless the Directors determine such does not reflect the securities' market value, in which case these securities will be valued at their fair market value as determined by the Board of Directors. Listed options on debt securities are val-ued at the latest sale price on the exchange on which they are listed unless no sales of such options have taken place that day, in which case, they will be valued at the mean between their closing bid and asked prices. Unlisted options on debt securities and all options on equity securities are valued at the mean between their latest bid and asked price. Futures are valued at the latest sale price on the commodities exchange on which they trade unless the Directors determine that such price does not reflect their market value, in which case they will be valued at their fair value as determined by the Board of Directors. All other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Board of Directors.

SHAREHOLDER SERVICES
--------------------------------------------------------------------------------


    Automatic Investment of Dividends and Distributions. All income dividends and capital gains distributions are automatically paid in full and fractional shares of the applicable Class of the Fund (or, if specified by the shareholder, in shares of any other open-end Dean Witter Fund), unless the shareholder requests that they be paid in cash. Shares so acquired are acquired at net asset value and are not subject to the imposition of a front-end sales charge or a CDSC (see "Redemptions and Repurchases").



    Investment of Distributions Received in Cash. Any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution in shares of the applicable Class at the net asset value next determined after receipt by the Transfer Agent, by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. Shares so acquired are acquired at net asset value and are not subject to the imposition of a front-end sales charge or a CDSC (see "Redemptions and Repurchases").



    Easyinvest(SM). Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account or following redemption of shares of a Dean Witter money market fund, on a semi-monthly, monthly or quarterly basis, to the Fund's Transfer Agent for investment in shares of the Fund (see "Purchase of Fund Shares" and "Redemptions and Repurchases--Involuntary Redemption").



    Systematic Withdrawal Plan. A withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current net asset value. The plan provides for monthly or quarterly (March, June, September, December) checks in any amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable CDSC will be imposed on shares redeemed under the Withdrawal Plan (see "Purchase of Fund Shares"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable
CDSC) to the shareholder will be the designated monthly or quarterly amount. Withdrawal plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted. Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for federal income tax purposes.



    Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about any of the above services.



    Tax-Sheltered Retirement Plans. Retirement plans are available through the Investment Manager for use by corporations, the self-employed, Individual Retirement Accounts and Custodial Accounts under Section 403(b)(7) of the Internal Revenue Code. Adoption of such plans should be on advice of legal counsel or tax adviser.

    For further information regarding plan administration, custodial fees and other details, investors should contact the Fund.


EXCHANGE PRIVILEGE



    Shares of each Class may be exchanged for shares of the same Class of any other Dean Witter Multi-Class Fund without the imposition of any exchange fee. Shares may also be exchanged for shares of the following funds: Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter funds which are money market funds (the "Exchange Funds"). Class A shares may also be exchanged for shares of Dean Witter Multi-State Municipal Series Trust and Dean Witter Hawaii Municipal Trust, which are Dean Witter Funds sold with a front-end sales charge ("FSC Funds"). Class B shares may also be exchanged for shares of Dean Witter Global Short-Term Income Fund Inc., Dean Witter High Income Securities and Dean Witter National Municipal Trust, which are Dean Witter Funds offered with a CDSC ("CDSC Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no holding period for exchanges of shares acquired by exchange or dividend reinvestment.



    An exchange to another Dean Witter Multi-Class Fund, any FSC Fund, any CDSC Fund or any Exchange Fund that is not a money market fund is on the basis of the next calculated net asset value per share of each fund after the exchange order is received. When exchanging into a money market fund from the Fund, shares of the Fund are redeemed out of the Fund at their next calculated net asset value and the proceeds of the redemption are used to purchase shares of the money market fund at their net asset value determined the following business day. Subsequent exchanges between any of the money market funds and any of the Dean Witter Multi-Class Funds, FSC Funds or CDSC Funds or any Exchange Fund that is not a money market fund can be effected on the same basis.



    No CDSC is imposed at the time of any exchange of shares, although any applicable CDSC will be imposed upon ultimate redemption. During the period of time the shareholder remains in an Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period (for the purpose of determining the rate of the CDSC) is frozen. If those shares are subsequently re-exchanged for shares of a Dean Witter Multi-Class Fund or shares of a CDSC Fund, the holding period previously frozen when the first exchange was made resumes on the last day of the month in which shares of a Dean Witter Multi-Class Fund or shares of a CDSC Fund are reacquired. Thus, the CDSC is based upon the time (calculated as described above) the shareholder was invested in shares of a Dean Witter Multi-Class Fund or in shares of a CDSC Fund (see "Purchase of Fund Shares"). In the case of exchanges of Class A shares which are subject to a CDSC, the holding period also includes the time (calculated as described above) the shareholder was invested in shares of a FSC Fund. However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees incurred on or after that date which are attributable to those shares. (Exchange Fund 12b-1 distribution fees are described in the prospectuses for those funds.) Class B shares of the Fund acquired in exchange for Class B shares of another Dean Witter Multi-Class Fund or shares of a CDSC Fund having a different CDSC schedule than that of this Fund will be subject to the higher CDSC schedule, even if such shares are subsequently re-exchanged for shares of the fund with the lower CDSC schedule.



    Additional Information Regarding Exchanges. Purchases and exchanges should be made for investment purposes only. A pattern of frequent exchanges may be deemed by the Investment Manager to be abusive and contrary to the best interests of the Fund's other shareholders and, at the Investment Manager's discretion, may be limited by the Fund's refusal to accept additional purchases and/ or exchanges from the investor. Although the Fund does not have any specific definition of what constitutes a pattern of frequent exchanges, and will consider all relevant factors in determining whether a particular situation is abusive and contrary to the best interests of the Fund and its other shareholders, investors should be aware that the Fund and each of the other Dean Witter Funds may in their discretion limit or otherwise restrict the number of times this Exchange Privilege may be exercised by any investor. Any such restriction will be made by the Fund on a prospective basis only, upon notice to the shareholder not later than ten days following such shareholder's most recent exchange. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of such Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory agencies. Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on exchange of shares of the Fund pledged in the margin account.



    The current prospectus for each fund describes its investment objective(s) and policies, and shareholders should obtain a copy and examine it carefully before investing. Exchanges are subject to the minimum investment requirement of each Class of shares and any other conditions imposed by each fund. In the case of a shareholder holding a share certificate or certificates, no exchanges may be made until all applicable share certificates have been received by the Transfer Agent and deposited in the shareholder's account. An exchange will be treated for federal income tax purposes the same as a repurchase or redemption of shares, on which the shareholder may realize a capital gain or loss. However, the ability to deduct capital losses on an exchange may be limited in situations where there is an exchange of shares within ninety days after the shares are purchased. The Exchange Privilege is only available in states where an exchange may legally be made.


    If DWR or another Selected Broker-Dealer is the current dealer of record and its account numbers are part of the account information, shareholders may initiate an exchange of shares of the Fund for shares of any of the Dean Witter Funds (for which the Exchange Privilege is available) pursuant to this Exchange Privilege by contacting their DWR or other Selected Broker-Dealer account executive (no Exchange Privilege Authorization Form is required). Other shareholders (and those shareholders who are clients of DWR or other Selected Broker-Dealer but who wish to make exchanges directly by telephoning the Transfer Agent) must complete and forward to the Transfer Agent an Exchange Privilege Authorization form, copies of which may be obtained from the Transfer Agent, to initiate an exchange. If the Authorization Form is used, exchanges may be made in writing or by contacting the Transfer Agent at (800) 869-NEWS (toll-free).

    The Fund will employ reasonable procedures to confirm that exchange instructions communicated over the telephone are genuine. Such procedures may include requiring various forms of personal identification such as name, mailing address, social security or other tax identification number and DWR or other Selected Broker-Dealer account number (if any). Telephone instructions may also be recorded. If such procedures are not employed, the Fund may be liable for any losses due to unauthorized or fraudulent instructions.

    Telephone exchange instructions will be accepted if received by the Transfer Agent between 9:00 a.m. and 4:00 p.m. New York time, on any day the New York Stock Exchange is open. Any shareholder wishing to make an exchange who has previously filed an Exchange Privilege Form and who is unable to reach the Fund by telephone should contact his or her DWR or other Selected Broker-Dealer account executive, if appropriate, or make a written exchange request. Shareholders are advised that during periods of drastic economic or market changes, it is possible that the telephone exchange procedures may be difficult to implement, although this has not been the experience of the Dean Witter Funds in the past.

    Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about the Exchange Privilege.

REDEMPTIONS AND REPURCHASES
--------------------------------------------------------------------------------


    Redemption. Shares of each Class of the Fund can be redeemed for cash at any time at the current net asset value per share next determined less the amount of any applicable CDSC in the case of Class A, Class B or Class C shares (see "Purchase of Fund Shares"). If shares are held in a shareholder's account without a stock certificate, a written request for redemption is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption along with any additional information requested by the Transfer Agent.



    Repurchase. DWR and other Selected Broker-Dealers are authorized to repurchase, as agent for the Fund, shares represented by a stock certificate which is delivered to any of their offices. Shares held in a shareholder's account without a stock certificate may also be repurchased by DWR and other Selected Broker-Dealers upon the telephonic request of the shareholder. The repurchase price is the net asset value next determined (see "Purchase of Fund Shares") after such repurchase order is received by DWR or other Selected Broker-Dealer reduced by any applicable CDSC.



    The CDSC, if any, will be the only fee imposed by the Fund, the Distributor, DWR or other Selected Broker-Dealers. The offer by DWR and other Selected Broker-Dealers to repurchase shares may be suspended without notice by them at any time. In that event, shareholders may redeem their shares through the Fund's Transfer Agent as set forth above under "Redemption."



    Payment for Shares Redeemed or Repurchased. Payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. Such payment may be postponed or the right of redemption suspended at times when normal trading is not taking place on the New York Stock Exchange. If the shares to be redeemed have recently been purchased by check, payment of the redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR and other Selected Broker Dealers are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.



    Reinstatement Privilege. A shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 35 days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund in the same Class from which such shares were redeemed or repurchased, at their net asset value next determined after a rein-statement request, together with the proceeds, is received by the Transfer Agent and receive a pro rata credit for any CDSC paid in connection with such repurchase or redemption.



    Involuntary Redemption. The Fund reserves the right, on sixty days' notice, to redeem, at their net asset value, the shares of any shareholder (other than shares held in an Individual Retirement Account or custodial account under
Section 403(b)(7) of the Internal Revenue Code) whose shares due to redemptions by the shareholder have a value of less than $100, or such lesser amount as may be fixed by the Board of Directors or, in the case of an account opened through EasyInvest, if after twelve months the shareholder has invested less than $1,000 in the account. However, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares is less than the applicable amount and allow the shareholder sixty days in which to make an additional investment in an amount which will increase the value of the account to at least the applicable amount or more before the redemption is processed. No CDSC will be imposed on any involuntary redemption.


DIVIDENDS, DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------


    Dividends and Distributions. The Fund declares dividends separately for each Class of shares and intends to declare and pay monthly income dividends and to distribute net short-term and net long-term capital gains, if any, at least once each year. The Fund may, however, determine either to distribute or to retain all or part of any long-term capital gains in any year for reinvestment.



    All dividends and capital gains distributions will be paid in additional shares of the same Class and automatically credited to the shareholder's account without issuance of a stock certificate unless the shareholder requests in writing that all dividends be paid in cash. Shares acquired by dividend and distribution reinvestments will not be subject to any front-end sales charge or CDSC. Class B shares acquired through dividend and distribution reinvestments will become eligible for conversion to Class A shares on a pro rata basis. Distributions paid on Class A and Class D shares will be higher than for Class B and Class C shares because distribution fees paid by Class B and Class C shares are higher. (See "Shareholder Services--Automatic Investment of Dividends and Distributions.")


    Taxes. Because the Fund intends to distribute all of its net investment income and net capital gains to shareholders and otherwise continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, it is not expected that the Fund will be required to pay any Federal income tax on such income and capital gains.

    With respect to the Fund's investments in zero coupon and payment-in-kind bonds, the Fund accrues income prior to any actual cash payments by their issuers. In order to continue to comply with Subchapter M of the Internal Revenue Code and remain able to forego payment of Federal income tax on its income and capital gains, the Fund must distribute all of its net investment income, including income accrued from zero coupon and payment-in-kind bonds. As such, the Fund may be required to dispose of some of its portfolio securities under disadvantageous circumstances to generate the cash required for distribution.

    Shareholders will normally have to pay Federal income taxes, and any applicable state and/or local income taxes, on the dividends and distributions they receive from the Fund. Such dividends and distributions, to the extent they are derived from net investment income or net short-term capital gains, are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Any dividends declared in the last calendar quarter of any year to shareholders of record for that period which are paid in the following year prior to February 1 will be deemed received by the shareholder in the prior year. Since the Fund's income is expected to be derived primarily from interest rather than dividends, only a small portion, if any, of such dividends and distributions is expected to be eligible for the Federal dividends received deduction available to corporations.

    Distributions of net long-term capital gains, if any, are taxable to shareholders as long-term capital gains regardless of how long a shareholder has held the Fund's shares and regardless of whether the distribution is received in additional shares or in cash. Capital gains distributions are not eligible for the dividends received deduction. Capital gains may be generated by transactions in options and futures contracts engaged in by the Fund.

    The Fund may at times make payments from sources other than income or net capital gains. Payments from such sources will, in effect, represent a return of a portion of each shareholder's investment. All, or a portion, of such payments will not be taxable to shareholders.

    After the end of the calendar year, shareholders will receive a statement of their dividends and capital gains distributions for tax purposes, including information as to the portion taxable as ordinary income and the portion taxable as capital gains.

    To avoid being subject to a 31% Federal backup withholding tax on taxable dividends, capital gains distributions and the proceeds of redemptions and repurchases, shareholders' taxpayer identification numbers must be furnished and certified as to their accuracy.

    Shareholders should consult their tax advisers regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------


    From time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. These figures are computed separately for Class A, Class B, Class C and Class D shares. Both the yield and the total return of the Fund are based on historical earnings and are not intended to indicate future performance. The yield of each Class of the Fund will be computed by dividing the Class's net investment income over a 30-day period by an average value (using the average number of shares entitled to receive dividends and the maximum offering price per share at the end of the period), all in accordance with applicable regulatory requirements. Such amount will be compounded for six months and then annualized for a twelve-month period to derive the Fund's yield for each Class.



    The "average annual total return" of the Fund refers to a figure reflecting the average annualized percentage increase (or decrease) in the value of an initial investment in a Class of the Fund of $1,000 over periods of one, five and ten years. Average annual total return reflects all income earned by the Fund, any appreciation or depreciation of the Fund's assets, all expenses incurred by the applicable Class and all sales charges incurred by shareholders, for the stated periods. It also assumes reinvestment of all dividends and distributions paid by the Fund.



    In addition to the foregoing, the Fund may advertise its total return for each Class over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations may or may not reflect the deduction of any sales charge which, if reflected, would reduce the performance quoted. The Fund may advertise the growth of hypothetical investments of $10,000, $50,000 or $100,000 in each Class of shares of the Fund. The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations, such as mutual fund performance rankings of Lipper Analytical Services, Inc.

    Prior to July 28, 1997 the Fund offered only one Class of shares. Because the distribution arrangement for Class A most closely resembles the distribution arrangement applicable prior to the implementation of multiple classes, historical performance information may be restated to reflect the current maximum sales charge applicable to Class A. In addition, because all shares of the Fund held prior to July 28, 1997 have been designated Class D shares, the Fund's historical performance may also be restated to reflect the absence of any sales charge in the case of Class D shares.


ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


    Voting Rights. All shares of the Fund are of common stock of $0.01 par value and are equal as to earnings, assets and voting privileges except that each Class will have exclusive voting privileges with respect to matters relating to distribution expenses borne solely by such Class or any other matter in which the interests of one Class differ from the interests of any other Class. In addition, Class B shareholders will have the right to vote on any proposed material increase in Class A's expenses, if such proposal is submitted separately to Class A shareholders. Also, as discussed herein, Class A, Class B and Class C bear the expenses related to the distribution of their respective shares.


    Under ordinary circumstances, the Fund is not required, nor does it intend, to hold Annual Meetings of Stockholders. The Directors may call Special Meetings of Stockholders for action by stockholder vote as may be required by the Act or the Fund's By-Laws.

    Code of Ethics. Directors, officers and employees of InterCapital, Dean Witter Services Company Inc. and the Distributor are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Dean Witter Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures and options transactions and profiting on short-term trading (that is, a purchase within 60 days of a sale or a sale within 60 days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within 30 days before or after any transaction in any Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.


    Master/feeder Conversion. The Fund reserves the right to seek to achieve its investment objectives by investing all of its investable assets in a diversified, open-end management investment company having the same investment objectives and policies and substantially the same investment restrictions as those applicable to the Fund.


    Shareholder Inquiries. All inquiries regarding the Fund should be directed to the Fund at the telephone numbers or address set forth on the front cover of this Prospectus.

APPENDIX -- RATINGS OF INVESTMENTS
--------------------------------------------------------------------------------

MOODY'S INVESTORS SERVICE INC. ("MOODY'S")

                                  BOND RATINGS



Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa        Bonds which are rated Baa are considered as medium grade obligations;
           i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

           Bonds rated Aaa, Aa, A and Baa are considered investment grade bonds.

Ba         Bonds which are rated Ba are judged to have speculative elements;
           their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds which are rated B generally lack characteristics of desirable investments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

        Conditional Rating: Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
    (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

        Rating Refinements: Moody's may apply numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate and municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                            COMMERCIAL PAPER RATINGS

        Moody's Commercial Paper ratings are opinions of the ability to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Prime-2, Prime-3.

        Issuers rated Prime-1 have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 have a strong capacity for repayment of short-term promissory obligations; and Issuers rated Prime-3 have an acceptable capacity for repayment of short-term promissory obligations. Issuers rated Not Prime do not fall within any of the Prime rating categories.

    STANDARD & POOR'S CORPORATION ("STANDARD & POOR'S")

                                  BOND RATINGS

        A Standard & Poor's bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

        The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. The ratings are based, in varying degrees, on the following considerations: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

        Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other reasons.



    AAA Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

    AA Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.

A Debt rated A has a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

BBB Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher-rated categories.

           Bonds rated AAA, AA, A and BBB are considered investment grade bonds.

BB Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payment.

B Debt rated B has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

CCC Debt rated CCC has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

CC The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

C The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating.

CI The rating CI is reserved for income bonds on which no interest is being paid.

NR Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

           Bonds rated BB, B, CCC, CC and C are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

           Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

           In the case of municipal bonds, the foregoing ratings are sometimes followed by a "p" which indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood or risk of default upon failure of such completion.

                            COMMERCIAL PAPER RATINGS

        Standard and Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. The commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based upon current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information. Ratings are graded into group categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Ratings are applicable to both taxable and tax-exempt commercial paper. The categories are as follows:

        Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety.



    A-1 indicates that the degree of safety regarding timely payment is very strong.

    A-2 indicates capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1".

    A-3 indicates a satisfactory capacity for timely payment. Obligations carrying this designation are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Dean Witter
High Yield Securities Inc.
Two World Trade Center
New York, New York 10048

BOARD OF DIRECTORS
Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell                           DEAN WITTER
John L. Schroeder                           HIGH YIELD
                                            SECURITIES
OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive
Officer

Barry Fink
Vice President, Secretary and
General Counsel

Peter M. Avelar
Vice President

Thomas F. Caloia
Treasurer

CUSTODIAN
The Bank of New York
90 Washington Street
New York, New York 10286

TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
Dean Witter Trust Company
Harborside Financial Center
Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.

                                                     PROSPECTUS -- JULY 28, 1997

DEAN WITTER HIGH YIELD SECURITIES INC.
TWO WORLD TRADE CENTER, NEW YORK, NEW YORK 10048
LETTER TO THE SHAREHOLDERS AUGUST 31, 1996

DEAR SHAREHOLDER:

The fixed-income markets rebounded sharply during the second half of 1995, as economic growth slowed and inflation fears subsided. This trend reversed itself in the first half of 1996, as signs of an economic recovery caused the U.S. Treasury market to retreat. The high-yield market, which performed nicely during 1995's market rally, held up relatively well during the first eight months of 1996, even as interest rates moved up sharply. While signs of an economic recovery have led to a sharp increase in interest rates, this recovery also bodes well for the future prospects of many corporate issuers in the high-yield marketplace and helps erase some of the recession fears that plagued the high-yield market in late 1995.

Against this backdrop, Dean Witter High Yield Securities Inc. produced a total return of 11.07 percent for the twelve-month period ended August 31, 1996. Over the past twelve months, the Fund continued to distribute regular income dividends at a rate of $0.055 per share per month. For the full fiscal year, the Fund's distributions totaled $0.767 per share, including an extra income dividend of $0.107 per share paid on December 29, 1995. On August 31, 1996, the Fund's net assets exceeded $460 million. The accompanying chart illustrates the growth of a $10,000 investment in the Fund for the ten-year period ended August 31, 1996 versus the performance of the Lehman Brothers Mutual Fund Corporate/High Yield Index. (The Fund commenced operations on September 26, 1979.)

INVESTMENT STRATEGY

The Fund's investment strategy remained essentially unchanged over the past year, with a continued emphasis on discontinued B-rated issues. In today's market, many of these issues can be purchased below par providing significant future appreciation potential and an attractive yield versus comparable Treasuries (in the 11 percent to 12 percent range). In light of the rebounding economy, we feel quite comfortable

DEAN WITTER HIGH YIELD SECURITIES INC.
LETTER TO THE SHAREHOLDERS AUGUST 31, 1996, CONTINUED

with the earnings outlook for most of our B-rated issuers. Recognizing that the economy may slow somewhat during the remainder of 1996, we have tried to limit the portfolio's volatility by
focusing primarily on growth type,              [GRAPHIC]
recession resistant industry sectors
such as cable, media, foods and
beverages and telecommunications.

MARKET OUTLOOK

Given our outlook for continued, albeit
moderate economic growth, we find that
many of today's B-rated issues offer
excellent long-term return potential.
Over the near term, there could be
continued volatility in the financial
markets as investors assess the
economy's strength, possible Federal
Reserve Board actions and the upcoming
Presidential election. However, despite
any potential short-term weakness, we
consider today's high-yield market to
be an attractive long-term opportunity
for investors.

We appreciate your support of Dean
Witter High Yield Securities Inc. and
look forward to continuing to serve
your investment needs and objectives.

Very truly yours,

/s/ Charles A. Fiumefreddo

CHARLES A. FIUMEFREDDO
CHAIRMAN OF THE BOARD

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             CORPORATE BONDS (87.6%)
             AEROSPACE (1.6%)
 $   9,000   Sabreliner Corp. (Series B).................    12.50   %    04/15/03  $     7,515,000
                                                                                    ---------------
             AUTOMOTIVE (3.5%)
     4,000   APS, Inc....................................    11.875       01/15/06        4,260,000
     7,700   Envirotest Systems, Inc.....................     9.125       03/15/01        6,930,000
     6,018   Envirotest Systems, Inc.....................     9.625       04/01/03        4,694,040
                                                                                    ---------------
                                                                                         15,884,040
                                                                                    ---------------
             BROADCAST MEDIA (2.9%)
     4,000   Adams Outdoor Advertising...................    10.75        03/15/06        4,090,000
     4,000   Paxson Communications Corp..................    11.625       10/01/02        4,190,000
     5,000   Spanish Broadcasting System, Inc............     7.50        06/15/02        5,150,000
                                                                                    ---------------
                                                                                         13,430,000
                                                                                    ---------------
             BUSINESS SERVICES (4.1%)
     4,072   Anacomp, Inc................................    13.00+       06/04/02        4,010,920
     2,000   Pierce Leahy Corp. - 144A*..................    11.125       07/15/06        2,085,000
    12,000   Xerox Corp..................................    15.00        06/10/97       12,788,280
                                                                                    ---------------
                                                                                         18,884,200
                                                                                    ---------------
             CABLE & TELECOMMUNICATIONS (13.0%)
     9,180   Adelphia Communications Corp. (Series B)....     9.50+       02/15/04        7,561,987
     5,000   American Communications Services, Inc.......    12.75++      04/01/06        2,600,000
    12,000   AT&T Capital Corp...........................    15.00        05/05/97       12,680,640
     5,000   Charter Communication South East L.P.
             (Series B)..................................    11.25        03/15/06        4,975,000
     5,373   Falcon Holdings Group L.P. (Series B).......    11.00+       09/15/03        4,875,624
     5,000   Hyperion Communication - 144A*..............    13.00++      04/15/03        2,775,000
    28,500   In-Flight Phone Corp. (Series B)............    14.00++      05/15/02       10,687,500
     4,000   IXC Communications Inc. (Series B)..........    12.50        10/01/05        4,120,000
     5,050   Peoples Telephone Co., Inc..................    12.25        07/15/02        5,087,875
     4,000   Rifkin Acquisition Partners L.P.............    11.125       01/15/06        4,015,000
                                                                                    ---------------
                                                                                         59,378,626
                                                                                    ---------------
             COMPUTER EQUIPMENT (3.9%)
     4,000   Advanced Micro Devices......................    11.00        08/01/03        4,070,000
     5,000   Unisys Corp.................................    15.00        07/01/97        5,300,000
     7,900   Unisys Corp. (Conv.)........................     8.25        03/15/06        8,770,738
                                                                                    ---------------
                                                                                         18,140,738
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             CONSUMER PRODUCTS (1.2%)
 $   5,500   J.B Williams Holdings, Inc..................    12.00   %    03/01/04  $     5,527,500
                                                                                    ---------------
             CONTAINERS (3.3%)
     8,000   Ivex Holdings Corp. (Series B)..............    13.25++      03/15/05        5,040,000
     5,000   Mail-Well Corp..............................    10.50        02/15/04        4,900,000
     5,000   Packaging Resources Inc. - 144A*............    11.625       05/01/03        5,075,000
                                                                                    ---------------
                                                                                         15,015,000
                                                                                    ---------------
             ELECTRICAL & ALARM SYSTEMS (2.0%)
    11,000   Mosler, Inc.................................    11.00        04/15/03        9,295,000
                                                                                    ---------------
             ENTERTAINMENT/GAMING & LODGING (8.5%)
     4,000   AMF Group Inc. - 144A*......................    10.875       03/15/06        4,000,000
     9,000   Fitzgeralds Gaming Corp. (Units)+++.........    13.00        12/31/02        6,750,000
     5,000   Lady Luck Gaming Finance Corp...............    11.875       03/01/01        4,925,000
     8,000   Motels of America, Inc. (Series B)..........    12.00        04/15/04        7,200,000
     4,000   Players International, Inc..................    10.875       04/15/05        3,940,000
     4,000   Plitt Theaters, Inc. (Canada)...............    10.875       06/15/04        4,040,000
    41,950   Spectravision, Inc. (a).....................    11.65        12/01/02        4,213,778
     4,000   Station Casinos, Inc........................     9.625       06/01/03        3,820,000
                                                                                    ---------------
                                                                                         38,888,778
                                                                                    ---------------
             FOODS & BEVERAGES (8.1%)
    21,271   Envirodyne Industries, Inc..................    10.25        12/01/01       18,931,190
    42,650   Specialty Foods Acquisition Corp. (Series
             B)..........................................    13.00++      08/15/05       18,339,550
                                                                                    ---------------
                                                                                         37,270,740
                                                                                    ---------------
             HEALTHCARE (1.4%)
     8,250   Unilab Corp.................................    11.00        04/01/06        6,517,500
                                                                                    ---------------
             MANUFACTURING (5.5%)
     4,150   Alpine Group, Inc...........................    12.25        07/15/03        4,305,625
     5,000   Berry Plastics Corp.........................    12.25        04/15/04        5,350,000
     4,000   Exide Electronics Group, Inc. (Series B)....    11.50        03/15/06        4,040,000
     5,000   International Wire Group, Inc...............    11.75        06/01/05        5,118,750
     7,000   Uniroyal Technology Corp....................    11.75        06/01/03        6,650,000
                                                                                    ---------------
                                                                                         25,464,375
                                                                                    ---------------
             MANUFACTURING - DIVERSIFIED (6.5%)
     4,000   Foamex L.P..................................    11.875       10/01/04        4,200,000
     5,000   Interlake Corp..............................    12.125       03/01/02        5,112,500
     5,000   J.B. Poindexter & Co., Inc..................    12.50        05/15/04        4,775,000
     6,030   Jordan Industries, Inc......................    10.375       08/01/03        5,834,025
    13,420   Jordan Industries, Inc......................    11.75++      08/01/05        9,930,800
     5,000   Starcraft Industrial Corp. (a)..............    16.50        01/15/98        --
                                                                                    ---------------
                                                                                         29,852,325
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             OIL & GAS (1.0%)
 $   5,500   Empire Gas Corp.............................     7.00   %    07/15/04  $     4,785,000
                                                                                    ---------------
             PUBLISHING (4.4%)
     8,000   Affiliated Newspapers Investments, Inc......    13.25++      07/01/06        5,920,000
     4,000   American Media Operations, Inc..............    11.625       11/15/04        4,160,000
    10,600   United States Banknote Corp.................    10.375       06/01/02       10,070,000
                                                                                    ---------------
                                                                                         20,150,000
                                                                                    ---------------
             RESTAURANTS (8.3%)
    26,057   American Restaurant Group Holdings, Inc.....    14.00++      12/15/05        9,575,948
     5,000   Boston Chicken Inc. (Conv.).................     4.50        02/01/04        6,350,000
     4,000   Carrols Corp................................    11.50        08/15/03        4,140,000
    27,500   Flagstar Corp...............................    11.25        11/01/04       18,081,250
                                                                                    ---------------
                                                                                         38,147,198
                                                                                    ---------------
             RETAIL (2.3%)
     4,997   Cort Furniture Rental Corp..................    12.00        09/01/00        5,196,880
    10,450   County Seat Stores Co.......................    12.00        10/01/02        5,538,500
                                                                                    ---------------
                                                                                         10,735,380
                                                                                    ---------------
             RETAIL - FOOD CHAINS (2.8%)
     4,000   Jitney-Jungle Stores........................    12.00        03/01/06        4,170,000
     4,000   Pathmark Stores, Inc........................     9.625       05/01/03        3,790,000
     5,000   Ralphs Grocery Co...........................    11.00        06/15/05        4,862,500
                                                                                    ---------------
                                                                                         12,822,500
                                                                                    ---------------
             TEXTILES (3.3%)
     1,638   Farley Inc. (Conv.).........................     0.00        01/01/12          173,988
    14,219   JPS Textile Group, Inc......................    10.85        06/01/99        8,815,780
     7,950   U.S. Leather, Inc...........................    10.25        07/31/03        6,399,750
                                                                                    ---------------
                                                                                         15,389,518
                                                                                    ---------------
             TOTAL CORPORATE BONDS
             (IDENTIFIED COST $459,074,347).......................................      403,093,418
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 NUMBER OF
  SHARES                                                                                    VALUE
------------------------------------------------------------------------------------------------------
             COMMON STOCKS (b) (4.4%)
             AUTOMOTIVE (0.0%)
       709   Northern Holdings Industrial Corp. (Restricted) (c).....................  $     --
                                                                                       ---------------
             COMPUTER EQUIPMENT (0.1%)
   477,769   Memorex Telex NV (ADR) (Netherlands) (c)................................          582,281
                                                                                       ---------------
             ENTERTAINMENT/GAMING & LODGING (0.1%)
     7,500   Motels of America, Inc. - 144A*.........................................          525,000
   781,421   Vagabond Inns, Inc. (Class D) (a).......................................        --
                                                                                       ---------------
                                                                                               525,000
                                                                                       ---------------
             FOODS & BEVERAGES (1.0%)
   489,055   Seven-Up/RC Bottling Co. Southern California, Inc. (c)..................        4,156,969
   273,750   Specialty Foods Acquisition Corp. - 144A*...............................          410,625
                                                                                       ---------------
                                                                                             4,567,594
                                                                                       ---------------
             MANUFACTURING - DIVERSIFIED (3.0%)
   671,263   Thermadyne Holdings Corp. (c)...........................................       14,013,516
                                                                                       ---------------
             PUBLISHING (0.1%)
    15,000   Affiliated Newspapers Investments, Inc. (Class B).......................          525,000
                                                                                       ---------------
             RESTAURANTS (0.1%)
    26,057   American Restaurant Group Holdings, Inc. - 144A*........................          260,570
                                                                                       ---------------
             TEXTILES (0.0%)
    12,000   JPS Textile Group, Inc. (Class A).......................................        --
                                                                                       ---------------
             TOTAL COMMON STOCKS
             (IDENTIFIED COST $85,779,555)...........................................       20,473,961
                                                                                       ---------------
             PREFERRED STOCKS (b) (0.4%)
             ENTERTAINMENT/GAMING & LODGING (0.4%)
    80,000   Fitzgeralds Gaming Corp. (Units)+++.....................................        1,620,000
                                                                                       ---------------
             OIL & GAS PRODUCTS (0.0%)
   113,955   TGX Corp. (Series A) (c)................................................            1,139
                                                                                       ---------------
             TOTAL PREFERRED STOCKS
             (IDENTIFIED COST $2,830,000)............................................        1,621,139
                                                                                       ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 NUMBER OF                                                              EXPIRATION
 WARRANTS                                                                  DATE           VALUE
----------------------------------------------------------------------------------------------------
             WARRANTS (b) (0.2%)
             AEROSPACE (0.0%)
     9,000   Sabreliner Corp. - 144A*.................................     04/15/03  $        90,000
                                                                                     ---------------
             CABLE & TELECOMMUNICATIONS (0.1%)
     5,000   Hyperion Communication - 144A*...........................     04/01/01           50,000
    27,600   In-Flight Phone Corp. - 144A*............................     08/31/02          276,281
                                                                                     ---------------
                                                                                             326,281
                                                                                     ---------------
             CONTAINERS (0.0%)
    10,000   Crown Packaging Holdings, Ltd. (Canada) - 144A*..........     11/01/03        --
                                                                                     ---------------
             ENTERTAINMENT/GAMING & LODGING (0.0%)
     5,000   Boomtown, Inc. - 144A*...................................     11/01/98        --
    13,052   Casino America, Inc......................................     11/15/96        --
     8,312   Fitzgeralds Gaming Corp..................................     12/19/98           37,407
     3,500   Fitzgeralds South Inc. - 144A*...........................     03/15/99        --
                                                                                     ---------------
                                                                                              37,407
                                                                                     ---------------
             MANUFACTURING (0.1%)
     4,000   Exide Electronics Group, Inc. - 144A*....................     03/15/06           80,000
    70,000   Uniroyal Technology Corp.................................     06/01/03           96,250
                                                                                     ---------------
                                                                                             176,250
                                                                                     ---------------
             OIL & GAS (0.0%)
    15,180   Empire Gas Corp..........................................     07/15/04          151,800
                                                                                     ---------------
             RETAIL (0.0%)
    10,000   County Seat Holdings Co..................................     10/15/98          100,000
                                                                                     ---------------
             TOTAL WARRANTS
             (IDENTIFIED COST $2,992,791)..........................................          881,738
                                                                                     ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             SHORT-TERM INVESTMENTS (5.2%)
             U.S. GOVERNMENT AGENCIES (d) (5.0%)
 $  12,900   Federal Home Loan Banks.....................     5.16   %    09/03/96  $    12,896,302
    10,000   Federal National Mortgage Assoc.............     5.20        09/06/96        9,992,778
                                                                                    ---------------
             TOTAL U.S. GOVERNMENT AGENCIES
             (AMORTIZED COST $22,889,080).........................................       22,889,080
                                                                                    ---------------
             REPURCHASE AGREEMENT (0.2%)
       999   The Bank of New York (dated 08/30/96;
             proceeds $999,231; collateralized by
             $1,134,189 Federal National Mortgage Assoc.
             6.50% due 03/25/23 valued at $1,018,635)
             (Identified Cost $998,662)..................     5.125       09/03/96          998,662
                                                                                    ---------------
             TOTAL SHORT-TERM INVESTMENTS
             (IDENTIFIED COST $23,887,742)........................................       23,887,742
                                                                                    ---------------
             TOTAL INVESTMENTS
             (IDENTIFIED COST $574,564,435) (E)...........                  97.8%       449,957,998
             OTHER ASSETS IN EXCESS OF LIABILITIES........                   2.2         10,244,841
                                                                           -----       ------------
             NET ASSETS...................................                 100.0%      $460,202,839
                                                                           -----       ------------
                                                                           -----       ------------

---------------------
ADR  American Depository Receipt.
 *   Resale is restricted to qualified institutional investors.
+++ Consists of one or more class of securities traded together as a unit; generally bonds with attached stocks/warrants.
 +   Payment-in-kind security.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
(a)  Non-income producing security; issuer in bankruptcy.
(b)  Non-income producing securities.
(c)  Acquired through exchange offer.
(d) Securities were purchased on a discount basis. The interest rates shown have been adjusted to reflect a money market equivalent yield.
(e) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation was $16,754,848 and the aggregate gross unrealized depreciation was $141,361,285, resulting in net unrealized depreciation of $124,606,437.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
AUGUST 31, 1996

ASSETS:
Investments in securities, at value
  (identified cost $574,564,435)............................  $  449,957,998
Receivable for:
    Interest................................................      11,041,222
    Capital stock sold......................................         609,887
Prepaid expenses and other assets...........................          30,020
                                                              --------------
     TOTAL ASSETS...........................................     461,639,127
                                                              --------------
LIABILITIES:
Payable for:
    Dividends to shareholders...............................         926,442
    Investment management fee...............................         194,706
    Capital stock repurchased...............................         145,004
Accrued expenses and other payables.........................         170,136
                                                              --------------
     TOTAL LIABILITIES......................................       1,436,288
                                                              --------------
NET ASSETS:
Paid-in-capital.............................................   1,528,089,659
Net unrealized depreciation.................................    (124,606,437)
Accumulated undistributed net investment income.............      10,337,288
Accumulated net realized loss...............................    (953,617,671)
                                                              --------------
     NET ASSETS.............................................  $  460,202,839
                                                              --------------
                                                              --------------
NET ASSET VALUE PER SHARE,
  68,542,004 SHARES OUTSTANDING (400,000,000 SHARES
  AUTHORIZED OF $.01 PAR VALUE).............................
                                                                       $6.71
                                                              --------------
                                                              --------------
MAXIMUM OFFERING PRICE PER SHARE,
  (NET ASSET VALUE PLUS 5.82% OF NET ASSET VALUE)*..........
                                                                       $7.10
                                                              --------------
                                                              --------------

---------------------
 *   On sales of $25,000 or more, the offering price is reduced.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 1996

NET INVESTMENT INCOME:
INTEREST INCOME.............................................  $ 58,749,969
                                                              ------------
EXPENSES
Investment management fee...................................     2,271,578
Transfer agent fees and expenses............................       539,994
Custodian fees..............................................        59,401
Shareholder reports and notices.............................        57,480
Professional fees...........................................        35,218
Registration fees...........................................        34,963
Directors' fees and expenses................................        16,072
Other.......................................................        13,132
                                                              ------------
     TOTAL EXPENSES.........................................     3,027,838
                                                              ------------
     NET INVESTMENT INCOME..................................    55,722,131
                                                              ------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss...........................................   (17,329,860)
Net change in unrealized depreciation.......................     9,730,771
                                                              ------------
     NET LOSS...............................................    (7,599,089)
                                                              ------------
NET INCREASE................................................  $ 48,123,042
                                                              ------------
                                                              ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                               FOR THE YEAR      FOR THE YEAR
                                                                   ENDED             ENDED
                                                              AUGUST 31, 1996   AUGUST 31, 1995
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income.......................................   $   55,722,131    $   54,062,648
Net realized loss...........................................      (17,329,860)      (20,016,987)
Net change in unrealized depreciation.......................        9,730,771        15,205,812
                                                              ---------------   ---------------
     NET INCREASE...........................................       48,123,042        49,251,473
Dividends from net investment income........................      (51,517,938)      (54,031,376)
Net increase (decrease) from capital stock transactions.....        8,152,392       (17,637,501)
                                                              ---------------   ---------------
     TOTAL INCREASE (DECREASE)..............................        4,757,496       (22,417,404)
NET ASSETS:
Beginning of period.........................................      455,445,343       477,862,747
                                                              ---------------   ---------------
     END OF PERIOD
    (INCLUDING UNDISTRIBUTED NET INVESTMENT INCOME OF
    $10,337,288 AND $6,133,095, RESPECTIVELY)...............   $  460,202,839    $  455,445,343
                                                              ---------------   ---------------
                                                              ---------------   ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Yield Securities Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund was incorporated in Maryland on June 14, 1979.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- (1) an equity security listed or traded on the New York or American Stock Exchange is valued at its latest sale price on that exchange prior to the time when assets are valued; if there were no sales that day, the security is valued at the latest bid price; (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation; (3) when market quotations are not readily available, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Directors (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Directors. The pricing service utilizes a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

by the identified cost method. Dividend income and other distributions are recorded on the ex-dividend date. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement with Dean Witter InterCapital Inc. (the "Investment Manager"), the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $2 billion; 0.325% to the portion of daily net assets exceeding $2 billion but not exceeding $3 billion; and 0.30% to the portion of daily net assets exceeding $3 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended August 31, 1996, aggregated $393,514,207 and $415,856,430, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At August 31, 1996, the Fund had transfer agent fees and expenses payable of approximately $57,000.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Directors of the Fund who will have served as independent Directors/Trustees for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the year ended August 31, 1996 included in Directors' fees and expenses in the Statement of Operations amounted to $1,274. At August 31, 1996, the Fund had an accrued pension liability of $49,856 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the year ended August 31, 1996, it received approximately $1,595,000 in commissions from the sale of shares of the Fund's capital stock. Such commissions are deducted from the proceeds of the capital stock shares and are not an expense of the Fund.

4. CAPITAL STOCK

Transactions in capital stock were as follows:

                                                                           FOR THE YEAR                  FOR THE YEAR
                                                                              ENDED                         ENDED
                                                                         AUGUST 31, 1996               AUGUST 31, 1995
                                                                   ----------------------------   --------------------------
                                                                     SHARES          AMOUNT         SHARES         AMOUNT
                                                                   -----------   --------------   -----------   ------------
Sold.............................................................    7,479,221   $   50,396,628     4,185,702   $ 27,764,909
Reinvestment of dividends........................................    3,993,442       26,742,126     4,187,296     27,351,637
                                                                   -----------   --------------   -----------   ------------
                                                                    11,472,663       77,138,754     8,372,998     55,116,546
Repurchased......................................................  (10,236,571)     (68,986,362)  (10,983,714)   (72,754,047)
                                                                   -----------   --------------   -----------   ------------
Net increase (decrease)..........................................    1,236,092   $    8,152,392    (2,610,716)  $(17,637,501)
                                                                   -----------   --------------   -----------   ------------
                                                                   -----------   --------------   -----------   ------------

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

5. FEDERAL INCOME TAX STATUS

At August 31, 1996, the Fund had an approximate net capital loss carryover, to offset future capital gains to the extent provided by regulations, which is available through August 31 in the following years:

                                                   AMOUNTS IN THOUSANDS
---------------------------------------------------------------------------------------------------------------------------
   1997         1998          1999           2000          2001          2002          2003         2004          TOTAL
-----------  -----------  -------------  -------------  -----------  -------------  -----------  -----------  -------------
$    94,246  $    82,210  $     292,752  $     182,732  $    45,208  $     166,406  $    50,598  $    23,294  $     937,446
-----------  -----------  -------------  -------------  -----------  -------------  -----------  -----------  -------------
-----------  -----------  -------------  -------------  -----------  -------------  -----------  -----------  -------------

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $13,146,000 during fiscal 1996.

At August 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses, capital loss deferrals on wash sales and dividend payable and permanent book/tax differences primarily attributable to an expired capital loss carryover. To reflect reclassifications arising from permanent book/tax differences for the year ended August 31, 1996, paid-in-capital was charged and accumulated net realized loss was credited $37,795,049.

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of capital stock outstanding throughout each period:

                                                            FOR THE YEAR ENDED AUGUST 31
                  -----------------------------------------------------------------------------------------------------------------
                     1996       1995       1994        1993       1992       1991        1990       1989        1988        1987
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE
OPERATING PERFORMANCE:

Net asset value,
 beginning of
 period.......... $     6.77  $    6.83  $    7.58  $     7.23  $   5.92   $    6.78  $    10.40  $   11.99  $    13.72  $    14.16
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

Net investment
 income..........       0.83       0.80       0.79        0.89      0.95        0.94        1.48       1.67        1.84        1.82
Net realized and
 unrealized gain
 (loss)..........      (0.12)     (0.06)     (0.68)       0.54      1.04       (0.86)      (3.78)     (1.48)      (1.77)      (0.46)
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

Total from
 investment
 operations......       0.71       0.74       0.11        1.43      1.99        0.08       (2.30)      0.19        0.07        1.36
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

Less dividends
 and
 distributions
 from:
   Net investment
   income........      (0.77)     (0.80)     (0.86)      (1.08)    (0.68)      (0.94)      (1.32)     (1.75)      (1.80)      (1.80)
   Paid-in-capital...     --     --         --          --         --         --          --          (0.03)     --          --
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

Total dividends
 and
 distributions...      (0.77)     (0.80)     (0.86)      (1.08)    (0.68)      (0.94)      (1.32)     (1.78)      (1.80)      (1.80)
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

Net asset value,
 end of period... $     6.71  $    6.77  $    6.83  $     7.58  $   7.23   $    5.92  $     6.78  $   10.40  $    11.99  $    13.72
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------
                  ----------  ---------  ---------  ----------  ---------  ---------  ----------  ---------  ----------  ----------

TOTAL INVESTMENT
RETURN+..........      11.07%     11.98%      0.93%      22.29%    35.46%       4.67%     (23.28)%      1.39%       0.97%     10.07%

RATIOS TO
AVERAGE NET
ASSETS:
Expenses.........       0.66%      0.79%      0.69%       0.67%     0.77%       0.87%       0.60%      0.49%       0.49%       0.51%

Net investment
 income..........      12.27%     12.06%     10.40%      12.14%    13.96%      16.47%      17.67%     14.61%      14.79%      12.83%

SUPPLEMENTAL DATA:
Net assets, end
 of period, in
 millions........       $460       $455       $478        $540       $512       $436        $690     $1,794      $2,140      $2,034

Portfolio
 turnover rate...         49%        74%       127%        173%      113%         93%         21%        55%        107%        176%

---------------------
+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF DEAN WITTER HIGH YIELD SECURITIES INC.

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter High Yield Securities Inc. (the "Fund") at August 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
1177 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036
OCTOBER 11, 1996

DEAN WITTER HIGH YIELD SECURITIES INC.   Two World Trade Center, New York, New
York 10048
LETTER TO THE SHAREHOLDERS February 28, 1997

DEAR SHAREHOLDER:

Continuing its strong performance of the first half of 1996, the high-yield market posted solid returns during the past six months and outperformed most of the other fixed-income markets. With the economy rebounding and with corporate earnings holding up well, the market was able to offset what was a relatively weak fixed-income environment.

A year ago, investors were anticipating a recession due to concern over a then-weakening economy. U.S. Treasury yields were lower than today's levels, while yields in the high-yield market were higher. As the year played out, we saw the economy bounce back, corporate earnings hold up, the equity markets reach all time highs and recession fears ease. The result was a somewhat volatile U.S. Treasury market, while the high-yield market held up well given the stronger-than-expected economy. Although yield spreads narrowed during the year, many B-rated issues still provide an attractive yield advantage over U.S. Treasuries (nearly 400 basis points) and trade at or below par.

As Dean Witter High Yield Securities begins the second half of its fiscal year, we note that a correction is underway across most of the financial markets, including the high-yield bond sector. On the heels of a credit tightening by the Federal Reserve Board in late March, considerable nervousness was evident in both the equity and fixed-income markets. Speculation as to the timing and impact of any further increases in interest rates has created uncertainty on the part of many investors. The high-yield market has felt this weakness as well, as investors discount a future potential slowing in the economy resulting from today's higher interest rates.

PERFORMANCE AND PORTFOLIO STRATEGY

Against this backdrop, Dean Witter High Yield Securities produced a total return of 6.92 percent for the six-month period ended February 28, 1997, based on its net asset value (NAV) of $6.66 per share. This compares to a return of 8.74 percent for the Lehman High Yield Index and a return of

DEAN WITTER HIGH YIELD SECURITIES INC.
LETTER TO THE SHAREHOLDERS, continued

8.76 percent for the Lipper High Yield Fund Index during the same period. Over the past six months, the Fund continued to distribute regular income dividends at a rate of $0.055 per share per month. For the full six-month period, the Fund's distributions totaled $0.50 per share, including an extra income dividend of $0.17 per share paid on December 31, 1996. On February 28, 1997, the Fund's net assets exceeded $472 million.

As the economy continued to expand over the past few years, we have tended to concentrate on B-rated issues. In a growing economy, one can find undervalued, "upgrade" candidates in this sector of the market that provide attractive yields as well as appreciation potential. As such, we continue to feel that many of these issues are very attractive long-term investments. However, given a potentially slowing economy down the road, we have begun to take some defensive steps in the portfolio. Over the past six to nine months, we have upgraded the portfolio by increasing our allocation to the higher-quality end of the market (BB-rated issues or higher) from 10 percent to 25 percent. We also sold many of our heavy cyclical positions and are now focused mainly on the more predictable recession-resistant or growth sectors of the economy. In certain of these sectors, such as media and telecommunications, we expect to see continued consolidation, which should bode well for most industry participants.

LOOKING AHEAD

Overall, we continue our focus on discounted B-rated investments yielding 10 percent or higher. However, while we are not expecting a recession in 1997, we have begun to take a more defensive approach in case of any further economic slowing down the road.

We thank you for your continued support of Dean Witter High Yield Securities and look forward to continuing to serve your investment needs.

Very truly yours,

/s/ Charles A. Fiumefreddo


CHARLES A. FIUMEFREDDO
Chairman of the Board

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited)

 PRINCIPAL
 AMOUNT IN                                                                     COUPON   MATURITY
 THOUSANDS                                                                      RATE      DATE         VALUE
----------------------------------------------------------------------------------------------------------------
            CORPORATE BONDS (92.5%)
            Aerospace (1.6%)
   $ 8,000  Sabreliner Corp. (Series B) .....................................  12.50 %  04/15/03    $ 7,760,000
                                                                                                  --------------
            Automotive (4.5%)
     4,000  APS, Inc.  ......................................................  11.875   01/15/06      4,280,000
     6,800  Envirotest Systems, Inc.  .......................................   9.125   03/15/01      6,417,500
    10,000  Toyota Motor Credit Corp.  ......................................  15.00    09/26/97     10,505,500
                                                                                                  --------------
                                                                                                     21,203,000
                                                                                                  --------------
            Broadcast Media (4.0%)
     4,000  Adams Outdoor Advertising L.P. ..................................  10.75    03/15/06      4,300,000
     7,000  Capstar Broadcasting Partners -144A* ............................  12.75 ++ 02/01/09      4,060,000
     4,000  Paxson Communications Corp.  ....................................  11.625   10/01/02      4,290,000
     6,000  Spanish Broadcasting System, Inc.  ..............................   7.50    06/15/02      6,360,000
                                                                                                  --------------
                                                                                                     19,010,000
                                                                                                  --------------
            Business Services (4.6%)
     9,052  Anacomp, Inc.  ..................................................  13.00 +  06/04/02      9,458,863
    12,000  Xerox Credit Corp.  .............................................  15.00    06/10/97     12,292,320
                                                                                                  --------------
                                                                                                     21,751,183
                                                                                                  --------------
            Cable & Telecommunications (15.8%)
     7,116  Adelphia Communications Corp.
              (Series B) ....................................................   9.50 +  02/15/04      6,439,981
     3,500  Adelphia Communications, Inc. -144A* ............................   9.875   03/01/07      3,408,125
     5,000  American Communications Services, Inc.  .........................  13.00 ++ 11/01/05      3,287,500
     5,000  American Communications Services, Inc.  .........................  12.75 ++ 04/01/06      3,087,500
    12,000  AT&T Capital Corp.  .............................................  15.00    05/05/97     12,184,920
     4,000  Cablevision Systems Corp.  ......................................  10.50    05/15/16      4,210,000
     5,000  Charter Communication South East L.P. (Series B) ................  11.25    03/15/06      5,375,000
    10,627  Falcon Holdings Group L.P. (Series B) ...........................  11.00 +  09/15/03      9,617,054
     5,000  Frontiervision, Inc.  ...........................................  11.00    10/15/06      5,225,000
    11,000  Hyperion Telecommunication, Inc. (Series B) .....................  13.00 ++ 04/15/03      6,407,500
    13,400  In-Flight Phone Corp. (Series B)(a) .............................  14.00 ++ 05/15/02      1,005,000
     4,000  IXC Communications, Inc. (Series B) .............................  12.50    10/01/05      4,530,000
     5,050  Peoples Telephone Co., Inc.  ....................................  12.25    07/15/02      5,390,875
     4,000  Rifkin Acquisition Partners L.P.  ...............................  11.125   01/15/06      4,235,000
                                                                                                  --------------
                                                                                                     74,403,455
                                                                                                  --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited) continued

 PRINCIPAL
 AMOUNT IN                                                                     COUPON   MATURITY
 THOUSANDS                                                                      RATE      DATE         VALUE
----------------------------------------------------------------------------------------------------------------
            Computer Equipment (3.1%)
   $ 5,000  Unisys Corp.  ...................................................  15.00 %  07/01/97    $ 5,231,250
     8,000  Unisys Corp. (Conv.) ............................................   8.25    03/15/06      9,620,000
                                                                                                  --------------
                                                                                                     14,851,250
                                                                                                  --------------
            Consumer Products (2.2%)
     5,500  J.B. Williams Holdings, Inc.  ...................................  12.00    03/01/04      5,692,500
     4,500  Renaissance Cosmetics, Inc. -144A* ..............................  11.75    02/15/04      4,640,625
                                                                                                  --------------
                                                                                                     10,333,125
                                                                                                  --------------
            Containers (2.2%)
     5,000  Mail-Well Corp.  ................................................  10.50    02/15/04      5,150,000
     5,000  Packaging Resources, Inc.  ......................................  11.625   05/01/03      5,318,750
                                                                                                  --------------
                                                                                                     10,468,750
                                                                                                  --------------
            Electrical & Alarm Systems (2.2%)
    11,000  Mosler, Inc.  ...................................................  11.00    04/15/03     10,505,000
                                                                                                  --------------
            Entertainment/Gaming & Lodging (9.3%)
     4,000  AMF Group Inc. (Series B) .......................................  10.875   03/15/06      4,365,000
     9,750  Fitzgeralds Gaming Corp. (Units)++  .............................  13.00    12/31/02      8,531,250
     8,000  Lady Luck Gaming Finance Corp.  .................................  11.875   03/01/01      7,870,000
     8,000  Motels of America, Inc. (Series B) ..............................  12.00    04/15/04      6,960,000
     4,000  Players International, Inc.  ....................................  10.875   04/15/05      4,200,000
     4,000  Plitt Theaters, Inc. (Canada) ...................................  10.875   06/15/04      4,100,000
     4,000  Station Casinos, Inc.  ..........................................   9.625   06/01/03      4,060,000
     4,000  Stuart Entertainment, Inc. -144A* ...............................  12.50    11/15/04      4,070,000
                                                                                                  --------------
                                                                                                     44,156,250
                                                                                                  --------------
            Financial (4.4%)
     9,500  General Electric Capital Corp.  .................................  13.50    01/20/98     10,113,795
    10,000  Household Finance Corp.  ........................................  15.00    09/25/97     10,505,400
                                                                                                  --------------
                                                                                                     20,619,195
                                                                                                  --------------
            Foods & Beverages (7.4%)
     9,621  Envirodyne Industries, Inc.  ....................................  10.25    12/01/01      9,621,000
     4,000  Fleming Companies Inc.  .........................................  10.625   12/15/01      4,225,000
     4,000  General Mills, Inc.  ............................................  13.50    01/21/98      4,253,680
    42,650  Specialty Foods Acquisition Corp. (Series B) ....................  13.00 ++ 08/15/05     17,060,000
                                                                                                  --------------
                                                                                                     35,159,680
                                                                                                  --------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited) continued

 PRINCIPAL
 AMOUNT IN                                                                     COUPON   MATURITY
 THOUSANDS                                                                      RATE      DATE         VALUE
----------------------------------------------------------------------------------------------------------------
            Healthcare (2.9%)
   $11,750  Unilab Corp.  ...................................................  11.00 %  04/01/06    $ 8,401,250
     5,000  Unison Healthcare Corp. -144A* ..................................  12.25    11/01/06      5,362,500
                                                                                                  --------------
                                                                                                     13,763,750
                                                                                                  --------------
            Manufacturing (4.3%)
     5,000  Berry Plastics Corp.  ...........................................  12.25    04/15/04      5,556,250
     4,000  Exide Electronics Group, Inc. (Series B) ........................  11.50    03/15/06      4,345,000
     5,000  International Wire Group, Inc.  .................................  11.75    06/01/05      5,425,000
     5,000  Uniroyal Technology Corp.  ......................................  11.75    06/01/03      5,037,500
                                                                                                  --------------
                                                                                                     20,363,750
                                                                                                  --------------
            Manufacturing -Diversified (6.5%)
     4,000  Foamex L.P.  ....................................................  11.875   10/01/04      4,320,000
     5,000  Interlake Corp.  ................................................  12.125   03/01/02      5,250,000
     5,000  J.B. Poindexter & Co., Inc.  ....................................  12.50    05/15/04      5,100,000
     6,030  Jordan Industries, Inc.  ........................................  10.375   08/01/03      6,060,150
    11,420  Jordan Industries, Inc.  ........................................  11.75 ++ 08/01/05      9,906,900
     5,000  Starcraft Industrial Corp. (a)  .................................  16.50    01/15/98         --
                                                                                                  --------------
                                                                                                     30,637,050
                                                                                                  --------------
            Oil & Gas (2.1%)
     4,000  Petro Stopping Centers L.P. -144A* ..............................  10.50    02/01/07      4,220,000
     5,000  TransTexas Gas Corp.  ...........................................  11.50    06/15/02      5,562,500
                                                                                                  --------------
                                                                                                      9,782,500
                                                                                                  --------------
            Publishing (4.2%)
     5,000  Affiliated Newspapers Investments, Inc.  ........................  13.25 ++ 07/01/06      4,250,000
     4,000  American Media Operations, Inc.  ................................  11.625   11/15/04      4,350,000
     3,000  MDC Communications Corp.  .......................................  10.50    12/01/06      3,172,500
     3,000  Petersen Publishing, Inc. -144A* ................................  11.125   11/15/06      3,262,500
     5,000  United States Banknote Corp.  ...................................  10.375   06/01/02      5,018,750
                                                                                                  --------------
                                                                                                     20,053,750
                                                                                                  --------------
            Restaurants (4.9%)
    25,072  American Restaurant Group Holdings, Inc.  .......................  14.00 ++ 12/15/05     11,470,440
     3,000  Ameriking, Inc.  ................................................  10.75    12/01/06      3,127,500
     4,000  Carrols Corp.  ..................................................  11.50    08/15/03      4,280,000
     4,000  FRD Acquisition Corp. (Series B) ................................  12.50    07/15/04      4,185,000
                                                                                                  --------------
                                                                                                     23,062,940
                                                                                                  --------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited) continued

 PRINCIPAL
 AMOUNT IN                                                                     COUPON   MATURITY
 THOUSANDS                                                                      RATE      DATE         VALUE
----------------------------------------------------------------------------------------------------------------
            Retail (0.9%)
   $10,450  County Seat Stores Co. (b) ......................................  12.00 %  10/01/02   $  4,180,000
                                                                                                  --------------
            Retail -Food Chains (2.1%)
     4,000  Jitney-Jungle Stores ............................................  12.00    03/01/06      4,480,000
     5,500  Pathmark Stores, Inc.  ..........................................   9.625   05/01/03      5,376,250
                                                                                                  --------------
                                                                                                      9,856,250
                                                                                                  --------------
            Textiles (2.4%)
     4,000  Reeves Industries, Inc.  ........................................  11.00    07/15/02      3,800,000
     8,117  U.S. Leather, Inc.  .............................................  10.25    07/31/03      7,386,470
                                                                                                  --------------
                                                                                                     11,186,470
                                                                                                  --------------
            Transportation (0.9%)
     4,000  Atlantic Express -144A* .........................................  10.75    02/01/04      4,120,000
                                                                                                  --------------

            TOTAL CORPORATE BONDS
            (Identified Cost $454,451,511) .......................................................  437,227,348
                                                                                                  --------------


 NUMBER OF
  SHARES
-----------
                                                                                 VALUE
                                                                             --------------
             COMMON STOCKS (c)(3.7%)
             Automotive (0.0%)
       709   Northern Holdings Industrial Corp. (d)  .........................      --
                                                                             --------------
             Entertainment/Gaming & Lodging (0.1%)
     7,500   Motels of America, Inc. -144A* ..................................     262,500
   781,421   Vagabond Inns, Inc. (Class D)(a)  ...............................         781
                                                                             --------------
                                                                                   263,281
                                                                             --------------
             Foods & Beverages (1.0%)
   408,055   Seven-Up/RC Bottling Co. Southern California, Inc. (d)  .........   4,539,612
   273,750   Specialty Foods Acquisition Corp. -144A* ........................     273,750
                                                                             --------------
                                                                                 4,813,362
                                                                             --------------
             Manufacturing - Diversified (2.6%)
   451,613   Thermadyne Holdings Corp. (d)  ..................................  12,419,359
                                                                             --------------
             Restaurants (0.0%)
    26,057   American Restaurant Group Holdings, Inc. -144A* .................      26,057
                                                                             --------------
             Textiles (0.0%)
    12,000   JPS Textile Group, Inc. (Class A)  ..............................         120
                                                                             --------------
             TOTAL COMMON STOCKS
             (Identified Cost $69,873,804)  ..................................  17,522,179
                                                                             --------------


                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited) continued

 NUMBER OF
   SHARES                                                                         VALUE
----------- ---------------------------------------------------------------- --------------
            PREFERRED STOCKS (0.4%)
            Entertainment/Gaming & Lodging (0.4%)
    80,000  Fitzgeralds Gaming Corp. (Units) ++ .............................  $1,830,000
                                                                             --------------
            Oil & Gas Products (0.0%)
   113,955  TGX Corp. (Series A) (c) (d)  ...................................       1,140
                                                                             --------------
            TOTAL PREFERRED STOCKS
            (Identified Cost $2,830,000)  ...................................   1,831,140
                                                                             --------------

 NUMBER OF                                                                    EXPIRATION
  WARRANTS                                                                       DATE         VALUE
----------- ---------------------------------------------------------------- ------------ -------------
            WARRANTS (c)(0.1%)
            Aerospace (0.0%)
    9,000   Sabreliner Corp. -144A* .........................................  04/15/03       90,000
                                                                                          -------------
            Cable & Telecommunications (0.0%)
    8,000   Hyperion Telecommunication, Inc. (Series B) -144A* ..............  04/01/01      240,000
                                                                                          -------------
            Containers (0.0%)
   10,000   Crown Packaging Holdings, Ltd. -144A* ...........................  11/01/03          100
                                                                                          -------------
            Entertainment/Gaming & Lodging (0.0%)
    5,000   Boomtown, Inc. -144A* ...........................................  11/01/98         --
    8,312   Fitzgeralds Gaming Corp.  .......................................  12/19/98        8,397
    3,500   Fitzgeralds South Inc. -144A* ...................................  03/15/99         --
                                                                                          -------------
                                                                                               8,397
                                                                                          -------------
            Manufacturing (0.1%)
    4,000   Exide Electronics Group, Inc. -144A* ............................  03/15/06      191,000
   70,000   Uniroyal Technology Corp.  ......................................  06/01/03       70,000
                                                                                          -------------
                                                                                             261,000
                                                                                          -------------
            Retail (0.0%)
   10,000   County Seat Holdings Co.  .......................................  10/15/98          100
                                                                                          -------------
            TOTAL WARRANTS
            (Identified Cost $1,383,529)  ...................................                599,597
                                                                                          -------------

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS February 28, 1997 (unaudited) continued

 PRINCIPAL
 AMOUNT IN                                                                    COUPON   MATURITY
 THOUSANDS                                                                     RATE      DATE         VALUE
---------------------------------------------------------------------------------------------------------------
            SHORT-TERM INVESTMENTS (2.9%)
            U.S. GOVERNMENT AGENCY (e) (2.4%)
  $11,000   Federal Home Loan Banks
            (Amortized Cost $10,996,761) ....................................  5.30%   03/03/97    $10,996,761
                                                                                                 --------------
            REPURCHASE AGREEMENT (0.5%)
    2,474   The Bank of New York (dated 02/28/97; proceeds $2,475,352;
             collateralized by $461,122 Federal National Mortgage Assoc.
             7.36% due 02/07/07 valued at $464,063 and $1,646,467
             U.S. Treasury Bond 9.25% due 02/15/16 valued at $2,059,693)
             (Identified Cost $2,474,270) ...................................  5.25    03/03/97      2,474,270
                                                                                                 --------------
            TOTAL SHORT-TERM INVESTMENTS
            (Identified Cost $13,471,031) ............................................              13,471,031
                                                                                                 --------------
            TOTAL INVESTMENTS
            (Identified Cost $542,009,875) (f) .......................................    99.6%    470,651,295
            OTHER ASSETS IN EXCESS OF LIABILITIES ....................................     0.4       1,916,313
                                                                                                 --------------
            NET ASSETS ...............................................................   100.0%   $472,567,608
                                                                                      ========== ==============

------------
*       Resale is restricted to qualified institutional investors.
++ Consists of one or more classes of securities traded together as a unit; bonds or preferred stocks with attached warrants.
+       Payment-in-kind securities.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
(a)     Non-income producing security; issuer in bankruptcy.
(b)     Non-income producing security; bond in default.
(c)     Non-income producing securities.
(d)     Acquired through exchange offer.
(e) Security was purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(f) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $28,233,135 and the aggregate gross unrealized depreciation is $99,591,715, resulting in net unrealized depreciation of $71,358,580.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
February 28, 1997 (unaudited)

ASSETS:
Investments in securities, at value
 (identified cost $542,009,875).......... $  470,651,295
Receivable for:
  Interest...............................     10,960,585
  Investments sold.......................      3,176,250
  Capital stock sold.....................        514,802
Prepaid expenses and other assets .......         66,220
                                         ---------------
  TOTAL ASSETS...........................    485,369,152
                                         ---------------
LIABILITIES:
Payable for:
  Investments purchased .................     11,341,083
  Dividends to shareholders .............        908,454
  Capital stock repurchased .............        220,229
  Investment management fee .............        180,368
Accrued expenses and other payables  ....        151,410
                                         ---------------
  TOTAL LIABILITIES......................     12,801,544
                                         ---------------
NET ASSETS:
Paid-in-capital .........................  1,543,860,051
Net unrealized depreciation..............    (71,358,580)
Accumulated undistributed net investment
 income .................................      1,931,583
Accumulated net realized loss............ (1,001,865,446)
                                         ---------------
  NET ASSETS ............................ $  472,567,608
                                         ===============
NET ASSET VALUE PER SHARE,
 70,909,927 shares outstanding
 (400,000,000 shares authorized of $.01
 par value) .............................          $6.66
                                         ===============
MAXIMUM OFFERING PRICE PER SHARE,
 (net asset value plus 5.82% of net
 asset value)*...........................          $7.05
                                         ===============


------------
*     On sales of $25,000 or more, the offering price is reduced.

STATEMENT OF OPERATIONS
For the six months ended February 28, 1997 (unaudited)

NET INVESTMENT INCOME:
INTEREST INCOME .......................   $ 27,883,411
                                       --------------
EXPENSES
Investment management fee..............      1,160,316
Transfer agent fees and expenses ......        266,965
Professional fees .....................         47,250
Shareholder reports and notices  ......         32,044
Custodian fees ........................         23,006
Registration fees .....................         18,338
Directors' fees and expenses ..........          6,202
Other..................................          4,590
                                       --------------
  TOTAL EXPENSES ......................      1,558,711
                                       --------------
  NET INVESTMENT INCOME ...............     26,324,700
                                       --------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss .....................    (48,247,775)
Net change in unrealized depreciation       53,247,857
                                       --------------
  NET GAIN ............................      5,000,082
                                       --------------
NET INCREASE ..........................   $ 31,324,782
                                       ==============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, continued

STATEMENT OF CHANGES IN NET ASSETS

                                                       FOR THE SIX     FOR THE YEAR
                                                      MONTHS ENDED         ENDED
                                                    FEBRUARY 28, 1997 AUGUST 31, 1996
-------------------------------------------------- ----------------- ---------------
                                                       (UNAUDITED)
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income .............................   $ 26,324,700       $ 55,722,131
Net realized loss .................................    (48,247,775)       (17,329,860)
Net change in unrealized depreciation .............     53,247,857          9,730,771
                                                    ----------------- ---------------
  NET INCREASE ....................................     31,324,782         48,123,042
Dividends from net investment income...............    (34,730,405)       (51,517,938)
Net increase from capital stock transactions  .....     15,770,392          8,152,392
                                                    ----------------- ---------------
  NET INCREASE ....................................     12,364,769          4,757,496
NET ASSETS:
Beginning of period................................    460,202,839        455,445,343
                                                    ----------------- ---------------
  END OF PERIOD
  (Including undistributed net investment income
  of $1,931,583 and $10,337,288, respectively) ....   $472,567,608       $460,202,839
                                                    ================= ===============

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS February 28, 1997 (unaudited)

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Yield Securities Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund was incorporated in Maryland on June 14, 1979 and commenced operations on September 26, 1979.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- (1) an equity security listed or traded on the New York, American or other domestic or foreign stock exchange is valued at its latest sale price on that exchange prior to the time when assets are valued; if there were no sales that day, the security is valued at the latest bid price (in cases where securities are traded on more than one exchange, the securities are valued on the exchange designated as the primary market pursuant to procedures adopted by the Directors); (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation;
(3) when market quotations are not readily available, including circumstances under which it is determined by Dean Witter InterCapital Inc. (the "Investment Manager") that sale or bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Directors (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Directors. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS February 28, 1997 (unaudited) continued

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Dividend income and other distributions are recorded on the ex-dividend date. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $2 billion; 0.325% to the portion of daily net assets exceeding $2 billion but not exceeding $3 billion; and 0.30% to the portion of daily net assets exceeding $3 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS February 28, 1997 (unaudited) continued

personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the six months ended February 28, 1997, aggregated $237,747,854 and $220,427,940, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At February 28, 1997, the Fund had transfer agent fees and expenses payable of approximately $56,000.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Directors of the Fund who will have served as independent Directors for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the six months ended February 28, 1997 included in Directors' fees and expenses in the Statement of Operations amounted to $635. At February 28, 1997, the Fund had an accrued pension liability of $48,911 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the six months ended February 28, 1997, it received approximately $963,000 in commissions from the sale of shares of the Fund's capital stock. Such commissions are deducted from the proceeds of the capital stock shares and are not an expense of the Fund.

4. CAPITAL STOCK

Transactions in capital stock were as follows:

                                    FOR THE SIX                  FOR THE YEAR
                                    MONTHS ENDED                     ENDED
                                 FEBRUARY 28, 1997              AUGUST 31, 1996
                           ---------------------------- -----------------------------
                                    (UNAUDITED)
                               SHARES         AMOUNT         SHARES         AMOUNT
                           ------------- -------------- -------------- --------------
Sold ....................     4,443,983    $ 29,891,249     7,479,221    $ 50,396,628
Reinvestment of dividends     2,738,144      18,229,841     3,993,442      26,742,126
                           ------------- -------------- -------------- --------------
                              7,182,127      48,121,090    11,472,663      77,138,754
Repurchased..............    (4,814,204)    (32,350,698)  (10,236,571)    (68,986,362)
                           ------------- -------------- -------------- --------------
Net increase.............     2,367,923    $ 15,770,392     1,236,092    $  8,152,392
                           ============= ============== ============== ==============

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS February 28, 1997 (unaudited) continued

5. FEDERAL INCOME TAX STATUS

At August 31, 1996, the Fund had an approximate net capital loss carryover, which may be used to offset future capital gains to the extent provided by regulations, which is available through August 31 in the following years:

                                        AMOUNTS IN THOUSANDS
-------------------------------------------------------------------------------------------------
 1997          1998       1999       2000       2001       2002       2003       2004       TOTAL
---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------
$94,246      $82,210    $292,752   $182,732   $45,208    $166,406   $50,598    $23,294    $937,446
=======      =======    ========   ========   =======    ========   =======    =======    ========

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $13,146,000 during fiscal 1996.

At August 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses, capital loss deferrals on wash sales and dividends payable.

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of capital stock outstanding throughout each period:

                                             FOR THE SIX
                                            MONTHS ENDED             FOR THE YEAR ENDED AUGUST 31
                                          FEBRUARY 28, 1997   ------------------------------------------
                                                              1996     1995     1994     1993     1992
--------------------------------------------------------------------------------------------------------
                                             (UNAUDITED)
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period  ...      $ 6.71        $ 6.77   $ 6.83   $ 7.58   $ 7.23   $ 5.92
                                         ----------------- -------- -------- -------- -------- --------
Net investment income ...................        0.38          0.83     0.80     0.79     0.89     0.95
Net realized and unrealized gain (loss)          0.07         (0.12)   (0.06)   (0.68)    0.54     1.04
                                         ----------------- -------- -------- -------- -------- --------
Total from investment operations  .......        0.45          0.71     0.74     0.11     1.43     1.99
                                         ----------------- -------- -------- -------- -------- --------
Less dividends from net investment
 income .................................       (0.50)        (0.77)   (0.80)   (0.86)   (1.08)   (0.68)
                                         ----------------- -------- -------- -------- -------- --------
Net asset value, end of period ..........      $ 6.66        $ 6.71   $ 6.77   $ 6.83   $ 7.58   $ 7.23
                                         ================= ======== ======== ======== ======== ========
TOTAL INVESTMENT RETURN+ ................        6.92%(1)     11.07%   11.98%    0.93%   22.29%   35.46%
RATIOS TO AVERAGE NET ASSETS:
Expenses ................................        0.67%(2)      0.66%    0.79%    0.69%    0.67%    0.77%
Net investment income ...................       11.34%(2)     12.27%   12.06%   10.40%   12.14%   13.96%
SUPPLEMENTAL DATA:
Net assets, end of period, in millions  .      $  473        $  460   $  455   $  478   $  540   $  512
Portfolio turnover rate .................          50%(1)        49%      74%     127%     173%     113 %


------------
+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.
(1)    Not annualized.
(2)    Annualized.

                      SEE NOTES TO FINANCIAL STATEMENTS

BOARD OF DIRECTORS

Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire                                  DEAN WITTER
Dr. Manuel H. Johnson                          HIGH YIELD
Michael E. Nugent                              SECURITIES
Philip J. Purcell
John L. Schroeder

OFFICERS

Charles A. Fiumefreddo
Chairman and Chief Executive Officer

Barry Fink
Vice President, Secretary and General Counsel

Peter M. Avelar
Vice President

Thomas F. Caloia
Treasurer

TRANSFER AGENT

Dean Witter Trust Company
Harborside Financial Center -- Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER

Dean Witter InterCapital Inc.
Two World Trade Center
New York, New York 10048




The financial statements included herein have been taken from the records of the Fund without examination by the independent accountants and accordingly they do not express an opinion thereon.

This report is submitted for the general information of shareholders of the Fund. For more detailed information about the Fund, its officers and directors, fees, expenses and other pertinent information, please see the prospectus of the Fund.

This report is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by an effective prospectus.

SEMIANNUAL REPORT
FEBRUARY 28, 1997

              PROSPECTUS

              JUNE 16, 1997


              Dean Witter High Income Securities (the "Fund") is an open-end diversified management investment company whose primary investment objective is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. The Fund seeks high current income by investing principally in fixed-income securities which are rated in the lower categories by established rating services (Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poor's Corporation) or are non-rated securities of comparable quality.

               THE FUND INVESTS PREDOMINANTLY IN LOWER-RATED FIXED-INCOME SECURITIES COMMONLY KNOWN AS JUNK BONDS AND INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS THEY PRESENT, INCLUDING THE RISK OF DEFAULT. BONDS OF THIS TYPE ARE SUBJECT TO GREATER RISKS THAN HIGHER-RATED SECURITIES AND ARE CONSIDERED TO BE SPECULATIVE WITH REGARD TO THE PAYMENT OF INTEREST AND RETURN OF PRINCIPAL. INVESTORS SHOULD ALSO BE COGNIZANT OF THE FACT THAT SUCH SECURITIES ARE NOT GENERALLY MEANT FOR SHORT-TERM INVESTING AND SHOULD ASSESS THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND. (SEE "RISK CONSIDERATIONS.")

               Shares of the Fund are continuously offered at net asset value. However, redemptions and/or repurchases are subject in most cases to a contingent deferred sales charge, scaled down from 4% to 1% of the amount redeemed, if made within five years of purchase, which charge will be paid to the Fund's Distributor, Dean Witter Distributors Inc. (See "Redemptions and Repurchases--Contingent Deferred Sales Charge.") In addition, the Fund pays the Distributor a distribution fee pursuant to a Rule 12b-1 Plan of Distribution at the annual rate of 0.80% of the lesser of the (i) average daily aggregate net sales or (ii) average daily net assets of the Fund. (See "Purchase of Fund Shares--Plan of Distribution.")

    Dean Witter
    High Income Securities
    Two World Trade Center
    New York, New York 10048
    (212) 392-2550 or
    (800) 869-NEWS (toll free)

    TABLE OF CONTENTS


Prospectus Summary/2
Summary of Fund Expenses/3
Financial Highlights/4
The Fund and its Management/5
Investment Objectives and Policies/5
  Risk Considerations/7
Investment Restrictions/14
Purchase of Fund Shares/14
Shareholder Services/17
Redemptions and Repurchases/20
Dividends, Distributions and Taxes/22
Performance Information/23
Additional Information/23
Appendix/25



               This Prospectus sets forth concisely the information you should know before investing in the Fund. It should be read and retained for future reference. Additional information about the Fund is contained in the Statement of Additional Information, dated June 16, 1997, which has been filed with the Securities and Exchange Commission, and which is available at no charge upon request of the Fund at the address or telephone numbers listed below. The Statement of Additional Information is incorporated herein by reference.


SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     DEAN WITTER DISTRIBUTORS INC.
      DISTRIBUTOR

PROSPECTUS SUMMARY
--------------------------------------------------------------------------------


The               The Fund is organized as a Trust, commonly known as a Massachusetts business trust, and is an
Fund              open-end diversified management investment company investing principally in lower-rated fixed- income securities (see page 5).
----------------------------------------------------------------------------------------------------------------------
Shares Offered    Shares of beneficial interest with $0.01 par value (see page 23).
----------------------------------------------------------------------------------------------------------------------
Offering          At net asset value without sales charge (see page 14). Shares redeemed within five years of purchase
Price             are subject to a contingent deferred sales charge under most circumstances (see page 20).
----------------------------------------------------------------------------------------------------------------------
Minimum Purchase  Minimum initial investment, $1,000 ($100 if the account is opened through EasyInvest-SM-); minimum subsequent investment, $100 (see page 14).
----------------------------------------------------------------------------------------------------------------------
Investment        A high level of current income primarily; capital appreciation is secondary (see page 5).
Objective
----------------------------------------------------------------------------------------------------------------------
Investment        Dean Witter InterCapital Inc., the Investment Manager of the Fund, and its wholly-owned subsidiary,
Manager           Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 100 investment companies and other portfolios with assets of approximately $95.6 billion at May 31, 1997 (see page 5).
----------------------------------------------------------------------------------------------------------------------
Management Fee    The Investment Manager receives a monthly fee at the annual rate of 0.50% of average daily net assets. The fee should not be compared with fees paid by other investment companies without also considering applicable sales loads and distribution fees, including those noted below (see page 5).
----------------------------------------------------------------------------------------------------------------------
Dividends and     Income dividends are declared and paid monthly; capital gains, if any, may be distributed at least
Capital Gains     annually. Dividends and distributions are automatically reinvested in additional shares at net asset
Distributions     value (without sales charge), unless the shareholder elects to receive cash (see page 22).
----------------------------------------------------------------------------------------------------------------------
Distributor and   Dean Witter Distributors Inc. (the "Distributor"). The Distributor receives from the Fund, pursuant
Distribution Fee  to a Rule 12b-1 Plan of Distribution, a distribution fee accrued daily and payable monthly at the rate of 0.80% per annum of the lesser of (i) the Fund's average daily aggregate net sales or (ii)
                  the Fund's average daily net assets. This fee compensates the Distributor for the services provided in distributing shares of the Fund and for its sales-related expenses. The Distributor also receives the proceeds of any contingent deferred sales charges (see pages 15 and 20).
----------------------------------------------------------------------------------------------------------------------
Redemption--      Shares are redeemable by the shareholder at net asset value. An account may be involuntarily
Contingent        redeemed if total value of the account is less than $100 or, if the account was opened through
Deferred Sales    EasyInvest-SM-, if after twelve months the shareholder has invested less than $1,000 in the account.
Charge            Although no commission or sales charge is imposed upon the purchase of shares, a contingent deferred sales charge (scaled down from 4% to 1%) is imposed on any redemption of shares if after such redemption the aggregate current value of an account with the Fund falls below the aggregate amount of the investor's purchase payments made during the five years preceding the redemption. However, there is no charge imposed on redemption of shares purchased through reinvestment of dividends or distributions (see pages 20-21).
----------------------------------------------------------------------------------------------------------------------
Risks             Compared with higher rated, lower yielding fixed-income securities, portfolio securities of the Fund may be subject to greater risk of loss of income and principal and greater risk of increases and decreases in net asset value due to market fluctuations. The Fund may also purchase when-issued and delayed delivery, when, as and if issued securities, restricted securities, and zero coupon securities, rights and warrants, convertible securities, foreign securities, common stock and adjustable rate mortgages and enter into repurchase agreements, reverse repurchase agreements and dollar rolls, options and futures transactions and forward foreign currency exchange contracts, all of which involve certain special risks. Investors should review the investment objectives and policies of the Fund carefully and consider their ability to assume the risks involved in purchasing shares of the Fund (see pages 6-13).
----------------------------------------------------------------------------------------------------------------------


  THE ABOVE IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING
                                   ELSEWHERE
       IN THE PROSPECTUS AND IN THE STATEMENT OF ADDITIONAL INFORMATION.

SUMMARY OF FUND EXPENSES
--------------------------------------------------------------------------------


    The following table illustrates all expenses and fees that a shareholder of the Fund will incur. The expenses and fees set forth in the table are for the fiscal year ended March 31, 1997.


SHAREHOLDER TRANSACTION EXPENSES
--------------------------------------------------------------------------
Maximum Sales Charge Imposed on Purchases.................................  None
Maximum Sales Charge Imposed on Reinvested Dividends......................  None
Contingent Deferred Sales Charge
  (as a percentage of the lesser of original purchase price or redemption proceeds)..............................................................  4.0%
      A contingent deferred sales charge is imposed at the following declining rates:

YEAR SINCE PURCHASE
PAYMENT MADE                                                           PERCENTAGE
---------------------------------------------------------------------  ----------
First................................................................       4.0%
Second...............................................................       3.0%
Third................................................................       2.0%
Fourth...............................................................       2.0%
Fifth................................................................       1.0%
Sixth and thereafter.................................................     None


Redemption Fees..........................................................   None
Exchange Fees............................................................   None
ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
-------------------------------------------------------------------------
Management Fees..........................................................  0.47%
12b-1 Fees*..............................................................  0.80%
Other Expenses...........................................................  0.12%
Total Fund Operating Expenses............................................  1.39%

------------
* A PORTION OF THE 12b-1 FEE EQUAL TO 0.20% OF THE FUND'S AVERAGE DAILY NET ASSETS IS CHARACTERIZED AS A SERVICE FEE WITHIN THE MEANING OF NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. ("NASD") GUIDELINES (SEE "PURCHASE OF FUND SHARES").



                                                                                               10
EXAMPLE                                                         1 year   3 years   5 years    years
-------------------------------------------------------------   ------   -------   -------   -------
You  would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the  end
 of each time period:........................................   $  54    $   64    $   86    $  167
You  would pay the following expenses on the same investment,
 assuming no redemption:.....................................   $  14    $   44    $   76    $  167


    THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF THE FUND MAY BE GREATER OR LESS THAN THOSE SHOWN.

    The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. For a more complete description of these costs and expenses, see "The Fund and its Management," "Plan of Distribution" and "Redemptions and Repurchases."

    Long-term shareholders of the Fund may pay more in sales charges and distribution fees than the economic equivalent of the maximum front-end sales charges permitted by the NASD.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

    The following ratios and per share data for a share of beneficial interest outstanding throughout each period have been audited by Price Waterhouse LLP, independent accountants. The financial highlights should be read in conjunction with the financial statements, notes thereto, and the unqualified report of independent accountants, which are contained in the Statement of Additional Information. Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders, which may be obtained without charge upon request to the Fund.


                                                                            FOR THE PERIOD
                                       FOR THE YEAR       FOR THE YEAR      JUNE 2, 1994*
                                          ENDED              ENDED             THROUGH
                                      MARCH 31, 1997     MARCH 31, 1996     MARCH 31, 1995
PER SHARE OPERATING PERFORMANCE:
  Net asset value, beginning of
   period..........................       $ 9.93             $ 9.77             $10.00
                                         -------             ------            -------
  Net investment income............         0.99               1.03               0.75
  Net realized and unrealized gain
   (loss)..........................         0.02               0.18              (0.26)
                                         -------             ------            -------
  Total from investment
   operations......................         1.01               1.21               0.49
                                         -------             ------            -------
  Less dividends and distributions
   from:
    Net investment income..........        (1.03)             (1.01)             (0.72)
    Net realized gain..............        (0.11)             (0.04)           --
                                         -------             ------            -------
  Total dividends and
   distributions...................        (1.14)             (1.05)             (0.72)
                                         -------             ------            -------
  Net asset value, end of period...       $ 9.80             $ 9.93             $ 9.77
                                         -------             ------            -------
                                         -------             ------            -------
TOTAL INVESTMENT RETURN+...........        10.71%             12.85%              5.19%(1)
RATIOS TO AVERAGE NET ASSETS:
  Expenses.........................         1.39%              1.49%              1.55%(2)(3)
  Net investment income............        10.50%             11.22%             10.85%(2)(3)
SUPPLEMENTAL DATA:
  Net assets, end of period, in
   millions........................       $1,129             $  505             $  169
  Portfolio turnover rate..........           42%                69%                53%(1)

---------------
 *  COMMENCEMENT OF OPERATIONS.
 +  DOES NOT REFLECT THE DEDUCTION OF SALES CHARGE. CALCULATED BASED ON THE NET
   ASSET VALUE AS OF THE LAST BUSINESS DAY OF THE PERIOD.
(1) NOT ANNUALIZED.
(2) ANNUALIZED.
(3) IF THE FUND HAD BORNE ALL THE EXPENSES THAT WERE REIMBURSED OR WAIVED BY THE INVESTMENT MANAGER, THE ANNUALIZED EXPENSE AND NET INVESTMENT RATIOS WOULD HAVE BEEN 1.65% AND 10.75%, RESPECTIVELY.

THE FUND AND ITS MANAGEMENT
--------------------------------------------------------------------------------

    Dean Witter High Income Securities (the "Fund") is an open-end diversified management investment company. The Fund is a trust of the type commonly known as a "Massachusetts business trust" and was organized under the laws of The Commonwealth of Massachusetts on March 23, 1994.


    Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"), a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses--securities, asset management and credit services.



    InterCapital and its wholly-owned subsidiary, Dean Witter Services Company Inc., serve in various investment management, advisory, management and administrative capacities to 100 investment companies (the "Dean Witter Funds"), thirty of which are listed on the New York Stock Exchange, with combined assets of approximately $92.3 billion at May 31, 1997. The Investment Manager also manages portfolios of pension plans, other institutions and individuals which aggregated approximately $3.3 billion at such date.


    The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. InterCapital has retained Dean Witter Services Company Inc. to perform the aforementioned administrative services for the Fund. The Fund's Board of Trustees reviews the various services provided by or under the direction of the Investment Manager to ensure that the Fund's general investment policies and programs are being properly carried out and that administrative services are being provided to the Fund in a satisfactory manner.


    As full compensation for the services and facilities furnished to the Fund and for expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily by applying the annual rate of 0.50% to the Fund's net assets determined as of the close of each business day. For the fiscal year ended March 31, 1997, the Fund accrued total compensation to the Investment Manager amounting to an annual rate of 0.47% of the Fund's average daily net assets and the Fund's total expenses amounted to an annual rate of 1.39% of the Fund's average daily net assets.


INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------

    The primary investment objective of the Fund is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. Capital appreciation may result, for example, from an improvement in the credit standing of an issuer whose securities are held in the Fund's portfolio or from a general decline in interest rates, or a combination of both. Conversely, capital depreciation may result, for example, from a lowered credit standing or a general rise in interest rates, or a combination of both. There is no assurance that the objectives will be achieved. The objectives are fundamental policies of the Fund and may not be changed without the approval of the Fund's shareholders. The following policies may be changed by the Fund's Trustees, without shareholder approval.

    The higher yields sought by the Fund are generally obtainable from securities rated in the lower categories by recognized rating services. The Fund seeks high current income by investing principally

(at least 65% of its total assets) in fixed-income securities rated Ba or lower by Moody's Investors Service, Inc. ("Moody's"), or BB or lower by Standard & Poor's Corporation ("Standard & Poor's"). Fixed-income securities rated Ba or BB or lower by Moody's and Standard & Poor's, respectively, are considered to be speculative investments. Furthermore, the Fund does not have any minimum quality rating standard for its investments. As such, the Fund may invest in securities rated as low as Caa, Ca or C by Moody's or CCC, CC, C, CI or D by Standard & Poor's. Fixed-income securities rated Caa or Ca by Moody's may already be in default on payment of interest or principal, while bonds rated C by Moody's, their lowest bond rating, can be regarded as having extremely poor prospects of ever attaining any real investment standing (the Fund may purchase securities which are in default and which, thereby, are not paying its fixed-income security holders principal and/or interest). Bonds rated D by Standard & Poor's, their lowest bond rating, are in payment default. For a further discussion of the characteristics and risks associated with high yield securities, see "Risk Considerations" below. A description of corporate bond ratings is contained in the Appendix.

    Non-rated securities will also be considered for investment by the Fund when the Investment Manager believes that the financial condition of the issuers of such securities, or the protection afforded by the terms of the securities themselves, makes them appropriate investments for the Fund. Under normal circumstances, the dollar-weighted average maturity of the Fund's portfolio will be between five and ten years.

    Up to 35% of the Fund's total assets may, under normal conditions, be invested in common stocks; fixed-income securities convertible into common stocks; warrants to purchase common stocks; investment grade fixed-income securities; U.S. Government securities (including zero coupon securities); mortgage-backed securities, financial futures contracts and options thereon; index options; options on debt and equity securities; private placements; repurchase agreements; and reverse repurchase agreements. In addition, any or all of the above 35% of total assets portion of the Fund's portfolio may be comprised of securities issued by foreign issuers.

    Pending investment of proceeds from the sale of shares of the Fund or of its portfolio securities or at other times when market conditions dictate a more "defensive" investment strategy, the Fund may invest without limit in money market instruments, including commercial paper of corporations organized under the laws of any state or political subdivision of the United States, certificates of deposit, bankers' acceptances and other obligations of domestic banks or domestic branches of foreign banks, or foreign branches of domestic banks, in each case having total assets of at least $500 million, and obligations issued or guaranteed by the United States Government, or foreign governments or their respective instrumentalities or agencies. The yield on these securities will generally tend to be lower than the yield on other securities to be purchased by the Fund. To the extent the Fund purchases Eurodollar certificates of deposit issued by foreign branches of domestic United States banks, consideration will be given to their domestic marketability, the lower reserve requirements normally mandated for overseas banking operations, the possible impact of interruptions in the flow of international currency transactions and economic developments which might adversely affect the payment of principal or interest.

    All fixed-income securities are subject to two types of risks: the credit risk and the interest rate risk. The credit risk relates to the ability of the issuer to meet interest or principal payments or both as they come due. Generally, higher yielding bonds are subject to a credit risk to a greater extent than higher quality bonds. The interest rate risk refers to the fluctuations in net asset value of any portfolio of fixed-income securities resulting solely from the inverse relationship between price and yield of fixed-income securities; that is, when the general level of interest rates rises, the prices of outstanding fixed-income securities generally decline, and when interest rates fall, prices generally rise. The Fund's yield will also vary based on the yield of the Fund's portfolio securities.


    The ratings of fixed-income securities by Moody's and Standard & Poor's are a generally accepted barometer of credit risk. However, as the creditworthiness of issuers of lower-rated fixed-income securities is more problematical than that of issuers of higher-rated fixed-income securities, the achievement of the Fund's investment objectives will be more dependent upon the Investment Manager's own credit analysis than would be the case with a mutual fund investing primarily in higher quality bonds. The Investment Manager will utilize a security's credit rating as simply one indication of an issuer's creditworthiness and will principally rely upon its own analysis of any security currently held by the Fund or potentially purchasable by the Fund for its portfolio.

    In determining which securities to purchase or hold for the Fund's portfolio and in seeking to reduce credit and interest rate risks, the Investment Manager will rely on information from various sources, including: the rating of the security; research, analysis and appraisals of brokers and dealers, including DWR; the views of the Fund's Trustees and others regarding economic developments and interest rate trends; and the Investment Manager's own analysis of factors it deems relevant. The extent to which the Investment Manager is successful in reducing depreciation or losses arising from either interest rate or credit risks depends in part on the Investment Manager's portfolio management skills and judgment in evaluating the factors affecting the value of securities. No assurance can be given regarding the degree of success that will be achieved.

RISK CONSIDERATIONS

    Because of the special nature of the Fund's investment in high income securities, commonly known as junk bonds, the Investment Manager must take account of certain special considerations in assessing the risks associated with such investments. Although the growth of the high income securities market in the 1980s had paralleled a long economic expansion, recently many issuers have been affected by adverse economic and market conditions. It should be recognized that an economic downturn or increase in interest rates is likely to have a negative effect on the high income bond market and on the value of the high income securities held by the Fund, as well as on the ability of the securities' issuers to repay principal and interest on their borrowings.

    The prices of high income securities have been found to be less sensitive to changes in prevailing interest rates than higher-rated investments, but are likely to be more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. If the issuer of a fixed-income security owned by the Fund defaults, the Fund may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and change can be expected to result in an increased volatility of market prices of high income securities and a concomitant volatility in the net asset value of a share of the Fund. Moreover, the market prices of certain of the Fund's portfolio securities which are structured as zero coupon and payment-in-kind securities are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash (see "Dividends,
Distributions and Taxes" for a discussion of the tax ramifications of investments in such securities).

    The secondary market for high income securities may be less liquid than the markets for higher quality securities and, as such, may have an adverse effect on the market prices of certain securities. The limited liquidity of the market may also adversely affect the ability of the Fund's Trustees to arrive at a fair value for certain high income securities at certain times and could make it difficult for the Fund to sell certain securities. In addition, new laws and proposed new laws may have an adverse effect upon the value of high income securities and a concomitant negative impact upon the net asset value of a share of the Fund.


    During the fiscal year ended March 31, 1997, the monthly dollar weighted average ratings of the debt obligations held by the Fund, expressed as a percentage of the Fund's total investments, were as follows:



                                        PERCENTAGE OF
              RATINGS                 TOTAL INVESTMENTS
-----------------------------------  -------------------
AAA/Aaa............................             1.9%
AA/Aa..............................             0.0%
A/A................................             8.0%
BBB/Baa............................             0.0%
BB/Ba..............................             8.3%
B/B................................            71.0%
CCC/Caa............................             0.5%
CC/Ca..............................             0.0%
C/C................................             0.0%
D..................................             0.0%
Unrated............................            10.3%
                                            -----
                                              100.0%


    REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements, which may be viewed as a type of secured lending by the Fund, and which typically involve the acquisition by the Fund of debt securities, from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. While repurchase agreements involve certain risks not associated with direct investments in debt securities, including the risks of default or bankruptcy of the selling financial institution, the Fund follows procedures to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions and maintaining adequate collateralization.

    WHEN-ISSUED AND DELAYED DELIVERY SECURITIES AND FORWARD COMMITMENTS. From time to time, in the ordinary course of business, the Fund may purchase securities on a when-issued or delayed delivery basis or may purchase or sell securities on a forward commitment basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. While the Fund will only purchase securities on a when-issued, delayed delivery or forward commitment basis with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest accrues to the purchaser during this period. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued, delayed delivery or forward commitment basis may increase the volatility of the Fund's net asset value.

    WHEN, AS AND IF ISSUED SECURITIES. The Fund may purchase securities on a "when, as and if issued" basis under which the issuance of the security depends upon the occurrence of a subsequent event, such as approval of a merger, corporate reorganization, leveraged buyout or debt restructuring. If the anticipated event does not occur and the securities are not issued, the Fund will have lost an investment opportunity. There is no overall limit on the percentage of the Fund's assets which may be committed to the purchase of securities on a "when, as and if issued" basis. An increase in the percentage of the Fund's assets committed to the purchase of securities on a "when, as and if issued" basis may increase the volatility of its net asset value.

    PRIVATE PLACEMENTS. The Fund may invest up to 10% of its total assets in securities which are subject to restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or which are otherwise not readily marketable. (Securities eligible for resale pursuant to Rule 144A under the Securities Act, and determined to be liquid pursuant to the procedures discussed in the following paragraph, are not subject to the foregoing restriction.) These securities are generally referred to as private placements or restricted securities. Limitations on the resale of such securities may have an adverse effect on their marketability, and may prevent the Fund from disposing of them promptly at reasonable prices. The Fund may have to bear the expense of registering such securities for resale and the risk of substantial delays in effecting such registration.

    The Securities and Exchange Commission has adopted Rule 144A under the Securities Act, which permits the Fund to sell restricted securities to qualified institutional buyers without limitation. The Investment Manager, pursuant to procedures adopted by the Trustees of the Fund, will make a determination as to the liquidity of each restricted security purchased by the Fund. If a restricted security is determined to be "liquid", such security will not be included within the category "illiquid securities", which under current policy may not exceed 15% of the Fund's net assets. However, investing in Rule 144A Securities could have the effect of increasing the level of Fund illiquidity to the extent the Fund, at a particular point in time, may be unable to find qualified institutional buyers interested in purchasing such securities.

    REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLLS. The Fund may also use reverse repurchase agreements and dollar rolls as part of its investment strategy. Reverse repurchase agreements involve sales by the Fund of portfolio assets concurrently with an agreement by the Fund to repurchase the same assets at a later date at a fixed price. The Fund may enter into dollar rolls in which the Fund sells securities and simultaneously contracts to repurchase substantially similar (same type and coupon) securities on a specified future date. Reverse repurchase agreements and dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under a reverse repurchase agreement or dollar roll files for bankruptcy or becomes insolvent, the Fund's use of proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund's obligation to repurchase the securities. Reverse repurchase agreements and dollar rolls are speculative techniques involving leverage, and are considered borrowings by the Fund.

    ZERO COUPON SECURITIES. A portion of the fixed-income securities purchased by the Fund may be zero coupon securities. Such securities are purchased at a discount from their face amount, giving the purchaser the right to receive their full value at maturity. The interest earned on such securities is, implicitly, automatically compounded and paid out at maturity. While such compounding at a constant rate eliminates the risk of receiving lower yields upon reinvestment of interest if prevailing interest rates decline, the owner of a zero coupon security will be unable to participate in higher yields upon reinvestment of interest received on interest-paying securities if prevailing interest rates rise.

    A zero coupon security pays no interest to its holder during its life. Therefore, to the extent the Fund invests in zero coupon securities, it will not receive current cash available for distribution to shareholders. In addition, zero coupon securities are subject to substantially greater price fluctuations during periods of changing prevailing interest rates than are comparable securities which pay interest on a current basis. Current federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payments in cash on the security during the year.

    INVESTMENT IN REAL ESTATE INVESTMENT TRUSTS. The Fund may invest in real estate investment trusts, which pool investors' funds for investments primarily in commercial real estate properties. Investment in real estate investment trusts may be the most practical available means for the Fund to invest in the real estate industry (the Fund is prohibited from investing in real estate directly). As a shareholder in a real estate investment trust, the Fund would bear its ratable share of the real estate investment trust's expenses, including its advisory and administration fees. At the same time the Fund would continue to pay its own investment management fees and other expenses as a result of which the Fund and its stockholders in effect will be absorbing duplicate levels of fees with respect to investments in real estate investment trusts.

    RIGHTS AND WARRANTS. The Fund may acquire rights and/or warrants which are attached to other securities in its portfolio, or which are issued as a distribution by the issuer of a security held in its portfolio. Rights and/or warrants are, in effect, options to purchase equity securities at a specific price, generally valid for a specific period of time, and have no voting rights, pay no dividends and have no rights with respect to the corporation issuing them.

    CONVERTIBLE SECURITIES. Among the fixed-income securities in which the Fund may invest are "convertible" securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. Convertible securities rank senior to common stocks in a corporation's capital structure and, therefore, entail less risk than the corporation's common stock. The value of a convertible security is a function of its "investment value" (its value as if it did not have a conversion privilege), and its "conversion value" (the security's worth if it were to be exchanged for the underlying security, at market value, pursuant to its conversion privilege). Fluctuations in the prices of an underlying security will affect the conversion value and cause a concomitant fluctuation in the price of the convertible security.

    To the extent that a convertible security's investment value is greater than its conversion value, its price will be primarily a reflection of such investment value and its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security (the credit standing of the issuer and other factors may also have an effect on the convertible security's value). If the conversion value exceeds the investment value, the price of the convertible security will rise above its investment value and, in addition, will sell at some premium over its conversion value. (This premium represents the price investors are willing to pay for the privilege of purchasing a fixed-income security with a possibility of capital appreciation due to the conversion privilege.) At such times the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

    Because of the special nature of the Fund's permitted investments in lower rated convertible securities, the Investment Manager must take account of certain special considerations in assessing the risks associated with such investments. The prices of lower rated securities have been found to be less sensitive to changes in prevailing interest rates than higher rated investments, but are likely to be more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. If the issuer of a lower rated convertible security owned by the Fund defaults, the Fund may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and change can be expected to result in an increased volatility of market prices of lower rated securities and a corresponding volatility in the net asset value of a share of the Fund.

    FOREIGN SECURITIES. The Fund may invest in securities of foreign companies. Foreign securities investments may be affected by changes in currency rates or exchange control regulations, change in governmental administration or economic or monetary policy (in the United States and abroad) or changed circumstances in dealings between nations. Costs will be incurred in connection with conversions between various currencies held by the Fund. Investments in foreign securities will also occasion risks relating to political and economic developments abroad, including the possibility of expropriations or confiscatory taxation, limitations on the use or transfer of Fund assets and any effects of foreign social, economic or political instability.

    FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. The Fund may enter into forward foreign currency exchange contracts ("forward contracts") as a hedge against fluctuations in future foreign exchange rates. The Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward contracts to purchase or sell foreign currencies. A forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

    COMMON STOCKS. The Fund may directly purchase common stocks on the open market. In addition, the Fund may acquire common stocks when they are included in a unit with fixed-income securities purchased by the Fund; when fixed-income securities held by the Fund are converted to equity issues; when the Fund exercises a warrant; and when the Fund purchases the common stock of companies involved in takeovers or recapitalization, where the issuer or a stockholder has offered, or pursuant to a "going private" transaction is effecting, a transaction involving the issuance of newly issued fixed-income securities to the holders of such common stock.

    The prices of common stock are generally more volatile than those of fixed-income securities. Moreover, not all common stock pay dividends and those that do generally pay lower amounts than most fixed-income securities. The Fund will only purchase common stocks directly when the Investment Manager believes that their purchase will assist the Fund in meeting its investment objectives.

    ADJUSTABLE RATE MORTGAGE SECURITIES. The Fund may also invest in adjustable rate mortgage securities ("ARMs"), which are pass-through mortgage securities collateralized by mortgages with adjustable rather than fixed rates. ARMs eligible for inclusion in a mortgage pool generally provide for a fixed initial mortgage interest rate for either the first three, six, twelve or thirteen scheduled monthly payments. Thereafter, the interest rates are subject to periodic adjustment based on changes to a designated benchmark index.

    ARMs contain maximum and minimum rates beyond which the mortgage interest rate may not vary over the lifetime of the security. In addition, certain ARMs provide for additional limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. Alternatively, certain ARMs contain limitations on changes in the required monthly payment. In the event that a monthly payment is not sufficient to pay the interest accruing on an ARM, any such excess interest is added to the principal balance of the mortgage loan, which is repaid through future monthly payments. If the monthly payment for such an instrument exceeds the sum of the interest accrued at the applicable mortgage interest rate and the principal payment required at such point to amortize the outstanding principal balance over the remaining term of the loan, the excess is utilized to reduce the then outstanding principal balance of the ARM.


OPTIONS AND FUTURES TRANSACTIONS


    The Fund may purchase and sell (write) call and put options on portfolio securities which are denominated in either U.S. dollars or foreign currencies and on the U.S. dollar and foreign currencies, which are or may in the future be listed on several U.S. and foreign securities exchanges or are written in over-the-counter transactions ("OTC options"). OTC options are purchased from or sold (written) to dealers or financial institutions which have entered into direct agreements with the Fund.

    The Fund is permitted to write covered call options on portfolio securities and the U.S. dollar and foreign currencies, without limit, in order to hedge against the decline in the value of a security or currency in which such security is denominated, to earn additional income and to close out long call option positions. The Fund may write covered put options, under which the Fund incurs an obligation to buy the security (or currency) underlying the option from the purchaser of the put at the option's exercise price at any time during the option period, at the purchaser's election.

    The Fund may purchase listed and OTC call and put options in amounts equalling up to 5% of its total assets. The Fund may purchase call options to close out a covered call position or to protect against an increase in the price of a security it anticipates purchasing or, in the case of call options on a foreign currency, to hedge against an adverse exchange rate change of the currency in which the security it anticipates purchasing is denominated vis-a-vis the currency in which the exercise price is denominated. The Fund may purchase put options on securities which it holds in its portfolio to protect itself against a decline in the value of the security and to close out written put positions in a manner similar to call option closing purchase transactions. There are no other limits on the Fund's ability to purchase call and put options.

    The Fund may purchase and sell futures contracts that are currently traded, or may in the future be traded, on U.S. and foreign commodity exchanges on underlying portfolio securities, on any currency ("currency" futures), on U.S. and foreign fixed-income securities ("interest rate" futures) and on such indexes of U.S. or foreign equity or fixed-income securities as may exist or come into being ("index" futures). The Fund may purchase or sell interest rate futures contracts for the purpose of hedging some or all of the value of its portfolio securities (or anticipated portfolio securities) against changes in prevailing interest rates. The Fund may purchase or sell index futures contracts for the purpose of hedging some or all of its portfolio (or anticipated portfolio) securities against changes in their prices (or the currency in which they are denominated). As a futures contract purchaser, the Fund incurs an obligation to take delivery of a specified amount of the obligation underlying the contract at a specified time in the future for a specified price. As a seller of a futures contract, the Fund incurs an obligation to deliver the specified amount of the underlying obligation at a specified time in return for an agreed upon price.

    The Fund also may purchase and write call and put options on futures contracts which are traded on an exchange and enter into closing transactions with respect to such options to terminate an existing position.

    New futures contracts, options and other financial products and various combinations thereof continue to be developed. The Fund may invest in any such futures, options or products as may be developed, to the extent consistent with its investment objective and applicable regulatory requirements.

    RISKS OF OPTIONS AND FUTURES TRANSACTIONS. The Fund may close out its position as writer of an option, or as a buyer or seller of a futures contract, only if a liquid secondary market exists for options or futures contracts of that series. There is no assurance that such a market will exist, particularly in the case of OTC options, as such options may generally only be closed out by entering into a closing purchase transaction with the purchasing dealer. Also, exchanges may limit the amount by which the price of many futures contracts may move on any day. If the price moves equal the daily limit on successive days, then it may prove impossible to liquidate a futures position until the daily limit moves have ceased.

    While the futures contracts and options transactions to be engaged in by the Fund for the purpose of hedging the Fund's portfolio securities are not speculative in nature, there are risks inherent in the use of such instruments. One such risk is that the Investment Manager could be incorrect in its expectations as to the direction or extent of various interest rate or price movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale of the futures contract. Another risk which will arise in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities, currencies and indexes subject to futures contracts (and thereby the futures contract prices) may correlate imperfectly with the behavior of the U.S. dollar cash prices of the Fund's portfolio securities and their denominated currencies. See the Statement of Additional Information for a further discussion of risks.

PORTFOLIO MANAGEMENT

    The Fund's portfolio is actively managed by its Investment Manager with a view to achieving the Fund's investment objective. In determining which securities to purchase for the Fund or hold in the Fund's portfolio, the Investment Manager will rely on information from various sources, including research, analysis and appraisals of brokers and dealers, including Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital, the views of Trustees of the Fund and others regarding economic developments and interest rate trends, and the Investment Manager's own analysis of factors it deems relevant.


    The Fund is managed within InterCapital's Taxable Fixed-Income Group, which manages 24 funds and fund portfolios, with approximately $13 billion in assets at May 31, 1997. Peter M. Avelar, Senior Vice President of InterCapital and a member of InterCapital's Taxable Fixed-Income Group, has been the primary portfolio manager of the Fund since its inception. Mr. Avelar has been managing portfolios consisting of fixed-income and equity securities at InterCapital for over five years.


    Although the Fund does not engage in substantial short-term trading as a means of achieving its investment objective, it may sell portfolio securities without regard to the length of time they have been held, in accordance with the investment policies described earlier. Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. In addition, the Fund may incur brokerage commissions on transactions conducted through DWR. Under normal circumstances, it is not anticipated that the portfolio trading will result in the Fund's portfolio turnover rate exceeding 200% in any one year. The Fund will incur underwriting discount costs (on underwritten securities) and brokerage costs commensurate with its portfolio turnover rate. Short-term gains and losses may result from such portfolio transactions. See "Dividends, Distributions and Taxes" for a discussion of the tax implications of the Fund's trading policy.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

    The investment restrictions listed below are among the restrictions which have been adopted by the Fund as fundamental policies. Under the Investment Company Act of 1940, as amended (the "Act"), a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act. For purposes of the following limitations: (i) all percentage limitations apply immediately after a purchase or initial investment, and (ii) any subsequent change in any applicable percentage resulting from market fluctuations or other changes in total or net assets does not require elimination of any security from the portfolio.

    The Fund may not:

   1. As to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the United States Government, its agencies or instrumentalities).

   2. Invest 25% or more of the value of its total assets in securities of issuers in any one industry. This restriction does not apply to obligations issued or guaranteed by the United States Government, its agencies or instrumentalities.

   3. Invest more than 5% of the value of its total assets in securities of issuers having a record, together with predecessors, of less than three years of continuous operation. This restriction shall not apply to any obligation issued or guaranteed by the United States Government, its agencies or instrumentalities.

   4. As to 75% of its total assets, purchase more than 10% of the voting securities of any issuer.


    Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all or substantially all of its assets in another investment company having substantially the same investment objective and policies as the Fund.


PURCHASE OF FUND SHARES
--------------------------------------------------------------------------------

    The Fund offers its shares for sale to the public on a continuous basis. Pursuant to a Distribution Agreement between the Fund and Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager, shares of the Fund are distributed by the Distributor and offered by DWR and other brokers and dealers who have entered into agreements with the Distributor ("Selected Broker-Dealers"). The principal executive office of the Distributor is located at Two World Trade Center, New York, New York 10048.
    The minimum initial purchase is $1,000. Minimum subsequent purchases of $100 or more may be made by sending a check, payable to Dean Witter High Income Securities, directly to Dean Witter Trust Company (the "Transfer Agent") at P.O. Box 1040, Jersey City, NJ 07303 or by contacting an account executive of DWR or other Selected Broker-Dealer. The minimum initial purchase in the case of investments through EasyInvest, an automatic purchase plan (see "Shareholder Services"), is $100, provided that the schedule of automatic investments will result in investments totalling at least $1,000 within the first twelve months. In the case of investments pursuant to Systematic Payroll Deduction Plans (including Individual Retirement Plans), the Fund, in its discretion, may accept investments without regard to any minimum amounts which would otherwise be required if the Fund has reason to believe that additional investments will increase the investment in all accounts under such Plans to at least $1,000. Certificates for shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent. The offering price will be the net asset value per share next determined following receipt of an order (see "Determination of Net Asset Value").

    Shares of the Fund are sold through the Distributor on a normal three business day settlement basis; that is, payment is due on the third business day (settlement date) after the order is placed with the Distributor. Since DWR and other Selected Broker-Dealers forward investors' funds on settlement date, they will benefit from the temporary use of the funds if payment is made prior thereto. As noted above, orders placed directly with the Transfer Agent must be accompanied by payment. Investors will be entitled to receive income dividends and capital gains distributions if their order is received by the close of business on the day prior to the record date for such dividends and distributions. While no sales charge is imposed at the time shares are purchased, a contingent deferred sales charge may be imposed at the time of redemption (see "Redemptions and Repurchases"). Sales personnel are compensated for selling shares of the Fund at the time of their sale by the Distributor and/or Selected Broker-Dealer. In addition, some sales personnel of the Selected Broker-Dealer will receive various types of non-cash compensation as special sales incentives, including trips, educational and/or business seminars and merchandise. The Fund and the Distributor reserve the right to reject any purchase orders.


    ANALOGOUS DEAN WITTER FUNDS. The Distributor and the Investment Manager serve in the same capacities for Dean Witter High Yield Securities Inc., an open-end investment company with investment objectives and policies similar to those of the Fund. Unlike the Fund, however, shares of Dean Witter High Yield Securities Inc. are offered to the public with a sales charge imposed at the time of purchase, rather than a contingent deferred sales charge assessed upon redemption within five years of purchase. These two Dean Witter Funds have differing fees and expenses, which will affect performance. Investors who would like to receive a prospectus for Dean Witter High Yield Securities Inc. should call the telephone numbers listed on the front cover of this Prospectus, or may call their account executive for additional information.

PLAN OF DISTRIBUTION

    The Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan"), under which the Fund pays the Distributor a fee, which is accrued daily and payable monthly, at an annual rate of 0.80% of the lesser of:
(a) the average daily aggregate gross sales of the Fund's shares since the inception of the Fund (not including reinvestments of dividends or capital gains distributions), less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or waived, or (b) the Fund's average daily net assets. This fee is treated by the Fund as an expense in the year it is accrued. A portion of the fee payable pursuant to the Plan, equal to 0.20% of the Fund's average daily net assets, is characterized as a service fee within the meaning of NASD guidelines. The service fee is a payment made for personal services and/or the maintenance of shareholder accounts.

    Amounts paid under the Plan are paid to the Distributor for services provided and the expenses borne by the Distributor and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to and expenses of DWR's account executives and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may utilize fees paid pursuant to the Plan to compensate DWR and other Selected Broker-Dealers for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses.

    For the fiscal year ended March 31, 1997, the Fund accrued payments under the Plan amounting to $6,228,452, which amount is equal to 0.80% of the Fund's average daily net assets for the period. The payments accrued under the Plan were calculated pursuant to clause (b) of the compensation formula under the Plan.



    At any given time the expenses of distributing shares of the Fund may be in excess of the total of (i) the payments made by the Fund pursuant to the Plan, and (ii) the proceeds of contingent deferred sales charges paid by investors upon the redemption of shares (see "Redemptions and Repurchases--Contingent Deferred Sales Charge"). For example, if $1 million in expenses in distributing shares of the Fund had been incurred and $750,000 had been received as described in (i) and (ii) above, the excess expense would amount to $250,000. The Distributor has advised the Fund that the excess distribution expenses, including the carrying charge described above, totalled $28,870,822 at March 31, 1997, which was equal to 2.56% of the Fund's net assets on such date.


    Because there is no requirement under the Plan that the Distributor be reimbursed for all distribution expenses or any requirement that the Plan be continued from year to year, such excess amount, if any, does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan, and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.

DETERMINATION OF NET ASSET VALUE

    The net asset value per share of the Fund is determined once daily at 4:00 p.m., New York time, (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time) on each day that the New York Stock Exchange is open by taking the value of all assets of the Fund, subtracting all its liabilities, dividing by the number of shares outstanding and adjusting to the nearest cent. The net asset value per share will not be determined on Good Friday and on such other federal and non-federal holidays as are observed by the New York Stock Exchange.


    In the calculation of the Fund's net asset value: (1) an equity portfolio security listed or traded on the New York or American Stock Exchange or other domestic or foreign stock exchange is valued at its latest sale price on that exchange prior to the time when assets are valued (if there were no sales that day, the security is valued at the latest bid price) (in cases where a security is traded on more than one exchange, the security is valued on the exchange designated as the primary market pursuant to procedures adopted by the Trustees); and (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest bid price. When market quotations are not readily available, including circumstances under which it is determined by the Investment Manager that sale and bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Board of Trustees.


    Short-term debt securities with remaining maturities of sixty days or less at the time of purchase are valued at amortized cost, unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair value as determined by the Trustees.

    Certain of the Fund's portfolio securities may be valued by an outside pricing service approved by the Fund's Trustees. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research evaluations by its staff, including review of broker-dealer market price quotations, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service.

SHAREHOLDER SERVICES
--------------------------------------------------------------------------------

    AUTOMATIC INVESTMENT OF DIVIDENDS AND DISTRIBUTIONS. All income dividends and capital gains distributions are automatically paid in full and fractional shares of the Fund (or, if specified by the shareholder, any other open-end investment company for which InterCapital serves as investment manager (collectively, with the Fund, the "Dean Witter Funds")), unless the shareholder requests that they be paid in cash. Shares as acquired are not subject to the imposition of a contingent deferred sales charge upon their redemption (see "Redemptions and Repurchases").

    INVESTMENT OF DISTRIBUTIONS RECEIVED IN CASH. Any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution at the net asset value per share next determined after receipt by the Transfer Agent, by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. Shares so acquired are not subject to the imposition of a contingent deferred sales charge upon their redemption (see "Redemptions and Repurchases").

    EASYINVEST-SM-. Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund (see "Purchase of Fund Shares" and "Redemptions and Repurchases--Involuntary Redemption").

    SYSTEMATIC WITHDRAWAL PLAN. A systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current net asset value. The Withdrawal Plan provides for monthly or quarterly (March, June, September and December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable contingent deferred sales charge will be imposed on shares redeemed under the Withdrawal Plan (see "Redemptions and Repurchases--Contingent Deferred Sales Charge"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable contingent deferred sales charge) to the shareholder will be the designated monthly or quarterly amount.

    Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about any of the above services.

    TAX-SHELTERED RETIREMENT PLANS. Retirement plans are available for use by corporations, the self-employed, Individual Retirement Accounts and Custodial Accounts under Section 403(b)(7) of the Internal Revenue Code. Adoption of such plans should be on advice of legal counsel or tax adviser.

    For further information regarding plan administration, custodial fees and other details, investors should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent.

EXCHANGE PRIVILEGE

    The Fund makes available to its shareholders an "Exchange Privilege" allowing the exchange of shares of the Fund for shares of other Dean Witter Funds sold with a contingent deferred sales charge ("CDSC funds"), and for shares of Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Short-Term Bond Fund, Dean Witter Limited Term Municipal Trust, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund and five Dean Witter Funds which are money market funds

(the foregoing eleven non-CDSC funds are hereinafter collectively referred to as the "Exchange Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment.

    An exchange to another CDSC fund or to any Exchange Fund that is not a money market fund is on the basis of the next calculated net asset value per share of each fund after the exchange order is received. When exchanging into a money market fund from the Fund, shares of the Fund are redeemed out of the Fund at their next calculated net asset value and the proceeds of the redemption are used to purchase shares of the money market fund at their net asset value determined the following business day. Subsequent exchanges between any of the money market funds and any of the CDSC funds can be effected on the same basis. No contingent deferred sales charge ("CDSC") is imposed at the time of any exchange, although any applicable CDSC will be imposed upon ultimate redemption. Shares of the Fund which are exchanged for shares of another CDSC fund having a higher CDSC schedule than that of the Fund will be subject to the CDSC schedule of the other CDSC fund, even if shares are subsequently re-exchanged for shares of the Fund prior to redemption. Concomitantly, shares of the Fund acquired in exchange for shares of another CDSC fund having a lower CDSC schedule than that of this Fund will be subject to the CDSC schedule of this Fund, even if such shares are subsequently re-exchanged for shares of the CDSC fund originally purchased. During the period of time the shareholder remains in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period (for the purpose of determining the rate of the CDSC) is frozen. If those shares are subsequently reexchanged for shares of a CDSC fund, the holding period previously frozen when the first exchange was made resumes on the last day of the month in which shares of a CDSC fund are reacquired. Thus, the CDSC is based upon the time (calculated as described above) the shareholder was invested in a CDSC fund (see "Redemptions and Repurchases--Contingent Deferred Sales Charge"). However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees incurred on or after that date which are attributable to those shares. (Exchange Fund 12b-1 distribution fees are described in the prospectuses for those funds.)

    In addition, shares of the Fund may be acquired in exchange for shares of Dean Witter Funds sold with a front-end sales charge ("front-end sales charge funds"), but shares of the Fund, however acquired, may not be exchanged for shares of front-end sales charge funds. Shares of a CDSC fund acquired in exchange for shares of a front-end sales charge fund (or in exchange for shares of other Dean Witter Funds for which shares of a front-end sales charge fund have been exchanged) are not subject to any CDSC upon their redemption.

    Purchases and exchanges should be made for investment purposes only. A pattern of frequent exchanges may be deemed by the Investment Manager to be abusive and contrary to the best interests of the Fund's other shareholders and, at the Investment Manager's discretion, may be limited by the Fund's refusal to accept additional purchases and/ or exchanges from the investor. Although the Fund does not have any specific definition of what constitutes a pattern of frequent exchanges, and will consider all relevant factors in determining whether a particular situation is abusive and contrary to the best interests of the Fund and its other shareholders, investors should be aware that the Fund and each of the other Dean Witter Funds may in their discretion limit or otherwise restrict the number of times this Exchange Privilege may be exercised by any investor. Any such restriction will be made by the Fund on a prospective basis only, upon notice to the shareholder not later than ten days following such shareholder's most recent exchange. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of such Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory agencies. Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on exchange of shares of the Fund pledged in the margin account.

    The current prospectus for each fund describes its investment objective(s) and policies, and shareholders should obtain one and examine it carefully before investing. Exchanges are subject to the minimum investment requirement and any other conditions imposed by each fund. In the case of any shareholder holding a share certificate or certificates, no exchanges may be made until the share certificate(s) have been received by the Transfer Agent and deposited in the shareholder's account. An exchange will be treated for federal income tax purposes the same as a repurchase of redemption of shares, on which the shareholder may realize a capital gain or loss. However, the ability to deduct capital losses on an exchange may be limited in situations where there is an exchange of shares within ninety days after the shares are purchased. The Exchange Privilege is only available in states where an exchange may legally be made.

    If DWR or another Selected Broker-Dealer is the current dealer of record and its account numbers are part of the account information, shareholders may initiate an exchange of shares of the Fund for shares of any of the Dean Witter Funds (for which the Exchange Privilege is available) pursuant to this Exchange Privilege by contacting their account executive (no Exchange Privilege Authorization Form is required). Other shareholders (and those shareholders who are clients of DWR or other Selected Broker-Dealers but who wish to make exchanges directly by writing or telephoning the Transfer Agent) must complete and forward to the Transfer Agent an Exchange Privilege Authorization Form, copies of which may be obtained from the Transfer Agent, to initiate an exchange. If the Authorization Form is used, exchanges may be made in writing or by contacting the Transfer Agent at (800) 869-NEWS (toll-free).

    The Fund will employ reasonable procedures to confirm that exchange instructions communicated over the telephone are genuine. Such procedures may include requiring various forms of personal identification such as name, mailing address, social security or other tax identification number and DWR or other Selected Broker-Dealer account number (if any). Telephone instructions may also be recorded. If such procedures are not employed, the Fund may be liable for any losses due to unauthorized or fraudulent instructions.

    Telephone exchange instructions will be accepted if received by the Transfer Agent between 9:00 a.m. and 4:00 p.m., New York time, on any day the New York Stock Exchange is open. Any shareholder wishing to make an exchange who has previously filed an Exchange Privilege Authorization Form and who is unable to reach the Fund by telephone should contact his or her DWR or other Selected Broker-Dealer account executive, if appropriate, or make a written exchange request. Shareholders are advised that during periods of drastic economic or market changes, it is possible that the telephone exchange procedures may be difficult to implement, although this has not been the experience with the Dean Witter Funds in the past.

    Shareholders should contact their DWR or other Selected Broker-Dealer account executive or the Transfer Agent for further information about the Exchange Privilege.

REDEMPTIONS AND REPURCHASES
--------------------------------------------------------------------------------

    REDEMPTION. Shares of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds may be reduced by the amount of any applicable contingent deferred sales charges
(see below). If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder(s), the shares may be redeemed by surrendering the certificates with a written request for redemption, along with any additional information required by the Transfer Agent.

    CONTINGENT DEFERRED SALES CHARGE. Shares of the Fund which are held for five years or more after purchase (calculated from the last day of the month in which the shares were purchased) will not be subject to any charge upon redemption. Shares redeemed sooner than five years after purchase may, however, be subject to a charge upon redemption. This charge is called a "contingent deferred sales charge" ("CDSC"), and it will be a percentage of the dollar amount of shares redeemed and will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The size of this percentage will depend upon how long the shares have been held, as set forth in the table below:

                                          CONTINGENT DEFERRED
               YEAR SINCE                     SALES CHARGE
                PURCHASE                   AS A PERCENTAGE OF
              PAYMENT MADE                  AMOUNT REDEEMED
----------------------------------------  --------------------
First...................................          4.0%
Second..................................          3.0%
Third...................................          2.0%
Fourth..................................          2.0%
Fifth...................................          1.0%
Sixth and thereafter....................          None

    A CDSC will not be imposed on: (i) any amount which represents an increase in value of shares purchased within the five years preceding the redemption;
(ii) the current net asset value of shares purchased more than five years prior to the redemption; and (iii) the current net asset value of shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter Funds sold with a front-end sales charge or of other Dean Witter Funds acquired in exchange for such shares. Moreover, in determining whether a CDSC is applicable it will be assumed that amounts described in (i), (ii) and (iii) above (in that order) are redeemed first.

    In addition, the CDSC, if otherwise applicable, will be waived in the case of:

    (1) redemptions of shares held at the time a shareholder dies or becomes disabled, only if the shares are (A) registered either in the name of an individual shareholder (not a trust), or in the names of such shareholder and his or her spouse as joint tenants with right of survivorship, or (B) held in a qualified corporate or self-employed retirement plan, Individual Retirement
Account or Custodial Account under Section 403(b)(7) of the Internal Revenue Code, provided in either case that the redemption is requested within one year of the death or initial determination of disability;

    (2) redemptions in connection with the following retirement plan distributions: (A) lump-sum or other distributions from a qualified corporate or self-employed retirement plan following retirement (or in the case of a "key employee" of a "top heavy" plan, following attainment of age 59 1/2; (B) distributions from an Individual Retirement Account or Custodial Account under
Section 403(b)(7) of the Internal Revenue Code following attainment of age 59 1/2); and (C) a tax-free return of an excess contribution to an IRA; and

    (3) all redemptions of shares held for the benefit of a participant in a corporate or self-employed retirement plan qualified under Section 401(k) of the Internal Revenue Code which offers investment companies managed by the Investment Manager or its subsidiary, Dean Witter Services Company Inc., as self-directed investment alternatives and for which Dean Witter Trust Company or Dean Witter Trust FSB, each of which is an affiliate of the Investment Manager, serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper ("Eligible 401(k) Plan"), provided that either: (A) the plan continues to be an Eligible 401(k) Plan after the redemption; or (B) the redemption is in connection with the complete termination of the plan involving the distribution of all plan assets to participants.


    With reference to (1) above, for the purpose of determining disability, the Distributor utilizes the definition of disability contained in Section 72(m)(7) of the Internal Revenue Code, which relates to the inability to engage in gainful employment. With reference to (2) above, the term "distribution" does not encompass a direct transfer of IRA, 403(b) Custodial Account or retirement plan assets to a successor custodian or trustee. All waivers will be granted only following receipt by the Distributor of confirmation of the shareholder's entitlement.

    REPURCHASE. DWR and other Selected Broker-Dealers are authorized to repurchase shares represented by a share certificate which is delivered to any of their offices. Shares held in a shareholder's account without a share certificate may also be repurchased by DWR and other Selected Broker-Dealers upon the telephonic or telegraphic request of the shareholder. The repurchase price is the net asset value next computed (see "Purchase of Fund Shares") after such repurchase order is received by DWR or other Selected Broker-Dealer, reduced by any applicable CDSC.

    The CDSC, if any, will be the only fee imposed by the Fund, the Distributor or DWR or other Selected Broker-Dealer. The offer by DWR and other Selected Broker-Dealers to repurchase shares may be suspended without notice by the Distributor at any time. In that event, shareholders may redeem their shares through the Fund's Transfer Agent as set forth above under "Redemption."

    PAYMENT FOR SHARES REDEEMED OR REPURCHASED. Payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. Such payment may be postponed or the right of redemption suspended under unusual circumstances. If the shares to be redeemed have recently been purchased by check, payment of the redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another Selected Broker-Dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

    REINSTATEMENT PRIVILEGE. A shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within thirty days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund at their net asset value next determined after a reinstatement request, together with the proceeds, is received by the Transfer Agent and receive a pro-rata credit for any CDSC paid in connection with such redemption or repurchase.

    INVOLUNTARY REDEMPTION. The Fund reserves the right, on sixty days' notice, to redeem and at net asset value, the shares of any shareholder (other than shares held in an Individual Retirement Account or Custodial Account under
Section 403(b)(7) of the Internal Revenue Code) whose shares due to redemptions by the shareholder have a value of less than $100 or such lesser amount as may be fixed by the Trustees or, in the case of an account opened through EasyInvest, if after twelve months the shareholder has invested less than $1,000 in the account. However, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares is less than the applicable amount and allow him or her sixty days to make an additional investment in an amount which will increase the value of his or her account to at least the applicable amount before the redemption is processed. No CDSC will be imposed on any involuntary redemption.

DIVIDENDS, DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------

    DIVIDENDS AND DISTRIBUTIONS. The Fund intends to declare and pay monthly income dividends and to distribute net short-term and net long-term capital gains, if any, at least once each year. The Fund may, however, determine either to distribute or to retain all or part of any long-term capital gains in any year for reinvestment.

    All dividends and capital gains distributions will be paid in additional Fund shares (without sales charge) and automatically credited to the shareholder's account without issuance of a share certificate unless the shareholder requests in writing that all dividends be paid in cash and such request is received by the close of business on the day prior to the record date for such distributions. (See "Shareholder Services--Automatic Investment of Dividends and Distributions".)

    TAXES. Because the Fund intends to distribute all of its net investment income and net capital gains to shareholders and otherwise continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, it is not expected that the Fund will be required to pay any Federal income tax on such income and capital gains.

    With respect to the Fund's investments in zero coupon and payment-in-kind bonds, the Fund accrues income prior to any actual cash payments by their issuers. In order to comply with Subchapter M of the Internal Revenue Code and be able to forego payment of Federal income tax on its income and capital gains, the Fund must distribute all of its net investment income, including income accrued from zero coupon and payment-in-kind bonds. As such, the Fund may be required to dispose of some of its portfolio securities under disadvantageous circumstances to generate the cash required for distribution.

    Shareholders will normally have to pay Federal income taxes, and any applicable state and/or local income taxes, on the dividends and distributions they receive from the Fund. Such dividends and distributions, to the extent they are derived from net investment income or net short-term capital gains, are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Any dividends declared in the last calendar quarter of any year to shareholders of record for that period which are paid in the following calendar year prior to February 1 will be deemed received by the shareholder in the prior calendar year. Since the Fund's income is expected to be derived primarily from interest rather than dividends, only a small portion, if any, of such dividends and distributions is expected to be eligible for the Federal dividends received deduction available to corporations.

    Distributions of net long-term capital gains, if any, are taxable to shareholders as long-term capital gains regardless of how long a shareholder has held the Fund's shares and regardless of whether the distribution is received in additional shares or in cash. Capital gains distributions are not eligible for the dividends received deduction. Capital gains may be generated by transactions in options and futures contracts engaged in by the Fund.

    The Fund may at times make payments from sources other than income or net capital gains. Payments from such sources will, in effect, represent a return of a portion of each shareholder's investment. All, or a portion, of such payments will not be taxable to shareholders.

    After the end of the calendar year, shareholders will receive a statement of their dividends and capital gains distributions for tax purposes, including infor-mation as to the portion taxable as ordinary income and the portion taxable as capital gains.

    To avoid being subject to a 31% Federal backup withholding tax on taxable dividends, capital gains distributions and the proceeds of redemptions and repurchases, shareholders' taxpayer identification numbers must be furnished and certified as to their accuracy.

    Shareholders should consult their tax advisers regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

    From time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. Both the yield and the total return of the Fund are based on historical earnings and are not intended to indicate future performance. The yield of the Fund is computed by dividing the Fund's net investment income over a 30-day period by an average value (using the average number of shares entitled to receive dividends and the net asset value per share at the end of the period), all in accordance with applicable regulatory requirements. Such amount is compounded for six months and then annualized for a twelve-month period to derive the Fund's yield.

    The "average annual total return" of the Fund refers to a figure reflecting the average annualized percentage increase (or decrease) in the value of an initial investment in the Fund of $1,000 over one, five and ten years, or the life of the Fund, if less than any of the foregoing. Average annual total return reflects all income earned by the Fund, any appreciation or depreciation of the Fund's assets, all expenses incurred by the Fund and all sales charges incurred by shareholders, for the stated period. It also assumes reinvestment of all dividends and distributions paid by the Fund.

    In addition to the foregoing, the Fund may advertise its total return over different periods of time by means of aggregate, average, and year-by-year or other types of total return figures. The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in shares of the Fund. Such calculations may or may not reflect the deduction of the contingent deferred sales charge which, if reflected, would reduce the performance quoted. The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations, such as mutual fund performance rankings of Lipper Analytical Services, Inc.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

    VOTING RIGHTS. All shares of beneficial interest of the Fund are of $0.01 par value and are equal as to earnings, assets and voting privileges.

    The Fund is not required to hold Annual Meetings of Shareholders and in ordinary circumstances the Fund does not intend to hold such meetings. The Trustees may call Special Meetings of Shareholders for action by shareholder vote as may be required by the Act or the Declaration of Trust. Under certain circumstances the Trustees may be removed by action of the Trustees or by the shareholders.

    Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund, requires that Fund obligations include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Fund's property for any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations. Given the above limitations on shareholder personal liability, and the nature of the Fund's assets and operations, the possibility of the Fund being unable to meet its obligations is remote and, in the opinion of Massachusetts counsel to the Fund, the risk to Fund shareholders of personal liability is remote.

    CODE OF ETHICS. Directors, officers and employees of InterCapital, Dean Witter Services Company Inc. and the Distributor are subject to a strict Code of Ethics adopted by those companies. The Code of Ethics is intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from a person's employment activities and that actual and potential conflicts of interest are avoided. To achieve these goals and comply with regulatory requirements, the Code of Ethics requires, among other things, that personal securities transactions by employees of the companies be subject to an advance clearance process to monitor that no Dean Witter Fund is engaged at the same time in a purchase or sale of the same security. The Code of Ethics bans the purchase of securities in an initial public offering, and also prohibits engaging in futures and options transactions and profiting on short-term trading (that is, a purchase within sixty days of a sale or a sale within sixty days of a purchase) of a security. In addition, investment personnel may not purchase or sell a security for their personal account within thirty days before or after any transaction in any Dean Witter Fund managed by them. Any violations of the Code of Ethics are subject to sanctions, including reprimand, demotion or suspension or termination of employment. The Code of Ethics comports with regulatory requirements and the recommendations in the 1994 report by the Investment Company Institute Advisory Group on Personal Investing.


    MASTER/FEEDER CONVERSION. The Fund reserves the right to seek to achieve its investment objective by investing all of its investable assets in a diversified, open-end management investment company having the same investment objective and policies and substantially the same investment restrictions as those applicable to the Fund.


    SHAREHOLDER INQUIRIES. All inquiries regarding the Fund should be directed to the Fund at the telephone numbers or address set forth on the front cover of this Prospectus.

APPENDIX -- RATINGS OF INVESTMENTS
--------------------------------------------------------------------------------

MOODY'S INVESTORS SERVICE INC. ("MOODY'S")

                                  BOND RATINGS

Aaa        Bonds  which are rated Aaa are judged to  be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge."
           Interest payments are protected by a large or by an exceptionally stable  margin and  principal is  secure. While the  various protective elements  are likely to change, such  changes as  can be  visualized  are most  unlikely to  impair  the fundamentally strong position of such issues.
Aa         Bonds  which are  rated Aa are  judged to be  of high quality  by all standards.
           Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated  lower than the best  bonds because margins of  protection may  not be as large as in  Aaa securities or fluctuation of protective elements may be of greater amplitude  or there may be  other elements present which  make the long-term risks appear somewhat larger than in Aaa securities.
A          Bonds  which are rated A possess many favorable investment attributes and are to be considered  as upper  medium grade  obligations. Factors  giving security  to principal  and interest  are considered  adequate, but  elements may  be present which suggest a susceptibility to impairment sometime in the future.
Baa        Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may  be lacking  or may be characteristically unreliable  over any great length of time.
           Such  bonds  lack  outstanding  investment  characteristics  and  in  fact  have speculative characteristics as well.
           Bonds rated Aaa, Aa, A and Baa are considered investment grade bonds.
Ba         Bonds  which are rated Ba are judged  to have speculative elements; their future cannot be  considered as  well assured.  Often the  protection of  interest  and principal  payments may  be very  moderate, and  therefore not  well safeguarded during both  good  and  bad  times over  the  future.  Uncertainty  of  position characterizes bonds in this class.
B          Bonds which are rated B generally lack characteristics of desirable investments.
           Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
Caa        Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Ca         Bonds  which are rated  Ca present obligations  which are speculative  in a high degree. Such issues are often in default or have other marked shortcomings.
C          Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as  having extremely poor prospects  of ever attaining any  real investment standing.

        CONDITIONAL RATING: Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
    (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

        RATING REFINEMENTS: Moody's may apply numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate and municipal bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                            COMMERCIAL PAPER RATINGS

        Moody's Commercial Paper ratings are opinions of the ability to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Prime-2, Prime-3.

       Issuers rated Prime-1 have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 have a strong capacity for repayment of short-term promissory obligations; and Issuers rated Prime-3 have an acceptable capacity for repayment of short-term promissory obligations. Issuers rated Not Prime do not fall within any of the Prime rating categories.

    STANDARD & POOR'S CORPORATION ("STANDARD & POOR'S")

                                    BOND RATINGS

       A Standard & Poor's bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

       The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. The ratings are based, in varying degrees, on the following considerations: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

       Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other reasons.

AAA        Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.
AA         Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.
A          Debt  rated A has a strong capacity to pay interest and repay principal although they are  somewhat  more  susceptible  to the  adverse  effects  of  changes  in circumstances and economic conditions than debt in higher-rated categories.

BBB        Debt  rated BBB is regarded  as having an adequate  capacity to pay interest and repay principal. Whereas  it normally exhibits  adequate protection  parameters, adverse economic conditions or changing circumstances are more likely to lead to a  weakened  capacity to  pay  interest and  repay  principal for  debt  in this category than for debt in higher-rated categories.
           Bonds rated AAA, AA, A and BBB are considered investment grade bonds.
BB         Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial  or  economic  conditions which  could  lead  to  inadequate capacity to meet timely interest and principal payment.
B          Debt  rated  B has  a greater  vulnerability  to default  but presently  has the capacity to meet interest payments  and principal repayments. Adverse  business, financial  or economic conditions would likely impair capacity or willingness to pay interest and repay principal.
CCC        Debt rated  CCC has  a current  identifiable vulnerability  to default,  and  is dependent  upon favorable  business, financial  and economic  conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial  or  economic conditions,  it  is  not likely  to  have  the capacity to pay interest and repay principal.
CC         The  rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.
C          The rating C is typically applied to  debt subordinated to senior debt which  is assigned an actual or implied CCC- debt rating.
CI         The rating CI is reserved for income bonds on which no interest is being paid.
D          Debt  rated "D"  is in  payment default.  The "D"  rating category  is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such  payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.
NR         Indicates  that  no  rating  has  been  requested,  that  there  is insufficient information on which to base a rating or that Standard & Poor's does not rate  a particular type of obligation as a matter of policy.
           Bonds  rated  BB,  B,  CCC,  CC  and  C  are  regarded  as  having predominantly speculative characteristics with respect to  capacity to pay interest and  repay principal. BB indicates the least degree of speculation and C the highest degree of  speculation. While  such debt will  likely have some  quality and protective characteristics, these  are  outweighed by  large  uncertainties or  major  risk exposures to adverse conditions.
           Plus  (+)  or minus  (-): The  ratings from  AA to  CCC may  be modified  by the addition of a  plus or minus  sign to  show relative standing  within the  major ratings categories.
           In  the case of municipal bonds, the foregoing ratings are sometimes followed by a "p"  which indicates  that the  rating is  provisional. A  provisional  rating assumes  the successful  completion of the  project being financed  by the bonds being rated and indicates that payment  of debt service requirements is  largely or  entirely dependent upon the successful and timely completion of the project.
           This rating, however, while addressing  credit quality subsequent to  completion of  the project,  makes no  comment on  the likelihood  or risk  of default upon failure of such completion.

                            COMMERCIAL PAPER RATINGS

        Standard and Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. The commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based upon current information furnished by the issuer or obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information. Ratings are graded into group categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Ratings are applicable to both taxable and tax-exempt commercial paper. The categories are as follows:

       Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety.

    A-1    indicates that the degree of safety regarding timely payment is very strong.
    A-2    indicates capacity for  timely payment  on issues with  this designation  is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1".
    A-3    indicates  a satisfactory capacity for  timely payment. Obligations carrying this designation  are,  however, somewhat  more  vulnerable to  the  adverse effects  of changes  in circumstances  than obligations  carrying the higher designations.

Dean Witter
High Income Securities
Two World Trade Center
New York, New York 10048
                                      DEAN WITTER
TRUSTEES                              HIGH INCOME
Michael Bozic                         SECURITIES
Charles A. Fiumefreddo
Edwin J. Garn
John R. Haire
Dr. Manuel H. Johnson
Michael E. Nugent
Philip J. Purcell
John L. Schroeder

OFFICERS
Charles A. Fiumefreddo
Chairman and Chief Executive
Officer

Barry Fink
Vice President, Secretary and
General Counsel

Peter M. Avelar
Vice President

Thomas F. Caloia
Treasurer

CUSTODIAN
The Bank of New York
90 Washington Street
New York, New York 10286

TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
Dean Witter Trust Company
Harborside Financial Center,
Plaza Two
Jersey City, New Jersey 07311

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036

INVESTMENT MANAGER
Dean Witter InterCapital Inc.
                                            PROSPECTUS -- JUNE 16, 1997

DEAN WITTER HIGH INCOME SECURITIES  TWO WORLD TRADE CENTER, NEW YORK, NEW YORK
                                    10048

LETTER TO THE SHAREHOLDERS MARCH 31, 1997

DEAR SHAREHOLDER:

The high-yield market posted solid returns during the past twelve months and outperformed most of the other fixed-income markets. With the economy rebounding from its late 1995 weakness and with corporate earnings holding up well during the year, the market was able to offset what was a relatively weak fixed-income environment.

In early 1996, investors were anticipating a recession, due to concern over a then-weakening economy. U.S. Treasury yields were lower than today's levels, with yields in the high-yield market higher. As the year played out, we saw the economy bounce back, corporate earnings hold up, the equity markets reach all-time highs and recession fears ease. The result was a somewhat weak and volatile U.S. Treasury market, while the high-yield market held up well, given the stronger than expected economy. Although yield spreads narrowed during the year, many B-rated issues still provide an attractive yield advantage (nearly 400 basis points) over U.S. Treasuries and trade at or below par.

As Dean Witter High Income Securities begins its new fiscal year, a correction is under way across most of the financial markets, including the high-yield bond sector. On the heels of a credit tightening by the Federal Reserve Board in late March, considerable nervousness has been evident in both the equity and fixed-income markets. Speculation as to the timing and impact of any further increases in interest rates has created uncertainty on the part of many investors. The high-yield market also has felt this weakness, as investors attempt to discount the possibility of slowing in the economy within the context of any further tightening by the Federal Reserve Board.

PERFORMANCE AND PORTFOLIO STRATEGY

Against this backdrop, Dean Witter High Income Securities produced a total return of 10.71 percent for the twelve-month period ended March 31, 1997, based on its net asset value (NAV) of $9.80 per share plus reinvestment of dividends and capital gains distributions. This compares to returns of 10.64 percent for the Lehman High Yield Index

DEAN WITTER HIGH INCOME SECURITIES
LETTER TO THE SHAREHOLDERS MARCH 31, 1997, CONTINUED

and a return of 10.30 percent for the Lipper High Yield Bond Fund Index during the same period. Over the past twelve months, the Fund continued to distribute regular income dividends at a rate of $0.08 per share per month. For the full twelve-month period, the Fund's distributions totaled approximately $1.14 per share, including an extra income dividend of $0.068 per share and capital gain distributions of $0.106011 per share. On March 31, 1997, the Fund's net assets exceeded $1.1 billion. The accompanying chart illustrates the growth of a $10,000 investment in the Fund since inception (June 2, 1994) through the fiscal year ended March 31, 1997, compared to a similar investment in the issues that comprise the Lehman Brothers Mutual Fund Corporate/High Yield Index, the Lehman Brothers High Yield Index and the Lipper High Yield Bond Funds Index.
(Note: We will be changing the
benchmark that we measure the Fund's                [GRAPHIC]
performance against from the Lehman
Brothers Mutual Fund Corporate/High
Yield Index to the Lehman Brothers High
Yield Index, which represents the
Fund's portfolio composition more
accurately.)

As the economy has continued to expand
over the past few years, we have tended
to concentrate on B-rated issues. In a
growing economy one can find
undervalued "upgrade" candidates in
this sector of the market that provide
attractive yields as well as
appreciation potential. We therefore
continue to feel that many of these
issues are very attractive long-term
investments. However, given today's
higher interest rate environment and a
potentially slowing economy down the
road, we have recently taken some
defensive steps with the portfolio.
Over the past six to nine months, we
have upgraded the portfolio by
increasing our allocation to the
higher-quality end of the market
(BB-rated issues or higher) from 10
percent to 25 percent. We also sold
many of our heavily cyclical positions
and are now focused mainly on the more
predictable recession-resistant or
growth sectors of the economy. These
are areas which would tend to hold up
well in an

DEAN WITTER HIGH INCOME SECURITIES
LETTER TO THE SHAREHOLDERS MARCH 31, 1997, CONTINUED

economic slowdown. In certain of these sectors, such as media and telecommunications, we expect to see continued consolidation, which should bode well for most industry participants, including many of the portfolio's current holdings.

LOOKING AHEAD

Overall, we continue our primary focus on discounted B-rated investments yielding 10 percent or higher, which we feel possess appreciation potential as well as an attractive yield. In addition, while we are not expecting a recession in 1997, we have begun to take a more defensive approach in case of any economic slowing down the road as a result of today's higher interest rate environment.

We thank you for your continued support of Dean Witter High Income Securities and look forward to continuing to serve your investment needs.

Very truly yours,

/s/ CHARLES A. FIUMEFREDDO

CHARLES A. FIUMEFREDDO
CHAIRMAN OF THE BOARD

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
             CORPORATE BONDS (93.2%)
             AEROSPACE (0.8%)
 $   9,000   Sabreliner Corp. (Series B)..............    12.50   %    04/15/03  $       8,685,000
                                                                                 -----------------
             AUTOMOTIVE (6.9%)
     8,950   APS, Inc.................................    11.875       01/15/06          9,039,500
    13,505   Envirotest Systems, Inc..................     9.125       03/15/01         12,694,700
    30,000   General Motors Acceptance Corp...........    15.00        03/17/98         32,346,000
    23,000   Toyota Motor Credit Corp.................    15.00        09/26/97         23,990,150
                                                                                 -----------------
                                                                                        78,070,350
                                                                                 -----------------
             BROADCAST MEDIA (3.9%)
     9,350   Adams Outdoor Advertising L.P............    10.75        03/15/06          9,887,625
     9,750   Capstar Broadcasting Partners - 144A*....    12.75++      02/01/09          5,167,500
    11,500   Paxson Communications Corp...............    11.625       10/01/02         12,132,500
     9,749   Spanish Broadcasting System, Inc.........     7.50        06/15/02         10,480,175
     7,000   STC Broadcasting, Inc. - 144A*...........    11.00        03/15/07          6,930,000
                                                                                 -----------------
                                                                                        44,597,800
                                                                                 -----------------
             BUSINESS SERVICES (5.2%)
    21,365   Anacomp, Inc.............................    13.00+       06/04/02         22,219,553
    20,000   Anacomp, Inc. - 144A*....................    10.875       04/01/04         19,794,000
    16,000   Xerox Credit Corp........................    15.00        06/10/97         16,273,920
                                                                                 -----------------
                                                                                        58,287,473
                                                                                 -----------------
             CABLE & TELECOMMUNICATIONS (15.5%)
    10,828   Adelphia Communications Corp. (Series
               B).....................................     9.50+       02/15/04          9,284,766
    10,500   Adelphia Communications, Inc. - 144A*....     9.875       03/01/07          9,843,750
    11,050   American Communications Services, Inc....    13.00++      11/01/05          6,685,250
    10,050   American Communications Services, Inc....    12.75++      04/01/06          5,678,250
    14,000   AT&T Capital Corp........................    15.00        05/05/97         14,112,980
    13,500   Cablevision Systems Corp.................    10.50        05/15/16         13,601,250
     4,599   Cablevision Systems Corp.................     9.875       04/01/23          4,392,045
    10,750   Charter Communication South East L.P.
               (Series B).............................    11.25        03/15/06         11,180,000
    22,306   Falcon Holdings Group L.P. (Series B)....    11.00+       09/15/03         20,409,950
    10,000   FrontierVision Operating Partners,
               L.P....................................    11.00        10/15/06          9,975,000
    24,800   Hyperion Telecommunication, Inc. (Series
               B).....................................    13.00++      04/15/03         13,516,000
    20,400   In-Flight Phone Corp. (Series B) (b).....    14.00++      05/15/02          1,734,000
    10,000   IXC Communications, Inc. (Series B)......    12.50        10/01/05         10,900,000
    10,750   Paging Network, Inc......................    10.125       08/01/07          9,701,875

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $   5,000   Paging Network, Inc......................    10.00   %    10/15/08  $       4,437,500
    10,000   Peoples Telephone Co., Inc...............    12.25        07/15/02         10,625,000
    10,000   Rifkin Acquisition Partners L.P..........    11.125       01/15/06         10,050,000
    10,500   Shared Technology/Fairchild, Inc.........    12.25++      03/01/06          8,610,000
                                                                                 -----------------
                                                                                       174,737,616
                                                                                 -----------------
             COMPUTER EQUIPMENT (6.8%)
    14,000   Advanced Micro Devices, Inc..............    11.00        08/01/03         15,330,000
    31,500   IBM Credit Corp..........................    15.00        03/04/98         33,936,840
     7,000   Unisys Corp..............................    15.00        07/01/97          7,157,500
    17,500   Unisys Corp. (Conv.).....................     8.25        03/15/06         20,017,550
                                                                                 -----------------
                                                                                        76,441,890
                                                                                 -----------------
             CONSUMER PRODUCTS (1.3%)
     5,500   J.B. Williams Holdings, Inc..............    12.00        03/01/04          5,678,750
     8,750   Renaissance Cosmetics, Inc. - 144A*......    11.75        02/15/04          8,837,500
                                                                                 -----------------
                                                                                        14,516,250
                                                                                 -----------------
             CONTAINERS (2.8%)
     7,500   Mail-Well Corp...........................    10.50        02/15/04          7,725,000
     9,475   Packaging Resources, Inc.................    11.625       05/01/03          9,759,250
    13,500   Silgan Corp..............................    11.75        06/15/02         14,360,625
                                                                                 -----------------
                                                                                        31,844,875
                                                                                 -----------------
             ELECTRICAL & ALARM SYSTEMS (0.9%)
    11,000   Mosler, Inc..............................    11.00        04/15/03         10,340,000
                                                                                 -----------------
             ENTERTAINMENT/GAMING & LODGING (9.5%)
     9,850   AMF Group Inc. (Series B)................    10.875       03/15/06         10,268,625
    12,000   Fitzgeralds Gaming Corp. (Units)++.......    13.00        12/31/02         10,230,000
    14,250   Lady Luck Gaming Finance Corp............    11.875       03/01/01         13,929,375
     6,377   MGM Grand Hotels Corp. (Series A)........    11.75        05/01/99          6,528,454
    19,730   MGM Grand Hotels Corp....................    12.00        05/01/02         20,889,137
     8,000   Motels of America, Inc. (Series B).......    12.00        04/15/04          6,960,000
     9,925   Players International, Inc...............    10.875       04/15/05         10,272,375
     9,900   Plitt Theaters, Inc. (Canada)............    10.875       06/15/04         10,098,000
    10,100   Station Casinos, Inc. (Series B).........     9.625       06/01/03          9,595,000
     8,750   Stuart Entertainment, Inc. - 144A*.......    12.50        11/15/04          8,050,000
                                                                                 -----------------
                                                                                       106,820,966
                                                                                 -----------------
             FINANCIAL (4.8%)
    29,000   General Electric Capital Corp............    13.50        01/20/98         30,654,160
    23,000   Household Finance Corp...................    15.00        09/25/97         23,988,540
                                                                                 -----------------
                                                                                        54,642,700
                                                                                 -----------------
             FOODS & BEVERAGES (8.1%)
    21,961   Envirodyne Industries, Inc...............    10.25        12/01/01         21,741,390
    11,221   Fleming Companies, Inc...................    10.625       12/15/01         11,249,052

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $  23,750   General Mills, Inc.......................    13.50   %    01/21/98  $      25,078,813
    72,425   Specialty Foods Acquisition Corp. (Series
               B).....................................    13.00++      08/15/05         33,315,500
                                                                                 -----------------
                                                                                        91,384,755
                                                                                 -----------------
             HEALTHCARE (1.5%)
    11,975   Unilab Corp..............................    11.00        04/01/06          9,101,000
    10,000   Unison Healthcare Corp. - 144A*..........    12.25        11/01/06          8,100,000
                                                                                 -----------------
                                                                                        17,201,000
                                                                                 -----------------
             MANUFACTURING (7.2%)
     7,900   Berry Plastics Corp......................    12.25        04/15/04          8,690,000
     9,075   Cabot Safety Corp........................    12.50        07/15/05          9,755,625
    11,000   Exide Electronics Group, Inc. (Series
               B).....................................    11.50        03/15/06         11,742,500
    11,500   International Wire Group, Inc............    11.75        06/01/05         12,161,250
    30,000   John Deere Capital Corp..................    15.00        02/24/98         32,264,400
     7,230   Uniroyal Technology Corp.................    11.75        06/01/03          7,230,000
                                                                                 -----------------
                                                                                        81,843,775
                                                                                 -----------------
             MANUFACTURING - DIVERSIFIED (5.0%)
     9,650   Foamex L.P...............................    11.875       10/01/04         10,397,875
    10,000   Interlake Corp...........................    12.125       03/01/02         10,450,000
     8,350   J.B. Poindexter & Co., Inc...............    12.50        05/15/04          8,527,438
     7,000   Jordan Industries, Inc...................    10.375       08/01/03          6,965,000
    35,500   Jordan Industries, Inc. - 144A*..........    11.75++      04/01/09         20,103,650
                                                                                 -----------------
                                                                                        56,443,963
                                                                                 -----------------
             OIL & GAS (1.9%)
     3,000   Petro Stopping Centers L.P. - 144A*......    10.50        02/01/07          3,030,000
    17,000   TransTexas Gas Corp......................    11.50        06/15/02         18,742,500
                                                                                 -----------------
                                                                                        21,772,500
                                                                                 -----------------
             PUBLISHING (3.4%)
    11,175   Affiliated Newspapers Investments,
               Inc....................................    13.25++      07/01/06          9,219,375
     8,200   American Media Operations, Inc...........    11.625       11/15/04          8,856,000
     4,500   MDC Communications Corp..................    10.50        12/01/06          4,657,500
     5,000   Petersen Publishing, Inc. (Series B).....    11.125       11/15/06          5,350,000
    10,100   United States Banknote Corp..............    10.375       06/01/02         10,074,750
                                                                                 -----------------
                                                                                        38,157,625
                                                                                 -----------------
             RESTAURANTS (3.1%)
    12,000   American Restaurant Group Holdings,
               Inc....................................    14.00++      12/15/05          5,250,000
    17,000   American Restaurant Group Holdings, Inc.
               - 144A*................................    14.00++      12/15/05          7,437,500

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $   3,000   Ameriking, Inc...........................    10.75   %    12/01/06  $       3,105,000
    10,437   Carrols Corp.............................    11.50        08/15/03         10,958,850
     7,647   FRD Acquisition Corp. (Series B).........    12.50        07/15/04          7,991,115
                                                                                 -----------------
                                                                                        34,742,465
                                                                                 -----------------
             RETAIL (0.4%)
    10,450   County Seat Stores Co. (a)...............    12.00        10/01/02          4,754,750
                                                                                 -----------------
             RETAIL - FOOD CHAINS (2.1%)
     9,000   Jitney-Jungle Stores of America, Inc.....    12.00        03/01/06          9,540,000
    14,200   Pathmark Stores, Inc.....................     9.625       05/01/03         13,383,500
     1,000   Ralphs Grocery Co........................    10.45        06/15/04          1,030,000
                                                                                 -----------------
                                                                                        23,953,500
                                                                                 -----------------
             TEXTILES (1.9%)
    10,030   Reeves Industries, Inc...................    11.00        07/15/02          9,403,125
    13,400   U.S. Leather, Inc........................    10.25        07/31/03         11,524,000
                                                                                 -----------------
                                                                                        20,927,125
                                                                                 -----------------
             TRANSPORTATION (0.2%)
     1,750   Atlantic Express - 144A*.................    10.75        02/01/04          1,789,375
                                                                                 -----------------

             TOTAL CORPORATE BONDS
             (IDENTIFIED COST $1,065,113,290)..................................      1,051,955,753
                                                                                 -----------------

 NUMBER OF
  SHARES
-----------
             COMMON STOCKS (c) (2.6%)
             FOODS & BEVERAGES (0.5%)
   490,000   Seven-Up/RC Bottling Co. Southern California, Inc (d)................          5,787,880
   300,975   Specialty Foods Acquisition Corp. - 144A*............................            300,975
                                                                                    -----------------
                                                                                            6,088,855
                                                                                    -----------------
             HEALTHCARE (0.1%)
 1,358,200   Unilab Corp..........................................................            933,763
                                                                                    -----------------
             MANUFACTURING - DIVERSIFIED (2.0%)
   835,689   Thermadyne Holdings Corp. (d)........................................         22,668,064
                                                                                    -----------------
             RESTAURANTS (0.0%)
    12,000   American Restaurant Group Holdings, Inc. - 144A*.....................             12,000
                                                                                    -----------------

             TOTAL COMMON STOCKS
             (IDENTIFIED COST $21,786,775)........................................         29,702,682
                                                                                    -----------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 NUMBER OF
  SHARES                                                                                  VALUE
-----------------------------------------------------------------------------------------------------
             PREFERRED STOCK (0.2%)
             ENTERTAINMENT/GAMING & LODGING
    80,000   Fitzgeralds Gaming Corp. (Units) ++
               (Identified Cost $2,000,000).......................................  $       1,840,000
                                                                                    -----------------

 NUMBER OF                                                           EXPIRATION
 WARRANTS                                                               DATE
-----------                                                          -----------
             WARRANTS (c) (0.1%)
             CABLE & TELECOMMUNICATIONS (0.1%)
    17,000   Hyperion Telecommunication, Inc. (Series B) - 144A*...     04/01/01            510,000
                                                                                  -----------------
             ENTERTAINMENT/GAMING & LODGING (0.0%)
     9,000   Fitzgeralds Gaming Corp...............................     12/19/98              9,035
     3,500   Fitzgeralds South Inc. - 144A*........................     03/15/99         --
                                                                                  -----------------
                                                                                              9,035
                                                                                  -----------------
             MANUFACTURING (0.0%)
     6,000   Exide Electronics Group, Inc. - 144A*.................     03/15/06            240,000
    20,000   Uniroyal Technology Corp..............................     06/01/03             20,000
                                                                                  -----------------
                                                                                            260,000
                                                                                  -----------------

             TOTAL WARRANTS
             (IDENTIFIED COST $626,644).........................................            779,035
                                                                                  -----------------

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE
-----------                                             -----------  ----------
             SHORT-TERM INVESTMENTS (2.3%)
             U.S. GOVERNMENT AGENCY (e) (0.7%)
 $   8,000   Federal Home Loan Banks (Amortized Cost
               $7,998,800)............................     5.40   %    04/02/97          7,998,800
                                                                                 -----------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
             REPURCHASE AGREEMENT (1.6%)
 $  18,084   The Bank of New York (dated 03/31/97;
               proceeds $18,086,441; collateralized by
               $18,811,006 U.S. Treasury Note 6.25%
               due 02/15/03 valued at $18,445,416)
               (Identified Cost $18,083,741)..........     5.375  %    04/01/97  $      18,083,741
                                                                                 -----------------

             TOTAL SHORT-TERM INVESTMENTS
             (IDENTIFIED COST $26,082,541).....................................         26,082,541
                                                                                 -----------------

             TOTAL INVESTMENTS
             (IDENTIFIED COST $1,115,609,250) (F)......................   98.4%      1,110,360,011

             OTHER ASSETS IN EXCESS OF LIABILITIES.....................    1.6          18,720,866
                                                                         ------   ----------------

             NET ASSETS................................................  100.0%   $  1,129,080,877
                                                                         ------   ----------------
                                                                         ------   ----------------

---------------------
 *   Resale is restricted to qualified institutional investors.
 +   Payment-in-kind security.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
++ Consists of one or more class of securities traded together as a unit; bonds or preferred stocks with attached warrants.
(a)  Non-income producing security; bond in default.
(b)  Non-income producing security; issuer in bankruptcy.
(c)  Non-income producing securities.
(d)  Acquired through exchange offer.
(e) Security was purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(f) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $35,594,566 and the aggregate gross unrealized depreciation is $40,843,805, resulting in net unrealized depreciation of $5,249,239.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
MARCH 31, 1997

ASSETS:
Investments in securities, at value
  (identified cost $1,115,609,250)..........................  $1,110,360,011
Receivable for:
    Interest................................................      22,160,555
    Investments sold........................................      20,135,679
    Shares of beneficial interest sold......................       6,622,760
Deferred organizational expenses............................          70,539
Prepaid expenses............................................          26,377
                                                              --------------

     TOTAL ASSETS...........................................   1,159,375,921
                                                              --------------

LIABILITIES:
Payable for:
    Investments purchased...................................      25,503,561
    Shares of beneficial interest repurchased...............       1,785,316
    Dividends to shareholders...............................       1,505,306
    Plan of distribution fee................................         752,441
    Investment management fee...............................         431,584
Accrued expenses............................................         316,836
                                                              --------------

     TOTAL LIABILITIES......................................      30,295,044
                                                              --------------

NET ASSETS:
Paid-in-capital.............................................   1,144,188,118
Net unrealized depreciation.................................      (5,249,239)
Accumulated undistributed net investment income.............       1,795,238
Accumulated net realized loss...............................     (11,653,240)
                                                              --------------

     NET ASSETS.............................................  $1,129,080,877
                                                              --------------
                                                              --------------

NET ASSET VALUE PER SHARE,
  115,231,451 SHARES OUTSTANDING (UNLIMITED SHARES
  AUTHORIZED OF $.01 PAR VALUE).............................
                                                                       $9.80
                                                              --------------
                                                              --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 1997

NET INVESTMENT INCOME:

INTEREST INCOME.............................................  $ 92,540,476
                                                              ------------

EXPENSES
Plan of distribution fee....................................     6,228,452
Investment management fee...................................     3,685,133
Transfer agent fees and expenses............................       406,387
Registration fees...........................................       286,221
Professional fees...........................................        56,237
Shareholder reports and notices.............................        54,942
Custodian fees..............................................        45,434
Organizational expenses.....................................        32,000
Trustees' fees and expenses.................................        14,811
Other.......................................................        13,809
                                                              ------------

     TOTAL EXPENSES.........................................    10,823,426
                                                              ------------

     NET INVESTMENT INCOME..................................    81,717,050
                                                              ------------

NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss...........................................   (10,135,805)
Net change in unrealized depreciation.......................     1,728,943
                                                              ------------

     NET LOSS...............................................    (8,406,862)
                                                              ------------

NET INCREASE................................................  $ 73,310,188
                                                              ------------
                                                              ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                              FOR THE YEAR
                                                                  ENDED       FOR THE YEAR
                                                                MARCH 31,        ENDED
                                                                  1997       MARCH 31, 1996
-------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income.......................................  $  81,717,050   $  37,030,684
Net realized gain (loss)....................................    (10,135,805)      8,183,189
Net change in unrealized depreciation.......................      1,728,943      (6,754,811)
                                                              -------------  --------------

     NET INCREASE...........................................     73,310,188      38,459,062
                                                              -------------  --------------

DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income.......................................    (82,972,651)    (34,585,105)
Net realized gain...........................................     (6,935,617)     (1,424,003)
                                                              -------------  --------------

     TOTAL..................................................    (89,908,268)    (36,009,108)
                                                              -------------  --------------
Net increase from transactions in shares of beneficial
  interest..................................................    640,188,381     334,159,446
                                                              -------------  --------------

     NET INCREASE...........................................    623,590,301     336,609,400

NET ASSETS:
Beginning of period.........................................    505,490,576     168,881,176
                                                              -------------  --------------

     END OF PERIOD
    (INCLUDING UNDISTRIBUTED NET INVESTMENT INCOME OF
    $1,795,238 AND $3,050,651, RESPECTIVELY)................  $1,129,080,877  $ 505,490,576
                                                              -------------  --------------
                                                              -------------  --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Income Securities (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund seeks to achieve its objective by investing primarily in lower-rated fixed income securities. The Fund was organized as a Massachusetts business trust on March 23, 1994 and commenced operations on June 2, 1994.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- (1) an equity security listed or traded on the New York, American or other domestic or foreign stock exchange is valued at its latest sale price on that exchange prior to the time when assets are valued, if there were no sales that day, the security is valued at the latest bid price (in cases where a security is traded on more than one exchange, the security is valued on the exchange designated as the primary market pursuant to procedures adopted by the Trustees); (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation; (3) when market quotations are not readily available, including circumstances under which it is determined by Dean Witter InterCapital Inc. (the "Investment Manager") that sale and bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Trustees (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Trustees. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the ex-date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

E. ORGANIZATIONAL EXPENSES -- The Investment Manager paid the organizational expenses of the Fund in the amount of approximately $154,000 which haven been reimbursed for the full amount thereof. Such expenses have been deferred and are being amortized on the straight-line method over a period not to exceed five years from the commencement of operations.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the annual rate of 0.50% to the net assets of the Fund determined as of the close of each business day. Effective May 1, 1996, the annual rate was reduced to 0.425% for net assets in excess of $500 million.

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. PLAN OF DISTRIBUTION

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Fund has adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act pursuant to which the Fund pays the Distributor compensation, accrued daily and payable monthly, at an annual rate of 0.80% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the Fund's inception (not including reinvestment of dividend or capital gain distributions) less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or (b) the Fund's average daily net assets. Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by it and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to, and expenses of, the account executives of Dean Witter Reynolds Inc., an affiliate of the Investment Manager and Distributor, and other employees or selected broker-dealers who engage in or support distribution of the Fund's shares or who service shareholder accounts, including overhead and telephone expenses, printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may be compensated under the Plan for its opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses incurred by the Distributor.

Provided that the Plan continues in effect, any cumulative expenses incurred but not yet recovered may be recovered through future distribution fees from the Fund and contingent deferred sales charges from the Fund's shareholders.

Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. The Distributor has advised the Fund that such excess amounts, including carrying charges, totaled $28,870,822 at March 31, 1997.

The Distributor has informed the Fund that for the year ended March 31, 1997, it received approximately $1,408,000 in contingent deferred sales charges from certain redemptions of the Fund's shares.

4. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended March 31, 1997 aggregated $882,695,717 and $301,847,787, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager and the Distributor, is the Fund's transfer agent. At March 31, 1997, the Fund had transfer agent fees and expenses payable of approximately $66,000.

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                                          FOR THE YEAR                 FOR THE YEAR
                                                                             ENDED                        ENDED
                                                                         MARCH 31, 1997               MARCH 31, 1996
                                                                   --------------------------   --------------------------
                                                                     SHARES         AMOUNT        SHARES         AMOUNT
                                                                   -----------   ------------   -----------   ------------
Sold.............................................................   92,034,373   $915,772,428    41,085,242   $408,356,512
Reinvestment of dividends and distributions......................    3,505,097     34,682,684     1,336,198     13,186,801
                                                                   -----------   ------------   -----------   ------------
                                                                    95,539,470    950,455,112    42,421,440    421,543,313
Repurchased......................................................  (31,220,883)  (310,266,731)   (8,797,583)   (87,383,867)
                                                                   -----------   ------------   -----------   ------------
Net increase.....................................................   64,318,587   $640,188,381    33,623,857   $334,159,446
                                                                   -----------   ------------   -----------   ------------
                                                                   -----------   ------------   -----------   ------------

6. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $6,272,000 during fiscal 1997.

As of March 31, 1997, the Fund had temporary book/tax differences attributable to post-October losses and capital loss deferrals on wash sales.

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                            FOR THE PERIOD
                                         FOR THE            FOR THE         JUNE 2, 1994*
                                        YEAR ENDED         YEAR ENDED          THROUGH
                                      MARCH 31, 1997     MARCH 31, 1996     MARCH 31, 1995
-------------------------------------------------------------------------------------------

PER SHARE OPERATING PERFORMANCE:

Net asset value, beginning of
 period............................      $  9.93            $  9.77            $ 10.00
                                           -----             ------             ------

Net investment income..............         0.99               1.03               0.75
Net realized and unrealized gain
 (loss)............................         0.02               0.18              (0.26)
                                           -----             ------             ------

Total from investment operations...         1.01               1.21               0.49
                                           -----             ------             ------

Less dividends and distributions
 from:
   Net investment income...........        (1.03)             (1.01)             (0.72)
   Net realized gain...............        (0.11)             (0.04)           --
                                           -----             ------             ------

Total dividends and
 distributions.....................        (1.14)             (1.05)             (0.72)
                                           -----             ------             ------

Net asset value, end of period.....      $  9.80            $  9.93            $  9.77
                                           -----             ------             ------
                                           -----             ------             ------

TOTAL INVESTMENT RETURN+...........        10.71%             12.85%              5.19%(1)

RATIOS TO AVERAGE NET ASSETS:
Expenses...........................         1.39%              1.49%              1.55%(2)(3)

Net investment income..............        10.50%             11.22%             10.85%(2)(3)

SUPPLEMENTAL DATA:
Net assets, end of period, in
 millions..........................      $ 1,129            $   505            $   169

Portfolio turnover rate............           42%                69%                53%(1)

---------------------
 *   Commencement of operations.
 + Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
(1)  Not annualized.
(2)  Annualized.
(3) If the Fund had borne all the expenses that were reimbursed or waived by the Investment Manager, the annualized expense and net investment ratios would have been 1.65% and 10.75%, respectively.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER HIGH INCOME SECURITIES

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter High Income Securities (the "Fund") at March 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period June 2, 1994 (commencement of operations) through March 31, 1995, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 1997 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036
MAY 9, 1997

                      1997 FEDERAL TAX NOTICE (UNAUDITED)

       During the year ended March 31, 1997, the Fund paid to its shareholders $0.01 per share from long-term capital gains.

                    DEAN WITTER HIGH YIELD SECURITIES INC.

                                    PART B
                     STATEMENT OF ADDITIONAL INFORMATION

   This Statement of Additional Information relates to the shares of Dean Witter High Yield Securities Inc. ("High Yield") to be issued pursuant to an Agreement and Plan of Reorganization, dated June 30, 1997, between High Yield and Dean Witter High Income Securities ("High Income") in connection with the acquisition by High Yield of substantially all of the assets, subject to stated liabilities, of High Income. This Statement of Additional Information does not constitute a prospectus. This Statement of Additional Information does not include all information that a shareholder should consider before voting on the proposals contained in the Proxy Statement and Prospectus, and, therefore, should be read in conjunction with the related Proxy Statement and
Prospectus, dated August   , 1997. A copy of the Proxy Statement and
Prospectus may be obtained without charge by mailing a written request to High Yield at Two World Trade Center, New York, New York 10048 or by calling
(212) 392-2550 or (800) 526-3143 (TOLL FREE). Please retain this document for future reference.




THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS AUGUST   , 1997.

                               TABLE OF CONTENTS

                                                PAGE
                                             --------
INTRODUCTION ................................   B-3
ADDITIONAL INFORMATION ABOUT HIGH YIELD  ....   B-3
FINANCIAL STATEMENTS ........................   B-4

                                 INTRODUCTION


   This Statement of Additional Information is intended to supplement the
information provided in the Proxy Statement and Prospectus dated August   ,
1997 (the "Proxy Statement and Prospectus"). The Proxy Statement and Prospectus has been sent to High Income shareholders in connection with the solicitation of proxies by the Board of Trustees of High Income to be voted at the Special Meeting of Shareholders of High Income to be held on October 24, 1997. This Statement of Additional Information incorporates by reference the Statement of Additional Information of High Yield dated July 28, 1997 and the Statement of Additional Information of High Income dated June 16, 1997.


                   ADDITIONAL INFORMATION ABOUT HIGH YIELD

INVESTMENT OBJECTIVES AND POLICIES

   For additional information about High Yield's investment objectives and policies, see "Investment Practices and Policies" and "Investment
Restrictions" in High Yield's Statement of Additional Information.

MANAGEMENT

   For additional information about the Board of Directors, officers and management personnel of High Yield , see "The Fund and Its Management" and "Directors and Officers" in High Yield's Statement of Additional Information.

INVESTMENT ADVISORY AND OTHER SERVICES

   For additional information about High Yield's investment manager, see "The Fund and Its Management" in High Yield's Statement of Additional Information. For additional information about High Yield's independent auditors, see "Independent Accountants" in High Yield's Statement of Additional Information. For additional information about other services provided to High Yield see "Custodian and Transfer Agent" and "Shareholder Services" in High Yield's Statement of Additional Information.

PORTFOLIO TRANSACTIONS AND BROKERAGE

   For additional information about brokerage allocation practices, see "Portfolio Transactions and Brokerage" in High Yield's Statement of Additional Information.

DESCRIPTION OF FUND SHARES

   For additional information about the voting rights and other characteristics of the shares of High Yield, see "Description of Common Stock" in High Yield's Statement of Additional Information.

PURCHASE, REDEMPTION AND PRICING OF SHARES

   For additional information about the purchase and redemption of High Yield's shares and the determination of net asset value, see "Purchase of Fund Shares," "Redemptions and Repurchases," "Financial Statements -- August 31, 1996" and "Shareholder Services" in High Yield's Statement of Additional Information.

DIVIDENDS, DISTRIBUTIONS AND TAX STATUS

   For additional information about High Yield's policies regarding dividends and distributions and tax matters affecting High Yield and its shareholders, see "Dividends, Distributions and Taxes" and "Financial Statements -- August 31, 1996" in High Yield's Statement of Additional Information.

 DISTRIBUTION OF SHARES

   For additional information about High Yield's distributor and the distribution agreement between High Yield and its distributor, see "Purchase of Fund Shares" in High Yield's Statement of Additional Information.

PERFORMANCE DATA

   For additional information about High Yield's performance data, see "Performance Information" in High Yield's Statement of Additional
Information.

                             FINANCIAL STATEMENTS


   High Yield's most recent audited financial statements are set forth in High Yield's Annual Report for the fiscal year ended August 31, 1996 and High Yield's updated, unaudited financial statements are set forth in its Semi-Annual Report for the six month period ended February 28, 1997. Copies of both Reports accompany, and are incorporated by reference in, the Proxy Statement and Prospectus. High Income's most recent audited financial statements are set forth in High Income's Annual Report for the fiscal year ended March 31, 1997, which is incorporated by reference to the Proxy Statement and Prospectus.

                    DEAN WITTER HIGH YIELD SECURITIES INC.
                        PRO FORMA FINANCIAL STATEMENTS
                     STATEMENT OF ASSETS AND LIABILITIES
                          MARCH 31, 1997 (UNAUDITED)

                                                             DEAN WITTER         DEAN WITTER
                                                             HIGH YIELD          HIGH INCOME         COMBINED
                                                           SECURITIES INC.        SECURITIES         (NOTE 1)
                                                       --------------------- ------------------ ----------------
ASSETS:
Investments in securities, at value (identified
 cost--$538,363,244, $1,115,609,250 and
 $1,653,972,494, respectively) ........................     $ 458,066,554       $1,110,360,011    $1,568,426,565
Receivable for:
 Interest .............................................        10,245,586           22,160,555        32,406,141
 Investments sold .....................................        13,464,215           20,135,679        33,599,894
 Fund shares sold .....................................           340,491            6,622,760         6,963,251
Receivable from affiliate (1) .........................           --                    70,539            70,539
Prepaid expenses and other assets .....................            78,603               26,377           104,980
                                                       --------------------- ------------------ ----------------
  TOTAL ASSETS ........................................       482,195,449        1,159,375,921     1,641,571,370
                                                       --------------------- ------------------ ----------------
LIABILITIES:
Payable for:
 Investments purchased ................................        14,232,180           25,503,561        39,735,741
 Fund shares repurchased ..............................           600,869            1,785,316         2,386,185
 Dividends to shareholders ............................           904,907            1,505,306         2,410,213
 Plan of distribution fee .............................           --                   752,441           752,441
 Investment management fee ............................           199,948              431,584           631,532
Accrued expenses and other payables ...................           246,275              316,836           563,111
                                                       --------------------- ------------------ ----------------
  TOTAL LIABILITIES ...................................        16,184,179           30,295,044        46,479,223
                                                       --------------------- ------------------ ----------------
NET ASSETS:
Paid-in-capital (Note 3) ..............................       763,707,900        1,144,188,306     1,907,896,206
Net unrealized depreciation............................       (80,296,690)          (5,249,239)      (85,545,929)
Accumulated undistributed net investment income .......         2,979,230            1,795,050         4,774,280
Accumulated net realized loss (Note 3) ................      (220,379,170)         (11,653,240)     (232,032,410)
                                                       --------------------- ------------------ ----------------
  NET ASSETS ..........................................     $ 466,011,270       $1,129,080,877    $1,595,092,147
                                                       ===================== ================== ================
NET ASSET VALUE PER SHARE .............................     $        6.57       $         9.80    $         6.57
                                                       ===================== ================== ================
SHARES OUTSTANDING (Notes 1 and 2) ....................        70,887,414          115,231,451       242,741,429
                                                       ===================== ================== ================

------------
(1) Reflects reclassification of unamortized organizational expenses which will be reimbursed by Dean Witter InterCapital Inc., the Fund's Investment Manager.

                 See Notes to Pro Forma Financial Statements

                    DEAN WITTER HIGH YIELD SECURITIES INC.
                        PRO FORMA FINANCIAL STATEMENTS
                           STATEMENT OF OPERATIONS
            FOR THE TWELVE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                          DEAN WITTER      DEAN WITTER      PRO FORMA
                                          HIGH YIELD       HIGH INCOME     ADJUSTMENTS
                                        SECURITIES INC.     SECURITIES       (NOTE 3)       COMBINED
                                      ----------------- ---------------- -------------- --------------
NET INVESTMENT INCOME:
INTEREST INCOME ......................   $ 57,632,696      $ 92,540,476    $              $150,173,172
                                                                                --
                                      ----------------- ---------------- -------------- --------------
EXPENSES
 Plan of distribution fee ............        --              6,228,452       (389,335)(1)   5,839,117
 Investment management fee............      2,316,252         3,685,133       (653,743)(2)   5,347,642
 Transfer agent fees and expenses  ...        525,076           406,387         --             931,463
 Professional fees ...................         65,977            56,237        (56,237)(3)      65,977
 Shareholder reports and notices  ....         56,344            54,942        (26,300)(3)      84,986
 Custodian fees.......................         47,551            45,434         --              92,985
 Registration fees....................         40,026           286,221         (2,366)(3)     323,881
 Organizational expenses .............        --                 32,000        (32,000)(4)     --
 Trustees' fees and expenses .........         10,907            14,811        (14,811)(3)      10,907
 Other................................         11,695            13,809        (13,809)(3)      11,695
                                      ----------------- ---------------- -------------- --------------
  TOTAL EXPENSES .....................      3,073,828        10,823,426     (1,188,601)     12,708,653
                                      ----------------- ---------------- -------------- --------------
  NET INVESTMENT INCOME ..............     54,558,868        81,717,050      1,188,601     137,464,519
                                      ----------------- ---------------- -------------- --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS):
Net realized loss ....................    (41,344,951)      (10,135,805)        --         (51,480,756)
Net change in unrealized                   33,732,663         1,728,943         --          35,461,606
 depreciation.........................
                                      ----------------- ---------------- -------------- --------------
  NET LOSS ...........................     (7,612,288)       (8,406,862)        --         (16,019,150)
                                      ----------------- ---------------- -------------- --------------
   NET INCREASE ......................   $ 46,946,580      $ 73,310,188    $ 1,188,601    $121,445,369
                                      ================= ================ ============== ==============

------------
(1) Reflects adjustment to plan of distribution fee based on the Class B fee schedule of the surviving Fund.
(2) Reflects adjustment to investment management fees based on the surviving Fund's fee schedule.
(3)    Reflects elimination of duplicate services or fees.
(4)    Prepaid organizational expenses will not be assumed by the surviving
       Fund.

                 See Notes to Pro Forma Financial Statements

                    DEAN WITTER HIGH YIELD SECURITIES INC.

                   NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                 (UNAUDITED)

1. BASIS OF COMBINATION -- The Pro Forma Statement of Assets and Liabilities, including the Portfolio of Investments, at March 31, 1997 and the related Statement of Operations ("Pro Forma Statements") for the twelve months ended March 31, 1997, reflect the accounts of Dean Witter High Yield Securities Inc. ("High Yield") and Dean Witter High Income Securities ("High Income").

The Pro Forma Statements give effect to the proposed transfer of all assets and liabilities of High Income in exchange for shares in High Yield. The Pro Forma Statements should be read in conjunction with the historical financial statements of each Fund included in its Prospectus or Statement of Additional Information.

2. FUND SHARES TRANSACTIONS -- The pro forma net asset value per share assumes the issuance of additional shares of High Yield which would have been issued on March 31, 1997 in connection with the proposed reorganization. The amount of additional shares assumed to be issued (171,854,015) was calculated based on the March 31, 1997 net assets of High Income ($1,129,080,877) and the net asset value per share of High Yield ($6.57).

3. PRO FORMA OPERATIONS -- On July 28, 1997, High Yield will begin offering four classes of shares. Class B shares of High Yield will be issued to High Income shareholders and High Yield shareholders will be issued Class D shares.

The Pro Forma Statement of Operations assumes similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of each Fund's gross investment income. Certain expenses have been adjusted to reflect the expected expenses of the combined entity. The Statement of Operations includes the actual operating expenses of the Funds and the pro forma expenses of the combined Fund based on the fee schedule in effect for High Yield at the combined level of average net assets for the twelve months ended March 31, 1997 except for the plan of distribution, the expenses of which are based on the proposed fee schedule for Class B shares of High Yield. It is intended that the combined Fund will bear all of its expenses. Pro forma operating expenses do not include the impact of estimated solicitation costs in connection with the reorganization, which will be paid by Dean Witter InterCapital Inc, the Investment Manager of both High Yield and High Income.

High Yield has a capital loss carryover of approximately $937 million and a net unrealized loss of approximately $80 million. Most of those built-in-losses and capital loss carryovers will not be available to offset realized capital gains of the combined fund. Only a portion of the unrealized capital losses and capital loss carryovers (i.e., approximately $27 million per year for seven years) will be available to offset realized net capital gains of the combined fund. After seven years, the unused loss carryover will be eliminated. To reflect the approximate limitation on the use of the carryover losses, paid-in-capital was charged $780,000,000 and accumulated net realized loss was credited $780,000,000.

                    DEAN WITTER HIGH YIELD SECURITIES INC.
           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                DEAN WITTER HIGH YIELD     DEAN WITTER HIGH INCOME
                                                    SECURITIES INC.              SECURITIES                   COMBINED
                                              ------------------------- --------------------------- ---------------------------
                                                PRINCIPAL                 PRINCIPAL                   PRINCIPAL
                                                  AMOUNT                    AMOUNT                      AMOUNT
                              COUPON  MATURITY     (In                       (In                         (In
                               RATE     DATE    thousands)     VALUE      thousands)      VALUE       thousands)      VALUE
                             ------- -------- ------------ ------------ ------------ -------------- ------------ --------------
CORPORATE BONDS (93.0%)
AEROSPACE (1.0%)
Sabreliner Corp. (Series B) . 12.50%  04/15/03   $ 8,000    $ 7,720,000    $ 9,000    $  8,685,000     $17,000    $ 16,405,000
                                                           ------------              --------------              --------------
AUTOMOTIVE (6.2%)
APS, Inc..................... 11.875  01/15/06     4,000      4,040,000      8,950       9,039,500      12,950      13,079,500
Envirotest Systems, Inc. ....  9.125  03/15/01     6,800      6,392,000     13,505      12,694,700      20,305      19,086,700
General Motors Acceptance
 Corp. ...................... 15.00   03/17/98      --           --         30,000      32,346,000      30,000      32,346,000
Toyota Motor Credit Corp. ... 15.00   09/26/97    10,000     10,430,500     23,000      23,990,150      33,000      34,420,650
                                                           ------------              --------------              --------------
                                                             20,862,500                 78,070,350                  98,932,850
                                                           ------------              --------------              --------------
BROADCAST MEDIA (4.2%)
Adams Outdoor Advertising
 L.P. ....................... 10.75   03/15/06     4,000      4,230,000      9,350       9,887,625      13,350      14,117,625
Capstar Broadcasting
 Partners -144A*............. 12.75++ 02/01/09     7,000      3,710,000      9,750       5,167,500      16,750       8,877,500
Paxson Communications Corp.   11.625  10/01/02     4,000      4,220,000     11,500      12,132,500      15,500      16,352,500
Spanish Broadcasting System,
 Inc. .......................  7.50   06/15/02     6,000      6,450,000      9,749      10,480,175      15,749      16,930,175
STC Broadcasting, Inc.
 -144A*...................... 11.00   03/15/07     4,000      3,960,000      7,000       6,930,000      11,000      10,890,000
                                                           ------------              --------------              --------------
                                                             22,570,000                 44,597,800                  67,167,800
                                                           ------------              --------------              --------------
BUSINESS SERVICES (5.0%)
Anacomp, Inc................. 13.00+  06/04/02      --           --         21,365      22,219,553      21,365      22,219,553
Anacomp, Inc. -144A*......... 10.875  04/01/04    10,000      9,897,000     20,000      19,794,000      30,000      29,691,000
Xerox Credit Corp. .......... 15.00   06/10/97    12,000     12,205,440     16,000      16,273,920      28,000      28,479,360
                                                           ------------              --------------              --------------
                                                             22,102,440                 58,287,473                  80,389,913
                                                           ------------              --------------              --------------
CABLE & TELECOMMUNICATIONS (15.2%)
Adelphia Communications
 Corp. (Series B)............  9.50+  02/15/04     5,416      4,644,221     10,828       9,284,766      16,244      13,928,987
Adelphia Communications,
 Inc. -144A*.................  9.875  03/01/07     5,200      4,875,000     10,500       9,843,750      15,700      14,718,750
American Communications
 Services, Inc............... 13.00++ 11/01/05     5,000      3,025,000     11,050       6,685,250      16,050       9,710,250
American Communications
 Services, Inc............... 12.75++ 04/01/06     5,000      2,825,000     10,050       5,678,250      15,050       8,503,250
AT&T Capital Corp............ 15.00   05/05/97      --           --         14,000      14,112,980      14,000      14,112,980
Cablevision Systems Corp.  .. 10.50   05/15/16     4,000      4,030,000     13,500      13,601,250      17,500      17,631,250
Cablevision Systems Corp.  ..  9.875  04/01/23      --           --          4,599       4,392,045       4,599       4,392,045
Charter Communication South
 East L.P.
 (Series B).................. 11.25   03/15/06     5,000      5,200,000     10,750      11,180,000      15,750      16,380,000
Falcon Holdings Group L.P.
 (Series B).................. 11.00+  09/15/03    10,627      9,723,320     22,306      20,409,950      32,933      30,133,270
FrontierVision Operating
 Partners, L.P............... 11.00   10/15/06     5,000      4,987,500     10,000       9,975,000      15,000      14,962,500
Hyperion Telecommunication,
 Inc. (Series B)............. 13.00++ 04/15/03    11,000      5,995,000     24,800      13,516,000      35,800      19,511,000
In-Flight Phone Corp.
 (Series B)(b) .............. 14.00++ 05/15/02    20,400      1,734,000     20,400       1,734,000      40,800       3,468,000

                                       4

                    DEAN WITTER HIGH YIELD SECURITIES INC.

           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                DEAN WITTER HIGH YIELD     DEAN WITTER HIGH INCOME
                                                    SECURITIES INC.              SECURITIES                   COMBINED
                                              ------------------------- --------------------------- ---------------------------
                                                PRINCIPAL                 PRINCIPAL                   PRINCIPAL
                                                  AMOUNT                    AMOUNT                      AMOUNT
                              COUPON  MATURITY     (In                       (In                         (In
                               RATE     DATE    thousands)     VALUE      thousands)      VALUE       thousands)      VALUE
                             ------- -------- ------------ ------------ ------------ -------------- ------------ --------------
IXC Communications, Inc.
 (Series B).................. 12.50%  10/01/05   $ 4,000    $ 4,360,000    $10,000     $ 10,900,000    $14,000     $ 15,260,000
Paging Network, Inc. ........ 10.125  08/01/07     4,000      3,610,000     10,750        9,701,875     14,750       13,311,875
Paging Network, Inc. ........ 10.00   10/15/08      --           --          5,000        4,437,500      5,000        4,437,500
Peoples Telephone Co., Inc. . 12.25   07/15/02     5,050      5,365,625     10,000       10,625,000     15,050       15,990,625
Rifkin Acquisition Partners
 L.P......................... 11.125  01/15/06     4,000      4,020,000     10,000       10,050,000     14,000       14,070,000
Shared Technology/Fairchild,
 Inc......................... 12.25++ 03/01/06     4,000      3,280,000     10,500        8,610,000     14,500       11,890,000
                                                           ------------              --------------              --------------
                                                             67,674,666                 174,737,616                 242,412,282
                                                           ------------              --------------              --------------
COMPUTER EQUIPMENT (5.7%)
Advanced Micro Devices,
 Inc......................... 11.00   08/01/03      --           --         14,000       15,330,000     14,000       15,330,000
IBM Credit Corp.............. 15.00   03/04/98      --           --         31,500       33,936,840     31,500       33,936,840
Unisys Corp.................. 15.00   07/01/97     5,000      5,112,500      7,000        7,157,500     12,000       12,270,000
Unisys Corp. (Conv.).........  8.25   03/15/06     8,000      9,150,880     17,500       20,017,550     25,500       29,168,430
                                                           ------------              --------------              --------------
                                                             14,263,380                  76,441,890                  90,705,270
                                                           ------------              --------------              --------------
CONSUMER PRODUCTS (1.5%)
J.B. Williams Holdings,
 Inc.........................  12.00  03/01/04     5,500      5,678,750      5,500        5,678,750     11,000       11,357,500
Renaissance Cosmetics, Inc.
 -144A*...................... 11.75   02/15/04     4,500      4,545,000      8,750        8,837,500     13,250       13,382,500
                                                           ------------              --------------              --------------
                                                             10,223,750                  14,516,250                  24,740,000
                                                           ------------              --------------              --------------
CONTAINERS (2.6%)
Mail-Well Corp............... 10.50   02/15/04     5,000      5,150,000      7,500        7,725,000     12,500       12,875,000
Packaging Resources, Inc. ... 11.625  05/01/03     5,000      5,150,000      9,475        9,759,250     14,475       14,909,250
Silgan Corp.................. 11.75   06/15/02      --           --         13,500       14,360,625     13,500       14,360,625
                                                           ------------              --------------              --------------
                                                             10,300,000                  31,844,875                  42,144,875
                                                           ------------              --------------              --------------
ELECTRICAL & ALARM SYSTEMS (1.3%)
Mosler, Inc.................. 11.00   04/15/03    11,000     10,340,000     11,000       10,340,000     22,000       20,680,000
                                                           ------------              --------------              --------------
ENTERTAINMENT/GAMING & LODGING (9.4%)
AMF Group Inc. (Series B) ... 10.875  03/15/06     4,000      4,170,000      9,850       10,268,625     13,850       14,438,625
Fitzgeralds Gaming Corp.
 (Units) ++.................. 13.00   12/31/02     9,750      8,311,875     12,000       10,230,000     21,750       18,541,875
Lady Luck Gaming Finance
 Corp........................ 11.875  03/01/01     8,000      7,820,000     14,250       13,929,375     22,250       21,749,375
MGM Grand Hotels Corp.
 (Series A).................. 11.75   05/01/99      --           --          6,377        6,528,454      6,377        6,528,454
MGM Grand Hotels Corp........ 12.00   05/01/02      --           --         19,730       20,889,137     19,730       20,889,137
Motels of America, Inc.
 (Series B).................. 12.00   04/15/04     8,000      6,960,000      8,000        6,960,000     16,000       13,920,000
Players International, Inc. . 10.875  04/15/05     4,000      4,140,000      9,925       10,272,375     13,925       14,412,375
Plitt Theaters, Inc.
 (Canada).................... 10.875  06/15/04     4,000      4,080,000      9,900       10,098,000     13,900       14,178,000
Station Casinos, Inc.
 (Series B)..................  9.625  06/01/03     4,000      3,800,000     10,100        9,595,000     14,100       13,395,000
Stuart Entertainment, Inc.
 -144A*...................... 12.50   11/15/04     4,000      3,680,000      8,750        8,050,000     12,750       11,730,000
                                                           ------------              --------------              --------------
                                                             42,961,875                 106,820,966                 149,782,841
                                                           ------------              --------------              --------------

                                       5

                    DEAN WITTER HIGH YIELD SECURITIES INC.
           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                DEAN WITTER HIGH YIELD     DEAN WITTER HIGH INCOME
                                                    SECURITIES INC.              SECURITIES                   COMBINED
                                              ------------------------- --------------------------- ---------------------------
                                                PRINCIPAL                 PRINCIPAL                   PRINCIPAL
                                                  AMOUNT                    AMOUNT                      AMOUNT
                              COUPON  MATURITY     (In                       (In                         (In
                               RATE     DATE    thousands)     VALUE      thousands)      VALUE       thousands)      VALUE
                             ------- -------- ------------ ------------ ------------ -------------- ------------ --------------

FINANCIAL (4.7%)
General Electric Capital
 Corp. ...................... 13.50%  01/20/98   $ 9,500    $10,041,880    $29,000    $ 30,654,160    $ 38,500    $  40,696,040
Household Finance Corp. ..... 15.00   09/25/97    10,000     10,429,800     23,000      23,988,540       33,000      34,418,340
                                                           ------------              --------------              --------------
                                                             20,471,680                 54,642,700                   75,114,380
                                                           ------------              --------------              --------------
FOODS & BEVERAGES (8.1%)
Envirodyne Industries, Inc. . 10.25   12/01/01     9,621      9,524,790     21,961      21,741,390       31,582      31,266,180
Fleming Companies, Inc. ..... 10.625  12/15/01     4,000      4,010,000     11,221      11,249,052       15,221      15,259,052
General Mills, Inc........... 13.50   01/21/98     4,000      4,223,800     23,750      25,078,813       27,750      29,302,613
Specialty Foods Acquisition
 Corp. (Series B)............ 13.00++ 08/15/05    42,650     19,619,000     72,425      33,315,500      115,075      52,934,500
                                                           ------------              --------------              --------------
                                                             37,377,590                 91,384,755                  128,762,345
                                                           ------------              --------------              --------------
HEALTHCARE (2.1%)
Unilab Corp.................. 11.00   04/01/06    11,750      8,930,000     11,975       9,101,000       23,725      18,031,000
Unison Healthcare Corp.
 -144A*...................... 12.25   11/01/06    10,000      8,100,000     10,000       8,100,000       20,000      16,200,000
                                                           ------------              --------------              --------------
                                                             17,030,000                 17,201,000                   34,231,000
                                                           ------------              --------------              --------------
MANUFACTURING (6.4%)
Berry Plastics Corp. ........ 12.25   04/15/04     5,000      5,500,000      7,900       8,690,000       12,900      14,190,000
Cabot Safety Corp............ 12.50   07/15/05      --           --          9,075       9,755,625        9,075       9,755,625
Exide Electronics Group,
 Inc. (Series B)............. 11.50   03/15/06     4,000      4,270,000     11,000      11,742,500       15,000      16,012,500
International Wire Group,
 Inc. ....................... 11.75   06/01/05     5,000      5,287,500     11,500      12,161,250       16,500      17,448,750
John Deere Capital Corp. .... 15.00   02/24/98      --           --         30,000      32,264,400       30,000      32,264,400
Uniroyal Technology Corp.  .. 11.75   06/01/03     5,000      5,000,000      7,230       7,230,000       12,230      12,230,000
                                                           ------------              --------------              --------------
                                                             20,057,500                 81,843,775                  101,901,275
                                                           ------------              --------------              --------------
MANUFACTURING -DIVERSIFIED (5.5%)
Foamex L.P................... 11.875  10/01/04     4,000      4,310,000      9,650      10,397,875       13,650      14,707,875
Interlake Corp............... 12.125  03/01/02     5,000      5,225,000     10,000      10,450,000       15,000      15,675,000
J.B. Poindexter & Co., Inc. . 12.50   05/15/04     5,000      5,106,250      8,350       8,527,438       13,350      13,633,688
Jordan Industries, Inc. ..... 10.375  08/01/03     6,030      5,999,850      7,000       6,965,000       13,030      12,964,850
Jordan Industries, Inc.
 -144A*...................... 11.75++ 04/01/09    18,400     10,419,920     35,500      20,103,650       53,900      30,523,570
Starcraft Corp. (b)..........  16.50  01/15/98     5,000             50       --            --            5,000              50
                                                           ------------              --------------              --------------
                                                             31,061,070                 56,443,963                   87,505,033
                                                           ------------              --------------              --------------
OIL & GAS (2.0%)
Petro Stopping Centers
 L.P. -144A*................. 10.50   02/01/07     4,000      4,040,000      3,000       3,030,000        7,000       7,070,000
TransTexas Gas Corp.......... 11.50   06/15/02     5,000      5,512,500     17,000      18,742,500       22,000      24,255,000
                                                           ------------              --------------              --------------
                                                              9,552,500                 21,772,500                   31,325,000
                                                           ------------              --------------              --------------
PUBLISHING (3.4%)
Affiliated Newspapers
 Investments, Inc. .......... 13.25++ 07/01/06      --           --         11,175       9,219,375       11,175       9,219,375
American Media Operations,
 Inc. ....................... 11.625  11/15/04     4,000      4,320,000      8,200       8,856,000       12,200      13,176,000
MDC Communications Corp.  ... 10.50   12/01/06     3,000      3,105,000      4,500       4,657,500        7,500       7,762,500

                                       6

                    DEAN WITTER HIGH YIELD SECURITIES INC.
           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                DEAN WITTER HIGH YIELD     DEAN WITTER HIGH INCOME
                                                    SECURITIES INC.              SECURITIES                   COMBINED
                                              ------------------------- --------------------------- ---------------------------
                                                PRINCIPAL                 PRINCIPAL                   PRINCIPAL
                                                  AMOUNT                    AMOUNT                      AMOUNT
                              COUPON  MATURITY     (In                       (In                         (In
                               RATE     DATE    thousands)     VALUE      thousands)      VALUE       thousands)      VALUE
                             ------- -------- ------------ ------------ ------------ -------------- ------------ --------------
Petersen Publishing, Inc.
 (Series B) ................. 11.125 %11/15/06   $ 3,000    $  3,210,000   $ 5,000    $    5,350,000   $ 8,000    $    8,560,000
United States Banknote
 Corp........................ 10.375  06/01/02     5,000       4,987,500    10,100        10,074,750    15,100        15,062,250
                                                           ------------              --------------              --------------
                                                              15,622,500                  38,157,625                  53,780,125
                                                           ------------              --------------              --------------
RESTAURANTS (3.6%)
American Restaurant Group
 Holdings, Inc. ............. 14.00++ 12/15/05    25,072      10,969,000    12,000         5,250,000    37,072        16,219,000
American Restaurant Group
 Holdings, Inc. -144A*....... 14.00++ 12/15/05      --           --         17,000         7,437,500    17,000         7,437,500
Ameriking, Inc............... 10.75   12/01/06     3,000       3,105,000     3,000         3,105,000     6,000         6,210,000
Carrols Corp................. 11.50   08/15/03     4,000       4,200,000    10,437        10,958,850    14,437        15,158,850
FRD Acquisition Corp.
 (Series B).................. 12.50   07/15/04     4,000       4,180,000     7,647         7,991,115    11,647        12,171,115
                                                           ------------              --------------              --------------
                                                              22,454,000                  34,742,465                  57,196,465
                                                           ------------              --------------              --------------
RETAIL (0.6%)
County Seat Stores Co. (a) .. 12.00   10/01/02    10,450       4,754,750    10,450         4,754,750    20,900         9,509,500
                                                           ------------              --------------              --------------
RETAIL -FOOD CHAINS (2.1%)
Jitney-Jungle Stores of
 America, Inc................ 12.00   03/01/06     4,000       4,240,000     9,000         9,540,000    13,000        13,780,000
Pathmark Stores, Inc. .......  9.625  05/01/03     5,500       5,183,750    14,200        13,383,500    19,700        18,567,250
Ralphs Grocery Co. .......... 10.45   06/15/04      --           --          1,000         1,030,000     1,000         1,030,000
                                                           ------------              --------------              --------------
                                                               9,423,750                  23,953,500                  33,377,250
                                                           ------------              --------------              --------------
TEXTILES (2.0%)
Reeves Industries, Inc. ..... 11.00   07/15/02     4,000       3,750,000    10,030         9,403,125    14,030        13,153,125
U.S. Leather, Inc............ 10.25   07/31/03     8,117       6,980,620    13,400        11,524,000    21,517        18,504,620
                                                           ------------              --------------              --------------
                                                              10,730,620                  20,927,125                  31,657,745
                                                           ------------              --------------              --------------
TRANSPORTATION (0.4%)
Atlantic Express -144A* ..... 10.75   02/01/04     4,000       4,090,000     1,750         1,789,375     5,750         5,879,375
                                                           ------------              --------------              --------------
TOTAL CORPORATE BONDS
 (Identified Cost
 $457,821,822,
 $1,065,113,290, and
 $1,522,935,112,
 respectively)...............                                431,644,571               1,051,955,753               1,483,600,324
                                                           ------------              --------------              --------------

                    DEAN WITTER HIGH YIELD SECURITIES INC.

           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                 DEAN WITTER HIGH YIELD  DEAN WITTER HIGH INCOME
                                                    SECURITIES INC.             SECURITIES                COMBINED
                                               ------------------------ ------------------------ ------------------------
                                                 NUMBER OF                NUMBER OF                NUMBER OF
                                                  SHARES       VALUE       SHARES       VALUE       SHARES       VALUE
                                               ----------- ------------ ----------- ------------ ----------- ------------
COMMON STOCKS (c)(3.0%)
AUTOMOTIVE (0.0%)
Northern Holdings Industrial Corp. (d) ........       709        --           --          --             709       --
                                                           ------------             ------------             ------------
ENTERTAINMENT/GAMING & LODGING (0.0%)
Motels of America, Inc. -144A*.................     7,500   $   187,500       --          --           7,500  $   187,500
Vagabond Inns, Inc. (Class D)(b)...............   781,421           781       --          --         781,421          781
                                                           ------------             ------------             ------------
                                                                188,281                   --                      188,281
                                                           ------------             ------------             ------------
FOODS & BEVERAGES (0.7%)
Seven-Up/RC Bottling Co. Southern California,
 Inc (d).......................................   408,055     4,819,946     490,000  $ 5,787,880     898,055   10,607,826
Specialty Foods Acquisition Corp. -144A* ......   273,750       273,750     300,975      300,975     574,725      574,725
                                                           ------------             ------------             ------------
                                                              5,093,696                6,088,855               11,182,551
                                                           ------------             ------------             ------------
HEALTHCARE (0.1%)
Unilab Corp....................................      --          --       1,358,200      933,763   1,358,200      933,763
                                                           ------------             ------------             ------------
MANUFACTURING -DIVERSIFIED (2.2%)
Thermadyne Holdings Corp. (d)..................   451,613    12,250,003     835,689   22,668,064   1,287,302   34,918,067
                                                           ------------             ------------             ------------
RESTAURANTS (0.0%)
American Restaurant Group Holdings, Inc.
 -144A*........................................    26,057        26,057      12,000       12,000      38,057       38,057
                                                           ------------             ------------             ------------
TEXTILES (0.0%)
JPS Textile Group, Inc. (Class A) .............    12,000           120       --          --          12,000          120
                                                           ------------             ------------             ------------
TOTAL COMMON STOCKS
 (Identified Cost $69,873,804, $21,786,775,
 and $91,660,579, respectively)................              17,558,157               29,702,682               47,260,839
                                                           ------------             ------------             ------------
PREFERRED STOCKS (0.2%)
ENTERTAINMENT/GAMING & LODGING (0.2%)
Fitzgeralds Gaming Corp. (Units) ++............    80,000     1,840,000      80,000    1,840,000     160,000    3,680,000
                                                           ------------             ------------             ------------
OIL & GAS PRODUCTS (0.0%)
TGX Corp. (Series A)(d)........................   113,955         1,140       --          --         113,955        1,140
                                                           ------------             ------------             ------------
TOTAL PREFERRED STOCKS
 (Identified Cost $2,830,000, $2,000,000, and
 $4,830,000, respectively).....................               1,841,140                1,840,000                3,681,140
                                                           ------------             ------------             ------------

                    DEAN WITTER HIGH YIELD SECURITIES INC.

           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                                              DEAN WITTER HIGH       DEAN WITTER HIGH
                                                                    YIELD                 INCOME
                                                               SECURITIES INC.          SECURITIES              COMBINED
                                                           --------------------- ---------------------- ----------------------
                                                EXPIRATION   NUMBER OF             NUMBER OF              NUMBER OF
                                                   DATE      WARRANTS     VALUE    WARRANTS     VALUE     WARRANTS     VALUE
                                              ------------ ----------- --------- ----------- ---------- ----------- ----------

WARRANTS (C)(0.1%)
AEROSPACE (0.0%)
Sabreliner Corp. -144A*.......................   04/15/03      9,000    $ 90,000      --          --        9,000    $   90,000
                                                                       ---------             ----------
CABLE & TELECOMMUNICATIONS (0.1%)
Hyperion Telecommunication, Inc. (Series B)
 -144A*.......................................   04/01/01      8,000     240,000    17,000     $510,000    25,000       750,000
                                                                       ---------             ----------             ----------
CONTAINERS (0.0%)
Crown Packaging Holdings, Ltd. -144A* ........   11/01/03     10,000         100      --          --       10,000           100
                                                                       ---------             ----------             ----------
ENTERTAINMENT/GAMING & LODGING (0.0%)
Boomtown, Inc. -144A*.........................   11/01/98      5,000          50      --          --        5,000            50
Fitzgeralds Gaming Corp.......................   12/19/98      8,312       8,312     9,000        9,035    17,312        17,347
Fitzgeralds South Inc. -144A*.................   03/15/99      3,500          35     3,500        --        7,000            35
                                                                       ---------             ----------             ----------
                                                                           8,397                  9,035                  17,432
                                                                       ---------             ----------             ----------
MANUFACTURING (0.0%)
Exide Electronics Group, Inc. -144A* .........   03/15/06      4,000     160,000     6,000      240,000    10,000       400,000
Uniroyal Technology Corp......................   06/01/03     70,000      70,000    20,000       20,000    90,000        90,000
                                                                       ---------             ----------             ----------
                                                                         230,000                260,000                 490,000
                                                                       ---------             ----------             ----------
RETAIL (0.0%)
County Seat Holdings Co.......................   10/15/98     10,000         100      --          --       10,000           100
                                                                       ---------             ----------             ----------
TOTAL WARRANTS
 (Identified Cost $1,383,529, $626,644, and
 $2,010,173, respectively)....................                           568,597                779,035               1,347,632
                                                                       ---------             ----------             ----------

                    DEAN WITTER HIGH YIELD SECURITIES INC.
           PRO FORMA PORTFOLIO OF INVESTMENTS AS OF MARCH 31, 1997
                                 (UNAUDITED)

                                           DEAN WITTER HIGH YIELD     DEAN WITTER HIGH INCOME
                                               SECURITIES INC.              SECURITIES                   COMBINED
                                           ------------------------- --------------------------- --------------------------
                                             PRINCIPAL                 PRINCIPAL                   PRINCIPAL
                                              AMOUNT                    AMOUNT                      AMOUNT
                         COUPON   MATURITY     (In                       (In                         (In
                          RATE      DATE    thousands)     VALUE      thousands)      VALUE       thousands)      VALUE
                       ---------- -------- ------------ ------------ ------------ -------------- ------------ -------------
SHORT-TERM INVESTMENTS (2.0%)
U.S. GOVERNMENT AGENCY (e) (0.5%)
Federal Home Loan Banks
(Amortized Cost
 $7,998,800)...........  5.40%    04/02/97      --           --        $ 8,000    $    7,998,800   $ 8,000    $  7,998,800
                                                         -----------              --------------              ------------
REPURCHASE AGREEMENTS (1.5%)
The Bank of New York 5.375% due 04/01/97
 (dated 03/31/97; proceeds $6,455,053 and
 $18,086,441, respectively, collateralized by
 $1,873,336 U.S. Treasury Note 5.875% due
 11/15/05 valued at $1,787,044 and $4,828,512
 Federal Home Loan Banks 6.04% due 08/13/98
 valued at $4,796,127; and by $18,811,006
 U.S. Treasury Note 6.25% due 02/15/03 valued
 at $18,445,415, respectively)(Identified
 Cost $6,454,089, $18,083,741 and
 $24,537,830, respectively)...............  $6,454       $ 6,454,089    18,084        18,083,741    24,538      24,537,830
                                                         -----------              --------------              ------------
TOTAL SHORT-TERM INVESTMENTS
 (Identified Cost $6,454,089, $26,082,541 and
 $32,536,630, respectively) ..................             6,454,089                  26,082,541                32,536,630
                                                         -----------              --------------              ------------
TOTAL INVESTMENTS
 (Identified Cost $538,363,244,
 $1,115,609,250 and $1,653,972,494,
 respectively)(f)..................  98.3%               458,066,554               1,110,360,011             1,568,426,565
OTHER ASSETS IN EXCESS OF
 LIABILITIES  .....................   1.7                  7,944,716                  18,720,866                26,665,582
                                     ----                -----------               -------------             -------------
NET ASSETS ........................ 100.0%              $466,011,270              $1,129,080,877            $1,595,092,147
                                    =====               ============              ==============            ==============

------------
 *     Resale is restricted to qualified institutional investors.
 +     Payment-in-kind security.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
++ Consists of one or more classes of securities traded together as a unit; bonds or preferred stocks with attached warrants.
(a)    Non-income producing security; bond in default.
(b)    Non-income producing security; issuer in bankruptcy.
(c)    Non-income producing securities.
(d)    Acquired through exchange offer.
(e) Security was purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(f) The aggregate cost for federal income tax purposes approximates identified cost.

                                             GROSS          GROSS           NET
                                           UNREALIZED     UNREALIZED     UNREALIZED
                                          APPRECIATION   DEPRECIATION   DEPRECIATION
                                        -------------- -------------- --------------
Dean Witter High Yield Securities Inc.    $19,423,068    $ 99,719,758   $80,296,690
                                        ============== ============== ==============
Dean Witter High Income Securities  ....  $35,594,566    $ 40,843,805   $ 5,249,239
                                        ============== ============== ==============
Combined ...............................  $55,017,634    $140,563,563   $85,545,929
                                        ============== ============== ==============

                 See Notes to Pro Forma Financial Statements

STATEMENT OF ADDITIONAL INFORMATION

JULY 28, 1997
DEAN WITTER
HIGH YIELD
SECURITIES INC.





     Dean Witter High Yield Securities Inc. (the "Fund") is an open-end diversified management investment company whose investment objective is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. The Fund seeks high current income by investing principally in fixed-income securities which are rated in the lower categories by established rating services (Baa or lower by Moody's Investors Service, Inc. or BBB or lower by Standard & Poor's Corporation) or are non-rated securities of comparable quality. Such securities are commonly known as junk bonds. (See "Investment Practices and Policies".)

     A Prospectus for the Fund, dated July 28, 1997, which provides the basic information you should know before investing in the Fund, may be obtained without charge by request of the Fund at its address or telephone numbers listed below or from the Fund's Distributor, Dean Witter Distributors Inc., or from Dean Witter Reynolds Inc. at any of its branch offices. This Statement of Additional Information is not a Prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus. It is intended to provide additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Prospectus.

Dean Witter High Yield Securities Inc.
Two World Trade Center
New York, New York 10048
(212) 392-2550 or
(800) 869-NEWS (toll-free)

TABLE OF CONTENTS

The Fund and its Management.............................................  3
Directors and Officers..................................................  6
Investment Practices and Policies....................................... 11
Investment Restrictions................................................. 18
Portfolio Transactions and Brokerage.................................... 19
The Distributor......................................................... 20
Determination of Net Asset Value........................................ 23
Purchase of Fund Shares................................................. 23
Shareholder Services.................................................... 26
Redemptions and Repurchases............................................. 30
Dividends, Distributions and Taxes...................................... 32
Performance Information................................................. 32
Description of Common Stock............................................. 34
Custodian and Transfer Agent............................................ 34
Independent Accountants................................................. 35
Reports to Shareholders................................................. 35
Legal Counsel........................................................... 35
Experts................................................................. 35
Registration Statement.................................................. 35
Financial Statements -- August 31, 1996................................. 36
Report of Independent Accountants....................................... 50
Financial Statements -- February 28, 1997 (unaudited)................... 51

THE FUND AND ITS MANAGEMENT
-------------------------------------------------------------------------------
THE FUND

     The Fund was incorporated under Maryland law on June 14, 1979, under the name InterCapital High Yield Securities Inc. On March 16, 1983, the Fund's shareholders approved a change in the Fund's name, effective March 21, 1983, to Dean Witter High Yield Securities Inc.

THE INVESTMENT MANAGER

     Dean Witter InterCapital Inc. (the "Investment Manager" or "InterCapital"), a Delaware corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. InterCapital is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., ("MSDWD"), a Delaware corporation. In an internal reorganization which took place in January, 1993, InterCapital assumed the investment advisory, administrative and management activities previously performed by the InterCapital Division of Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital. (As hereinafter used in this Statement of Additional Information, the terms "InterCapital" and "Investment Manager" refer to DWR's InterCapital Division prior to the internal reorganization and to Dean Witter InterCapital Inc. thereafter.) The daily management of the Fund and research relating to the Fund's portfolio are conducted by or under the direction of officers of the Fund and of the Investment Manager, subject to review by the Fund's Board of Directors. Information as to these Directors and officers is contained under the caption "Directors and Officers."

     InterCapital is also the investment manager or investment adviser of the following management investment companies: Active Assets Money Trust, Active Assets Tax-Free Trust, Active Assets California Tax-Free Trust, Active Assets Government Securities Trust, Dean Witter Liquid Asset Fund Inc., InterCapital Income Securities Inc., Dean Witter Strategist Fund, Dean Witter Tax-Free Daily Income Trust, Dean Witter Developing Growth Securities Trust, Dean Witter Tax-Exempt Securities Trust, Dean Witter Natural Resource Development Securities Inc., Dean Witter Dividend Growth Securities Inc., Dean Witter American Value Fund, Dean Witter U.S. Government Money Market Trust, Dean Witter Variable Investment Series, Dean Witter World Wide Investment Trust, Dean Witter Select Municipal Reinvestment Fund, Dean Witter U.S. Government Securities Trust, Dean Witter California Tax-Free Income Fund, Dean Witter New York Tax-Free Income Fund, Dean Witter Convertible Securities Trust, Dean Witter Federal Securities Trust, Dean Witter Value-Added Market Series, High Income Advantage Trust, High Income Advantage Trust II, Dean Witter Government Income Trust, Dean Witter Utilities Fund, Dean Witter California Tax-Free Daily Income Trust, Dean Witter World Wide Income Trust, Dean Witter Intermediate Income Securities, High Income Advantage Trust III, Dean Witter Capital Growth Securities, Dean Witter European Growth Fund Inc., Dean Witter Precious Metals and Minerals Trust, Dean Witter New York Municipal Money Market Trust, Dean Witter Global Short-Term Income Fund Inc., Dean Witter Multi-State Municipal Series Trust, Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Diversified Income Trust, InterCapital Quality Municipal Investment Trust, InterCapital Insured Municipal Bond Trust, Dean Witter Pacific Growth Fund Inc., Dean Witter Health Sciences Trust, Dean Witter Retirement Series, InterCapital Insured Municipal Trust, InterCapital California Quality Municipal Securities, InterCapital California Insured Municipal Income Trust, InterCapital Quality Municipal Income Trust, InterCapital Quality Municipal Securities, InterCapital New York Quality Municipal Securities, InterCapital Insured Municipal Securities, InterCapital Insured California Municipal Securities, Dean Witter Global Dividend Growth Securities, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Global Utilities Fund, Dean Witter National Municipal Trust, Dean Witter High Income Securities, Dean Witter International SmallCap Fund, Dean Witter Mid-Cap Growth Fund, Dean Witter Select Dimensions Investment Series, Dean Witter Global Asset Allocation Fund, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund, Dean Witter Hawaii Municipal Trust, Dean Witter Capital Appreciation Fund, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Information Fund, Dean Witter Japan Fund, Dean Witter Income Builder Fund, Dean Witter Special Value Fund, Dean Witter Financial Services Trust, Dean Witter Market Leader Trust, InterCapital Insured Municipal Income Trust, Municipal Income Trust, Municipal Income Trust II, Municipal Income Trust III, Municipal Income Opportunities

Trust, Municipal Income Opportunities Trust II, Municipal Income Opportunities Trust III, Municipal Premium Income Trust and Prime Income Trust. The foregoing investment companies, together with the Fund, are collectively referred to as the Dean Witter Funds.

     In addition, Dean Witter Services Company Inc. ("DWSC"), a wholly-owned subsidiary of InterCapital, serves as manager for the following investment companies for which TCW Funds Management, Inc. is the investment adviser: TCW/DW Core Equity Trust, TCW/DW North American Government Income Trust, TCW/DW Latin American Growth Fund, TCW/DW Income and Growth Fund, TCW/DW Small Cap Growth Fund, TCW/DW Balanced Fund, TCW/DW Total Return Trust, TCW/DW Mid-Cap Equity Trust, TCW/DW Global Telecom Trust, TCW/DW Strategic Income Trust, TCW/DW Emerging Markets Opportunites Trust, TCW/DW Term Trust 2000, TCW/DW Term Trust 2002 and TCW/DW Term Trust 2003 (the "TCW/DW Funds"). InterCapital also serves as: (i) administrator of The BlackRock Strategic Term Trust Inc., a closed-end investment company; and (ii) sub-administrator of MassMutual Participation Investors and Templeton Global Governments Income Trust, closed-end investment companies.

     Pursuant to an Investment Management Agreement (the "Agreement") with the Investment Manager, the Fund has retained the Investment Manager to manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to continuously manage the assets of the Fund in a manner consistent with its investment objectives and policies.

     Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help and bookkeeping and certain legal services as the Fund may reasonably require in the conduct of its business, including the preparation of prospectuses, statements of additional information, proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent accountants and attorneys is, in the opinion of the Investment Manager, necessary or desirable). In addition, the Investment Manager pays the salaries of all personnel, including officers of the Fund, who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone service, heat, light, power and other utilities provided to the Fund.

     Effective December 31, 1993, pursuant to a Services Agreement between InterCapital and DWSC, DWSC began to provide the administrative services to the Fund which were previously performed directly by InterCapital. On April 17, 1995, DWSC was reorganized in the State of Delaware, necessitating the entry into a new Services Agreement by InterCapital and DWSC on that date. The foregoing internal reorganization did not result in any change in the nature or scope of the administrative services being provided to the Fund or any of the fees being paid by the Fund for the overall services being performed under the terms of the existing Agreement.

     Expenses not expressly assumed by the Investment Manager under the Agreement or by the Distributor of the Fund's shares, Dean Witter Distributors Inc. ("Distributors" or the "Distributor") (see "The Distributor"), will be paid by the Fund. These expenses will be allocated among the four classes of shares of the Fund (each, a "Class") pro rata based on the assets of the Fund attributable to each Class, except as described below. The expenses borne by the Fund include, but are not limited to: expenses of the Plan of Distribution pursuant to Rule 12b-1 (the "12b-1 fee") (see "The Distributor"); charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of stock certificates; registration costs of the Fund and its shares under federal and state securities laws; the cost and expense of printing, including typesetting, and distributing prospectuses of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and directors' meetings and of preparing, printing and mailing of proxy statements and reports to shareholders; fees and travel expenses of directors or members of any advisory board or committee who are not employees of the Investment Manager or any corporate affiliate of the Investment

Manager; all expenses incident to any dividend, distribution, withdrawal or redemption options; charges and expenses of any outside service used for pricing of the Fund's shares; fees and expenses of legal counsel, including counsel to directors who are not interested persons of the Fund or of the Investment Manager (not including compensation or expenses of attorneys who are employees of the Investment Manager) and independent accountants; membership dues of industry associations; interest on Fund borrowings; postage; insurance premiums on property or personnel (including officers and directors) of the Fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Fund's operation. The 12b-1 fees relating to a particular Class will be allocated directly to that Class. In addition, other expenses associated with a particular Class (except advisory or custodial fees) may be allocated directly to that Class, provided that such expenses are reasonably identified as specifically attributable to that Class and the direct allocation to that Class is approved by the Directors.

     As full compensation for the services and facilities furnished to the Fund and expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% of the portion of the daily net assets not exceeding $500 million; 0.425% of the portion of the daily net assets exceeding $500 million but not exceeding $750 million; 0.375% of the portion of the daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% of the portion of the daily net assets exceeding $1 billion but not exceeding $2 billion; 0.325% of the portion of daily net assets exceeding $2 billion but not exceeding $3 billion; and 0.30% of the portion of daily net assets exceeding $3 billion. Total compensation accrued to the Investment Manager for the Fund's fiscal years ended August 31, 1994, 1995 and 1996 amounted to $2,690,898, $2,241,952 and
$2,271,578, respectively.

     The Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of its investors for any act or omission by the Investment Manager or for any losses sustained by the Fund or its investors. The Agreement in no way restricts the Investment Manager from acting as investment manager or adviser to others.

     The Agreement was initially approved by the Directors on February 21, 1997 and by the shareholders of the Fund at a Special Meeting of Shareholders held on May 21, 1997. The Agreement is substantially identical to a prior investment management agreement which was initially approved by the Board of Directors on October 30, 1992 and by the shareholders of the Fund at a Special Meeting of Shareholders held on January 12, 1993. The Agreement took effect on May 31, 1997 upon the consummation of the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. The Agreement may be terminated at any time, without penalty, on thirty days' notice, by the Board of Directors of the Fund, by the holders of a majority, as defined in the Investment Company Act of 1940, as amended (the "Act"), of the outstanding shares of the Fund, or by the Investment Manager. The Agreement will automatically terminate in the event of its assignment (as defined in the Act).

     Under its terms, the Agreement has an initial term ending April 30, 1999, and will remain in effect from year to year thereafter, provided continuation of the Agreement is approved at least annually by the vote of the holders of a majority, as defined in the Act, of the outstanding shares of the Fund, or by the Board of Directors of the Fund; provided that in either event such continuance is approved annually by the vote of a majority of the Directors of the Fund who are not parties to the Agreement or "interested persons" (as defined in the Act) of any such party (the "Independent Directors"), which vote must be cast in person at a meeting called for the purpose of voting on such approval.

     The Fund has acknowledged that the name "Dean Witter" is a property right of DWR. The Fund has agreed that DWR or its parent company may use or, at any time, permit others to use, the name "Dean Witter." The Fund has also agreed that in the event the Agreement between InterCapital and the Fund is terminated, or if the affiliation between InterCapital and its parent company is terminated, the Fund will eliminate the name "Dean Witter" from its name if DWR or its parent company shall so request.

     Mellon Bank, N.A., Mutual Funds, P.O. Box 320, Pittsburgh, Pennsylvania 15230-0320, as trustee of the Dean Witter START Plan and the SPS Transaction Services, Inc. START Plan, employee benefit plans established by DWR and SPS Transaction Services, Inc. (an affiliate of DWR) for their employees as qualified under Section 401(k) of the Internal Revenue Code, owned approximately 6.5% of the outstanding shares of the Fund on June 30, 1997.

DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------

     The Directors and Executive Officers of the Fund, their principal business occupations during the last five years and their affiliations, if any, with InterCapital, and with the 83 Dean Witter Funds and the 14 TCW/DW Funds are shown below.



NAME, AGE, POSITION WITH FUND PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
          AND ADDRESS
----------------------------- --------------------------------------------
Michael Bozic (56)            Chairman and Chief Executive Officer of
Director                      Levitz Furniture Corporation (since
c/o Levitz Furniture          November, 1995); Director or Trustee of the
Corporation                   Dean Witter Funds; formerly President and
6111 Broken Sound Parkway     Chief Executive Officer of Hills Department
N.W.                          Stores (May, 1991-July, 1995); formerly
Boca Raton, Florida           variously Chairman, Chief Executive
                              Officer, President and Chief Operating
                              Officer (1987-1991) of the Sears
                              Merchandise Group of Sears, Roebuck and
                              Co.; Director of Eaglemark Financial
                              Services, Inc., the United Negro College
                              Fund and Weirton Steel Corporation.

Charles A. Fiumefreddo* (64)  Chairman and Chief Executive Officer and
Chairman of the Board,        Director of InterCapital, DWSC and
President and Chief Executive Distributors; Executive Vice President and
Officer and Director          Director of DWR; Chairman, Director or
Two World Trade Center        Trustee, President and Chief Executive
New York, New York            Officer of the Dean Witter Funds; Chairman,
                              Chief Executive Officer and Trustee of the
                              TCW/DW Funds; Chairman and Director of Dean
                              Witter Trust Company ("DWTC"); Director
                              and/or officer of various MSDWD
                              subsidiaries; formerly Executive Vice
                              President and Director of Dean Witter,
                              Discover & Co. (until February, 1993).

Edwin J. Garn (64)            Director or Trustee of the Dean Witter
Director                      Funds; formerly United States Senator
c/o  Huntsman Corporation     (R-Utah) (1974-1992) and Chairman, Senate
500 Huntsman Way              Banking Committee (1980-1986); formerly
Salt Lake City, Utah          Mayor of Salt Lake City, Utah (1972-1974);
                              formerly Astronaut, Space Shuttle Discovery
                              (April 12-19, 1985); Vice Chairman,
                              Huntsman Corporation (since January 1993);
                              Director of Franklin Quest (time management systems) and John Alden Financial Corp.
                              (health insurance); member of the board of various civic and charitable organizations.

John R. Haire (72)            Chairman of the Audit Committee and
Director                      Chairman of the Committee of the
Two World Trade Center        Independent Directors or Trustees and
New York, New York            Director or Trustee of the Dean Witter
                              Funds; Chairman of the Audit Committee and
                              Chairman of the Committee of the
                              Independent Trustees and Trustee of the
                              TCW/DW Funds; formerly President, Council for Aid to Education (since 1978-1989) and
                              Chairman and Chief Executive Officer of
                              Anchor Corporation, an Investment Adviser
                              (1964-1978); Director of Washington
                              National Corporation (insurance).

NAME, AGE, POSITION WITH FUND PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
         AND ADDRESS
----------------------------- --------------------------------------------
Wayne E. Hedien** (63)        Retired, Director or Trustee of the Dean
Director                      Witter Funds (commencing on September 1,
c/o Gordon Altman Butowsky    1997); Director of The PMI Group, Inc.
 Weitzen Shalov & Wein        (private mortgage insurance); Trustee and
Counsel to the Independent    Vice Chairman of The Field Museum of
Trustees                      Natural History; formerly associated with
114 West 47th Street          the Allstate Companies (1966-1994), most
New York, New York            recently as Chairman of The Allstate
                              Corporation (March, 1993-December, 1994) and Chairman and Chief Executive Officer of its wholly-owned subsidiary, Allstate
                              Insurance Company (July, 1989-December,
                              1994); director of various other business and charitable organizations.

Manuel H. Johnson (48)        Senior Partner, Johnson Smick
Director                      International, Inc., a consulting firm;
c/o Johnson Smick             Co-Chairman and a founder of the Group of
International, Inc.           Seven Council (G7C), an international
1133 Connecticut Avenue, N.W. economic commission; Director or Trustee of
Washington, D.C.              the Dean Witter Funds; Trustee of the
                              TCW/DW Funds; Director of Greenwich Capital
                              Markets, Inc. (broker-dealer); Director of
                              NASDAQ (since June, 1995); Trustee of the
                              Financial Accounting Foundation (oversight organization for the Financial Accounting
                              Standards Board); formerly Vice Chairman of the Board of Governors of the Federal
                              Reserve System (1986-1990) and Assistant
                              Secretary of the U.S. Treasury.

Michael E. Nugent (61)        General Partner, Triumph Capital, L.P., a
Director                      private investment partnership; Director or
c/o Triumph Capital, L.P.     Trustee of the Dean Witter Funds; Trustee
237 Park Avenue               of the TCW/DW Funds; formerly Vice
New York, New York            President, Bankers Trust Company and BT
                              Capital Corporation (1984-1988); Director of various business organizations.

Philip J. Purcell* (53)       Chairman of the Board of Directors and
Director                      Chief Executive Officer of MSDWD, DWR and
1585 Broadway                 Novus Credit Services Inc.; Director of
New York, New York            InterCapital, DWSC and Distributors;
                              Director or Trustee of the Dean Witter
                              Funds; Director and/or officer of various
                              MSDWD subsidiaries.

John L. Schroeder (66)        Retired; Director or Trustee of the Dean
Director                      Witter Funds; Trustee of the TCW/DW Funds;
c/o Gordon Altman Butowsky    Director of Citizens Utilities Company;
 Weitzen Shalov & Wein        formerly Executive Vice President and Chief
Counsel to the Independent    Investment Officer of the Home Insurance
Trustees                      Company (August, 1991-September, 1995).
114 West 47th Street
New York, New York

Barry Fink (42)               Senior Vice President (since March, 1997)
Vice President, Secretary     and Secretary and General Counsel (since
 and General Counsel          February, 1997) of InterCapital and DWSC;
Two World Trade Center        Senior Vice President (since March, 1997)
New York, New York            and Assistant Secretary and Assistant
                              General Counsel (since February, 1997) of
                              Distributors; Assistant Secretary of DWR
                              (since August, 1996); Vice President,
                              Secretary and General Counsel of the Dean
                              Witter Funds and the TCW/DW Funds (since
                              February, 1997); previously First Vice
                              President (June, 1993-February, 1997), Vice
                              President (until June, 1993) and Assistant
                              Secretary and Assistant General Counsel of
                              InterCapital and DWSC and Assistant
                              Secretary of the Dean Witter Funds and the TCW/DW Funds.

Peter M. Avelar (38)          Senior Vice President of InterCapital; Vice
Vice President                President of various Dean Witter Funds.
Two World Trade Center
New York, New York

NAME, AGE, POSITION WITH FUND PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
         AND ADDRESS
----------------------------- --------------------------------------------

Thomas F. Caloia (51)         First Vice President and Assistant
Treasurer                     Treasurer of InterCapital and DWSC;
Two World Trade Center        Treasurer of the Dean Witter Funds and the
New York, New York            TCW/DW Funds.


---------------------
 *Denotes Directors who are "interested persons" of the Fund, as defined in the
  Act.
**Mr. Hedien's term as Director will commence on September 1, 1997.


     In addition, Robert M. Scanlan, President and Chief Operating Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Mitchell M. Merin, President and Chief Strategic Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Executive Vice President and Director of DWR, and Director of SPS Transaction Services, Inc. and various other MSDWD subsidiaries, Joseph J. McAlinden, Executive Vice President and Chief Investment Officer of InterCapital and Director of DWTC, and Robert S. Giambrone, Senior Vice President of InterCapital, DWSC, Distributors and DWTC and Director of DWTC, and Jonathan R. Page and James F. Willison, Senior Vice Presidents of InterCapital, are also Vice Presidents of the Fund and Marilyn K. Cranney, First Vice President and Assistant General Counsel of InterCapital and DWSC, and Lou Anne D. McInnis, Carsten Otto and Ruth Rossi, Vice Presidents and Assistant General Counsels of InterCapital and DWSC, and Frank Bruttomesso, a staff attorney with InterCapital, are also Assistant Secretaries of the Fund.

THE BOARD OF DIRECTORS, THE INDEPENDENT DIRECTORS, AND THE COMMITTEES

     The Board of Directors currently consists of eight (8) directors; as noted above, Mr. Hedien's term will commence on September 1, 1997. These same individuals also serve as directors or trustees for all of the Dean Witter Funds, and are referred to in this section as Directors. As of the date of this Statement of Additional Information, there are a total of 83 Dean Witter Funds, comprised of 126 portfolios. As of June 30, 1997, the Dean Witter Funds had total net assets of approximately $87.9 billion and more than six million shareholders.

     Six Directors and Mr. Hedien (77% of the total number) have no affiliation or business connection with InterCapital or any of its affiliated persons and do not own any stock or other securities issued by InterCapital's parent company, MSDWD. These are the "disinterested" or "independent" Directors. The other two Directors (the "management Directors") are affiliated with InterCapital. Four of the six independent Directors are also Independent Trustees of the TCW/DW Funds.

     Law and regulation establish both general guidelines and specific duties for the Independent Directors. The Dean Witter Funds seek as Independent Directors or Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Funds' Boards, such individuals may reject other attractive assignments because the Funds make substantial demands on their time. Indeed, by serving on the Funds' Boards, certain Directors or Trustees who would otherwise be qualified and in demand to serve on bank boards would be prohibited by law from doing so.

     All of the current Independent Directors serve as members of the Audit Committee and the Committee of the Independent Directors. Three of them also serve as members of the Derivatives Committee. During the calendar year ended December 31, 1996, the three Committees held a combined total of sixteen meetings. The Committees hold some meetings at InterCapital's offices and some outside InterCapital. Management Directors or officers do not attend these meetings unless they are invited for purposes of furnishing information or making a report.

     The Committee of the Independent Directors is charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing Fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among Funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Directors are required to select and nominate individuals to fill any Independent Director vacancy on the Board of any Fund that has a Rule 12b-1 plan of distribution. Most of the Dean Witter Funds have such a plan.

     The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent accountants; directing investigations into matters within the scope of the independent accountants' duties, including the power to retain outside specialists; reviewing with the independent accountants the audit plan and results of the auditing engagement; approving professional services provided by the independent accountants and other accounting firms prior to the performance of such services; reviewing the independence of the independent accountants; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and preparing and submitting Committee meeting minutes to the full Board.

     Finally, the Board of each Fund has formed a Derivatives Committee to establish parameters for and oversee the activities of the Fund with respect to derivative investments, if any, made by the Fund.

DUTIES OF CHAIRMAN OF COMMITTEE OF THE INDEPENDENT DIRECTORS AND AUDIT COMMITTEE

     The Chairman of the Committee of the Independent Directors and the Audit Committee maintains an office at the Funds' headquarters in New York. He is responsible for keeping abreast of regulatory and industry developments and the Funds' operations and management. He screens and/or prepares written materials and identifies critical issues for the Independent Directors to consider, develops agendas for Committee meetings, determines the type and amount of information that the Committees will need to form a judgment on various issues, and arranges to have that information furnished to Committee members. He also arranges for the services of independent experts and consults with them in advance of meetings to help refine reports and to focus on critical issues. Members of the Committees believe that the person who serves as Chairman of both Committees and guides their efforts is pivotal to the effective functioning of the Committees.

     The Chairman of the Committees also maintains continuous contact with the Funds' management, with independent counsel to the Independent Directors and with the Funds' independent auditors. He arranges for a series of special meetings involving the annual review of investment advisory, management and other operating contracts of the Funds and, on behalf of the Committees, conducts negotiations with the Investment Manager and other service providers. In effect, the Chairman of the Committees serves as a combination of chief executive and support staff of the Independent Directors.

     The Chairman of the Committee of the Independent Directors and the Audit Committee is not employed by any other organization and devotes his time primarily to the services he performs as Committee Chairman and Independent Director of the Dean Witter Funds and as an Independent Director and, since
July 1, 1996, as Chairman of the Committee of the Independent Trustees and the Audit Committee of the TCW/DW Funds. The current Committee Chairman has had more than 35 years experience as a senior executive in the investment company industry.

ADVANTAGES OF HAVING SAME INDIVIDUALS AS INDEPENDENT DIRECTORS FOR ALL DEAN WITTER FUNDS

     The Independent Directors and the Funds' management believe that having the same Independent Directors for each of the Dean Witter Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Directors for each of the Funds or even of sub-groups of Funds. They believe that having the same individuals serve as Independent Directors of all the Funds tends to increase their knowledge and expertise regarding matters which affect the Fund complex generally and enhances their ability to negotiate on behalf of each Fund with the Fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Directors arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Directors serve on all Fund

Boards enhances the ability of each Fund to obtain, at modest cost to each separate Fund, the services of Independent Directors, and a Chairman of their Committees, of the caliber, experience and business acumen of the individuals who serve as Independent Directors of the Dean Witter Funds.

COMPENSATION OF INDEPENDENT DIRECTORS

     The Fund pays each Independent Director an annual fee of $1,000 plus a per meeting fee of $50 for meetings of the Board of Directors or committees of the Board of Directors attended by the Director (the Fund pays the Chairman of the Audit Committee an annual fee of $750 and pays the Chairman of the Committee of the Independent Directors an additional annual fee of $1,200). The Fund also reimburses such Directors for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Directors and officers of the Fund who are or have been employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Fund.

     The following table illustrates the compensation paid to the Fund's Independent Directors by the Fund for the fiscal year ended August 31, 1996.

                            FUND COMPENSATION

                                                                AGGREGATE
                                                              COMPENSATION
NAME OF INDEPENDENT DIRECTOR                                  FROM THE FUND
----------------------------                                  -------------
Michael Bozic.................................................. $1,750
Edwin J. Garn..................................................  1,850
John R. Haire..................................................  3,963
Dr. Manuel H. Johnson..........................................  1,800
Michael E. Nugent..............................................  1,750
John L. Schroeder..............................................  1,800

     The following table illustrates the compensation paid to the Fund's Independent Directors for the calendar year ended December 31, 1996 for services to the 82 Dean Witter Funds and, in the case of Messrs. Haire, Johnson, Nugent and Schroeder, the 14 TCW/DW Funds that were in operation at December 31, 1995. With respect to Messrs. Haire, Johnson, Nugent and Schroeder, the TCW/DW Funds are included solely because of a limited exchange privilege between those Funds and five Dean Witter Money Market Funds.

        CASH COMPENSATION FROM DEAN WITTER FUNDS AND TCW/DW FUNDS


                                                               FOR SERVICE AS
                                                                 CHAIRMAN OF         FOR SERVICE AS
                                                                COMMITTEES OF         CHAIRMAN OF
                                                                 INDEPENDENT          COMMITTEES OF          TOTAL CASH
                          FOR SERVICE                             DIRECTORS/           INDEPENDENT          COMPENSATION
                         AS DIRECTOR OR     FOR SERVICE AS       TRUSTEES AND         TRUSTEES AND         FOR SERVICES TO
                           TRUSTEE AND        TRUSTEE AND            AUDIT                AUDIT             82 DEAN WITTER
                        COMMITTEE MEMBER   COMMITTEE MEMBER      COMMITTEES OF        COMMITTEES OF           FUNDS AND
NAME OF                 OF 82 DEAN WITTER    OF 14 TCW/DW        82 DEAN WITTER         14 TCW/DW             14 TCW/DW
INDEPENDENT DIRECTOR         FUNDS              FUNDS                FUNDS                FUNDS                  FUNDS
--------------------    -----------------  ---------------     ----------------      --------------        ---------------
Michael Bozic........       $138,850              _                    _                    _                 $138,850
Edwin J. Garn........        140,900              _                    _                    _                  140,900
John R. Haire........        106,400           $64,283              $195,450             $12,187               378,320
Dr. Manuel H. Johnson        137,100            66,483                 _                    _                  203,583
Michael E. Nugent....        138,850            64,283                 _                    _                  203,133
John L. Schroeder....        137,150            69,083                 _                    _                  206,233

     As of the date of this Statement of Additional Information, 57 of the Dean Witter Funds, including the Fund, have adopted a retirement program under which an Independent Director who retires after serving for at least five years (or such lesser period as may be determined by the Board) as an Independent Director or Trustee of any Dean Witter Fund that has adopted the retirement program (each such Fund referred to as an "Adopting Fund" and each such Director referred to as an "Eligible Director") is entitled to retirement payments upon reaching the eligible retirement age (normally, after attaining age 72). Annual payments are based upon length of service. Currently, upon retirement, each Eligible Director is entitled to receive from the Adopting Fund, commencing as of his or her retirement date and continuing for the remainder of his or her life, an annual retirement benefit (the
"Regular Benefit") equal to 25.0% of his or her Eligible Compensation plus 0.4166666% of such Eligible Compensation for each full month of service as an Independent Director or Trustee of any Adopting Fund in excess of five years up to a maximum of 50.0% after ten years of service. The foregoing percentages may be changed by the Board."(1)" "Eligible Compensation" is one-fifth of the total compensation earned by such Eligible Director for service to the Adopting Fund in the five year period prior to the date of the Eligible Director's retirement. Benefits under the retirement program are not secured or funded by the Adopting Funds.

     The following table illustrates the retirement benefits accrued to the Fund's Independent Directors by the Fund for the fiscal year ended August 31, 1996 and by the 57 Dean Witter Funds (including the Fund) as of December 31, 1996, and the estimated retirement benefits for the Fund's Independent Directors, to commence upon their retirement, from the Fund as of August 31, 1996 and from the 57 Dean Witter Funds as of December 31, 1996.

       RETIREMENT BENEFITS FROM THE FUND AND ALL DEAN WITTER FUNDS
                                    FOR ALL ADOPTING FUNDS
                               -------------------------------                                             ESTIMATED ANNUAL
                                  ESTIMATED                             RETIREMENT BENEFITS                    BENEFITS
                                  CREDITED                              ACCRUED AS EXPENSES               UPON RETIREMENT(2)
                                   YEARS             ESTIMATED          -------------------               -----------------
                               OF SERVICE AT       PERCENTAGE OF                     BY ALL               FROM     FROM ALL
                                 RETIREMENT          ELIGIBLE           BY THE      ADOPTING               THE     ADOPTING
NAME OF INDEPENDENT DIRECTOR    (MAXIMUM 10)       COMPENSATION          FUND        FUNDS                FUND      FUNDS
----------------------------   -------------       ------------         ------      --------              -----    --------
Michael Bozic ..............         10                50.0%             $405        $20,147               $950      $51,325
Edwin J. Garn ..............         10                50.0               601         27,772                950       51,325
John R. Haire ..............         10                50.0             1,026         46,952              2,343      129,550
Dr. Manuel H. Johnson ......         10                50.0               248         10,926                950       51,325
Michael E. Nugent ..........         10                50.0               430         19,217                950       51,325
John L. Schroeder ..........          8                41.7               789         38,700                792       42,771

----------------------------
(1) An Eligible Director may elect alternate payments of his or her retirement benefits based upon the combined life expectancy of such Eligible Director and his or her spouse on the date of such Eligible Director's retirement. The amount estimated to be payable under this method, through the remainder of the later of the lives of such Eligible Director and spouse, will be the actuarial equivalent of the Regular Benefit. In addition, the Eligible Director may elect that the surviving spouse's periodic payment of benefits will be equal to either 50% or 100% of the previous periodic amount, an election that, respectively, increases or decreases the previous periodic amount so that the resulting payments will be the actuarial equivalent of the Regular Benefit.

(2) Based on current levels of compensation. Amount of annual benefits also varies depending on the Director's elections described in Footnote (1) above.

     As of the date of this Statement of Additional Information, the aggregate number of shares of beneficial interest of the Fund owned by the Fund's officers and Directors as a group was less than 1 percent of the Fund's shares of beneficial interest outstanding.

INVESTMENT PRACTICES AND POLICIES
-------------------------------------------------------------------------------

     As discussed in the Prospectus, the Fund will invest principally in fixed-income securities rated Baa or lower by Moody's Investor's Service Inc. ("Moody's"), or BBB or lower by Standard & Poor's Corporation ("Standard & Poor's"). The ratings of fixed-income securities by Moody's and Standard & Poor's are a generally accepted barometer of credit risk. They are, however, subject to certain limitations from an investor's standpoint.

     Such limitations include the following: the rating of an issuer is heavily weighted by past developments and does not necessarily reflect probable future conditions; there is frequently a lag between the time a rating is assigned and the time it is updated; and there may be varying degrees of difference in credit risk of securities in each rating category. The Investment Manager will attempt to reduce the overall portfolio credit risk through diversification and selection of portfolio securities based on considerations mentioned below.

     While the ratings provide a generally useful guide to credit risks, they do not, nor do they purport to, offer any criteria for evaluating the interest rate risk. Changes in the general level of interest rates cause fluctuations in the prices of fixed-income securities already outstanding and will therefore result in fluctuation in net asset value of the Fund's shares. The extent of the fluctuation is determined by a complex interaction of a number of factors. The Investment Manager will evaluate those factors it considers relevant and will make portfolio changes when it deems it appropriate in seeking to reduce the risk of depreciation in the value of the Fund's portfolio. However, in seeking to achieve the Fund's primary objective, there will be times, such as during periods of rising interest rates, when depreciation and realization of capital losses on securities in the portfolio will be unavoidable. Moreover, medium and lower-rated securities and non-rated securities of comparable quality tend to be subject to wider fluctuations in yield and market values than higher rated securities. Such fluctuations after a security is acquired do not affect the cash income received from that security but are reflected in the net asset value of the Fund's portfolio.

PORTFOLIO CHARACTERISTICS



     Lending of Portfolio Securities. Consistent with applicable regulatory requirements and subject to Investment Restriction 8 below, the Fund may lend its portfolio securities to brokers, dealers and other financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are equal to at least the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale and will not lend more than 25% of the value of its total assets.

     A loan may be terminated by the borrower on one business day's notice, or by the Fund on four business days' notice. If the borrower fails to deliver the loaned securities within four days after receipt of notice, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extensions of credit, there are risks of delay in recovery and, in some cases, even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund's management to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The creditworthiness of firms to which the Fund lends its portfolio securities will be monitored on an ongoing basis by the Investment Manager pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Directors of the Fund.

     When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, in whole or in part as may be appropriate, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund's investment in such loaned securities. The Fund will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities. The Fund did not lend any of its portfolio securities during its fiscal year ended August 31, 1996.

     Repurchase Agreements. When cash may be available for only a few days, it may be invested by the Fund in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Fund. These agreements, which may be viewed as a type of secured lending by the Fund, typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral"), which is held by the Fund's Custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Fund will accrue interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Fund to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year. While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Fund follows procedures designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continually monitored by the Investment Manager subject to procedures established by the Board of Directors of the Fund. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. It is the current policy of the Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Fund, amounts to more than 10% of its total assets. The Fund's investments in repurchase agreements may at times be substantial when, in the view of the Investment Manager, liquidity or other considerations warrant. During the fiscal year ended August 31, 1996, the Fund's investments in repurchase agreements did not exceed 5% of its total net assets.

     Securities of Foreign Issuers. The Fund may invest up to 20% of its total assets in fixed-income securities issued by foreign governments and other foreign issuers and in foreign currency issues of domestic issuers, but not more than 10% of its total assets in such securities, whether issued by a foreign or domestic issuer, which are denominated in foreign currency. The Fund believes that in many instances such foreign fixed-income securities may provide higher yields than similar securities of domestic issuers. With the expiration of the Interest Equalization Tax in 1974, many of these investments currently enjoy increased liquidity, although such securities are generally less liquid than the securities of United States corporations, and are certainly less liquid than securities issued by the United States Government or its agencies.

     Foreign investments involve certain risks, including the political or economic instability of the issuer or of the country of issue, the difficulty of predicting international trade patterns and the possibility of imposition of exchange controls. Such securities may also be subject to greater fluctuations in price than securities of United States corporations or of the United States Government. In addition, there may be less publicly available information about a foreign company than about a domestic company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies. There is generally less government regulation of stock exchanges, brokers and listed companies abroad than in the United States, and with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult for the Fund to obtain or to enforce a judgment against the issuers of such securities. In addition to the above-mentioned risks, securities denominated in foreign currency, whether issued by a foreign or a domestic issuer, may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations, and costs may be incurred in connection with conversions between various currencies. It may not be possible to hedge against the risks of currency fluctuation.

     Public Utilities. As stated in the Prospectus, the Fund's investments in public utilities, if any, may be subject to certain risks. Such utilities may have difficulty meeting environmental standards and obtaining satisfactory fuel supplies at reasonable costs. During an inflationary period, public utilities also face increasing fuel, construction and other costs and may have difficulty realizing an adequate return on invested capital. There is no assurance that regulatory authorities will grant sufficient rate increases to cover expenses associated with the foregoing difficulties as well as debt service requirements. In addition, with respect to utilities engaged in nuclear power generation, there is the possibility that

Federal, State or municipal governmental authorities may from time to time impose additional regulations or take other governmental action which might cause delays in the licensing, construction, or operation of nuclear power plants, or suspension of operation of such plants which have been or are being financed by proceeds of the fixed income securities in the Fund's portfolio.

     When-Issued and Delayed Delivery Securities. As discussed in the Prospectus, from time to time, in the ordinary course of business, the Fund may purchase securities on a when-issued or delayed delivery basis, i.e., delivery and payment can take place a month or more after the date of the transactions. The securities so purchased are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time the Fund makes the commitment to purchase securities on a when-issued, delayed delivery basis or forward commitment basis with the intention of acquiring the securities, it will record the transaction and thereafter reflect the value, each day, of such security in determining the net asset value of the Fund. At the time of delivery of the securities, the value may be more or less than the purchase price. The Fund will also establish a segregated account with its custodian bank in which it will maintain cash or U.S. Government Securities or other liquid portfolio securities equal in value to commitments for such when-issued or delayed delivery securities; subject to this requirement, the Fund may purchase securities on such basis without limit. An increase in the percentage of the Fund's assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund's net asset value. The Investment Manager and the Board of Directors do not believe that the Fund's net asset value or income will be adversely affected by its purchase of securities on such basis. The Fund may sell securities on a when-issued or delayed delivery basis provided that the Fund owns the security at the time of the sale. During the fiscal year ended August 31, 1996, the Fund did not purchase any when-issued and delayed delivery securities.

     When, As and If Issued Securities. The Fund may purchase securities on a "when, as and if issued" basis under which the issuance of the security depends upon the occurrence of a subsequent event, such as approval of a merger, corporate reorganization, leveraged buy-out or debt restructuring. The commitment for the purchase of any such security will not be recognized in the portfolio of the Fund until the Investment Manager determines that issuance of the security is probable. At such time, the Fund will record the transaction and, in determining its net asset value, will reflect the value of the security daily. At such time, the Fund will also establish a segregated account with its custodian bank in which it will maintain cash or U.S. Government Securities or other liquid portfolio securities equal in value to recognized commitments for such securities. Once a segregated account has been established, if the anticipated event does not occur and the securities are not issued the Fund will have lost an investment opportunity. The value of the Fund's commitments to purchase the securities of any one issuer, together with the value of all securities of such issuer owned by the Fund, may not exceed 5% of the value of the Fund's total assets at the time the initial commitment to purchase such securities is made (see "Investment Restrictions" in the Prospectus). Subject to the foregoing restrictions, the Fund may purchase securities on such basis without limit. An increase in the percentage of the Fund's assets committed to the purchase of securities on a "when, as and if issued" basis may increase the volatility of its net asset value. The Investment Manager and the Board of Directors do not believe that the net asset value of the Fund will be adversely affected by its purchase of securities on such basis. The Fund may also sell securities on a "when, as and if issued" basis provided that the issuance of the security will result automatically from the exchange or conversion of a security owned by the Fund at the time of the sale. During the fiscal year ended
August 31, 1996, the Fund did not purchase securities on a when, as and if issued basis in an amount which exceeded 5% of its total net assets.

     Futures Contracts and Options On Futures. As discussed in the Prospectus, the Fund may invest in financial futures contracts ("futures contracts") and related options thereon. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes. A futures contract sale creates an obligation by the Fund, as seller, to deliver the specific type of instrument called for in the contract at a specified future time for a specified price. A futures contract purchase would create an obligation by the Fund, as purchaser, to take delivery of the specific type of financial instrument at a specified future time at a specified price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was effected.

     The Fund may sell a futures contract or a call option thereon or purchase a put option on such futures contract, if the Investment Manager anticipates interest rates to rise, as a hedge against a decrease in the value of the Fund's portfolio securities. If the Investment Manager anticipates that interest rates will decline, the Fund may purchase a futures contract or a call option thereon or sell a put option on such futures contract to protect against an increase in the price of the securities the Fund intends to purchase. These futures contracts and related options thereon will be used only as a hedge against anticipated interest rate changes.

     The Fund may not enter into futures contracts or purchase related options thereon if immediately thereafter the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets. The Fund may not purchase or sell futures contracts or related options thereon if, immediately thereafter, more than one-third of its net assets would be hedged. The Fund did not enter into any futures transactions during its fiscal year ended August 31, 1996.

     Although the terms of futures contracts specify actual delivery or receipt of securities, in most instances the contracts are closed out before the settlement date without the making or taking of delivery of the securities. Closing out of a futures contract is usually effected by entering into an offsetting transaction. An offsetting transaction for a futures contract sale is effected by the Fund entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is immediately paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Fund entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain, and if the offsetting sale price is less than the purchase price, the Fund realizes a loss.

     Unlike a futures contract, which requires the parties to buy and sell a security on a set date, an option on a futures contract entitles its holder to decide on or before a future date whether to enter into such a contract. If the holder decides not to enter into the contract, the premium paid for the contract is lost. Since the price of the option is fixed at the point of sale, there are no daily payments of cash to reflect the change in the value of the underlying contract, as discussed below for futures contracts. The value of the option does change and is reflected in the net asset value of the Fund.

     The Fund is required to maintain margin deposits with brokerage firms through which it effects futures contracts and options thereon. The initial margin requirements vary according to the type of the underlying security. In addition, due to current industry practice, daily variations in gains and losses on open contracts are required to be reflected in cash in the form of variation margin payments. The Fund may be required to make additional margin payments during the term of the contract.

     Currently, futures contracts can be purchased on debt securities such as U.S. Treasury Bills and Bonds, U.S. Treasury Notes with maturities between
6 and 10 years, Certificates of the Government National Mortgage Association and Bank Certificates of Deposit. The Fund may invest in interest rate futures contracts covering these types of financial instruments as well as in new types of such contracts that become available in the future.

     Financial futures contracts are traded in an auction environment on the floors of several Exchanges _ principally, the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Futures Exchange. Each Exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the Exchange membership which is also responsible for handling daily accounting of deposits or withdrawals of margin.

     A risk in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities subject to futures contracts may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. The correlation may be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. This would reduce their value for hedging purposes over a short time period. Such distortions are generally minor and would diminish as the contract approached maturity.

     Another risk is that the Fund's manager could be incorrect in its expectations as to the direction or extent of various interest rate movements or the time span within which the movements take place. For example, if the Fund sold futures contracts for the sale of securities in anticipation of an increase in interest rates, and then interest rates went down instead, causing bond prices to rise, the Fund would lose money on the sale.

     Put and call options on financial futures have similar characteristics as Exchange traded options. For a further description of options, see below and page 12 of the Prospectus.

     In addition to the risks associated in investing in options on securities, there are particular risks associated with investing in options on futures. In particular, the ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop.

     A substantial majority (i.e., approximately 75%) of all anticipatory hedge transactions (transactions in which the Fund does not own at the time of the transaction, but expects to acquire, the securities underlying the relevant futures contract) involving the purchase of futures contracts, call options or written put options thereon will be completed by the purchase of securities which are the subject of the hedge.

     The Fund may not enter into futures contracts or related options thereon if, immediately thereafter, the amount committed to margin plus the amount paid for option premiums exceeds 5% of the value of the Fund's total assets. In instances involving the purchase of futures contracts by the Fund, an amount equal to the market value of the futures contract will be deposited in a segregated account of cash and cash equivalents to collateralize the position and thereby ensure that the use of such futures contract is unleveraged. The Fund may not purchase or sell futures contracts or related options if, immediately thereafter, more than one-third of its net assets would be hedged.

     Options. As discussed in the Prospectus, the Fund may purchase or sell options on debt securities. The Fund would only buy options listed on national securities exchanges, except for agreements, sometimes called cash puts, which may accompany the purchase of a new issue of bonds from a dealer.

     A call option is a contract that gives the holder of the option the right to buy from the writer (seller) of the call option, in return for a premium, the security underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price during the option period. A put option is a contract that gives the holder of the option the right to sell to the writer, in return for a premium, the underlying security at a specified price during the term of the option. The writer of the put has the obligation to buy the underlying security upon exercise, at the exercise price during the option period. The Fund did not enter into any options transactions during its fiscal year ended August 31, 1996, and it has no intention of doing so during the forseeable future.

     The Fund will only write covered call or covered put options. The Fund may only write covered options which are listed on national securities exchanges. The Fund may not write covered options in an amount exceeding 20% of the value of its total assets. A call option is "covered" if the Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds, on a share-for-share basis, a call on the same security as the call written where the exercise price of the call held is
(i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, Treasury bills or other liquid portfolio securities in a segregated account with its custodian. A put option is "covered" if the Fund maintains cash, Treasury bills or other liquid portfolio securities with a value equal to the exercise price in a segregated account with its custodian, or else holds, on a share-for-share basis, a put on the same security as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written.

     If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires. The Fund may only buy options which are listed on national securities exchanges. The Fund will not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the Fund's total assets.

     The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. If a put option written by the Fund is exercised, the Fund may incur a loss equal to the difference between the exercise price of the option and the sum of the sale price of the underlying security plus the premium received from the sale of the option. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date.

     An option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

     The Fund now qualifies and intends to remain qualified as a "regulated investment company" under the Internal Revenue Code (see "Dividends, Distributions and Taxes"). One requirement for such qualification is that less than 30% of the Fund's gross income must be derived from the gains from the sale or other disposition of securities held for less than three months. Therefore, the Fund may be limited in its ability to engage in futures and options transactions.

INVESTMENT RESTRICTIONS
-------------------------------------------------------------------------------

     In addition to the investment restrictions enumerated in the Prospectus, the investment restrictions listed below have been adopted by the Fund as fundamental policies, which may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act. Such a majority is defined as the lesser of (a) 67% of the shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

     The Fund may not:

          1.   Make short sales of securities;

          2. Purchase securities on margin, except for such short-term loans as are necessary for the clearance of purchases of portfolio securities;

          3. Pledge its assets or assign or otherwise encumber them in excess of 4.5% of its net assets (taken at market value at the time of pledging) and then only to secure borrowings effected within the limitations set forth in Restriction 14. For the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial margin for futures are not deemed to be pledges of assets;

          4. Engage in the underwriting of securities except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security;

          5. Purchase or sell real estate or interests therein, although it may purchase securities of issuers which engage in real estate operations and securities which are secured by real estate or interests therein;

          6. Purchase or sell commodities except that the Fund may purchase financial futures contracts and related options;

          7. Make loans of money or securities, except (a) by the purchase of debt obligations in which the Fund may invest consistent with its investment objectives and policies; (b) by investment in repurchase agreements (see "Portfolio Characteristics _ Repurchase Agreements"); or
     (c) by lending its portfolio securities, subject to limitations described elsewhere in this Statement of Additional Information. See "Portfolio Characteristics _ Lending of Portfolio Securities";

          8. Purchase oil, gas or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Fund may invest in the securities of companies which invest in or sponsor such programs;

          9. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets;

         10. Invest for the purpose of exercising control or management of another company;

         11. Invest in securities of any company if, to the knowledge of the Fund, any officer or director of the Fund or of the Investment Manager owns more than 1/2 of 1% of the outstanding securities of such company, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such company; and

         12. Write, purchase or sell puts, calls, or combinations thereof except options on futures contracts or options on debt securities.

         13. Borrow money, except that the Fund may borrow for temporary purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (not including the amount borrowed).

     As regards the above investment restrictions and those disclosed in the Prospectus, if a percentage restriction is addressed at the time of investment, a later increase or decrease in percentage resulting from a change in values of portfolio securities or amount of total or net assets will not be considered a violation of any of the foregoing restrictions.

     Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objectives by investing all or substantially all of its assets in another investment company having substantially the same investment objectives and policies as the Fund.

PORTFOLIO TRANSACTIONS AND BROKERAGE
-------------------------------------------------------------------------------

     Subject to the general supervision by the Board of Directors, the Investment Manager is responsible for decisions to buy and sell securities and futures contracts for the Fund, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. Purchases and sales of securities on a stock exchange are effected through brokers who charge a commission for their services. The Fund expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. Securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. Options and futures transactions will usually be effected through a broker and a commission will be charged. The Fund also expects that securities will be purchased at times in underwritten offerings where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. The Fund paid $95,014, $179,154 and $301,392 in brokerage commissions during the fiscal years ended August 31, 1994, 1995 and 1996, respectively.

     The Investment Manager currently serves as investment manager to a number of clients, including other investment companies, and may in the future act as investment manager or adviser to others. It is the practice of the Investment Manager to cause purchase and sale transactions to be allocated among the Fund and others whose assets it manages in such manner as it deems equitable. In making such allocations among the Fund and other client accounts, various factors may be considered, including the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts. In the case of certain initial and secondary public offerings, the Investment Manager may utilize a pro rata allocation process based on the size of the Dean Witter Funds involved and the number of shares available from the public offering.

     The policy of the Fund regarding purchases and sales of securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient executions of transactions. In seeking to implement the Fund's policies, the Investment Manager effects transactions with those brokers and dealers who the Investment Manager believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Manager believes such prices and executions are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

     The information and services received by the Investment Manager from brokers and dealers may be of benefit to the Investment Manager in the management of accounts of some of its other clients and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thus reduce its expenses, it is of indeterminable value and the management fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services.

     Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. The Fund will limit its transactions with DWR to U.S. Government and Government Agency Securities, Bank Money Instruments (i.e., Certificates of Deposit and Bankers' Acceptances) and Commercial Paper (not including Tax-Exempt Municipal Paper). Such transactions will be effected with DWR only when the price available from DWR is better than that available from other dealers. During the fiscal years ended August 31, 1994, 1995 and 1996, the Fund did not effect any principal transactions with DWR.

     Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through DWR and other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect portfolio transactions for the Fund, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Directors of the Fund, including a majority of the Directors who are not "interested" Directors, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard. The Fund does not reduce the management fee it pays to the Investment Manager by the amount of the brokerage commissions it may pay to an affiliated broker or dealer. During the fiscal years ended August 31, 1994, 1995 and 1996, the Fund paid no brokerage commissions to any affiliated brokers or dealers.

THE DISTRIBUTOR
-------------------------------------------------------------------------------

     As discussed in the Prospectus, shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"). The Distributor has entered into a selected dealer agreement with DWR, which through its own sales organization sells shares of the Fund. In addition, the Distributor may enter into agreements with other selected broker-dealers. The Distributor, a Delaware corporation, is a wholly-owned subsidiary of MSDWD. The Directors of the Fund, including a majority of the Directors who are not, and were not at the time they voted, interested persons of the Fund, as defined in the Act (the "Independent Directors"), approved, at their meeting held on June 30, 1997, the current Distribution Agreement appointing the Distributor exclusive distributor of the Fund's shares and providing for the Distributor to bear distribution expenses not borne by the Fund. By its terms, the Distribution Agreement has an initial term ending April 30, 1998 and will remain in effect from year to year thereafter if approved by the Board.

     The Distributor bears all expenses it may incur in providing services under the Distribution Agreement. Such expenses include the payment of commissions for sales of the Fund's shares and incentive compensation to account executives. The Distributor also pays certain expenses in connection with the distribution of the Fund's shares, including the costs of preparing, printing and distributing advertising or promotional materials, and the costs of printing and distributing prospectuses and supplements thereto used in connection with the offering and sale of the Fund's shares. The Fund bears the costs of initial typesetting, printing and distribution of prospectuses and supplements thereto to shareholders. The Fund also bears the costs of registering the Fund and its shares under federal securities laws and pays filing fees in accordance with state securities laws. The Fund and the Distributor have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, the Distributor uses its best efforts in rendering services to the Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the Fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for losses sustained by the Fund or its shareholders.

PLAN OF DISTRIBUTION

     Effective July 28, 1997, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan") pursuant to which each Class, other than Class D, pays the Distributor compensation accrued daily and payable monthly at the following annual rates: 0.25%, 0.75% and 0.85% of the average daily net assets of Class A, Class B and Class C, respectively. The Distributor also receives the proceeds of front-end sales charges and of contingent deferred sales charges imposed on certain redemptions of shares, which are separate and apart from payments made pursuant to the Plan (see "Purchase of Fund Shares" in the Prospectus). The Distributor has informed the Fund that it and/or DWR received approximately $2,208,000, $611,000 and $1,594,948 in front-end sales charges for the fiscal years ended August 31, 1994, 1995 and 1996, respectively.

     The Distributor has informed the Fund that the entire fee payable by Class A and a portion of the fees payable by each of Class B and Class C each year pursuant to the Plan equal to 0.20% of the average daily net assets of Class B and 0.25% of the average daily net assets of Class C are currently each characterized as a "service fee" under the Rules of the Association of the National Association of Securities Dealers, Inc. (of which the Distributor is a member). The "service fee" is a payment made for personal service and/or the maintenance of shareholder accounts. The remaining portion of the Plan fees payable by a Class, if any, is characterized as an "asset-based sales charge" as such is defined by the aforementioned Rules of the Association.

     The Plan was adopted by a majority vote of the Board of Directors, including all of the Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan (the "Independent 12b-1 Directors"), cast in person at a meeting called for the purpose of voting on the Plan, on June 30, 1997.

     Under its terms, the Plan has an initial term ending April 30, 1998 and will continue from year to year thereafter, provided such continuance is approved annually by a vote of the Directors in the manner described above.

     Under the Plan and as required by Rule 12b-1, the Directors receive and review promptly after the end of each calendar quarter a written report provided by the Distributor of the amounts expended under the Plan and the purpose for which such expenditures were made.

     The Plan was adopted in order to permit the implementation of the Fund's method of distribution. Under this distribution method the Fund offers four Classes of shares, each with a different distribution arrangement as set forth in the Prospectus.

     With respect to Class A shares, DWR compensates its account executives by paying them, from proceeds of the front-end sales charge, commissions for the sale of Class A shares, currently a gross sales credit of up to 4.0% of the amount sold (except as provided in the following sentence) and an annual residual commission, currently a residual of up to 0.20% of the current value of the respective accounts for which they are the account executives or dealers of record in all cases. On orders of $1 million or more (for which no sales charge was paid) or net asset value purchases by 401(k) plans or other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code for which Dean Witter Trust Company ("DWTC") or Dean Witter Trust FSB ("DWTFSB") serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper, the Investment Manager compensates DWR's account executives by paying them, from its own funds, a gross sales credit of 1.0% of the amount sold.

     With respect to Class B shares, DWR compensates its account executives by paying them, from its own funds, commissions for the sale of Class B shares, currently a gross sales credit of up to 4.0% of the amount sold (except as provided in the following sentence) and an annual residual commission, currently a residual of up to 0.20% of the current value of the respective accounts for which they are the account executives of record in all cases. In the case of retirement plans qualified under Section 401(k) of the Internal Revenue Code and other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper, and which plans are opened on or after July 28, 1997, DWR compensates its account executives by paying them, from its own funds, a gross sales credit of 3.0% of the amount sold.

     With respect to Class C shares, DWR compensates its account executives by paying them, from its own funds, commissions for the sale of Class C shares, currently a gross sales credit of up to 1.0% of the amount sold and an annual residual commission, currently a residual of up to 0.85% of the current value of the respective accounts for which they are the account executives of record.

     With respect to Class D shares other than shares held by participants in InterCapital's mutual fund asset allocation program, the Investment Manager compensates DWR's account executives by paying them, from its own funds, commissions for the sale of Class D shares, currently a gross sales credit of up to 1.0% of the amount sold. There is a chargeback of 100% of the amount paid if the Class D shares are redeemed in the first year and a chargeback of 50% of the amount paid if the Class D shares are redeemed in the second year after purchase. The Investment Manager also compensates DWR's account executives by paying them, from its own funds, an annual residual commission, currently a residual of up to 0.10% of the current value of the respective accounts for which they are the account executives of record (not including accounts of participants in the InterCapital mutual fund asset allocation program).

     The gross sales credit is a charge which reflects commissions paid by DWR to its account executives and DWR's Fund-associated distribution-related expenses, including sales compensation, and overhead and other branch office distribution-related expenses including (a) the expenses of operating DWR's branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) travel expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other expenses relating to branch promotion of Fund sales. The distribution fee that the Distributor receives from the Fund under the Plan, in effect, offsets distribution expenses incurred under the Plan on behalf of the Fund and, in the case of Class B shares, opportunity costs, such as the gross sales credit and an assumed interest charge thereon ("carrying charge"). In the Distributor's reporting of the distribution expenses to the Fund, in the case of Class B shares, such assumed interest (computed at the "broker's call rate") has been calculated on the gross credit as it is reduced by amounts received by the Distributor under the Plan and any contingent deferred sales charges received by the Distributor upon redemption of shares of the Fund. No other interest charge is included as a distribution expense in the Distributor's calculation of its distribution costs for this purpose. The broker's call rate is the interest rate charged to securities brokers on loans secured by exchange-listed securities.

     The Fund is authorized to reimburse expenses incurred or to be incurred in promoting the distribution of the Fund's Class A and Class C shares and in servicing shareholder accounts. Reimbursement will be made through payments at the end of each month. The amount of each monthly payment may in no event exceed an amount equal to a payment at the annual rate of 0.25%, in the case of Class A, and 0.85%, in the case of Class C, of the average net assets of the respective Class during the month. No interest or other financing charges, if any, incurred on any distribution expenses on behalf of Class A and Class C will be reimbursable under the Plan. With respect to Class A, in the case of all expenses other than expenses representing the service fee, and, with respect to Class C, in the case of all expenses other than expenses representing a gross sales credit or a residual to account executives, such amounts shall be determined at the beginning of each calendar quarter by the Directors, including a majority of the Independent 12b-1 Directors. Expenses representing the service fee (for Class A) or a gross sales credit or a residual to account executives (for Class C) may be reimbursed without prior determination. In the event that the Distributor proposes that monies shall be reimbursed for other than such expenses, then in making quarterly determinations of the amounts that may be reimbursed by the Fund, the Distributor will provide and the Directors will review a quarterly budget of projected distribution expenses to be incurred on behalf of the Fund, together with a report explaining the purposes and anticipated benefits of incurring such expenses. The Directors will determine which particular expenses, and the portions thereof, that may be borne by the Fund, and in making such a determination shall consider the scope of the Distributor's commitment to promoting the distribution of the Fund's Class A and Class C shares.

     At any given time, the expenses of distributing shares of the Fund may be more or less than the total of (i) the payments made by the Fund pursuant to the Plan and (ii) the proceeds of contingent deferred sales charges paid by investors upon redemption of shares. Because there is no requirement under the Plan that the Distributor be reimbursed for all distribution expenses with respect to Class B shares or any requirement that the Plan be continued from year to year, this excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Directors will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.

     No interested person of the Fund nor any Director of the Fund who is not an interested person of the Fund, as defined in the Act, has any direct financial interest in the operation of the Plan except to the extent that the Distributor, InterCapital, DWR, DWSC or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Plan or as a result of receiving a portion of the amounts expended thereunder by the Fund.

     The Plan may not be amended to increase materially the amount to be spent for the services described therein without approval by the shareholders of the affected Class or Classes of the Fund, and all material amendments to the Plan must also be approved by the Directors in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent 12b-1 Directors or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act) on not more than thirty days' written notice to any other party to the Plan. So long as the Plan is in effect, the election and nomination of Independent 12b-1 Directors shall be committed to the discretion of the Independent 12b-1 Directors.

DETERMINATION OF NET ASSET VALUE
-------------------------------------------------------------------------------

     As discussed in the Prospectus, the net asset value per share for each Class of shares of the Fund is determined once daily at 4:00 p.m., New York time (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time) on each day that the New York Stock Exchange is open. The New York Stock Exchange currently observes the following holidays: New Year's Day; President's Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day.

PURCHASE OF FUND SHARES
-------------------------------------------------------------------------------

     As discussed in the Prospectus, the Fund offers four Classes of shares as follows:

INITIAL SALES CHARGE ALTERNATIVE-CLASS A SHARES

     Class A shares are sold to investors with an initial sales charge that declines to zero for larger purchases; however, Class A shares sold without an initial sales charge are subject to a contingent deferred sales charge ("CDSC") of 1.0% if redeemed within one year of purchase, except in the circumstances discussed in the Prospectus.

     Right of Accumulation. As discussed in the Prospectus, investors may combine the current value of shares purchased in separate transactions for purposes of benefitting from the reduced sales charges available for purchases of shares of the Fund totalling at least $25,000 in net asset value. For example, if any person or entity who qualifies for this privilege holds Class A shares of the Fund and/or other Dean Witter Funds that are multiple class funds ("Dean Witter Multi-Class Funds") or shares of other Dean Witter Funds sold with a front-end sales charge purchased at a price including a front-end sales charge having a current value of $5,000, and purchases $20,000 of additional shares of the Fund, the sales charge applicable to the $20,000 purchase would be 4.0% of the offering price.

     The Distributor must be notified by the selected broker-dealer or the shareholder at the time a purchase order is placed that the purchase qualifies for the reduced charge under the Right of Accumulation. Similar notification must be made in writing by the selected broker-dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if: (a) such notification is not furnished at the time of the order; or (b) a review of the records of the Distributor or Dean Witter Trust Company (the "Transfer Agent") fails to confirm the investor's represented holdings.

     Letter of Intent. As discussed in the Prospectus, reduced sales charges are available to investors who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of Class A shares of the Fund from the Distributor or from a single Selected Broker-Dealer.

     A Letter of Intent permits an investor to establish a total investment goal to be achieved by any number of purchases over a thirteen-month period. Each purchase of Class A shares made during the period will receive the reduced sales commission applicable to the amount represented by the goal, as if it were a single purchase. A number of shares equal in value to 5% of the dollar amount of the Letter of Intent will be held in escrow by the Transfer Agent, in the name of the shareholder. The initial purchase under a Letter of Intent must be equal to at least 5% of the stated investment goal.

     The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the investor is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor is authorized by the shareholder to liquidate a sufficient number of his or her escrowed shares to obtain such difference.

     If the goal is exceeded and purchases pass the next sales charge level, the sales charge on the entire amount of the purchase that results in passing that level and on subsequent purchases will be subject to further reduced sales charges in the same manner as set forth above under "Right of Accumulation," but there will be no retroactive reduction of sales charges on previous purchases. For the purpose of determining whether the investor is entitled to a further reduced sales charge applicable to purchases at or above a sales charge level which exceeds the stated goal of a Letter of Intent, the cumulative current net asset value of any shares owned by the investor in any other Dean Witter Funds held by the shareholder which were previously purchased at a price including a front-end sales charge (including shares of the Fund and other Dean Witter Funds acquired in exchange for those shares, and including in each case shares acquired through reinvestment of dividends and distributions) will be added to the cost or net asset value of shares of the Fund owned by the investor. However, shares of "Exchange Funds" (see "Shareholder Services_Exchange Privilege") and the purchase of shares of other Dean Witter Funds will not be included in determining whether the stated goal of a Letter of Intent has been reached.

     At any time while a Letter of Intent is in effect, a shareholder may, by written notice to the Distributor, increase the amount of the stated goal. In that event, only shares purchased during the previous 90-day period and still owned by the shareholder will be included in the new sales charge reduction. The 5% escrow and minimum purchase requirements will be applicable to the new stated goal. Investors electing to purchase shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent.

CONTINGENT DEFERRED SALES CHARGE ALTERNATIVE-CLASS B SHARES

     Class B shares are sold without an initial sales charge but are subject to a CDSC payable upon most redemptions within six years after purchase. As stated in the Prospectus, a CDSC will be imposed on any redemption by an investor if after such redemption the current value of the investor's Class B shares of the Fund is less than the dollar amount of all payments by the shareholder for the purchase of Class B shares during the preceding six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years). However, no CDSC will be imposed to the extent that the net asset value of the shares redeemed does not exceed: (a) the current net asset value of shares purchased more than six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) prior to the redemption, plus
(b) the current net asset value of shares purchased through reinvestment of dividends or distributions of the Fund or another Dean Witter Fund (see "Shareholder Services_Targeted Dividends"), plus (c) the current net asset value of shares acquired in exchange for (i) shares of Dean Witter front-end sales charge funds, or (ii) shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (see "Shareholder Services_Exchange Privilege"), plus (d) increases in the net asset value of the investor's shares above the total amount of payments for the purchase of Fund shares made during the preceding six (three) years. The CDSC will be paid to the Distributor.

     In determining the applicability of the CDSC to each redemption, the amount which represents an increase in the net asset value of the investor's shares above the amount of the total payments for the purchase of shares within the last six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) will be redeemed first. In the event the redemption amount exceeds such increase in value, the next portion of the amount redeemed will be the amount which represents the net asset value of the investor's shares purchased more than six (three) years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter funds for which shares of front-end sales charge funds have been exchanged. A portion of the amount redeemed which exceeds an amount which represents both such increase in value and the value of shares purchased more than six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in the above-described exchanges will be subject to a CDSC.

     The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares of the Fund until the time of redemption of such shares. For purposes of determining the number of years from the time of any payment for the purchase of shares, all payments made during a month will be aggregated and deemed to have been made on the last day of the month. The following table sets forth the rates of the CDSC applicable to most Class B shares of the Fund:

                                                       CDSC AS A
                                                     PERCENTAGE OF
YEAR SINCE PURCHASE PAYMENT MADE                    AMOUNT REDEEMED
--------------------------------                    ---------------
First..................................................   5.0%
Second.................................................   4.0%
Third..................................................   3.0%
Fourth.................................................   2.0%
Fifth..................................................   2.0%
Sixth..................................................   1.0%
Seventh and thereafter.................................   None

     The following table sets forth the rates of the CDSC applicable to Class B shares of the Fund held by 401(k) plans or other employer-sponsored plans qualified under Section 401(a) of the Internal Revenue Code for which DWTC or DWTFSB serves as Trustee or the 401(k) Support Services Group of DWR serves as recordkeeper and whose accounts are opened on or after July 28, 1997:

                                                       CDSC AS A
                                                     PERCENTAGE OF
YEAR SINCE PURCHASE PAYMENT MADE                    AMOUNT REDEEMED
--------------------------------                    ---------------
First..................................................   2.0%
Second.................................................   2.0%
Third..................................................   1.0%
Fourth and thereafter..................................   None

     In determining the rate of the CDSC, it will be assumed that a redemption is made of shares held by the investor for the longest period of time within the applicable six-year or three-year period. This will result in any such CDSC being imposed at the lowest possible rate. The CDSC will be imposed, in accordance with the table shown above, on any redemptions within six years (or, in the case of shares held by certain employer-sponsored benefit plans, three years) of purchase which are in excess of these amounts and which redemptions do not qualify for waiver of the CDSC, as described in the Prospectus.

LEVEL LOAD ALTERNATIVE-CLASS C SHARES

     Class C shares are sold without a sales charge but are subject to a CDSC of 1.0% on most redemptions made within one year after purchase, except in the circumstances discussed in the Prospectus.

NO LOAD ALTERNATIVE-CLASS D SHARES

     Class D shares are offered without any sales charge on purchase or redemption. Class D shares are offered only to those persons meeting the qualifications set forth in the Prospectus.

SHAREHOLDER SERVICES
-------------------------------------------------------------------------------

     Upon the purchase of shares of the Fund, a Shareholder Investment Account is opened for the investor on the books of the Fund, maintained by the Transfer Agent. This is an open account in which shares owned by the investor are credited by the Transfer Agent in lieu of issuance of a stock certificate. If a stock certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the account at any time. There is no charge to the investor for issuance of a certificate. Whenever a shareholder instituted transaction takes place in the Shareholder Investment Account, the shareholder will be mailed a confirmation of the transaction from the Fund or from DWR or other selected broker-dealer.

     Automatic Investment of Dividends and Distributions. As stated in the Prospectus, all income dividends and capital gains distributions are automatically paid in full and fractional shares of the applicable Class of the Fund, unless the shareholder requests that they be paid in cash. Each purchase of shares of the Fund is made upon the condition that the Transfer Agent is thereby automatically appointed as agent of the investor to receive all dividends and capital gains distributions on shares owned by the investor. Such dividends and distributions will be paid, at the net asset value per share, in shares of the applicable Class of the Fund (or in cash if the shareholder so requests) as of the close of business on the record date. At any time an investor may request the Transfer Agent, in writing, to have subsequent dividends and/or capital gains distributions paid to him or her in cash rather than shares. To assure sufficient time to process the change, such request should be received by the Transfer Agent at least five business days prior to the record date of the dividend or distribution. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payments will be made to DWR or other selected broker-dealer, and will be forwarded to the shareholder, upon the receipt of proper instructions.

     Targeted Dividends.(sm) In states where it is legally permissible, shareholders may also have all income dividends and capital gains distributions automatically invested in shares of any Class of an open-end Dean Witter Fund other than Dean Witter High Yield Securities Inc. or in another Class of Dean Witter High Yield Securities Inc. Such investment will be made as described above for automatic investment in shares of the applicable Class of the Fund, at the net asset value per share of the selected Dean Witter Fund as of the close of business on the payment date of the dividend or distribution and will begin to earn dividends, if any, in the selected Dean Witter Fund the next business day. To participate in the Targeted Dividends program, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent. Shareholders of the Fund must be shareholders of the selected Class of the Dean Witter Fund targeted to receive investments from dividends at the time they enter the Targeted Dividends program. Investors should review the prospectus of the targeted Dean Witter Fund before entering the program.

     EasyInvest.(sm) Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account or following redemption of shares of a Dean Witter money market fund, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund. Shares purchased through EasyInvest will be added to the shareholder's existing account at the net asset value calculated the same business day the transfer of funds is effected. For further information or to subscribe to EasyInvest, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

     Investment of Distributions Received in Cash. As discussed in the Prospectus, any shareholder who receives a cash payment representing a dividend or capital gains distribution may invest such dividend or distribution in shares of the applicable Class at net asset value, without the imposition of a CDSC upon redemption, by returning the check or the proceeds to the Transfer Agent within thirty days after the payment date. If the shareholder returns the proceeds of a dividend or distribution, such funds must be accompanied by a signed statement indicating that the proceeds constitute a dividend or distribution to be invested. Such investment will be made at the net asset value per share next determined after receipt of the check or the proceeds by the Transfer Agent.

     Systematic Withdrawal Plan. As discussed in the Prospectus, a systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current offering price. The plan provides for monthly or quarterly (March, June, September and December) checks in any amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable CDSC will be imposed on shares redeemed under the Withdrawal Plan (see "Purchase of Fund Shares"). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable CDSC) to the shareholder will be the designated monthly or quarterly amount.

     The Transfer Agent acts as agent for the shareholder in tendering to the Fund for redemption sufficient full and fractional shares to provide the amount of the periodic withdrawal payment designated in the application. The shares will be redeemed at their net asset value determined, at the shareholder's option, on the tenth or twenty-fifth day (or next following business day) of the relevant month or quarter and normally a check for the proceeds will be mailed by the Transfer Agent, or amounts credited to a shareholder's DWR or other selected broker-dealer brokerage account, within five business days after the date of redemption. The Withdrawal Plan may be terminated at any time by the Fund.

     Withdrawal Plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

     Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for federal income tax purposes. Although the shareholder may make additional investments of $2,500 or more under the Withdrawal Plan, withdrawals made concurrently with purchases of additional shares may be inadvisable because of sales charges which may be applicable to purchases or redemptions of shares (see "Purchase of Fund Shares").

     Any shareholder who wishes to have payments under the Withdrawal Plan made to a third party or sent to an address other than the one listed on the account must send complete written instructions to the Transfer Agent to enroll in the Withdrawal Plan. The shareholder's signature on such instructions must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is an eligible guarantor). A shareholder may, at any time, change the amount and interval of withdrawal payments through his or her account executive or by written notification to the Transfer Agent. In addition, the party and/or the address to which checks are mailed may be changed by written notification to the Transfer Agent, with signature guarantees required in the manner described above. The shareholder may also terminate the Withdrawal Plan at any time by written notice to the Transfer Agent. In the event of such termination, the account will be continued as a regular shareholder investment account. The shareholder may also redeem all or part of the shares held in the Withdrawal Plan account (see "Redemptions and Repurchases" in the Prospectus) at any time.

     Direct Investments through Transfer Agent. As discussed in the Prospectus, shareholders may make additional investments in any Class of shares of the Fund for which they qualify at any time by sending a check in any amount, not less than $100, payable to Dean Witter High Yield Securities Inc., and indicating the selected Class, directly to the Fund's Transfer Agent. In the case of Class A shares, after deduction of any applicable sales charge, the balance will be applied to the purchase of Fund shares, and, in the case of shares of the other Classes, the entire amount will be applied to the purchase of Fund shares, at the net asset value per share next computed after receipt of the check or purchase payment by the Transfer Agent. The shares so purchased will be credited to the investor's account.

EXCHANGE PRIVILEGE



     As discussed in the Prospectus, the Fund makes available to its shareholders an Exchange Privilege whereby shareholders of each Class of shares of the Fund may exchange their shares for shares of the same Class of shares of any other Dean Witter Multi-Class Fund without the imposition of any exchange fee. Shares may also be exchanged for shares of any of the following funds: Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Intermediate Term U.S. Treasury Trust and five Dean Witter Funds which are money market funds (the foregoing nine funds are hereinafter referred to as the "Exchange Funds"). Class A shares may also be exchanged for shares of Dean Witter Multi-State Municipal Series Trust and Dean Witter Hawaii Municipal Trust, which are Dean Witter Funds sold with a front-end sales charge ("FSC Funds"). Class B shares may also be exchanged for shares of Dean Witter Global Short-Term Income Fund Inc., Dean Witter High Income Securities and Dean Witter National Municipal Trust, which are Dean Witter Funds offered with a CDSC ("CDSC Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment. An exchange will be treated for federal income tax purposes the same as a repurchase or redemption of shares, on which the shareholder may realize a capital gain or loss.

     Any new account established through the Exchange Privilege will have the same registration and cash dividend or dividend reinvestment plan as the present account, unless the Transfer Agent receives written notification to the contrary. For telephone exchanges, the exact registration of the existing account and the account number must be provided.

     Any shares held in certificate form cannot be exchanged but must be forwarded to the Transfer Agent and deposited into the shareholder's account before being eligible for exchange. (Certificates mailed in for deposit should not be endorsed.)

     As described below, and in the Prospectus under the caption "Purchase of Fund Shares," a CDSC may be imposed upon a redemption, depending on a number of factors, including the number of years from the time of purchase until the time of redemption or exchange ("holding period"). When shares of a Dean Witter Multi-Class Fund or any CDSC Fund are exchanged for shares of an Exchange Fund, the exchange is executed at no charge to the shareholder, without the imposition of the CDSC at the time of the exchange. During the period of time the shareholder remains in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period or "year since purchase payment made" is frozen. When shares are redeemed out of the Exchange Fund, they will be subject to a CDSC which would be based upon the period of time the shareholder held shares in a Dean Witter Multi-Class Fund or in a CDSC Fund. However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund
12b-1 distribution fees incurred on or after that date which are attributable to those shares. Shareholders acquiring shares of an Exchange Fund pursuant to this exchange privilege may exchange those shares back into a Dean Witter Multi-Class Fund or a CDSC Fund from the Exchange Fund, with no CDSC being imposed on such exchange. The holding period previously frozen when shares were first exchanged for shares of the Exchange Fund resumes on the last day of the month in which shares of a Dean Witter Multi-Class Fund or of a CDSC
Fund are reacquired. A CDSC is imposed only upon an ultimate redemption, based upon the time (calculated as described above) the shareholder was invested in a Dean Witter Multi-Class Fund or in a CDSC Fund. In the case of exchanges of Class A shares which are subject to a CDSC, the holding period also includes the time (calculated as described above) the shareholder was invested in a FSC Fund.

     When shares initially purchased in a Dean Witter Multi-Class Fund or in a CDSC Fund are exchanged for shares of a Dean Witter Multi-Class Fund, shares of a CDSC Fund, shares of a FSC Fund, or shares of an Exchange Fund, the date of purchase of the shares of the fund exchanged into, for purposes of the CDSC upon redemption, will be the last day of the month in which the shares being exchanged were originally purchased. In allocating the purchase payments between funds for purposes of the CDSC, the amount which represents the current net asset value of shares at the time of the exchange which were (i) purchased more than one, three or six years (depending on the CDSC schedule applicable to the shares) prior to the exchange, (ii) originally acquired through reinvestment of dividends or distributions and (iii) acquired in exchange for shares of FSC Funds, or for shares of other Dean Witter Funds for which shares of FSC Funds have been exchanged (all such shares called "Free Shares"), will be exchanged first. After an exchange, all dividends earned on shares in an Exchange Fund will be considered Free Shares. If the exchanged amount exceeds the value of such Free Shares, an exchange is made, on a block-by-block basis, of non-Free Shares held for the longest period of time (except that, with respect to Class B shares, if shares held for identical periods of time but subject to different CDSC schedules are held in the same Exchange Privilege account, the shares of that block that are subject to a lower CDSC rate will be exchanged prior to the shares of that block that are subject to a higher CDSC rate). Shares equal to any appreciation in the value of non-Free Shares exchanged will be treated as Free Shares, and the amount of the purchase payments for the non-Free Shares of the fund exchanged into will be equal to the lesser of (a) the purchase payments for, or (b) the current net asset value of, the exchanged non-Free Shares. If an exchange between funds would result in exchange of only part of a particular block of non-Free Shares, then shares equal to any appreciation in the value of the block (up to the amount of the exchange) will be treated as Free Shares and exchanged first, and the purchase payment for that block will be allocated on a pro rata basis between the non-Free Shares of that block to be retained and the non-Free Shares to be exchanged. The prorated amount of such purchase payment attributable to the retained non-Free Shares will remain as the purchase payment for such shares, and the amount of purchase payment for the exchanged non-Free Shares will be equal to the lesser of (a) the prorated amount of the purchase payment for, or (b) the current net asset value of, those exchanged non-Free Shares. Based upon the procedures described in the Prospectus under the caption "Purchase of Fund Shares," any applicable CDSC will be imposed upon the ultimate redemption of shares of any fund, regardless of the number of exchanges since those shares were originally purchased.

     With respect to the redemption or repurchase of shares of the Fund, the application of proceeds to the purchase of new shares in the Fund or any other of the funds and the general administration of the Exchange Privilege, the Transfer Agent acts as agent for the Distributor and for the shareholder's selected broker-dealer, if any, in the performance of such functions. With respect to exchanges, redemptions or repurchases, the Transfer Agent shall be liable for its own negligence and not for the default or negligence of its correspondents or for losses in transit. The Fund shall not be liable for any default or negligence of the Transfer Agent, the Distributor or any selected broker-dealer.

     The Distributor and any selected broker-dealer have authorized and appointed the Transfer Agent to act as their agent in connection with the application of proceeds of any redemption of Fund shares to the purchase of shares of any other fund and the general administration of the Exchange Privilege. No commission or discounts will be paid to the Distributor or any Dealer for any transactions pursuant to this Exchange Privilege.

     Exchanges are subject to the minimum investment requirement and any other conditions imposed by each fund. (The minimum initial investment for the Exchange Privilege account of each Class is $5,000 for Dean Witter Liquid Asset Fund Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter New York Municipal Money Market Trust and Dean Witter California Tax-Free Daily Income Trust although those funds may, at their discretion, accept initial investments of as low as $1,000. The minimum initial investment for the Exchange Privilege account of each Class is $10,000 for Dean Witter Short-Term U.S. Treasury Trust, although that fund may, at its discretion, accept initial investments of as low as $5,000. The minimum initial investment for the Exchange Privilege account of each Class is $5,000 for Dean Witter Special Value Fund. The minimum initial investment for the Exchange Privilege account of each Class of all other Dean Witter Funds for which the Exchange Privilege is available is $1,000.) Upon exchange into an Exchange Fund the shares of that fund will be held in a special Exchange Privilege Account separately from accounts of those shareholders who have acquired their shares directly from that fund. As a result, certain services normally available to shareholders of those funds, including the check writing feature, will not be available for funds held in that account.

     The Fund and each of the other Dean Witter Funds may limit the number of times this Exchange Privilege may be exercised by any investor within a specified period of time. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of the Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory authorities (presently sixty days' prior written notice for termination or material revision), provided that six months' prior written notice of termination will be given to the shareholders who hold shares of Exchange Funds pursuant to this Exchange Privilege, and provided further that the Exchange Privilege may be terminated or materially revised without notice at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, (d) during any other period when the Securities and Exchange Commission by order so permits (provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or
(c) exist), or (e) if the Fund would be unable to invest amounts effectively in accordance with its investment objective(s), policies and restrictions.

     For further information regarding the Exchange Privilege, shareholders should contact their DWR or other selected broker-dealer or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
-------------------------------------------------------------------------------

     Redemption. As stated in the Prospectus, shares of each Class of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds will be reduced by the amount of any applicable CDSC. If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption. The share certificate, or an accompanying stock power, and the request for redemption, must be signed by the shareholder or shareholders exactly as the shares are registered. Each request for redemption, whether or not accompanied by a share certificate, must be sent to the Fund's Transfer Agent, which will redeem the shares at their net asset value next computed (see "Purchase of Fund Shares" in the Prospectus) after it receives the request, and certificate, if any, in good order. Any redemption request received after such computation will be redeemed at the next determined net asset value.

     Whether certificates are held by the shareholder or shares are held in a shareholder's account, if the proceeds are to be paid to any person other than the record owner, or if the proceeds are to be paid to a corporation (other than the Distributor or a selected broker-dealer for the account of the shareholder), partnership, trust or fiduciary, or sent to the shareholder at an address other than the registered address, signatures must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular Institution is such an eligible guarantor). A stock power may be obtained from any dealer or commercial bank. The Fund may change the signature guarantee requirements from time to time upon notice to shareholders, which may be by means of a new prospectus.

     Repurchase. As stated in the Prospectus, DWR and other selected broker-dealers are authorized to repurchase shares represented by a share certificate which is delivered to any of their offices. Shares held in a shareholder's account without a share certificate may also be repurchased by DWR and other selected broker-dealers upon the telephonic request of the shareholder. The repurchase price is the net asset value next computed after such purchase order is received by DWR or other selected broker-dealer reduced by any applicable CDSC.

     Payment for Shares Redeemed or Repurchased. As discussed in the Prospectus, payment for shares of any Class presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. The term good order means that the share certificate, if any, and request for redemption are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. Such payment may be postponed or the right of redemption suspended at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any other period when the Securities and Exchange Commission by order so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. If the shares to be redeemed have recently been purchased by check (including a certificate or bank cashier's check), payment of redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another selected broker-dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

     Transfers of Shares. In the event a shareholder requests a transfer of any shares to a new registration, such shares will be transferred without sales charge at the time of transfer. With regard to the status of shares which are either subject to the CDSC or free of such charge (and with regard to the length of time shares subject to the charge have been held), any transfer involving less than all the shares in an account will be made on a pro rata basis (that is, by transferring shares in the same proportion that the transferred shares bear to the total shares in the account immediately prior to the transfer). The transferred shares will continue to be subject to any applicable CDSC as if they had not been so transferred.

     Reinstatement Privilege. As described in the Prospectus, a shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 35 days after the date of the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund in the same Class at the net asset value next determined after a reinstatement request, together with such proceeds, is received by the Transfer Agent.

     Exercise of the reinstatement privilege will not affect the federal income tax treatment of any gain or loss realized upon the redemption or repurchase, except that if the redemption or repurchase resulted in a loss and reinstatement is made in shares of the Fund, some or all of the loss, depending on the amount reinstated, will not be allowed as a deduction for federal income tax purposes but will be applied to adjust the cost basis of the shares acquired upon reinstatement.

DIVIDENDS, DISTRIBUTIONS AND TAXES
-------------------------------------------------------------------------------

     As discussed in the Prospectus, the Fund will determine either to distribute or to retain all or part of any net long-term capital gains in any year for reinvestment. If any such gains are retained, the Fund will pay federal income tax thereon, and will notify shareholders that following an election by the Fund, the shareholders will be required to include such undistributed gains in determining their taxable income and may claim their share of the tax paid by the Fund as a credit against their individual federal income tax.

     In computing net investment income, the Fund will not amortize premiums or accrue discounts on fixed-income securities in the portfolio, except those original issue discounts for which amortization is required for federal income tax purposes. Additionally, with respect to market discounts on tax-exempt bonds issued after July 18, 1984, and all bonds purchased after April 30, 1993, a portion of any capital gain realized upon disposition may be re-characterized as taxable ordinary income in accordance with the provisions of the Internal Revenue Code. Realized gains and losses on security transactions are determined on the identified cost method. Dividend income is recorded on the ex-dividend date.

     Gains or losses on the sales of securities by the Fund will be long-term capital gains or losses if the securities have been held by the Fund for more than twelve months. Gains or losses on the sale of securities held for twelve months or less will be short-term capital gains or losses. In determining amounts to be distributed, capital gains will be offset by any capital loss carryovers incurred in prior years.

     Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder's stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and some portion of the dividends are subject to federal income taxes. If the net asset value of the shares should be reduced below a shareholder's cost as a result of the payment of dividends or realized long-term capital gains, such payment would be in part a return of the shareholder's investment to the extent of such reduction below the shareholder's cost, but nonetheless would be taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Fund shares immediately prior to a distribution record date.

     Shareholders should consult their attorneys or tax advisers regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

PERFORMANCE INFORMATION
-------------------------------------------------------------------------------

     As discussed in the Prospectus, from time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. These figures are computed separately for Class A, Class B, Class C and Class D shares.

     Prior to July 28, 1997, the Fund offered only one Class of shares. Because the distribution arrangement for Class A most closely resembles the distribution arrangement applicable prior to the implementation of multiple classes (i.e., Class A is sold with a front-end sales charge), historical performance information has been restated to reflect the actual maximum sales charge applicable to Class A (i.e., 4.25%) as compared to the 5.5% sales charge in effect prior to July 28, 1997. In addition, because all shares of the Fund held prior to July 28, 1997 have been designated Class D shares, the Fund's historical performance has also been restated to reflect the absence of any sales charge in the case of Class D shares. In addition, Class A shares are now subject to an ongoing 12b-1 fee which is not reflected in the restated performance for that Class and would reduce the performance quoted below.

Following the restated performance information is the actual performance of the Fund as of its last fiscal year (prior to the implementation of multiple classes) without taking into effect the new fee and sales charge structure.

     Yield is calculated for any 30-day period as follows: the amount of interest and/or dividend income for each security in the Fund's portfolio is determined in accordance with regulatory requirements; the total for the entire portfolio constitutes the Fund's gross income for the period. Expenses accrued during the period are subtracted to arrive at "net investment income" of each Class. The resulting amount is divided by the product of the maximum offering price per share on the last day of the period multiplied by the average number of shares of the applicable Class outstanding during the period that were entitled to dividends. This amount is added to 1 and raised to the sixth power. 1 is then subtracted from the result and the difference is multiplied by 2 to arrive at the annualized yield. For the 30-day period ended August 31, 1996, the Fund's restated yield for the Class A and Class D shares, calculated pursuant to this formula was 11.88% and 12.43%, respectively.

     The Fund's "average annual total return" represents an annualization of the Fund's total return over a particular period and is computed by finding the annual percentage rate which will result in the ending redeemable value of a hypothetical $1,000 investment made at the beginning of a one, five or ten year period, or for the period from the date of commencement of the Fund's operations, if shorter than any of the foregoing. The ending redeemable value is reduced by any CDSC at the end of the one, five or ten year or other period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing the average annual total return involves a percentage obtained by dividing the ending redeemable value by the amount of the initial investment, taking a root of the quotient (where the root is equivalent to the number of years in the period) and subtracting 1 from the result. The restated average annual total returns of the Class A and Class D shares of the Fund for the year ended August 31, 1996 were 6.35% and 11.07%, respectively; for the five years ended August 31, 1996 were 14.77% and 15.77%, respectively; and for the ten years ended August 31, 1996 were 6.06% and 6.53%, respectively.

     In addition to the foregoing, the Fund may advertise its total return for each Class over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculation may or may not reflect the imposition of the maximum front end sales charge for Class A or the deduction of the CDSC for each of Class B and Class C which, if reflected, would reduce the performance quoted. For example, the average annual total return of the Fund in the manner described in the preceding paragraph, but without the deduction for any applicable sales charge. Based on the foregoing calculation, the Fund's total return for Class A shares for the year ended August 31, 1996 was 11.07%, the total return for the five years ended August 31, 1996 was 15.77% and the total return for the ten years ended August 31, 1996 was 6.53%. Because the Class D shares are not subject to any sales charge, the Fund would only advertise average annual total returns as calculated in the previous paragraph.

     In addition, the Fund may compute its aggregate total return for each Class for specified periods by determining the aggregate percentage rate which will result in the ending value of a hypothetical $1,000 investment made at the beginning of the period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing aggregate total return involves a percentage obtained by dividing the ending value (without reduction for any sales charge) by the initial $1,000 investment and subtracting 1 from the result. Based on the foregoing calculation, the Fund's restated total return for both Class A and Class D shares for the year ended August 31, 1996 was 11.07%; the restated total return for the five years ended August 31, 1996 was 107.95%; and the restated total return for the ten years ended August 31, 1996 was 88.16%.

     The Fund may advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in each Class of shares of the Fund by adding 1 to the Fund's aggregate total return to date (expressed as a decimal and without taking into account the effect of any applicable CDSC) and multiplying by $9,575, $48,250 and $97,250 in the case of Class A (investments of $10,000, $50,000 and $100,000 adjusted for the initial sales charge) or by $10,000, $50,000 and $100,000 in the case of each of Class B,

Class C and Class D, as the case may be. Investments of $10,000, $50,000 and $100,000 in the Fund at inception would have grown to $45,959, $231,595 and $466,790, respectively, in the case of Class A, and $47,999, $239,995 and $479,990, respectively, in the case of Class D, at August 31, 1996.

     For the 30-day period ended August 31, 1996, the Fund's actual yield, calculated pursuant to the formula described above, was 11.73%. The average annual total returns of the Fund, calculated pursuant to the formula described above, for the year ended August 31, 1996, for the five years ended August 31, 1996, and for the ten years ended August 31, 1996, were 4.96%, 14.47% and 5.92%, respectively. The average annual total returns of the Fund calculated without the deduction for any applicable sales charge for the year ended August 31, 1996, for the five years ended August 31, 1996, and for the ten years ended August 31, 1996, were 11.07%, 15.77% and 6.53%, respectively. The Fund's aggregate total return, calculated pursuant to the formula described above, for the year ended August 31, 1996 was 11.07%, the total return for the five years ended August 31, 1996 was 107.95% and the total return for the ten years ended August 31, 1996 was 88.16%. Investments of $10,000, $50,000 and $100,000,
adjusted for the sales charges in effect at such time (5.5%, 4.25% or 3.25%, respectively), in the Fund at inception would have grown to $45,359, $229,795 and $464,390, respectively, at August 31, 1996.

     The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations.

DESCRIPTION OF COMMON STOCK
-------------------------------------------------------------------------------

     The Fund is authorized to issue 2 billion shares of common stock of $0.01 par value (500 million shares for each Class). Shares of the Fund, when issued, are fully paid, non-assessable, fully transferable and redeemable at the option of the holder. There are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of common stock of the Fund is entitled to its portion of all of the Fund's assets after all debts and expenses have been paid. Except for agreements entered into by the Fund in its ordinary course of business within the limitations of the Fund's fundamental investment policies (which may be modified only by shareholder vote), the Fund will not issue any securities other than common stock.

     The shares of the Fund do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

CUSTODIAN AND TRANSFER AGENT
-------------------------------------------------------------------------------

     The Bank of New York, 90 Washington Street, New York, New York 10286 is the Custodian of the Fund's assets. Any of the Fund's cash balances with the Custodian in excess of $100,000 are unprotected by federal deposit insurance. Such balances may, at times, be substantial.

     Dean Witter Trust Company, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311 is the Transfer Agent of the Fund's shares and Dividend Disbursing Agent for payment of dividends and distributions on Fund shares and Agent for shareholders under various investment plans described herein. Dean Witter Trust Company is an affiliate of Dean Witter InterCapital Inc., the Fund's Investment Manager, and of Dean Witter Distributors Inc, the Fund's Distributor. As Transfer Agent and Dividend Disbursing Agent, Dean Witter Trust Company's responsibilities include maintaining shareholder accounts, disbursing cash dividends and reinvesting dividends, processing account registration changes, handling purchase and redemption transactions, mailing prospectuses and reports, mailing and tabulating proxies, processing share certificate transactions, and maintaining shareholder records and lists. For these services Dean Witter Trust Company receives a per shareholder account fee.

INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------

     Price Waterhouse LLP serves as the independent accountants of the Fund. The independent accountants are responsible for auditing the annual financial statements of the Fund.

REPORTS TO SHAREHOLDERS
-------------------------------------------------------------------------------

     The Fund will send to shareholders, at least semi-annually, reports showing the Fund's portfolio and other information. An annual report, containing financial statements, together with a report by its independent accountants, will be sent to shareholders each year.

     The Fund's fiscal year ends on August 31. The financial statements of the Fund must be audited at least once a year by independent accountants whose selection is made annually by the Fund's Board of Directors.

LEGAL COUNSEL
-------------------------------------------------------------------------------

     Barry Fink, Esq., who is an officer and the General Counsel of the Investment Manager, is an officer and the General Counsel of the Fund.

EXPERTS
-------------------------------------------------------------------------------

     The financial statements of the Fund for the year ended August 31, 1996 included in this Statement of Additional Information and incorporated by reference in the Prospectus have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REGISTRATION STATEMENT
-------------------------------------------------------------------------------

     This Statement of Additional Information and the Prospectus do not contain all of the information set forth in the Registration Statement the Fund has filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by the rules and regulations of the Commission.

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             CORPORATE BONDS (87.6%)
             AEROSPACE (1.6%)
 $   9,000   Sabreliner Corp. (Series B).................    12.50   %    04/15/03  $     7,515,000
                                                                                    ---------------
             AUTOMOTIVE (3.5%)
     4,000   APS, Inc....................................    11.875       01/15/06        4,260,000
     7,700   Envirotest Systems, Inc.....................     9.125       03/15/01        6,930,000
     6,018   Envirotest Systems, Inc.....................     9.625       04/01/03        4,694,040
                                                                                    ---------------
                                                                                         15,884,040
                                                                                    ---------------
             BROADCAST MEDIA (2.9%)
     4,000   Adams Outdoor Advertising...................    10.75        03/15/06        4,090,000
     4,000   Paxson Communications Corp..................    11.625       10/01/02        4,190,000
     5,000   Spanish Broadcasting System, Inc............     7.50        06/15/02        5,150,000
                                                                                    ---------------
                                                                                         13,430,000
                                                                                    ---------------
             BUSINESS SERVICES (4.1%)
     4,072   Anacomp, Inc................................    13.00+       06/04/02        4,010,920
     2,000   Pierce Leahy Corp. - 144A*..................    11.125       07/15/06        2,085,000
    12,000   Xerox Corp..................................    15.00        06/10/97       12,788,280
                                                                                    ---------------
                                                                                         18,884,200
                                                                                    ---------------
             CABLE & TELECOMMUNICATIONS (13.0%)
     9,180   Adelphia Communications Corp. (Series B)....     9.50+       02/15/04        7,561,987
     5,000   American Communications Services, Inc.......    12.75++      04/01/06        2,600,000
    12,000   AT&T Capital Corp...........................    15.00        05/05/97       12,680,640
     5,000   Charter Communication South East L.P.
               (Series B)................................    11.25        03/15/06        4,975,000
     5,373   Falcon Holdings Group L.P. (Series B).......    11.00+       09/15/03        4,875,624
     5,000   Hyperion Communication - 144A*..............    13.00++      04/15/03        2,775,000
    28,500   In-Flight Phone Corp. (Series B)............    14.00++      05/15/02       10,687,500
     4,000   IXC Communications Inc. (Series B)..........    12.50        10/01/05        4,120,000
     5,050   Peoples Telephone Co., Inc..................    12.25        07/15/02        5,087,875
     4,000   Rifkin Acquisition Partners L.P.............    11.125       01/15/06        4,015,000
                                                                                    ---------------
                                                                                         59,378,626
                                                                                    ---------------
             COMPUTER EQUIPMENT (3.9%)
     4,000   Advanced Micro Devices......................    11.00        08/01/03        4,070,000
     5,000   Unisys Corp.................................    15.00        07/01/97        5,300,000
     7,900   Unisys Corp. (Conv.)........................     8.25        03/15/06        8,770,738
                                                                                    ---------------
                                                                                         18,140,738
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS


                                       36


DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             CONSUMER PRODUCTS (1.2%)
 $   5,500   J.B Williams Holdings, Inc..................    12.00   %    03/01/04  $     5,527,500
                                                                                    ---------------
             CONTAINERS (3.3%)
     8,000   Ivex Holdings Corp. (Series B)..............    13.25++      03/15/05        5,040,000
     5,000   Mail-Well Corp..............................    10.50        02/15/04        4,900,000
     5,000   Packaging Resources Inc. - 144A*............    11.625       05/01/03        5,075,000
                                                                                    ---------------
                                                                                         15,015,000
                                                                                    ---------------
             ELECTRICAL & ALARM SYSTEMS (2.0%)
    11,000   Mosler, Inc.................................    11.00        04/15/03        9,295,000
                                                                                    ---------------
             ENTERTAINMENT/GAMING & LODGING (8.5%)
     4,000   AMF Group Inc. - 144A*......................    10.875       03/15/06        4,000,000
     9,000   Fitzgeralds Gaming Corp. (Units)++..........    13.00        12/31/02        6,750,000
     5,000   Lady Luck Gaming Finance Corp...............    11.875       03/01/01        4,925,000
     8,000   Motels of America, Inc. (Series B)..........    12.00        04/15/04        7,200,000
     4,000   Players International, Inc..................    10.875       04/15/05        3,940,000
     4,000   Plitt Theaters, Inc. (Canada)...............    10.875       06/15/04        4,040,000
    41,950   Spectravision, Inc. (a).....................    11.65        12/01/02        4,213,778
     4,000   Station Casinos, Inc........................     9.625       06/01/03        3,820,000
                                                                                    ---------------
                                                                                         38,888,778
                                                                                    ---------------
             FOODS & BEVERAGES (8.1%)
    21,271   Envirodyne Industries, Inc..................    10.25        12/01/01       18,931,190
    42,650   Specialty Foods Acquisition Corp. (Series B)    13.00++      08/15/05       18,339,550
                                                                                    ---------------
                                                                                         37,270,740
                                                                                    ---------------
             HEALTHCARE (1.4%)
     8,250   Unilab Corp.................................    11.00        04/01/06        6,517,500
                                                                                    ---------------
             MANUFACTURING (5.5%)
     4,150   Alpine Group, Inc...........................    12.25        07/15/03        4,305,625
     5,000   Berry Plastics Corp.........................    12.25        04/15/04        5,350,000
     4,000   Exide Electronics Group, Inc. (Series B)....    11.50        03/15/06        4,040,000
     5,000   International Wire Group, Inc...............    11.75        06/01/05        5,118,750
     7,000   Uniroyal Technology Corp....................    11.75        06/01/03        6,650,000
                                                                                    ---------------
                                                                                         25,464,375
                                                                                    ---------------
             MANUFACTURING - DIVERSIFIED (6.5%)
     4,000   Foamex L.P..................................    11.875       10/01/04        4,200,000
     5,000   Interlake Corp..............................    12.125       03/01/02        5,112,500
     5,000   J.B. Poindexter & Co., Inc..................    12.50        05/15/04        4,775,000
     6,030   Jordan Industries, Inc......................    10.375       08/01/03        5,834,025
    13,420   Jordan Industries, Inc......................    11.75++      08/01/05        9,930,800
     5,000   Starcraft Industrial Corp. (a)..............    16.50        01/15/98        --
                                                                                    ---------------
                                                                                         29,852,325
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

                                       37



DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             OIL & GAS (1.0%)
 $   5,500   Empire Gas Corp.............................     7.00   %    07/15/04  $     4,785,000
                                                                                    ---------------
             PUBLISHING (4.4%)
     8,000   Affiliated Newspapers Investments, Inc......    13.25++      07/01/06        5,920,000
     4,000   American Media Operations, Inc..............    11.625       11/15/04        4,160,000
    10,600   United States Banknote Corp.................    10.375       06/01/02       10,070,000
                                                                                    ---------------
                                                                                         20,150,000
                                                                                    ---------------
             RESTAURANTS (8.3%)
    26,057   American Restaurant Group Holdings, Inc.....    14.00++      12/15/05        9,575,948
     5,000   Boston Chicken Inc. (Conv.).................     4.50        02/01/04        6,350,000
     4,000   Carrols Corp................................    11.50        08/15/03        4,140,000
    27,500   Flagstar Corp...............................    11.25        11/01/04       18,081,250
                                                                                    ---------------
                                                                                         38,147,198
                                                                                    ---------------
             RETAIL (2.3%)
     4,997   Cort Furniture Rental Corp..................    12.00        09/01/00        5,196,880
    10,450   County Seat Stores Co.......................    12.00        10/01/02        5,538,500
                                                                                    ---------------
                                                                                         10,735,380
                                                                                    ---------------
             RETAIL - FOOD CHAINS (2.8%)
     4,000   Jitney-Jungle Stores........................    12.00        03/01/06        4,170,000
     4,000   Pathmark Stores, Inc........................     9.625       05/01/03        3,790,000
     5,000   Ralphs Grocery Co...........................    11.00        06/15/05        4,862,500
                                                                                    ---------------
                                                                                         12,822,500
                                                                                    ---------------
             TEXTILES (3.3%)
     1,638   Farley Inc. (Conv.).........................     0.00        01/01/12          173,988
    14,219   JPS Textile Group, Inc......................    10.85        06/01/99        8,815,780
     7,950   U.S. Leather, Inc...........................    10.25        07/31/03        6,399,750
                                                                                    ---------------
                                                                                         15,389,518
                                                                                    ---------------

             TOTAL CORPORATE BONDS
             (IDENTIFIED COST $459,074,347).......................................      403,093,418
                                                                                    ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

                                       38

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 NUMBER OF
  SHARES                                                                                    VALUE
------------------------------------------------------------------------------------------------------
             COMMON STOCKS (b) (4.4%)
             AUTOMOTIVE (0.0%)
       709   Northern Holdings Industrial Corp. (Restricted) (c).....................  $     --
                                                                                       ---------------
             COMPUTER EQUIPMENT (0.1%)
   477,769   Memorex Telex NV (ADR) (Netherlands) (c)................................          582,281
                                                                                       ---------------
             ENTERTAINMENT/GAMING & LODGING (0.1%)
     7,500   Motels of America, Inc. - 144A*.........................................          525,000
   781,421   Vagabond Inns, Inc. (Class D) (a).......................................        --
                                                                                       ---------------
                                                                                               525,000
                                                                                       ---------------
             FOODS & BEVERAGES (1.0%)
   489,055   Seven-Up/RC Bottling Co. Southern California, Inc. (c)..................        4,156,969
   273,750   Specialty Foods Acquisition Corp. - 144A*...............................          410,625
                                                                                       ---------------
                                                                                             4,567,594
                                                                                       ---------------
             MANUFACTURING - DIVERSIFIED (3.0%)
   671,263   Thermadyne Holdings Corp. (c)...........................................       14,013,516
                                                                                       ---------------
             PUBLISHING (0.1%)
    15,000   Affiliated Newspapers Investments, Inc. (Class B).......................          525,000
                                                                                       ---------------
             RESTAURANTS (0.1%)
    26,057   American Restaurant Group Holdings, Inc. - 144A*........................          260,570
                                                                                       ---------------
             TEXTILES (0.0%)
    12,000   JPS Textile Group, Inc. (Class A).......................................        --
                                                                                       ---------------

             TOTAL COMMON STOCKS
             (IDENTIFIED COST $85,779,555)...........................................       20,473,961
                                                                                       ---------------

             PREFERRED STOCKS (b) (0.4%)
             ENTERTAINMENT/GAMING & LODGING (0.4%)
    80,000   Fitzgeralds Gaming Corp. (Units)++......................................        1,620,000
                                                                                       ---------------
             OIL & GAS PRODUCTS (0.0%)
   113,955   TGX Corp. (Series A) (c)................................................            1,139
                                                                                       ---------------

             TOTAL PREFERRED STOCKS
             (IDENTIFIED COST $2,830,000)............................................        1,621,139
                                                                                       ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

                                       39

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 NUMBER OF                                                              EXPIRATION
 WARRANTS                                                                  DATE           VALUE
----------------------------------------------------------------------------------------------------
             WARRANTS (b) (0.2%)
             AEROSPACE (0.0%)
     9,000   Sabreliner Corp. - 144A*.................................     04/15/03  $        90,000
                                                                                     ---------------
             CABLE & TELECOMMUNICATIONS (0.1%)
     5,000   Hyperion Communication - 144A*...........................     04/01/01           50,000
    27,600   In-Flight Phone Corp. - 144A*............................     08/31/02          276,281
                                                                                     ---------------
                                                                                             326,281
                                                                                     ---------------
             CONTAINERS (0.0%)
    10,000   Crown Packaging Holdings, Ltd. (Canada) - 144A*..........     11/01/03        --
                                                                                     ---------------
             ENTERTAINMENT/GAMING & LODGING (0.0%)
     5,000   Boomtown, Inc. - 144A*...................................     11/01/98        --
    13,052   Casino America, Inc......................................     11/15/96        --
     8,312   Fitzgeralds Gaming Corp..................................     12/19/98           37,407
     3,500   Fitzgeralds South Inc. - 144A*...........................     03/15/99        --
                                                                                     ---------------
                                                                                              37,407
                                                                                     ---------------
             MANUFACTURING (0.1%)
     4,000   Exide Electronics Group, Inc. - 144A*....................     03/15/06           80,000
    70,000   Uniroyal Technology Corp.................................     06/01/03           96,250
                                                                                     ---------------
                                                                                             176,250
                                                                                     ---------------
             OIL & GAS (0.0%)
    15,180   Empire Gas Corp..........................................     07/15/04          151,800
                                                                                     ---------------
             RETAIL (0.0%)
    10,000   County Seat Holdings Co..................................     10/15/98          100,000
                                                                                     ---------------

             TOTAL WARRANTS
             (IDENTIFIED COST $2,992,791)..........................................          881,738
                                                                                     ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

                                       40


DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS AUGUST 31, 1996, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             SHORT-TERM INVESTMENTS (5.2%)
             U.S. GOVERNMENT AGENCIES (d) (5.0%)
 $  12,900   Federal Home Loan Banks.....................     5.16   %    09/03/96  $    12,896,302
    10,000   Federal National Mortgage Assoc.............     5.20        09/06/96        9,992,778
                                                                                    ---------------

             TOTAL U.S. GOVERNMENT AGENCIES
             (AMORTIZED COST $22,889,080).........................................       22,889,080
                                                                                    ---------------

             REPURCHASE AGREEMENT (0.2%)
       999   The Bank of New York (dated 08/30/96;
               proceeds $999,231; collateralized by
               $1,134,189 Federal National Mortgage
               Assoc. 6.50% due 03/25/23 valued at
               $1,018,635) (Identified Cost $998,662)....     5.125       09/03/96          998,662
                                                                                    ---------------

             TOTAL SHORT-TERM INVESTMENTS
             (IDENTIFIED COST $23,887,742)........................................       23,887,742
                                                                                    ---------------


TOTAL INVESTMENTS
(IDENTIFIED COST $574,564,435) (E)...........       97.8%   449,957,998

OTHER ASSETS IN EXCESS OF LIABILITIES........        2.2     10,244,841
                                                   -----   ------------

NET ASSETS...................................      100.0%  $460,202,839
                                                   -----   ------------
                                                   -----   ------------

---------------------
ADR  American Depository Receipt.
 *   Resale is restricted to qualified institutional investors.
++ Consists of one or more class of securities traded together as a unit; generally bonds with attached stocks/warrants.
 +   Payment-in-kind security.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
(a)  Non-income producing security; issuer in bankruptcy.
(b)  Non-income producing securities.
(c)  Acquired through exchange offer.
(d) Securities were purchased on a discount basis. The interest rates shown have been adjusted to reflect a money market equivalent yield.
(e) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation was $16,754,848 and the aggregate gross unrealized depreciation was $141,361,285, resulting in net unrealized depreciation of $124,606,437.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
AUGUST 31, 1996

ASSETS:
Investments in securities, at value
  (identified cost $574,564,435)............................  $  449,957,998
Receivable for:
    Interest................................................      11,041,222
    Capital stock sold......................................         609,887
Prepaid expenses and other assets...........................          30,020
                                                              --------------

     TOTAL ASSETS...........................................     461,639,127
                                                              --------------

LIABILITIES:
Payable for:
    Dividends to shareholders...............................         926,442
    Investment management fee...............................         194,706
    Capital stock repurchased...............................         145,004
Accrued expenses and other payables.........................         170,136
                                                              --------------

     TOTAL LIABILITIES......................................       1,436,288
                                                              --------------

NET ASSETS:
Paid-in-capital.............................................   1,528,089,659
Net unrealized depreciation.................................    (124,606,437)
Accumulated undistributed net investment income.............      10,337,288
Accumulated net realized loss...............................    (953,617,671)
                                                              --------------

     NET ASSETS.............................................  $  460,202,839
                                                              --------------
                                                              --------------

NET ASSET VALUE PER SHARE,
  68,542,004 shares outstanding (400,000,000 shares
  authorized of $.01 par value).............................
                                                                       $6.71
                                                              --------------
                                                              --------------

MAXIMUM OFFERING PRICE PER SHARE,
  (net asset value plus 5.82% of net asset value)*..........
                                                                       $7.10
                                                              --------------
                                                              --------------

---------------------
 *   On sales of $25,000 or more, the offering price is reduced.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 1996

NET INVESTMENT INCOME:

INTEREST INCOME.............................................  $ 58,749,969
                                                              ------------

EXPENSES
Investment management fee...................................     2,271,578
Transfer agent fees and expenses............................       539,994
Custodian fees..............................................        59,401
Shareholder reports and notices.............................        57,480
Professional fees...........................................        35,218
Registration fees...........................................        34,963
Directors' fees and expenses................................        16,072
Other.......................................................        13,132
                                                              ------------

     TOTAL EXPENSES.........................................     3,027,838
                                                              ------------

     NET INVESTMENT INCOME..................................    55,722,131
                                                              ------------

NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss...........................................   (17,329,860)
Net change in unrealized depreciation.......................     9,730,771
                                                              ------------

     NET LOSS...............................................    (7,599,089)
                                                              ------------

NET INCREASE................................................  $ 48,123,042
                                                              ------------
                                                              ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                               FOR THE YEAR      FOR THE YEAR
                                                                   ENDED             ENDED
                                                              AUGUST 31, 1996   AUGUST 31, 1995
-----------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income.......................................   $   55,722,131    $   54,062,648
Net realized loss...........................................      (17,329,860)      (20,016,987)
Net change in unrealized depreciation.......................        9,730,771        15,205,812
                                                              ---------------   ---------------

     NET INCREASE...........................................       48,123,042        49,251,473

Dividends from net investment income........................      (51,517,938)      (54,031,376)

Net increase (decrease) from capital stock transactions.....        8,152,392       (17,637,501)
                                                              ---------------   ---------------

     TOTAL INCREASE (DECREASE)..............................        4,757,496       (22,417,404)

NET ASSETS:
Beginning of period.........................................      455,445,343       477,862,747
                                                              ---------------   ---------------

     END OF PERIOD
    (Including undistributed net investment income of
    $10,337,288 and $6,133,095, respectively)...............   $  460,202,839    $  455,445,343
                                                              ---------------   ---------------
                                                              ---------------   ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Yield Securities Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund was incorporated in Maryland on June 14, 1979.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS - (1) an equity security listed or traded on the New York or American Stock Exchange is valued at its latest sale price on that exchange prior to the time when assets are valued; if there were no sales that day, the security is valued at the latest bid price; (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation; (3) when market quotations are not readily available, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Directors (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Directors. The pricing service utilizes a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS - Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Dividend income and other distributions are recorded on the ex-dividend date. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

C. FEDERAL INCOME TAX STATUS - It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS - The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement with Dean Witter InterCapital Inc. (the "Investment Manager"), the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $2 billion; 0.325% to the portion of daily net assets exceeding $2 billion but not exceeding $3 billion; and 0.30% to the portion of daily net assets exceeding $3 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended August 31, 1996, aggregated $393,514,207 and $415,856,430, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At August 31, 1996, the Fund had transfer agent fees and expenses payable of approximately $57,000.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Directors of the Fund who will have served as independent Directors/Trustees for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the year ended August 31, 1996 included in Directors' fees and expenses in the Statement of Operations amounted to $1,274. At August 31, 1996, the Fund had an accrued pension liability of $49,856 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the year ended August 31, 1996, it received approximately $1,595,000 in commissions from the sale of shares of the Fund's capital stock. Such commissions are deducted from the proceeds of the capital stock shares and are not an expense of the Fund.

4. CAPITAL STOCK

Transactions in capital stock were as follows:

                                     FOR THE YEAR                  FOR THE YEAR
                                         ENDED                         ENDED
                                    AUGUST 31, 1996               AUGUST 31, 1995
                             ----------------------------    -------------------------
                               SHARES           AMOUNT         SHARES        AMOUNT
                             -----------      -----------    ----------   ------------
Sold ....................      7,479,221      $50,396,628     4,185,702    $27,764,909
Reinvestment of dividends      3,993,442       26,742,126     4,187,296     27,351,637
                             -----------      -----------    ----------   ------------
                              11,472,663       77,138,754     8,372,998     55,116,546
Repurchased .............    (10,236,571)     (68,986,362)  (10,983,714)   (72,754,047)
                             -----------      -----------    ----------   ------------
Net increase (decrease)..      1,236,092       $8,152,392    (2,610,716)  $(17,637,501)
                             ===========      ===========    ==========   ============

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS AUGUST 31, 1996, CONTINUED

5. FEDERAL INCOME TAX STATUS

At August 31, 1996, the Fund had an approximate net capital loss carryover, to offset future capital gains to the extent provided by regulations, which is available through August 31 in the following years:


                              AMOUNTS IN THOUSANDS
----------------------------------------------------------------------------------
  1997    1998      1999      2000     2001     2002      2003    2004     TOTAL
-------  -------  --------  -------- -------  --------  -------  -------  --------
$94,246  $82,210  $292,752  $182,732 $45,208  $166,406  $50,598  $23,294  $937,446
=======  =======  ========  ======== =======  ========  =======  =======  ========

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $13,146,000 during fiscal 1996.

At August 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses, capital loss deferrals on wash sales and dividend payable and permanent book/tax differences primarily attributable to an expired capital loss carryover. To reflect reclassifications arising from permanent book/tax differences for the year ended August 31, 1996, paid-in-capital was charged and accumulated net realized loss was credited $37,795,049.

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL HIGHLIGHTS



Selected ratios and per share data for a share of capital stock outstanding throughout each period:



                                                         FOR THE YEAR ENDED AUGUST 31
              ---------------------------------------------------------------------------------------------------------------
                         1996     1995      1994       1993      1992      1991     1990       1989      1988       1987
-----------------------------------------------------------------------------------------------------------------------------

PER SHARE
OPERATING PERFORMANCE:

Net asset value,
  beginning of period... $6.77    $6.83     $7.58     $7.23     $5.92     $6.78    $10.40    $11.99    $13.72     $14.16
                         -----    -----     -----     -----     -----     -----    ------    ------    ------     ------

Net investment income...  0.83     0.80      0.79      0.89      0.95      0.94      1.48      1.67      1.84       1.82
Net realized and
  unrealized gain (loss) (0.12)   (0.06)    (0.68)     0.54      1.04     (0.86)    (3.78)    (1.48)    (1.77)     (0.46)
                         -----    -----     -----     -----     -----     -----    ------    ------    ------     ------

Total from investment
 operations.............  0.71     0.74      0.11      1.43      1.99      0.08     (2.30)     0.19      0.07       1.36
                         -----    -----     -----     -----     -----     -----    ------    ------    ------     ------


Less dividends and
  distributions from:
Net investment income... (0.77)   (0.80)    (0.86)    (1.08)    (0.68)    (0.94)    (1.32)    (1.75)    (1.80)     (1.80)
Paid-in-capital.........  _        _         _         _         _         _         _        (0.03)     _          _
                         -----    -----     -----     -----     -----     -----    ------    ------    ------     ------

Total dividends and
  distributions......... (0.77)   (0.80)    (0.86)    (1.08)    (0.68)    (0.94)    (1.32)    (1.78)    (1.80)     (1.80)
                         -----    -----     -----     -----     -----     -----    ------    ------    ------     ------


Net asset value, end
 of period.............. $6.71    $6.77     $6.83     $7.58     $7.23     $5.92     $6.78    $10.40    $11.99     $13.72
                         =====    =====     =====     =====     =====     =====     =====    ======    ======     ======



TOTAL INVESTMENT
 RETURN+................ 11.07%   11.98%     0.93%    22.29%    35.46%     4.67%   (23.28)%    1.39%     0.97%     10.07%

RATIOS TO
AVERAGE NET ASSETS:
Expenses................  0.66%    0.79%     0.69%     0.67%     0.77%     0.87%     0.60%     0.49%     0.49%      0.51%

Net investment income... 12.27%   12.06%    10.40%    12.14%    13.96%    16.47%    17.67%    14.61%    14.79%     12.83%

SUPPLEMENTAL DATA:
Net assets, end of
 period, in millions....  $460     $455      $478      $540      $512      $436      $690    $1,794    $2,140     $2,034

Portfolio turnover rate.    49%      74%      127%      173%      113%       93%       21%       55%      107%       176%

+ Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period.

                      SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF DEAN WITTER HIGH YIELD SECURITIES INC.

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter High Yield Securities Inc. (the "Fund") at August 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
October 11, 1996

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED)

 PRINCIPAL
 AMOUNT IN                                                        COUPON      MATURITY
 THOUSANDS                                                         RATE         DATE          VALUE
--------------------------------------------------------------------------------------------------------
             CORPORATE BONDS (92.5%)
             AEROSPACE (1.6%)
 $   8,000   Sabreliner Corp. (Series B)......................    12.50   %    04/15/03  $     7,760,000
                                                                                         ---------------
             AUTOMOTIVE (4.5%)
     4,000   APS, Inc.........................................    11.875       01/15/06        4,280,000
     6,800   Envirotest Systems, Inc..........................     9.125       03/15/01        6,417,500
    10,000   Toyota Motor Credit Corp.........................    15.00        09/26/97       10,505,500
                                                                                         ---------------
                                                                                              21,203,000
                                                                                         ---------------
             BROADCAST MEDIA (4.0%)
     4,000   Adams Outdoor Advertising L.P....................    10.75        03/15/06        4,300,000
     7,000   Capstar Broadcasting Partners - 144A*............    12.75++      02/01/09        4,060,000
     4,000   Paxson Communications Corp.......................    11.625       10/01/02        4,290,000
     6,000   Spanish Broadcasting System, Inc.................     7.50        06/15/02        6,360,000
                                                                                         ---------------
                                                                                              19,010,000
                                                                                         ---------------
             BUSINESS SERVICES (4.6%)
     9,052   Anacomp, Inc.....................................    13.00+       06/04/02        9,458,863
    12,000   Xerox Credit Corp................................    15.00        06/10/97       12,292,320
                                                                                         ---------------
                                                                                              21,751,183
                                                                                         ---------------
             CABLE & TELECOMMUNICATIONS (15.8%)
     7,116   Adelphia Communications Corp. (Series B).........     9.50+       02/15/04        6,439,981
     3,500   Adelphia Communications, Inc. - 144A*............     9.875       03/01/07        3,408,125
     5,000   American Communications Services, Inc............    13.00++      11/01/05        3,287,500
     5,000   American Communications Services, Inc............    12.75++      04/01/06        3,087,500
    12,000   AT&T Capital Corp................................    15.00        05/05/97       12,184,920
     4,000   Cablevision Systems Corp.........................    10.50        05/15/16        4,210,000
     5,000   Charter Communication South East L.P. (Series B).    11.25        03/15/06        5,375,000
    10,627   Falcon Holdings Group L.P. (Series B)............    11.00+       09/15/03        9,617,054
     5,000   Frontiervision, Inc..............................    11.00        10/15/06        5,225,000
    11,000   Hyperion Telecommunication, Inc. (Series B)......    13.00++      04/15/03        6,407,500
    13,400   In-Flight Phone Corp. (Series B)(a)..............    14.00++      05/15/02        1,005,000
     4,000   IXC Communications, Inc. (Series B)..............    12.50        10/01/05        4,530,000
     5,050   Peoples Telephone Co., Inc.......................    12.25        07/15/02        5,390,875
     4,000   Rifkin Acquisition Partners L.P..................    11.125       01/15/06        4,235,000
                                                                                         ---------------
                                                                                              74,403,455
                                                                                         ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

 PRINCIPAL
 AMOUNT IN                                                        COUPON      MATURITY
 THOUSANDS                                                         RATE         DATE          VALUE
--------------------------------------------------------------------------------------------------------
             COMPUTER EQUIPMENT (3.1%)
 $   5,000   Unisys Corp......................................    15.00   %    07/01/97  $     5,231,250
     8,000   Unisys Corp. (Conv.).............................     8.25        03/15/06        9,620,000
                                                                                         ---------------
                                                                                              14,851,250
                                                                                         ---------------
             CONSUMER PRODUCTS (2.2%)
     5,500   J.B. Williams Holdings, Inc......................    12.00        03/01/04        5,692,500
     4,500   Renaissance Cosmetics, Inc. - 144A*..............    11.75        02/15/04        4,640,625
                                                                                         ---------------
                                                                                              10,333,125
                                                                                         ---------------
             CONTAINERS (2.2%)
     5,000   Mail-Well Corp...................................    10.50        02/15/04        5,150,000
     5,000   Packaging Resources, Inc.........................    11.625       05/01/03        5,318,750
                                                                                         ---------------
                                                                                              10,468,750
                                                                                         ---------------
             ELECTRICAL & ALARM SYSTEMS (2.2%)
    11,000   Mosler, Inc......................................    11.00        04/15/03       10,505,000
                                                                                         ---------------
             ENTERTAINMENT/GAMING & LODGING (9.3%)
     4,000   AMF Group Inc. (Series B)........................    10.875       03/15/06        4,365,000
     9,750   Fitzgeralds Gaming Corp. (Units)++...............    13.00        12/31/02        8,531,250
     8,000   Lady Luck Gaming Finance Corp....................    11.875       03/01/01        7,870,000
     8,000   Motels of America, Inc. (Series B)...............    12.00        04/15/04        6,960,000
     4,000   Players International, Inc.......................    10.875       04/15/05        4,200,000
     4,000   Plitt Theaters, Inc. (Canada)....................    10.875       06/15/04        4,100,000
     4,000   Station Casinos, Inc.............................     9.625       06/01/03        4,060,000
     4,000   Stuart Entertainment, Inc. - 144A*...............    12.50        11/15/04        4,070,000
                                                                                         ---------------
                                                                                              44,156,250
                                                                                         ---------------
             FINANCIAL (4.4%)
     9,500   General Electric Capital Corp....................    13.50        01/20/98       10,113,795
    10,000   Household Finance Corp...........................    15.00        09/25/97       10,505,400
                                                                                         ---------------
                                                                                              20,619,195
                                                                                         ---------------
             FOODS & BEVERAGES (7.4%)
     9,621   Envirodyne Industries, Inc.......................    10.25        12/01/01        9,621,000
     4,000   Fleming Companies Inc............................    10.625       12/15/01        4,225,000
     4,000   General Mills, Inc...............................    13.50        01/21/98        4,253,680
    42,650   Specialty Foods Acquisition Corp. (Series B).....    13.00++      08/15/05       17,060,000
                                                                                         ---------------
                                                                                              35,159,680
                                                                                         ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

 PRINCIPAL
 AMOUNT IN                                                        COUPON      MATURITY
 THOUSANDS                                                         RATE         DATE          VALUE
--------------------------------------------------------------------------------------------------------
             HEALTHCARE (2.9%)
 $  11,750   Unilab Corp......................................    11.00   %    04/01/06  $     8,401,250
     5,000   Unison Healthcare Corp. - 144A*..................    12.25        11/01/06        5,362,500
                                                                                         ---------------
                                                                                              13,763,750
                                                                                         ---------------
             MANUFACTURING (4.3%)
     5,000   Berry Plastics Corp..............................    12.25        04/15/04        5,556,250
     4,000   Exide Electronics Group, Inc. (Series B).........    11.50        03/15/06        4,345,000
     5,000   International Wire Group, Inc....................    11.75        06/01/05        5,425,000
     5,000   Uniroyal Technology Corp.........................    11.75        06/01/03        5,037,500
                                                                                         ---------------
                                                                                              20,363,750
                                                                                         ---------------
             MANUFACTURING - DIVERSIFIED (6.5%)
     4,000   Foamex L.P.......................................    11.875       10/01/04        4,320,000
     5,000   Interlake Corp...................................    12.125       03/01/02        5,250,000
     5,000   J.B. Poindexter & Co., Inc.......................    12.50        05/15/04        5,100,000
     6,030   Jordan Industries, Inc...........................    10.375       08/01/03        6,060,150
    11,420   Jordan Industries, Inc...........................    11.75++      08/01/05        9,906,900
     5,000   Starcraft Industrial Corp. (a)...................    16.50        01/15/98        --
                                                                                         ---------------
                                                                                              30,637,050
                                                                                         ---------------
             OIL & GAS (2.1%)
     4,000   Petro Stopping Centers L.P. - 144A*..............    10.50        02/01/07        4,220,000
     5,000   TransTexas Gas Corp..............................    11.50        06/15/02        5,562,500
                                                                                         ---------------
                                                                                               9,782,500
                                                                                         ---------------
             PUBLISHING (4.2%)
     5,000   Affiliated Newspapers Investments, Inc...........    13.25++      07/01/06        4,250,000
     4,000   American Media Operations, Inc...................    11.625       11/15/04        4,350,000
     3,000   MDC Communications Corp..........................    10.50        12/01/06        3,172,500
     3,000   Petersen Publishing, Inc. - 144A*................    11.125       11/15/06        3,262,500
     5,000   United States Banknote Corp......................    10.375       06/01/02        5,018,750
                                                                                         ---------------
                                                                                              20,053,750
                                                                                         ---------------
             RESTAURANTS (4.9%)
    25,072   American Restaurant Group Holdings, Inc..........    14.00++      12/15/05       11,470,440
     3,000   Ameriking, Inc...................................    10.75        12/01/06        3,127,500
     4,000   Carrols Corp.....................................    11.50        08/15/03        4,280,000
     4,000   FRD Acquisition Corp. (Series B).................    12.50        07/15/04        4,185,000
                                                                                         ---------------
                                                                                              23,062,940
                                                                                         ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

 PRINCIPAL
 AMOUNT IN                                                        COUPON      MATURITY
 THOUSANDS                                                         RATE         DATE          VALUE
--------------------------------------------------------------------------------------------------------
             RETAIL (0.9%)
 $  10,450   County Seat Stores Co. (b).......................    12.00   %    10/01/02  $     4,180,000
                                                                                         ---------------
             RETAIL - FOOD CHAINS (2.1%)
     4,000   Jitney-Jungle Stores.............................    12.00        03/01/06        4,480,000
     5,500   Pathmark Stores, Inc.............................     9.625       05/01/03        5,376,250
                                                                                         ---------------
                                                                                               9,856,250
                                                                                         ---------------
             TEXTILES (2.4%)
     4,000   Reeves Industries, Inc...........................    11.00        07/15/02        3,800,000
     8,117   U.S. Leather, Inc................................    10.25        07/31/03        7,386,470
                                                                                         ---------------
                                                                                              11,186,470
                                                                                         ---------------
             TRANSPORTATION (0.9%)
     4,000   Atlantic Express - 144A*.........................    10.75        02/01/04        4,120,000
                                                                                         ---------------

             TOTAL CORPORATE BONDS
             (IDENTIFIED COST $454,451,511)............................................      437,227,348
                                                                                         ---------------

 NUMBER OF
  SHARES
-----------
             COMMON STOCKS (c)(3.7%)
             AUTOMOTIVE (0.0%)
       709   Northern Holdings Industrial Corp. (d)....................................          --
                                                                                         ---------------
             ENTERTAINMENT/GAMING & LODGING (0.1%)
     7,500   Motels of America, Inc. - 144A*...........................................          262,500
   781,421   Vagabond Inns, Inc. (Class D)(a)..........................................              781
                                                                                         ---------------
                                                                                                 263,281
                                                                                         ---------------
             FOODS & BEVERAGES (1.0%)
   408,055   Seven-Up/RC Bottling Co. Southern California, Inc. (d)....................        4,539,612
   273,750   Specialty Foods Acquisition Corp. - 144A*.................................          273,750
                                                                                         ---------------
                                                                                               4,813,362
                                                                                         ---------------
             MANUFACTURING - DIVERSIFIED (2.6%)
   451,613   Thermadyne Holdings Corp. (d).............................................       12,419,359
                                                                                         ---------------
             RESTAURANTS (0.0%)
    26,057   American Restaurant Group Holdings, Inc. - 144A*..........................           26,057
                                                                                         ---------------
             TEXTILES (0.0%)
    12,000   JPS Textile Group, Inc. (Class A).........................................              120
                                                                                         ---------------

             TOTAL COMMON STOCKS
             (IDENTIFIED COST $69,873,804).............................................       17,522,179
                                                                                         ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

 NUMBER OF
  SHARES                                                                                    VALUE
------------------------------------------------------------------------------------------------------
             PREFERRED STOCKS (0.4%)
             ENTERTAINMENT/GAMING & LODGING (0.4%)
    80,000   Fitzgeralds Gaming Corp. (Units)++......................................  $     1,830,000
                                                                                       ---------------
             OIL & GAS PRODUCTS (0.0%)
   113,955   TGX Corp. (Series A) (c) (d)............................................            1,140
                                                                                       ---------------

             TOTAL PREFERRED STOCKS
             (IDENTIFIED COST $2,830,000)............................................        1,831,140
                                                                                       ---------------

 NUMBER OF                                                              EXPIRATION
 WARRANTS                                                                  DATE
-----------                                                             -----------
             WARRANTS (c) (0.1%)
             AEROSPACE (0.0%)
     9,000   Sabreliner Corp. - 144A*.................................     04/15/03           90,000
                                                                                     ---------------
             CABLE & TELECOMMUNICATIONS (0.0%)
     8,000   Hyperion Telecommunication, Inc. (Series B) - 144A*......     04/01/01          240,000
                                                                                     ---------------
             CONTAINERS (0.0%)
    10,000   Crown Packaging Holdings, Ltd. - 144A*...................     11/01/03              100
                                                                                     ---------------
             ENTERTAINMENT/GAMING & LODGING (0.0%)
     5,000   Boomtown, Inc. - 144A*...................................     11/01/98        --
     8,312   Fitzgeralds Gaming Corp..................................     12/19/98            8,397
     3,500   Fitzgeralds South Inc. - 144A*...........................     03/15/99        --
                                                                                     ---------------
                                                                                               8,397
                                                                                     ---------------
             MANUFACTURING (0.1%)
     4,000   Exide Electronics Group, Inc. - 144A*....................     03/15/06          191,000
    70,000   Uniroyal Technology Corp.................................     06/01/03           70,000
                                                                                     ---------------
                                                                                             261,000
                                                                                     ---------------
             RETAIL (0.0%)
    10,000   County Seat Holdings Co..................................     10/15/98              100
                                                                                     ---------------

             TOTAL WARRANTS
             (IDENTIFIED COST $1,383,529)..........................................          599,597
                                                                                     ---------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
PORTFOLIO OF INVESTMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

 PRINCIPAL
 AMOUNT IN                                                   COUPON      MATURITY
 THOUSANDS                                                    RATE         DATE          VALUE
---------------------------------------------------------------------------------------------------
             SHORT-TERM INVESTMENTS (2.9%)
             U.S. GOVERNMENT AGENCY (e) (2.4%)
 $  11,000   Federal Home Loan Banks (Amortized Cost
               $10,996,761)..............................     5.30   %    03/03/97  $    10,996,761
                                                                                    ---------------

             REPURCHASE AGREEMENT (0.5%)
     2,474   The Bank of New York (dated 02/28/97;
               proceeds $2,475,352; collateralized by
               $461,122 Federal National Mortgage Assoc.
               7.36% due 02/07/07 valued at $464,063 and
               $1,646,467 U.S. Treasury Bond 9.25% due
               02/15/16 valued at $2,059,693) (Identified
               Cost $2,474,270)..........................     5.25        03/03/97      2,474,270bs

             TOTAL SHORT-TERM INVESTMENTS
             (IDENTIFIED COST $13,471,031)........................................       13,471,031
                                                                                    ---------------

TOTAL INVESTMENTS
(IDENTIFIED COST $542,009,875) (f)...........       99.6    470,651,295

OTHER ASSETS IN EXCESS OF LIABILITIES........        0.4      1,916,313
                                                   -----   ------------

NET ASSETS...................................      100.0%  $472,567,608
                                                   -----   ------------
                                                   -----   ------------

---------------------
 *   Resale is restricted to qualified institutional investors.
++ Consists of one or more classes of securities traded together as a unit; bonds or preferred stocks with attached warrants.
 +   Payment-in-kind securities.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
(a)  Non-income producing security; issuer in bankruptcy.
(b)  Non-income producing security; bond in default.
(c)  Non-income producing securities.
(d)  Acquired through exchange offer.
(e) Security was purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(f) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $28,233,135 and the aggregate gross unrealized depreciation is $99,591,715, resulting in net unrealized depreciation of $71,358,580.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
FEBRUARY 28, 1997 (UNAUDITED)

ASSETS:
Investments in securities, at value
  (identified cost $542,009,875)............................  $   470,651,295
Receivable for:
    Interest................................................       10,960,585
    Investments sold........................................        3,176,250
    Capital stock sold......................................          514,802
Prepaid expenses and other assets...........................           66,220
                                                              ---------------

     TOTAL ASSETS...........................................      485,369,152
                                                              ---------------

LIABILITIES:
Payable for:
    Investments purchased...................................       11,341,083
    Dividends to shareholders...............................          908,454
    Capital stock repurchased...............................          220,229
    Investment management fee...............................          180,368
Accrued expenses and other payables.........................          151,410
                                                              ---------------

     TOTAL LIABILITIES......................................       12,801,544
                                                              ---------------

NET ASSETS:
Paid-in-capital.............................................    1,543,860,051
Net unrealized depreciation.................................      (71,358,580)
Accumulated undistributed net investment income.............        1,931,583
Accumulated net realized loss...............................   (1,001,865,446)
                                                              ---------------
     NET ASSETS.............................................  $   472,567,608
                                                              ---------------
                                                              ---------------

NET ASSET VALUE PER SHARE,
  70,909,927 shares outstanding (400,000,000 shares
  authorized of $.01 par value).............................
                                                                        $6.66
                                                              ---------------
                                                              ---------------

MAXIMUM OFFERING PRICE PER SHARE,
  (net asset value plus 5.82% of net asset value)*..........
                                                                        $7.05
                                                              ---------------
                                                              ---------------

---------------------
 *   On sales of $25,000 or more, the offering price is reduced.

STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 1997
(UNAUDITED)

NET INVESTMENT INCOME:
INTEREST INCOME.............................................  $ 27,883,411
                                                              ------------

EXPENSES
Investment management fee...................................     1,160,316
Transfer agent fees and expenses............................       266,965
Professional fees...........................................        47,250
Shareholder reports and notices.............................        32,044
Custodian fees..............................................        23,006
Registration fees...........................................        18,338
Directors' fees and expenses................................         6,202
Other.......................................................         4,590
                                                              ------------

     TOTAL EXPENSES.........................................     1,558,711
                                                              ------------

     NET INVESTMENT INCOME..................................    26,324,700
                                                              ------------

NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss...........................................   (48,247,775)
Net change in unrealized depreciation.......................    53,247,857
                                                              ------------

     NET GAIN...............................................     5,000,082
                                                              ------------

NET INCREASE................................................  $ 31,324,782
                                                              ------------
                                                              ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                                                    FOR THE
                                                                                     YEAR
                                                                 FOR THE SIX         ENDED
                                                                MONTHS ENDED      AUGUST 31,
                                                              FEBRUARY 28, 1997      1996
---------------------------------------------------------------------------------------------
                                                                 (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income.......................................    $ 26,324,700      $55,722,131
Net realized loss...........................................     (48,247,775)     (17,329,860)
Net change in unrealized depreciation.......................      53,247,857        9,730,771
                                                              -----------------   -----------

     NET INCREASE...........................................      31,324,782       48,123,042

Dividends from net investment income........................     (34,730,405)     (51,517,938)
Net increase from capital stock transactions................      15,770,392        8,152,392
                                                              -----------------   -----------

     NET INCREASE...........................................      12,364,769        4,757,496

NET ASSETS:
Beginning of period.........................................     460,202,839      455,445,343
                                                              -----------------   -----------

     END OF PERIOD
    (Including undistributed net investment income of
    $1,931,583 and $10,337,288, respectively)...............    $472,567,608      $460,202,839
                                                              -----------------   -----------
                                                              -----------------   -----------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS FEBRUARY 28, 1997 (UNAUDITED)

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Yield Securities Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund was incorporated in Maryland on June 14, 1979 and commenced operations on September 26, 1979.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -(1) an equity security listed or traded on the New York, American or other domestic or foreign stock exchange is valued at its latest sale price on that exchange prior to the time when assets are valued; if there were no sales that day, the security is valued at the latest bid price (in cases where securities are traded on more than one exchange, the securities are valued on the exchange designated as the primary market pursuant to procedures adopted by the Directors); (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation; (3) when market quotations are not readily available, including circumstances under which it is determined by Dean Witter InterCapital Inc. (the "Investment Manager") that sale or bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Directors (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Directors. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

B. ACCOUNTING FOR INVESTMENTS - Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Dividend income and other distributions are recorded on the ex-dividend date. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.


C. FEDERAL INCOME TAX STATUS - It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS - The Fund records dividends and distributions to its shareholders on the record date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the following annual rates to the net assets of the Fund determined as of the close of each business day: 0.50% to the portion of daily net assets not exceeding $500 million; 0.425% to the portion of daily net assets exceeding $500 million but not exceeding $750 million; 0.375% to the portion of daily net assets exceeding $750 million but not exceeding $1 billion; 0.35% to the portion of daily net assets exceeding $1 billion but not exceeding $2 billion; 0.325% to the portion of daily net assets exceeding $2 billion but not exceeding $3 billion; and 0.30% to the portion of daily net assets exceeding $3 billion.

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the six months ended February 28, 1997, aggregated $237,747,854 and $220,427,940, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager, is the Fund's transfer agent. At February 28, 1997, the Fund had transfer agent fees and expenses payable of approximately $56,000.

The Fund has an unfunded noncontributory defined benefit pension plan covering all independent Directors of the Fund who will have served as independent Directors for at least five years at the time of retirement. Benefits under this plan are based on years of service and compensation during the last five years of service. Aggregate pension costs for the six months ended February 28, 1997 included in Directors' fees and expenses in the Statement of Operations amounted to $635. At February 28, 1997, the Fund had an accrued pension liability of $48,911 which is included in accrued expenses in the Statement of Assets and Liabilities.

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Distributor has informed the Fund that for the six months ended February 28, 1997, it received approximately $963,000 in commissions from the sale of shares of the Fund's capital stock. Such commissions are deducted from the proceeds of the capital stock shares and are not an expense of the Fund.

4. CAPITAL STOCK

Transactions in capital stock were as follows:



                                         FOR THE SIX                        FOR THE YEAR
                                         MONTHS ENDED                           ENDED
                                      FEBRUARY 28, 1997                   AUGUST 31, 1996
                                ---------------------------       ------------------------------
                                        (unaudited)
                                  SHARES          AMOUNT            SHARES              AMOUNT
                                ----------      -----------       -----------        -----------
Sold...........................  4,443,983      $29,891,249         7,479,221        $50,396,628
Reinvestment of dividends......  2,738,144       18,229,841         3,993,442         26,742,126
                                ----------      -----------       -----------        -----------
                                 7,182,127       48,121,090        11,472,663         77,138,754
Repurchased.................... (4,814,204)     (32,350,698)      (10,236,571)       (68,986,362)
                                ----------      -----------       -----------        -----------
Net increase...................  2,367,923      $15,770,392         1,236,092         $8,152,392
                                ==========      ===========       ===========        ===========

DEAN WITTER HIGH YIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS FEBRUARY 28, 1997 (UNAUDITED) CONTINUED

5. FEDERAL INCOME TAX STATUS

At August 31, 1996, the Fund had an approximate net capital loss carryover, which may be used to offset future capital gains to the extent provided by regulations, which is available through August 31 in the following years:


                                             AMOUNTS IN THOUSANDS
--------------------------------------------------------------------------------------------------------------
  1997        1998       1999         2000        2001        2002         2003         2004           TOTAL
--------    --------   --------     --------    --------    --------     --------     --------       ---------
$94,246      $82,210   $292,752     $182,732    $45,208     $166,406     $50,598      $23,294         $937,446
========    ========   ========     ========    ========    ========     ========     ========       =========



Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $13,146,000 during fiscal 1996.

At August 31, 1996, the Fund had temporary book/tax differences primarily attributable to post-October losses, capital loss deferrals on wash sales and dividends payable.

DEAN WITTER HIGH YIELD SECURITIES INC.
FINANCIAL HIGHLIGHTS



Selected ratios and per share data for a share of capital stock outstanding throughout each period:

                                         FOR THE SIX
                                         MONTHS ENDED                           FOR THE YEAR ENDED AUGUST 31
                                       FEBRUARY 28, 1997           -------------------------------------------------------
                                                                     1996        1995        1994       1993      1992
--------------------------------------------------------------------------------------------------------------------------
                                         (unaudited)

PER SHARE OPERATING PERFORMANCE:

Net asset value, beginning of period ....... $6.71                  $6.77        $6.83      $7.58      $7.23      $5.92
                                             -----                  -----        -----      -----      -----      -----

Net investment income ......................  0.38                   0.83         0.80       0.79       0.89       0.95
Net realized and unrealized gain (loss) ....  0.07                  (0.12)       (0.06)     (0.68)     (0.54)      1.04
                                             -----                  -----        -----      -----      -----      -----

Total from investment operations ...........  0.45                   0.71         0.74       0.11       1.43       1.99
                                             -----                  -----        -----      -----      -----      -----

Less dividends from net investment income .. (0.50)                 (0.77)       (0.80)     (0.86)     (1.08)     (0.68)
                                             -----                  -----        -----      -----      -----      -----

Net asset value, end of period ............. $6.66                  $6.71        $6.77      $6.83      $7.58      $7.23
                                             =====                  =====        =====      =====      =====      =====

TOTAL INVESTMENT RETURN+ ...................  6.92%(1)              11.07%       11.98%      0.93%     22.29%     35.46%

RATIOS TO AVERAGE NET ASSETS:
Expenses ...................................  0.67%(2)               0.66%        0.79%      0.69%      0.67%      0.77%

Net investment income ...................... 11.34%(2)              12.27%       12.06%     10.40%     12.14%     13.96%

SUPPLEMENTAL DATA:
Net assets, end of period, in millions ..... $473                  $460         $455       $478       $540       $512

Portfolio turnover rate ....................   50%(1)                49%          74%       127%       173%       113%

----------------------
 + Does not reflect the deduction of sales load. Calculated based on the net asset value as of the last business day of the period
(1) Not annualized
(2) Annualized


                      SEE NOTES TO FINANCIAL STATEMENTS

STATEMENT OF ADDITIONAL INFORMATION               DEAN WITTER
JUNE 16, 1997                                     HIGH INCOME
                                                  SECURITIES

--------------------------------------------------------------------------------

    Dean Witter High Income Securities (the "Fund") is an open-end diversified management investment company whose investment objective is to earn a high level of current income. As a secondary objective, the Fund will seek capital appreciation, but only when consistent with its primary objective. The Fund seeks high current income by investing principally in fixed-income securities which are rated in the lower categories by established rating services (Baa or lower by Moody's Investors Service, Inc. or BBB or lower by Standard & Poor's Corporation) or are non-rated securities of comparable quality. Such securities are commonly known as junk bonds.

    A Prospectus for the Fund, dated June 16, 1997, which provides the basic information you should know before investing in the Fund, may be obtained without charge by request of the Fund at its address or telephone number listed below or from the Fund's Distributor, Dean Witter Distributors Inc., or from Dean Witter Reynolds Inc. at any of its branch offices. This Statement of Additional Information is not a Prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus. It is intended to provide additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Prospectus.

Dean Witter High Income Securities
Two World Trade Center
New York, New York 10048
(212) 392-2550 or
(800) 869-NEWS (toll-free)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

The Fund and its Management.......................    3
Trustees and Officers.............................    5
Investment Practices and Policies.................   11
Investment Restrictions...........................   29
Portfolio Transactions and Brokerage..............   30
Purchase of Fund Shares...........................   32
Shareholder Services..............................   35
Redemptions and Repurchases.......................   40
Dividends, Distributions and Taxes................   42
Performance Information...........................   44
Description of Shares.............................   45
Custodian and Transfer Agent......................   45
Independent Accountants...........................   46
Reports to Shareholders...........................   46
Legal Counsel.....................................   46
Experts...........................................   46
Registration Statement............................   46
Report of Independent Accountants.................   47
Financial Statements -- March 31, 1997............   48

THE FUND AND ITS MANAGEMENT
--------------------------------------------------------------------------------

THE FUND

    The Fund is a trust of the type commonly known as a "Massachusetts business trust" and was organized under the laws of the Commonwealth of Massachusetts on March 23, 1994.

THE INVESTMENT MANAGER

    Dean Witter InterCapital Inc. (the "Investment Manager" or "InterCapital"), a Delaware corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. InterCapital is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD"), a Delaware corporation. In an internal reorganization which took place in January, 1993, InterCapital assumed the advisory, administrative and management activities previously performed by the InterCapital Division of Dean Witter Reynolds Inc. ("DWR"), a broker-dealer affiliate of InterCapital. (As hereinafter used in this Statement of Additional Information, the terms "InterCapital" and "Investment Manager" refer to DWR's InterCapital Division prior to the internal reorganization and to Dean Witter InterCapital Inc. thereafter.) The daily management of the Fund and research relating to the Fund's portfolio are conducted by or under the direction of officers of the Fund and of the Investment Manager, subject to review by the Fund's Trustees. Information as to these Trustees and officers is contained under the caption "Trustees and Officers".

    InterCapital is also the investment manager or investment adviser of the following management investment companies: Active Assets Money Trust, Active Assets Tax-Free Trust, Active Assets California Tax-Free Trust, Active Assets Government Securities Trust, Dean Witter Liquid Asset Fund Inc., InterCapital Income Securities Inc., InterCapital California Insured Municipal Income Trust, InterCapital Insured Municipal Income Trust, Dean Witter High Yield Securities Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter Developing Growth Securities Trust, Dean Witter Tax-Exempt Securities Trust, Dean Witter Natural Resource Development Securities Inc., Dean Witter Dividend Growth Securities Inc., Dean Witter American Value Fund, Dean Witter U.S. Government Money Market Trust, Dean Witter Variable Investment Series, Dean Witter World Wide Investment Trust, Dean Witter Select Municipal Reinvestment Fund, Dean Witter U.S. Government Securities Trust, Dean Witter California Tax-Free Income Fund, Dean Witter New York Tax-Free Income Fund, Dean Witter Convertible Securities Trust, Dean Witter Federal Securities Trust, Dean Witter Value-Added Market Series, High Income Advantage Trust, High Income Advantage Trust II, High Income Advantage Trust III, Dean Witter Government Income Trust, InterCapital Insured Municipal Bond Trust, InterCapital Quality Municipal Investment Trust, Dean Witter Utilities Fund, Dean Witter Strategist Fund, Dean Witter California Tax-Free Daily Income Trust, Dean Witter World Wide Income Trust, Dean Witter Intermediate Income Securities, Dean Witter Capital Growth Securities, Dean Witter European Growth Fund Inc., Dean Witter Precious Metals and Minerals Trust, Dean Witter New York Municipal Money Market Trust, Dean Witter Global Short-Term Income Fund Inc., Dean Witter Pacific Growth Fund Inc., Dean Witter Short-Term U.S. Treasury Trust, InterCapital Insured Municipal Trust, InterCapital Quality Municipal Income Trust, Dean Witter Diversified Income Trust, Dean Witter Health Sciences Trust, Dean Witter Global Dividend Growth Securities, InterCapital California Quality Municipal Securities, InterCapital Quality Municipal Securities, InterCapital New York Quality Municipal Securities, InterCapital Insured Municipal Securities, InterCapital Insured California Municipal Securities, Dean Witter Limited Term Municipal Trust, Dean Witter Global Utilities Fund, Dean Witter National Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Retirement Series, Dean Witter International SmallCap Fund, Dean Witter Mid-Cap Growth Fund, Dean Witter Select Dimensions Investment Series, Dean Witter Global Asset Allocation Fund, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund, Dean Witter Hawaii Municipal Trust, Dean Witter Capital Appreciation Fund, Dean Witter Information Fund, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Japan Fund, Dean Witter Income Builder Fund, Dean Witter Special Value Fund, Dean Witter Financial Services Trust, Dean Witter Market Leader Trust, Municipal Income Trust, Municipal Income Trust II, Municipal Income Trust III, Municipal Income Opportunities Trust, Municipal Income Opportunities Trust II, Municipal Income Opportunities Trust III, Prime Income Trust and Municipal Premium Income Trust. The foregoing investment companies, together with the Fund, are collectively referred to as the Dean Witter Funds.

    In addition, Dean Witter Services Company Inc. ("DWSC"), a wholly-owned subsidiary of InterCapital, serves as manager for the following investment companies, for which TCW Funds Management, Inc. is the investment adviser:
TCW/DW Core Equity Trust, TCW/DW North American Government Income Trust, TCW/ DW Latin American Growth Fund, TCW/DW Income and Growth Fund, TCW/DW Small Cap Growth Fund, TCW/DW Balanced Fund, TCW/DW Emerging Markets Opportunities Trust, TCW/DW Total Return Trust, TCW/DW Mid-Cap Equity Trust, TCW/DW Global Telecom Trust, TCW/DW Strategic Income Fund, TCW/DW Term Trust 2000, TCW/DW Term Trust 2002 and TCW/DW Term Trust 2003 (the "TCW/DW Funds"). InterCapital also serves as: (1) (i) administrator of the BlackRock Strategic Term Trust Inc., a closed-end investment company; and (ii) sub-administrator of Mass Mutual Participation Investors and Templeton Global Governments Income Trust, closed-end investment companies.

    Pursuant to an Investment Management Agreement (the "Agreement") with the Investment Manager, the Fund has retained the Investment Manager to manage the investment of the Fund's assets, including the placing of orders for the purchase and sale of portfolio securities. The Investment Manager obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to continuously manage the assets of the Fund in a manner consistent with its investment objective.

    Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help and bookkeeping and certain legal services as the Fund may reasonably require in the conduct of its business, including the preparation of prospectuses, statements of additional information, proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of independent accountants and attorneys is, in the opinion of the Investment Manager, necessary or desirable). In addition, the Investment Manager pays the salaries of all personnel, including officers of the Fund, who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone service, heat, light, power and other utilities provided to the Fund. The Investment Manager has retained DWSC to perform its administrative services under the Agreement.

    The Fund pays all expenses incurred in its operation. Expenses not expressly assumed by the Investment Manager under the Agreement or by the Distributor of the Fund's shares, Dean Witter Distributors Inc. ("Distributors" or the "Distributor") (see "Purchase of Fund Shares"), will be paid by the Fund. The expenses borne by the Fund include, but are not limited to: charges and expenses of any registrar; custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Fund and its shares under federal and state securities laws; the cost and expense of printing, including typesetting, and distributing Prospectuses and Statements of Additional Information of the Fund and supplements thereto to the Fund's shareholders; all expenses of shareholders' and trustees' meetings and of preparing, printing and mailing of proxy statements and reports to shareholders; fees and travel expenses of trustees or members of any advisory board or committee who are not employees of the Investment Manager or any corporate affiliate of the Investment Manager; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of the Fund's shares; fees and expenses of legal counsel, including counsel to the trustees who are not interested persons of the Fund or of the Investment Manager (not including compensation or expenses of attorneys who are employees of the Investment Manager) and independent accountants; membership dues of industry associations; interest on the Fund's borrowings; postage; insurance premiums on property or personnel (including officers and trustees) of the Fund which inure to its benefit; extraordinary expenses including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto (depending upon the nature of the legal claim, liability or lawsuit) and all other costs of the Fund's operations properly payable by the Fund.

    As full compensation for the services and facilities furnished to the Fund and expenses of the Fund assumed by the Investment Manager, the Fund pays the Investment Manager monthly compensation calculated daily by applying the annual rate of 0.50% to the daily net assets of the Fund up to $500 million and 0.425% to the Fund's daily net assets over $500 million. Total compensation accrued to the Investment Manager for the period June 2, 1994 (commencement of the Fund's operations) through March 31, 1995 pursuant to the Agreement amounted to $350,117. This compensation reflects the waiver of the investment management fee during a portion of the period. Had the fee not been waived, compensation payable to the Investment Manager for the period pursuant to the Agreement would have amounted to $374,452. For the fiscal years ended March 31, 1996 and March 31, 1997, the Fund accrued total compensation to the Investment Manager in the amounts of $1,650,429 and $3,685,133, respectively.

    The Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of its investors for any act or omission by the Investment Manager or for any losses sustained by the Fund or its investors. The Agreement in no way restricts the Investment Manager from acting as investment manager or adviser to others.

    The Investment Manager paid the organizational expenses of the Fund incurred prior to the offering of the Fund's shares. The Fund reimbursed the Investment Manager for such expenses. The Fund will defer and will amortize the reimbursed expenses on the straight line method over a period not to exceed five years from the date of commencement of the Fund's operations.

    The Agreement was initially approved by the Trustees on February 21, 1997 and by the shareholders of the Fund at a Special Meeting of Shareholders held on May 21, 1997. The Agreement is substantially identical to a prior investment management agreement which was initially approved by the Trustees on May 10, 1994 and by InterCapital as the then sole shareholder on May 10, 1994. The Agreement may be terminated at any time, without penalty, on thirty days' notice by the Trustees of the Fund, by the holders of a majority of the outstanding shares of the Fund, as defined in the Investment Company Act of 1940, as amended (the "Act"), or by the Investment Manager. The Agreement will automatically terminate in the event of its assignment (as defined in the Act).

    Under its terms, the Agreement has an initial term ending April 30, 1999, and will continue in effect from year to year thereafter, provided continuance of the Agreement is approved at least annually by the vote of the holders of a majority of the outstanding shares of the Fund, as defined in the Act, or by the Trustees of the Fund; provided that in either event such continuance is approved annually by the vote of a majority of the Trustees of the Fund who are not parties to the Agreement or "interested persons" (as defined in the Act) of any such party (the "Independent Trustees"), which vote must be cast in person at a meeting called for the purpose of voting on such approval.

    The Fund has acknowledged that the name "Dean Witter" is a property right of DWR. The Fund has agreed that DWR or its parent company may use, or at any time permit others to use, the name "Dean Witter". The Fund has also agreed that in the event the Agreement is terminated, or if the affiliation between InterCapital and its parent company is terminated, the Fund will eliminate the name "Dean Witter" from its name if DWR or its parent company shall so request.

TRUSTEES AND OFFICERS
--------------------------------------------------------------------------------

    The Trustees and Executive Officers of the Fund, their principal business occupations during the last five years and their affiliations, if any, with InterCapital, and with the 83 Dean Witter Funds and the 14 TCW/DW Funds are shown below:

      NAME, AGE, POSITION WITH FUND AND ADDRESS                PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
------------------------------------------------------  ----------------------------------------------------------
Michael Bozic (56) ...................................  Chairman  and Chief Executive  Officer of Levitz Furniture
Trustee                                                 Corporation (since  November, 1995);  Director or  Trustee
Levitz Furniture Corporation                            of  the Dean  Witter Funds;  formerly President  and Chief
6111 Broken Sound Parkway, N.W.                         Executive  Officer  of   Hills  Department  Stores   (May,
Boca Raton, Florida                                     1991-July,   1995);  formerly  variously  Chairman,  Chief
                                                        Executive Officer, President  and Chief Operating  Officer
                                                        (1987-1991)  of  the  Sears  Merchandise  Group  of Sears,
                                                        Roebuck and Co.; Director of Eaglemark Financial Services,
                                                        Inc., the  United Negro  College Fund,  and Weirton  Steel
                                                        Corporation.

      NAME, AGE, POSITION WITH FUND AND ADDRESS                PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
------------------------------------------------------  ----------------------------------------------------------
Charles A. Fiumefreddo* (64) .........................  Chairman,   Chief  Executive   Officer  and   Director  of
Chairman, President,                                    InterCapital,  DWSC  and   Distributors;  Executive   Vice
Chief Executive Officer and Trustee                     President  and  Director  of  DWR;  Chairman,  Director or
Two World Trade Center                                  Trustee, President and Chief Executive Officer of the Dean
New York, New York                                      Witter  Funds;  Chairman,  Chief  Executive  Officer   and
                                                        Trustee of the TCW/DW Funds; Chairman and Director of Dean
                                                        Witter  Trust Company ("DWTC"); Director and/or officer of
                                                        various  MSDWD  subsidiaries;   formerly  Executive   Vice
                                                        President  and  Director of  Dean  Witter, Discover  & Co.
                                                        (until February, 1993).

Edwin J. Garn (64) ...................................  Director or  Trustee of  the Dean  Witter Funds;  formerly
Trustee                                                 United  States Senator (R-Utah)  (1974-1992) and Chairman,
c/o Huntsman Chemical Corporation                       Senate Banking  Committee (1980-1986);  formerly Mayor  of
500 Huntsman Way                                        Salt  Lake  City,  Utah  (1971-1974);  formerly Astronaut,
Salt Lake City, Utah                                    Space  Shuttle   Discovery  (April   12-19,  1985);   Vice
                                                        Chairman,  Huntsman  Chemical Corporation  (since January,
                                                        1993);  Director  of   Franklin  Quest  (time   management
                                                        systems)   and   John   Alden   Financial   Corp.  (health
                                                        insurance); member  of  the  board of  various  civic  and charitable organizations.

John R. Haire (72) ...................................  Chairman  of  the  Audit  Committee  and  Chairman  of the
Trustee                                                 Committee  of  Independent   Directors  or  Trustees   and
Two World Trade Center                                  Director  or Trustee of the Dean Witter Funds; Chairman of
New York, New York                                      the Audit Committee and Chairman  of the Committee of  the
                                                        Independent  Trustees  and  Trustee of  the  TCW/DW Funds;
                                                        formerly  President,   Council   for  Aid   to   Education
                                                        (1978-1989)  and  formerly  Chairman  and  Chief Executive
                                                        Officer  of  Anchor  Corporation,  an  Investment  Adviser
                                                        (1964-1978);  Director of  Washington National Corporation
                                                        (insurance).

Wayne E. Hedien** (63) ...............................  Retired; Director  or Trustee  of  the Dean  Witter  Funds
Trustee                                                 (commencing  on September  1, 1997);  Director of  The PMI
c/o Gordon Altman Butowsky                              Group, Inc. (private mortgage insurance); Trustee and Vice
 Weitzen Shalov & Wein                                  Chairman of The Field Museum of Natural History;  formerly
Counsel to the Independent Trustees                     associated  with the Allstate  Companies (1966-1994), most
114 West 47th Street                                    recently as Chairman of  The Allstate Corporation  (March,
New York, New York                                      1993-December,  1994)  and  Chairman  and  Chief Executive
                                                        Officer of its wholly-owned subsidiary, Allstate Insurance
                                                        Company (July, 1989-December,  1994); director of  various other business and charitable organizations.

      NAME, AGE, POSITION WITH FUND AND ADDRESS                PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
------------------------------------------------------  ----------------------------------------------------------
Dr. Manuel H. Johnson (48) ...........................  Senior  Partner,  Johnson  Smick  International,  Inc.,  a
Trustee                                                 consulting firm; Co-Chairman and a founder of the Group of
c/o Johnson Smick International, Inc.                   Seven Counsel (G7C), an international economic  commission
1133 Connecticut Avenue, N.W.                           (since  September, 1990); Director or  Trustee of the Dean
Washington, DC                                          Witter Funds;  Trustee of  the TCW/DW  Funds; Director  of
                                                        NASDAQ  (since June, 1995);  Director of Greenwich Capital
                                                        Markets Inc.  (broker-dealer);  Trustee of  the  Financial
                                                        Accounting  Foundation  (oversight  organization  for  the
                                                        FASB) formerly Vice Chairman of the Board of Governors  of the  Federal Reserve System  (February, 1986-August, 1990)
                                                        and Assistant Secretary of the U.S. Treasury (1982-1986).

Michael E. Nugent (61) ...............................  General  Partner,   Triumph   Capital,  LP.,   a   private
Trustee                                                 investment  partnership (since  April, 1988);  Director or
c/o Triumph Capital, L.P.                               Trustee of the Dean Witter  Funds; Trustee of the TCW/  DW
237 Park Avenue                                         Funds;  formerly Vice President, Bankers Trust Company and
New York, New York                                      BT Capital  Corporation (1984-1988);  Director of  various business organizations.

Philip J. Purcell* (53) ..............................  Chairman  of the  Board of  Directors and  Chief Executive
Trustee                                                 Officer of  MSDWD, DWR  and  Novus Credit  Services  Inc.;
Two World Trade Center                                  Director  of InterCapital, DWSC and Distributors; Director
New York, New York                                      or Trustee  of  the  Dean Witter  Funds;  Director  and/or
                                                        officer of various MSDWD subsidiaries.

John L. Schroeder (66) ...............................  Retired;  Director or  Trustee of  the Dean  Witter Funds;
Trustee                                                 Director of Citizens Utilities Company; formerly Executive
c/o Gordon Altman Butowsky                              Vice President and  Chief Investment Officer  of the  Home
 Weitzen Shalov & Wein                                  Insurance Company (August, 1991- September, 1995) and
Counsel to the Independent Trustees                     formerly Chairman and Chief Investment Officer  of
114 West 47th Street                                    Axe-Houghton Management  and  the Axe-Houghton Funds
New York, New York                                      (1983-1991).

Barry Fink (42)                                         Senior  Vice President  (since March,  1997) and Secretary
Vice President, Secretary                               and General Counsel (since February, 1997) of InterCapital
 and General Counsel                                    and DWSC; Senior  Vice President (since  March, 1997)  and
Two World Trade Center                                  Assistant  Secretary and Assistant  General Counsel (since
New York, New York                                      February, 1997)  of Distributors;  Assistant Secretary  of
                                                        DWR  (since August,  1996); Vice  President, Secretary and
                                                        General Counsel of  the Dean Witter  Funds and the  TCW/DW
                                                        Funds   (since  February,  1997);  previously  First  Vice
                                                        President  (June,  1993-February,  1997),  Vice  President
                                                        (until  June, 1993) and  Assistant Secretary and Assistant
                                                        General Counsel  of InterCapital  and DWSC  and  Assistant
                                                        Secretary of the Dean Witter Funds and the TCW/DW Funds.

      NAME, AGE, POSITION WITH FUND AND ADDRESS                PRINCIPAL OCCUPATIONS DURING LAST FIVE YEARS
------------------------------------------------------  ----------------------------------------------------------
Peter M. Avelar (38) .................................  Senior  Vice President of  InterCapital; Vice President of
Vice President                                          various Dean Witter Funds.
Two World Trade Center
New York, New York

Thomas F. Caloia (51) ................................  First  Vice  President  and  Assistant  Treasurer   (since
Treasurer                                               January,  1993) of InterCapital and DWSC; Treasurer of the
Two World Trade Center                                  Dean Witter Funds and the TCW/DW Funds.
New York, New York

------------

* Denotes Trustees who are "interested persons" of the Fund, as defined in the Act.

**    Mr. Hedien's term as Trustee will commence on September 1, 1997.

    In addition, Robert M. Scanlan, President and Chief Operating Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Mitchell M. Merin, President and Chief Strategic Officer of InterCapital and DWSC, Executive Vice President of Distributors and DWTC and Director of DWTC, Executive Vice President and Director of DWR, Director of SPS Transaction Services, Inc. and various other MSDWD subsidiaries, Joseph J.
McAlinden, Executive Vice President and Chief Investment Officer of InterCapital, and Director of DWTC, Robert S. Giambrone, Senior Vice President of InterCapital, DWSC, Distributors and DWTC and a Director of DWTC, and Jonathan R. Page and James F. Willison, Senior Vice Presidents of InterCapital, are Vice Presidents of the Fund, and Marilyn K. Cranney, First Vice President and Assistant General Counsel of InterCapital and DWSC, and Lou Anne D. McInnis and Ruth Rossi, Vice Presidents and Assistant General Counsels of InterCapital and DWSC, and Frank Bruttomesso and Carsten Otto, Staff Attorneys with InterCapital, are Assistant Secretaries of the Fund.

THE BOARD OF TRUSTEES, THE INDEPENDENT TRUSTEES, AND THE COMMITTEES

    The Board of Trustees consists of eight (8) trustees; as noted above, Mr. Hedien's term will commence on September 1, 1997. These same individuals also serve as directors or trustees for all of the Dean Witter Funds, and are referred to in this section as Trustees. As of the date of this Statement of Additional Information, there are a total of 83 Dean Witter Funds, comprised of 126 portfolios. As of May 31, 1997, the Dean Witter Funds had total net assets of approximately $86.4 billion and more than five million shareholders.

    Six Trustees and Mr. Hedlien (77% of the total number) have no affiliation or business connection with InterCapital or any of its affiliated persons and do not own any stock or other securities issued by InterCapital's parent company, MSDWD. These are the "disinterested" or "independent" Trustees. The other two Trustees (the "management Trustees") are affiliated with InterCapital. Four of the six independent Trustees are also Independent Trustees of the TCW/DW Funds.

    Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Dean Witter Funds seek as Independent Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Funds' Boards, such individuals may reject other attractive assignments because the Funds make substantial demands on their time. Indeed, by serving on the Funds' Boards, certain Trustees who would otherwise be qualified and in demand to serve on bank boards would be prohibited by law from doing so.

    All of the current Independent Trustees serve as members of the Audit Committee and the Committee of the Independent Trustees. Three of them also serve as members of the Derivatives Committee. During the calendar year ended December 31, 1996, the three Committees held a combined total of sixteen meetings. The Committees hold some meetings at InterCapital's offices and some outside InterCapital. Management Trustees or officers do not attend these meetings unless they are invited for purposes of furnishing information or making a report.

    The Committee of the Independent Trustees is charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing Fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among Funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the Board of any Fund that has a Rule 12b-1 plan of distribution. Most of the Dean Witter Funds have such a plan.

    The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund's independent accountants; directing investigations into matters within the scope of the independent accountants' duties, including the power to retain outside specialists; reviewing with the independent accountants the audit plan and results of the auditing engagement; approving professional services provided by the independent accountants and other accounting firms prior to the performance of such services; reviewing the independence of the independent accountants; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund's system of internal controls; and preparing and submitting Committee meeting minutes to the full Board.

    Finally, the Board of each Fund has formed a Derivatives Committee to establish parameters for and oversee the activities of the Fund with respect to derivative investments, if any, made by the Fund.

DUTIES OF CHAIRMAN OF COMMITTEE OF THE INDEPENDENT TRUSTEES AND AUDIT COMMITTEE

    The Chairman of the Committee of the Independent Trustees and the Audit Committee maintains an office at the Funds' headquarters in New York. He is responsible for keeping abreast of regulatory and industry developments and the Funds' operations and management. He screens and/or prepares written materials and identifies critical issues for the Independent Trustees to consider, develops agendas for Committee meetings, determines the type and amount of information that the Committees will need to form a judgment on various issues, and arranges to have that information furnished to Committee members. He also arranges for the services of independent experts and consults with them in advance of meetings to help refine reports and to focus on critical issues. Members of the Committees believe that the person who serves as Chairman of both Committees and guides their efforts is pivotal to the effective functioning of the Committees.

    The Chairman of the Committees also maintains continuous contact with the Funds' management, with independent counsel to the Independent Trustees and with the Funds' independent auditors. He arranges for a series of special meetings involving the annual review of investment advisory, management and other operating contracts of the Funds and, on behalf of the Committees, conducts negotiations with the Investment Manager and other service providers. In effect, the Chairman of the Committees serves as a combination of chief executive and support staff of the Independent Trustees.

    The Chairman of the Committee of the Independent Trustees and the Audit Committee is not employed by any other organization and devotes his time primarily to the services he performs as Committee Chairman and Independent Trustee of the Dean Witter Funds and as an Independent Trustee and, since July 1, 1996, as Chairman of the Committee of the Independent Trustees and the Audit Committee of the TCW/DW Funds. The current Committee Chairman has had more than 35 years experience as a senior executive in the investment company industry.

ADVANTAGES OF HAVING SAME INDIVIDUALS AS INDEPENDENT TRUSTEES FOR ALL DEAN WITTER FUNDS

    The Independent Trustees and the Funds' management believe that having the same Independent Trustees for each of the Dean Witter Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the Funds or even of sub-groups of Funds. They believe that having the same individuals serve as Independent Trustees of all the Funds tends to increase their knowledge and expertise regarding matters which affect the Fund complex generally and enhances their ability to negotiate on behalf of each Fund with the Fund's service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the Funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all Fund Boards enhances the ability of each Fund to obtain, at modest cost to each separate Fund, the services of Independent Trustees, and a Chairman of their Committees, of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Dean Witter Funds.

CASH COMPENSATION OF INDEPENDENT TRUSTEES

    The Fund pays each Independent Trustee an annual fee of $1,000 plus a per meeting fee of $50 for meetings of the Board of Trustees or committees of the Board of Trustees attended by the Trustee (the Fund pays the Chairman of the Audit Committee an annual fee of $750 and pays the Chairman of the Committee of the Independent Trustees an additional annual fee of $1,200). The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Fund who are or have been employed by the Investment Manager or an affiliated company receive no compensation or expense reimbursement from the Fund.

    The following table illustrates the compensation paid to the Fund's Independent Trustees by the Fund for the fiscal year ended March 31, 1997.

                               FUND COMPENSATION

                                                                   AGGREGATE
                                                                 COMPENSATION
NAME OF INDEPENDENT TRUSTEE                                      FROM THE FUND
--------------------------------------------------------------  ---------------
Michael Bozic.................................................      $1,800
Edwin J. Garn.................................................       1,900
John R. Haire.................................................       3,550
Dr. Manuel H. Johnson.........................................       1,850
Michael E. Nugent.............................................       1,900
John L. Schroeder.............................................       1,900

    The following table illustrates the compensation paid to the Fund's Independent Trustees for the calendar year ended December 31, 1996 for services to the 82 Dean Witter Funds and, in the case of Messrs. Haire, Johnson, Nugent and Schroeder, the 14 TCW/DW Funds that were in operation at December 31, 1996. With respect to Messrs. Haire, Johnson, Nugent and Schroeder, the TCW/DW Funds are included solely because of a limited exchange privilege between those Funds and five Dean Witter Money Market Funds.

           CASH COMPENSATION FROM DEAN WITTER FUNDS AND TCW/DW FUNDS

                                                                   FOR SERVICE AS    FOR SERVICE
                                                                    CHAIRMAN OF          AS          TOTAL CASH
                                                                   COMMITTEES OF     CHAIRMAN OF    COMPENSATION
                               FOR SERVICE                          INDEPENDENT     COMMITTEES OF   FOR SERVICES
                              AS DIRECTOR OR                         DIRECTORS/      INDEPENDENT         TO
                               TRUSTEE AND       FOR SERVICE AS     TRUSTEES AND    TRUSTEES AND       82 DEAN
                             COMMITTEE MEMBER     TRUSTEE AND          AUDIT            AUDIT          WITTER
                                OF 82 DEAN      COMMITTEE MEMBER   COMMITTEES OF    COMMITTEES OF     FUNDS AND
NAME OF                           WITTER          OF 14 TCW/DW     82 DEAN WITTER     14 TCW/DW       14 TCW/DW
INDEPENDENT TRUSTEE               FUNDS              FUNDS             FUNDS            FUNDS           FUNDS
---------------------------  ----------------   ----------------   --------------   -------------   -------------
Michael Bozic..............      $138,850           --                 --               --            $138,850
Edwin J. Garn..............       140,900           --                 --               --             140,900
John R. Haire..............       106,400           $64,283           $195,450        $ 12,187         378,320
Dr. Manuel H. Johnson......       137,100            66,483            --               --             203,583
Michael E. Nugent..........       138,850            64,283            --               --             203,133
John L. Schroeder..........       137,150            69,083            --               --             206,233

    As of the date of this Statement of Additional Information, 57 of the Dean Witter Funds, not including the Fund, have adopted a retirement program under which an Independent Trustee who retires after serving for at least five years (or such lesser period as may be determined by the Board) as an Independent Director or Trustee of any Dean Witter Fund that has adopted the retirement program (each such Fund referred to as an "Adopting Fund" and each such Trustee referred to as an "Eligible Trustee") is entitled to retirement payments upon reaching the eligible retirement age (normally, after attaining age 72). Annual payments are based upon length of service. Currently, upon retirement, each Eligible Trustee is entitled to receive from the Adopting Fund, commencing as of his or her retirement date and continuing for the remainder of his or her life, an annual retirement benefit (the "Regular Benefit") equal to 25.0% of his or her Eligible Compensation plus 0.4166666% of such Eligible Compensation for each full month of service as an Independent Director or Trustee of any Adopting Fund in excess of five years up to a maximum of 50.0% after ten years of service. The foregoing percentages may be changed by the Board.(1) "Eligible Compensation" is one-fifth of the total compensation earned by such Eligible Trustee for service to the Adopting Fund in the five year period prior to the date of the Eligible Trustee's retirement. Benefits under the retirement program are not secured or funded by the Adopting Funds.

    The following table illustrates the retirement benefits accrued to the Fund's Independent Trustees by the 57 Dean Witter Funds (not including the Fund) for the year ended December 31, 1996, and the estimated retirement benefits for the Fund's Independent Trustees, to commence upon their retirement, from the 57 Dean Witter Funds as of December 31, 1996.

                 RETIREMENT BENEFITS FROM ALL DEAN WITTER FUNDS

                                                                                                             ESTIMATED
                                                                                               RETIREMENT     ANNUAL
                                                                                                BENEFITS     BENEFITS
                                                            ESTIMATED                          ACCRUED AS      UPON
                                                         CREDITED YEARS         ESTIMATED       EXPENSES    RETIREMENT
                                                          OF SERVICE AT       PERCENTAGE OF      BY ALL      FROM ALL
                                                           RETIREMENT           ELIGIBLE        ADOPTING     ADOPTING
NAME OF INDEPENDENT TRUSTEE                               (MAXIMUM 10)        COMPENSATION        FUNDS      FUNDS(2)
-----------------------------------------------------  -------------------  -----------------  -----------  -----------
Michael Bozic........................................              10               50.0%       $  20,147    $  51,325
Edwin J. Garn........................................              10               50.0           27,772       51,325
John R. Haire........................................              10               50.0           46,952      129,550
Dr. Manuel H. Johnson................................              10               50.0           10,926       51,325
Michael E. Nugent....................................              10               50.0           19,217       51,325
John L. Schroeder....................................               8               41.7           38,700       42,771

------------
(1) An Eligible Trustee may elect alternate payments of his or her retirement benefits based upon the combined life expectancy of such Eligible Trustee and his or her spouse on the date of such Eligible Trustee's retirement. The amount estimated to be payable under this method, through the remainder of the later of the lives of such Eligible Trustee and spouse, will be the actuarial equivalent of the Regular Benefit. In addition, the Eligible Trustee may elect that the surviving spouse's periodic payment of benefits will be equal to either 50% or 100% of the previous periodic amount, an election that, respectively, increases or decreases the previous periodic amount so that the resulting payments will be the actuarial equivalent of the Regular Benefit.

(2) Based on current levels of compensation. Amount of annual benefits also varies depending on the Trustee's elections described in Footnote (1) above.

    As of the date of this Statement of Additional Information, the aggregate number of shares of beneficial interest of the Fund owned by the Fund's officers and Trustees as a group was less than 1 percent of the Fund's shares of beneficial interest outstanding.

INVESTMENT PRACTICES AND POLICIES
--------------------------------------------------------------------------------

    REPURCHASE AGREEMENTS. As discussed in the Prospectus, when cash may be available for only a few days, it may be invested by the Fund in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Fund. These agreements, which may be viewed as a type of secured lending by the Fund, typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral") at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The collateral will be maintained in a segregated account and will be marked to market daily to determine that the value of the collateral, as specified in the agreement, does not decrease below the purchase price plus accrued interest. If such decrease occurs, additional collateral will be requested and, when received, added to the account to maintain full collateralization. The Fund will accrue interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Fund to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits.

    While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Fund follows procedures designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose financial condition will be continually monitored by the Investment Manager subject to procedures established by the Board of Trustees of the Fund. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. It is the current policy of the Fund not to invest in repurchase agreements that do not mature within seven days if any such investment, together with any other illiquid assets held by the Fund, amounts to more than 15% of its net assets. The Fund's investments in repurchase agreements may at times be substantial when, in the view of the Investment Manager, liquidity, tax or other considerations warrant. For the fiscal year ended March 31, 1997, the Fund did not enter into any repurchase agreements in an amount exceeding 5% of its total net assets.

    LENDING OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, the Fund may lend its portfolio securities to brokers, dealers and other financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are equal to at least the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale and will not lend more than 25% of the value of its total assets. A loan may be terminated by the borrower on one business days' notice, or by the Fund on four business days' notice. If the borrower fails to deliver the loaned securities within four days after receipt of notice, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund's management to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The creditworthiness of firms to which the Fund lends its portfolio securities will be monitored on an ongoing basis by the Investment Manager pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Fund.

    When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund's investment in such loaned securities. The Fund will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities.

    WHEN-ISSUED AND DELAYED DELIVERY SECURITIES AND FORWARD COMMITMENTS. As discussed in the Prospectus, from time to time the Fund may purchase securities on a when-issued or delayed delivery basis or may purchase or sell securities on a forward commitment basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of commitment. While the Fund will only purchase securities on a when-issued, delayed delivery or forward commitment basis with the intention of acquiring the securities, the Fund may sell the securities before the settlement date, if it is deemed advisable. The securities so purchased or sold are subject to market fluctuation and no interest or dividends accrue to the purchaser prior to the settlement date. At the time the Fund makes the commitment to purchase or sell securities on a when-issued, delayed delivery or forward commitment basis, it will record the transaction and thereafter reflect the value, each day, of such security purchased, or if a sale, the proceeds to be received, in determining its net asset value. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. The Fund will also establish a segregated account with its custodian bank in which it will continually maintain cash or cash equivalents or other liquid portfolio securities equal in value to commitments to purchase securities on a when-issued, delayed delivery or forward commitment basis. Subject to the foregoing restrictions, the Fund may purchase securities on such basis without limit. During the fiscal year ended March 31, 1997, the Fund did not purchase any securities on a when-issued and delayed delivery basis.

    WHEN, AS AND IF ISSUED SECURITIES. As discussed in the Prospectus, the Fund may purchase securities on a "when, as and if issued" basis under which the issuance of the security depends upon the occurrence of a subsequent event, such as approval of a merger, corporate reorganization, leveraged buyout or debt restructuring. The commitment for the purchase of any such security will not be recognized in the portfolio of the Fund until the Investment Manager determines that issuance of the security is probable. At such time, the Fund will record the transaction and, in determining its net asset value, will reflect the value of the security daily. At such time, the Fund will also establish a segregated account with its custodian bank in which it will maintain cash or cash equivalents or other liquid portfolio securities equal in value to recognized commitments for such securities. Once a segregated account has been established, if the anticipated event does not occur and the securities are not issued, the Fund will have lost an investment opportunity. The value of the Fund's commitments to purchase the securities of any one issuer, together with the value of all securities of such issuer owned by the Fund, may not exceed 5% of the value of the Fund's total assets at the time the initial commitment to purchase such securities is made (see "Investment Restrictions"). Subject to the foregoing restrictions, the Fund may purchase securities on such basis without limit. An increase in the percentage of the Fund's assets committed to the purchase of securities on a "when, as and if issued" basis may increase the volatility of its net asset value. The Fund may also sell securities on a "when, as and if issued" basis provided that the issuance of the security will result automatically from the exchange or conversion of a security owned by the Fund at the time of the sale. During the fiscal year ended March 31, 1997, the Fund did not purchase any securities on a when, as and if issued basis in an amount which exceeded 5% of its total net assets.

    PRIVATE PLACEMENTS. As discussed in the Prospectus, the Fund may invest up to 10% of its total assets in securities which are subject to restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or which are otherwise not readily marketable. (Securities eligible for resale pursuant to Rule 144A of the Securities Act, and determined to be liquid pursuant to the procedures discussed in the following paragraph, are not subject to the foregoing restriction.) Limitations on the resale of such securities may have an adverse effect on their marketability, and may prevent the Fund from disposing of them promptly at reasonable prices. The Fund may have to bear the expense of registering such securities for resale and the risk of substantial delays in effecting such registration.

    The Securities and Exchange Commission ("SEC") has adopted Rule 144A under the Securities Act, which permits the Fund to sell restricted securities to qualified institutional buyers without limitation. The Investment Manager, pursuant to procedures adopted by the Trustees of the Fund, will make a determination as to the liquidity of each restricted security purchased by the Fund. The procedures require that the following factors be taken into account in making a liquidity determination: (1) the frequency of trades and price quotes for the security; (2) the number of dealers and other potential purchasers who have issued quotes on the security; (3) any dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). If a restricted security is determined to be "liquid", such security will not be included within the category "illiquid securities", which under the SEC's current policies may not exceed 15% of the Fund's net assets, and will not be subject to the 10% limitation set out in the preceding paragraph.

    The Rule 144A marketplace of sellers and qualified institutional buyers is new and still developing and may take a period of time to develop into a mature liquid market. As such, the market for certain private placements purchased pursuant to Rule 144A may be initially small or may, subsequent to purchase, become illiquid. Furthermore, the Investment Manager may not posses all the information concerning an issue of securities that it wishes to purchase in a private placement to which it would normally have had access, had the registration statement necessitated by a public offering been filed with the Securities and Exchange Commission.

    REVERSE REPURCHASE AGREEMENTS AND DOLLAR ROLLS. As discussed in the Prospectus, the Fund may also use reverse repurchase agreements and dollar rolls as part of its investment strategy. Reverse repurchase agreements involve sales by the Fund of portfolio assets concurrently with an agreement by the Fund to repurchase the same assets at a later date at a fixed price. Generally, the effect of such a transaction is that the Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while it will be able to keep the interest income associated with those portfolio securities. Such transactions are only advantageous if the interest cost to the Fund of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise.

    The Fund may enter into dollar rolls in which the Fund sells securities for delivery in the current months and simultaneously contracts to repurchase substantially similar (same type and coupon) securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on the securities. The Fund is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale.

    The Fund will establish a segregated account with its custodian bank in which it will maintain cash, U.S. Government Securities or other liquid portfolio securities equal in value to its obligations in respect of reverse repurchase agreements and dollar rolls. Reverse repurchase agreements and dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under a reverse repurchase agreement or dollar roll files for bankruptcy or becomes insolvent, the Fund's use of proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund's obligation to repurchase the securities. Reverse repurchase agreements and dollar rolls are speculative techniques involving leverage, and are considered borrowings by the Fund.

    ZERO COUPON SECURITIES. As discussed in the Prospectus, a portion of the U.S. Government Securities purchased by the Fund may be "zero coupon" Treasury securities. These are U.S. Treasury bills, notes and bonds which have been stripped of their unmatured interest coupons and receipts or which are certificates representing interests in such stripped debt obligations and coupons. In addition, a portion of the fixed-income securities purchased by such Fund may be "zero coupon" securities. "Zero coupon" securities are purchased at a discount from their face amount, giving the purchaser the right to receive their full value at maturity. A zero coupon security pays no interest to its holder during at least a portion of its life. Its value to an investor consists of the difference between its face value at the time of maturity and the price for which it was acquired, which is generally an amount significantly less than its face value (sometimes referred to as a "deep discount" price).

    The interest earned on such securities is, implicitly, automatically compounded and paid out at maturity. While such compounding at a constant rate eliminates the risk of receiving lower yields upon reinvestment of interest if prevailing interest rates decline, the owner of a zero coupon security will be unable to participate in higher yields upon reinvestment of interest received if prevailing interest rates rise. For this reason, zero coupon securities are subject to substantially greater market price fluctuations during periods of changing prevailing interest rates than are comparable debt securities which make current distributions of interest. Current federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund receives no interest payments in cash on the securities during the year.

    Currently, the only U.S. Treasury security issued without coupons is the Treasury bill. However, in the last few years a number of banks and brokerage firms have separated ("stripped") the principal portions from the coupon portions of the U.S. Treasury bonds and notes and sold them separately in the form of receipts or certificates representing undivided interests in these instruments (which instruments are generally held by a bank in a custodial or trust account).


    RIGHTS AND WARRANTS. As stated in the Prospectus, the Fund may acquire rights and warrants which are attached to other securities in its portfolio, or which are issued as a distribution by the issuer of a security held in its portfolio. Warrants are, in effect, an option to purchase equity securities at a specific price, generally valid for a specific period of time, and have no voting rights, pay no dividends and have no rights with respect to the corporation issuing them. The Fund does not anticipate acquiring any warrants during its fiscal year ending March 31, 1997.


    CONVERTIBLE SECURITIES. As stated in the Prospectus, certain of the fixed-income securities purchased by the Fund may be convertible into common stock of the issuer. Convertible securities rank senior to common stocks in a corporation's capital structure and, therefore, entail less risk than the corporation's common stock. The value of a convertible security is a function of its "investment value" (its value as if it did not have a conversion privilege), and its "conversion value" (the security's worth if it were to be exchanged for the underlying security, at market value, pursuant to its conversion privilege).

    To the extent that a convertible security's investment value is greater than its conversion value, its price will be primarily a reflection of such investment value and its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed-income security (the credit standing of the issuer and other factors may also have an effect on the convertible security's value). If the conversion value exceeds the investment value, the price of the convertible security will rise above its investment value and, in addition, will sell at some premium over its conversion value. (This premium represents the price investors are willing to pay for the privilege of purchasing a fixed-income security with a possibility of capital appreciation due to the conversion privilege.) At such times the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security. Convertible securities may be purchased by the Fund at varying price levels above their investments values and/ or their conversion values in keeping with the Fund's objective.

    FOREIGN SECURITIES. As stated in the Prospectus, foreign securities investments may be affected by changes in currency rates or exchange control regulations, changes in governmental administration or economic or monetary policy (in the United States and abroad) or changed circumstances in dealings between nations. Fluctuations in the relative rates of exchange between the currencies of different nations will affect the value of the Fund's investments denominated in foreign currency. Changes in foreign currency exchange rates relative to the U.S. dollar will affect the U.S. dollar value of the Fund's assets denominated in that currency and thereby impact upon the Fund's total return on such assets.

    Foreign currency exchange rates are determined by forces of supply and demand on the foreign exchange markets. These forces are themselves affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. Moreover, foreign currency exchange rates may be affected by the regulatory control of the exchanges on which the currencies trade. The foreign currency transactions of the Fund will be conducted on a spot basis or through forward contracts or futures contracts (described in the Statement of Additional Information). The Fund will incur certain costs in connection with these currency transactions.

    Investments in foreign securities will also occasion risks relating to political and economic developments abroad, including the possibility of expropriations or confiscatory taxation, limitations on the use or transfer of Fund assets and any effects of foreign social, economic or political instability. Foreign companies are not subject to the regulatory requirements of U.S. companies and, as such, there may be less publicly available information about such companies. Moreover, foreign companies are not subject to the more rigorous uniform accounting, auditing and financial reporting standards and requirements applicable to U.S. companies.

    Securities of foreign issuers may be less liquid than comparable securities of U.S. issuers and, as such, their price changes may be more volatile. Furthermore, foreign exchanges and broker-dealers are generally subject to less government and exchange scrutiny and regulation than their American counterparts. Brokerage commissions, dealer concessions and other transaction costs may be higher on foreign markets than in the U.S. In addition, differences in clearance and settlement procedures on foreign markets may occasion delays in settlements of Fund trades effected in such markets. Inability to dispose of portfolio securities due to settlement delays could result in losses to the Fund due to subsequent declines in value of such securities and the inability of the Fund to make intended security purchases due to settlement problems could result in a failure of the Fund to make potentially advantageous investments. To the extent the Fund purchases Eurodollar certificates of deposit issued by foreign branches of domestic United States banks, consideration will be given to their domestic marketability, the lower reserve requirements normally mandated for overseas banking operations, the possible impact of interruptions in the flow of international currency transactions, and future international political and economic developments which might adversely affect the payment of principal or interest.

    FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. As stated in the Prospectus, the Fund may enter into forward foreign currency exchange contracts ("forward contracts") as a hedge against fluctuations in future foreign exchange rates. The Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward contracts to purchase or sell foreign currencies. A forward contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial and investment banks) and their customers. Such forward contracts will only be entered into with United States banks and their foreign branches or foreign banks, insurance companies and other dealers whose assets total $1 billion or more. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

    When management of the Fund believes that the currency of a particular foreign country may suffer a substantial movement against the U.S. dollar, it may enter into a forward contract to purchase or sell, for a fixed amount of dollars or other currency, the amount of foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency.

    The Fund will enter into forward contracts under various circumstances. When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may, for example, desire to "lock in" the price of the security in U.S. dollars or some other foreign currency which the Fund is temporarily holding in its portfolio. By entering into a forward contract for the purchase or sale, for a fixed amount of dollars or other currency, of the amount of foreign currency involved in the underlying security transactions, the Fund will be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar or other currency which is being used for the security purchase (by the Fund or the counterparty) and the foreign currency in which the security is denominated during the period between the date on which the security is purchased or sold and the date on which payment is made or received.

    At other times, when, for example, the Fund's Investment Manager believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar or some other foreign currency, the Fund may enter into a forward contract to sell, for a fixed amount of dollars or other currency, the amount of foreign currency approximating the value of some or all of the Fund's securities holdings (or securities which the Fund has purchased for its portfolio) denominated in such foreign currency. Under identical circumstances, the Fund may enter into a forward contract to sell, for a fixed amount of U.S. dollars or other currency, an amount of foreign currency other than the currency in which the securities to be hedged are denominated approximating the value of some or all of the portfolio securities to be hedged. This method of hedging, called "cross-hedging," will be selected by the Investment Manager when it is determined that the foreign currency in which the portfolio securities are denominated has insufficient liquidity or is trading at a discount as compared with some other foreign currency with which it tends to move in tandem.

    In addition, when the Fund's Investment Manager anticipates purchasing securities at some time in the future, and wishes to lock in the current exchange rate of the currency in which those securities are denominated against the U.S. dollar or some other foreign currency, the Fund may enter into a forward contract to purchase an amount of currency equal to some or all of the value of the anticipated purchase, for a fixed amount of U.S. dollars or other currency. The Fund may, however, close out the forward contract without purchasing the security which was the subject of the "anticipatory" hedge.

    The Fund will not enter into forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would obligate the Fund to deliver an amount of foreign currency in excess of the value of the Fund's portfolio securities or other assets denominated in that currency. Under normal circumstances, consideration of the prospect for currency parities will be incorporated into the longer term investment decisions made with regard to overall diversification strategies. However, the management of the Fund believes that it is important to have the flexibility to enter into such forward contracts when it determines that the best interests of the Fund will be served. The Fund's custodian bank will place cash, U.S. Government securities or other appropriate liquid portfolio securities in a segregated account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of forward contracts entered into under the circumstances set forth above. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of the Fund's commitments with respect to such contracts.

    Where, for example, the Fund is hedging a portfolio position consisting of foreign securities denominated in a foreign currency against adverse exchange rate moves vis-a-vis the U.S. dollar, at the maturity of the forward contract for delivery by the Fund of a foreign currency, the Fund may either sell the portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the foreign currency (however, the ability of the Fund to terminate a contract is contingent upon the willingness of the currency trader with whom the contract has been entered into to permit an offsetting transaction). It is impossible to forecast the market value of portfolio securities at the expiration of the contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio securities if its market value exceeds the amount of foreign currency the Fund is obligated to deliver.

    If the Fund retains the portfolio securities and engages in an offsetting transaction, the Fund will incur a gain or loss to the extent that there has been movement in spot or forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

    If the Fund purchases a fixed-income security which is denominated in U.S. dollars but which will pay out its principal based upon a formula tied to the exchange rate between the U.S. dollar and a foreign currency, it may hedge against a decline in the principal value of the security by entering into a forward contract to sell an amount of the relevant foreign currency equal to some or all of the principal value of the security.

    At times when the Fund has written a call option on a security or the currency in which it is denominated, it may wish to enter into a forward contract to purchase or sell the foreign currency in which the security is denominated. A forward contract would, for example, hedge the risk of the security on which a call option has been written declining in value to a greater extent than the value of the premium received for the option. The Fund will maintain with its Custodian at all times, cash, U.S. Government securities, or other liquid portfolio securities in a segregated account equal in value to all forward contract obligations and option contract obligations entered into in hedge situations such as this.

    Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. It will, however, do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the spread between the prices at which they are buying and selling various currencies. Thus a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

    In all of the above circumstances, if the currency in which the Fund securities holdings (or anticipated portfolio securities) are denominated rises in value with respect to the currency which is being purchased (or sold), then the Fund will have realized fewer gains than had the Fund not entered into the forward contracts. Moreover, the precise matching of the forward contract amounts and the value of the securities involved will not generally be possible, since the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. The Fund is not required to enter into such transactions with regard to its foreign currency-denominated securities and will not do so unless deemed appropriate by the Investment Manager. The Fund generally will not enter into a forward contract with a term of greater than one year, although it may enter into forward contracts for periods of up to five years. The Fund may be limited in its ability to enter into hedging transactions involving forward contracts by the Internal Revenue Code (the "Code") requirements relating to qualifications as a regulated investment company (see "Dividends, Distributions and Taxes").

OPTIONS AND FUTURES TRANSACTIONS

    As stated in the Prospectus, the Fund may write covered call options against securities held in its portfolio and covered put options on eligible portfolio securities and stock indexes and purchase options of the same series to effect closing transactions, and may hedge against potential changes in the market value of investments (or anticipated investments) and facilitate the reallocation of the Fund's assets into and out of equities and fixed-income securities by purchasing put and call options on portfolio (or eligible portfolio) securities and engaging in transactions involving futures contracts and options on such contracts. The Fund may also hedge against potential changes in the market value of the currencies in which its investments (or anticipated investments) are denominated by purchasing put and call options on currencies and engage in transactions involving currency futures contracts and options on such contracts.

    Call and put options on U.S. Treasury notes, bonds and bills and equity securities are listed on Exchanges and are written in over-the-counter transactions ("OTC options"). Listed options are issued by the Options Clearing Corporation ("OCC") and other clearing entities including foreign exchanges. Ownership of a listed call option gives the Fund the right to buy from the OCC the underlying security covered by the option at the stated exercise price (the price per unit of the underlying security) by filing an exercise notice prior to the expiration date of the option. The writer (seller) of the option would then have the obligation to sell to the OCC the underlying security at that exercise price prior to the expiration date of the option, regardless of its then current market price. Ownership of a listed put option would give the Fund the right to sell the underlying security to the OCC at the stated exercise price. Upon notice of exercise of the put option, the writer of the put would have the obligation to purchase the underlying security from the OCC at the exercise price.

    OPTIONS ON TREASURY BONDS AND NOTES. Because trading in options written on Treasury bonds and notes tends to center on the most recently auctioned issues, the exchanges on which such securities trade will not continue indefinitely to introduce options with new expirations to replace expiring options on particular issues. Instead, the expirations introduced at the commencement of options trading on a particular issue will be allowed to run their course, with the possible addition of a limited number of new expirations as the original ones expire. Options trading on each issue of bonds or notes will thus be phased out as new options are listed on more recent issues, and options representing a full range of expirations will not ordinarily be available for every issue on which options are traded.

    OPTIONS ON TREASURY BILLS. Because a deliverable Treasury bill changes from week to week, writers of Treasury bill calls cannot provide in advance for their potential exercise settlement obligations by acquiring and holding the underlying security. However, if the Fund holds a long position in Treasury bills with a principal amount of the securities deliverable upon exercise of the option, the position may be hedged from a risk standpoint by the writing of a call option. For so long as the call option is outstanding, the Fund will hold the Treasury bills in a segregated account with its Custodian, so that they will be treated as being covered.

    OPTIONS ON FOREIGN CURRENCIES. The Fund may purchase and write options on foreign currencies for purposes similar to those involved with investing in forward foreign currency exchange contracts. For example, in order to protect against declines in the dollar value of portfolio securities which are denominated in a foreign currency, the Fund may purchase put options on an amount of such foreign currency equivalent to the current value of the portfolio securities involved. As a result, the Fund would be enabled to sell the foreign currency for a fixed amount of U.S. dollars, thereby "locking in" the dollar value of the portfolio securities (less the amount of the premiums paid for the options). Conversely, the Fund may purchase call options on foreign currencies in which securities it anticipates purchasing are denominated to secure a set U.S. dollar price for such securities and protect against a decline in the value of the U.S. dollar against such foreign currency. The Fund may also purchase call and put options to close out written option positions.

    The Fund may also write call options on foreign currency to protect against potential declines in its portfolio securities which are denominated in foreign currencies. If the U.S. dollar value of the portfolio securities falls as a result of a decline in the exchange rate between the foreign currency in which a security is denominated and the U.S. dollar, then a loss to the Fund occasioned by such value decline would be ameliorated by receipt of the premium on the option sold. At the same time, however, the Fund gives up the benefit of any rise in value of the relevant portfolio securities above the exercise price of the option and, in fact, only receives a benefit from the writing of the option to the extent that the value of the portfolio securities falls below the price of the premium received. The Fund may also write options to close out long call option positions.

    The markets in foreign currency options are relatively new and the Fund's ability to establish and close out positions on such options is subject to the maintenance of a liquid secondary market. Although the Fund will not purchase or write such options unless and until, in the opinion of the management of the Fund, the market for them has developed sufficiently to ensure that the risks in connection with such options are not greater than the risks in connection with the underlying currency, there can be no assurance that a liquid secondary market will exist for a particular option at any specific time. In addition, options on foreign currencies are affected by all of those factors which influence foreign exchange rates and investments generally.

    The value of a foreign currency option depends upon the value of the underlying currency relative to the U.S. dollar. As a result, the price of the option position may vary with changes in the value of either or both currencies and have no relationship to the investment merits of a foreign security, including foreign securities held in a "hedged" investment portfolio. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, investors may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots.

    There is no systematic reporting of last sale information for foreign currencies or any regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Quotation information available is generally representative of very large transactions in the interbank market and thus may not reflect relatively smaller transactions (i.e., less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that the U.S. options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that are not reflected in the options market.

    OTC OPTIONS. Exchange-listed options are issued by the OCC which assures that all transactions in such options are properly executed. OTC options are purchased from or sold (written) to dealers or financial institutions which have entered into direct agreements with the Fund. With OTC options, such variables as expiration date, exercise price and premium will be agreed upon between the Fund and the transacting dealer, without the intermediation of a third party such as the OCC. If the transacting dealer fails to make or take delivery of the securities underlying an option it has written, in accordance with the terms of that option, the Fund would lose the premium paid for the option as well as any anticipated benefit of the transaction. The Fund will engage in OTC option transactions only with primary U.S. Government securities dealers recognized by the Federal Reserve Bank of New York.

    COVERED CALL WRITING. The Fund is permitted to write covered call options on portfolio securities and the U.S. dollar and foreign currencies, without limit. Generally, a call option is "covered" if the Fund owns, or has the right to acquire, without additional cash consideration (or for additional cash consideration held for the Fund by its Custodian in a segregated account) the underlying security (currency) subject to the option except that in the case of call options on U.S. Treasury Bills, the Fund might own U.S. Treasury Bills of a different series from those underlying the call option, but with a principal amount and value corresponding to the exercise price and a maturity date no later than that of the securities (currency) deliverable under the call option. A call option is also covered if the Fund holds a call on the same security (currency) as the underlying security (currency) of the written option, where the exercise price of the call used for coverage is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the mark to market difference is maintained by the Fund in cash, U.S. Government securities or other liquid portfolio securities which the Fund holds in a segregated account maintained with its Custodian.

    The Fund will receive from the purchaser, in return for a call it has written, a "premium"; i.e., the price of the option. Receipt of these premiums may better enable the Fund to achieve a greater total return than would be realized from holding the underlying securities (currency) alone. Moreover, the income received from the premium will offset a portion of the potential loss incurred by the Fund if the securities (currency) underlying the option are ultimately sold (exchanged) by the Fund at a loss. The premium received will fluctuate with varying economic market conditions. If the market value of the portfolio securities (or the currencies in which they are denominated) upon which call options have been written increases, the Fund may receive less total return from the portion of its portfolio upon which calls have been written than it would have had such calls not been written.

    As regards listed options and certain OTC options, during the option period, the Fund may be required, at any time, to deliver the underlying security (currency) against payment of the exercise price on any calls it has written (exercise of certain listed and OTC options may be limited to specific expiration dates). This obligation is terminated upon the expiration of the option period or at such earlier time when the writer effects a closing purchase transaction. A closing purchase transaction is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction.

    Closing purchase transactions are ordinarily effected to realize a profit on an outstanding call option to prevent an underlying security (currency) from being called, to permit the sale of an underlying security (or the exchange of the underlying currency) or to enable the Fund to write another call option on the underlying security (currency) with either a different exercise price or expiration date or both. Also, effecting a closing purchase transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other investments by the Fund. The Fund may realize a net gain or loss from a closing purchase transaction depending upon whether the amount of the premium received on the call option is more or less than the cost of effecting the closing purchase transaction. Any loss incurred in a closing purchase transaction may be wholly or partially offset by unrealized appreciation in the market value of the underlying security (currency). Conversely, a gain resulting from a closing purchase transaction could be offset in whole or in part or exceeded by a decline in the market value of the underlying security (currency).

    If a call option expires unexercised, the Fund realizes a gain in the amount of the premium on the option less the commission paid. Such a gain, however, may be offset by depreciation in the market value of the underlying security (currency) during the option period. If a call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security (currency) equal to the difference between the purchase price of the underlying security (currency) and the proceeds of the sale of the security (currency) plus the premium received for on the option less the commission paid.

    Options written by a Fund normally have expiration dates of from up to nine months (equity securities) to eighteen months (fixed-income securities) from the date written. The exercise price of a call option may be below, equal to or above the current market value of the underlying security (currency) at the time the option is written. See "Risks of Options and Futures Transactions," below.

    COVERED PUT WRITING. As a writer of a covered put option, the Fund incurs an obligation to buy the security underlying the option from the purchaser of the put, at the option's exercise price at any time during the option period, at the purchaser's election (certain listed and OTC put options written by the Fund will be exercisable by the purchaser only on a specific date). A put is "covered" if, at all times, the Fund maintains, in a segregated account maintained on its behalf at the Fund's Custodian, cash, U.S. Government securities or other high grade obligations in an amount equal to at least the exercise price of the option, at all times during the option period. Similarly, a short put position could be covered by the Fund by its purchase of a put option on the same security as the underlying security of the written option, where the exercise price of the purchased option is equal to or more than the exercise price of the put written or less than the exercise price of the put written if the mark to market difference is maintained by the Fund in cash, U.S. Government securities or other liquid portfolio securities which the Fund holds in a segregated account maintained at its Custodian. In writing puts, the Fund assumes the risk of loss should the market value of the underlying security decline below the exercise price of the option (any loss being decreased by the receipt of the premium on the option written). In the case of listed options, during the option period, the Fund may be required, at any time, to make payment of the exercise price against delivery of the underlying security. The operation of and limitations on covered put options in other respects are substantially identical to those of call options.

    The Fund will write put options for two purposes: (1) to receive the income derived from the premiums paid by purchasers; and (2) when the Investment Manager wishes to purchase the security underlying the option at a price lower than its current market price, in which case it will write the covered put at an exercise price reflecting the lower purchase price sought. The potential gain on a covered put option is limited to the premium received on the option (less the commissions paid on the transaction) while the potential loss equals the difference between the exercise price of the option and the current market price of the underlying securities when the put is exercised, offset by the premium received (less the commissions paid on the transaction).

    PURCHASING CALL AND PUT OPTIONS. The Fund may purchase listed and OTC call and put options in amounts equalling up to 5% of its total assets. The Fund may purchase call options in order to close out a covered call position (see "Covered Call Writing" above) or purchase call options on securities they intend to purchase. The Fund may also purchase a call option on foreign currency to hedge against an adverse exchange rate move of the currency in which the security it anticipates purchasing is denominated vis-a-vis the currency in which the exercise price is denominated. The purchase of the call option to effect a closing transaction or a call written over-the-counter may be a listed or an OTC option. In either case, the call purchased is likely to be on the same securities (currencies) and have the same terms as the written option. If purchased over-the-counter, the option would generally be acquired from the dealer or financial institution which purchased the call written by the Fund.

    The Fund may purchase put options on securities (currency) which it holds (or has the right to acquire) in its portfolio only to protect itself against a decline in the value of the security (currency). If the value of the underlying security (currency) were to fall below the exercise price of the put purchased in an amount greater than the premium paid for the option, the Fund would incur no additional loss. The Fund may also purchase put options to close out written put positions in a manner similar to call options closing purchase transactions. In addition, the Fund may sell a put option which it has previously purchased prior to the sale of the securities (currency) underlying such option. Such a sale would result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid on the put option which is sold. Any such gain or loss could be offset in whole or in part by a change in the market value of the underlying security (currency). If a put option purchased by the Fund expired without being sold or exercised, the premium would be lost.

    RISKS OF OPTIONS TRANSACTIONS. During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity for capital appreciation above the exercise price should the market price of the underlying security (or the currency in which it is denominated) increase, but has retained the risk of loss should the price of the underlying security (currency) decline. The covered put writer also retains the risk of loss should the market value of the underlying security (currency) decline below the exercise price of the option less the premium received on the sale of the option. In both cases, the writer has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver or receive the underlying securities (currency) at the exercise price.

    Prior to exercise or expiration, an option position can only be terminated by entering into a closing purchase or sale transaction. If a covered call option writer is unable to effect a closing purchase transaction or to purchase an offsetting over-the-counter option, it cannot sell the underlying security until the option expires or the option is exercised. Accordingly, a covered call option writer may not be able to sell (exchange) an underlying security (currency) at a time when it might otherwise be advantageous to do so. A covered put option writer who is unable to effect a closing purchase transaction or to purchase an offsetting over-the-counter option would continue to bear the risk of decline in the market price of the underlying security (currency) until the option expires or is exercised. In addition, a coveredput writer would be unable to utilize the amount held in cash or U.S. Government or other liquid portfolio securities as security for the put option for other investment purposes until the exercise or expiration of the option.

    The Fund's ability to close out its position as a writer of an option is dependent upon the existence of a liquid secondary market on option Exchanges. There is no assurance that such a market will exist, particularly in the case of OTC options, as such options will generally only be closed out by entering into a closing purchase transaction with the purchasing dealer. However, the Fund may be able to purchase an offsetting option which does not close out its position as a writer but constitutes an asset of equal value to the obligation under the option written. If the Fund is not able to either enter into a closing purchase transaction or purchase an offsetting position, it will be required to maintain the securities subject to the call, or the collateral underlying the put, even though it might not be advantageous to do so, until a closing transaction can be entered into (or the option is exercised or expires).

    Among the possible reasons for the absence of a liquid secondary market on an Exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an Exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations on an Exchange; (v) inadequacy of the facilities of an Exchange or the Options Clearing Corporation ("OCC") to handle current trading volume; or
(vi) a decision by one or more Exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the OCC as a result of trades on that Exchange would generally continue to be exercisable in accordance with their terms.

    Exchanges limit the amount by which the price of a futures contract may move on any day. If the price moves equal the daily limit on successive days, then it may prove impossible to liquidate a futures position until the daily limit moves have ceased. In the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin on open futures positions. In such situations, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so. In addition, the Fund may be required to take or make delivery of the instruments underlying interest rate futures contracts it holds at a time when it is disadvantageous to do so. The inability to close out options and futures positions could also have an adverse impact on the Fund's ability to effectively hedge its portfolio.

    In the event of the bankruptcy of a broker through which the Fund engages in transactions in options, futures or options thereon, the Fund could experience delays and/or losses in liquidating open positions purchased or sold through the broker and/or incur a loss of all or part of its margin deposits with the broker. Similarly, in the event of the bankruptcy of the writer of an OTC option purchased by the Fund, the Fund could experience a loss of all or part of the value of the option. Transactions are entered into by the Fund only with brokers or financial institutions deemed creditworthy by the Investment Manager.

    Each of the Exchanges has established limitations governing the maximum number of call or put options on the same underlying security or futures contract (whether or not covered) which may be written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different Exchanges or are held or written on one or more accounts or through one or more brokers). An Exchange may order the liquidation of positions found to be in violation of these limits and it may impose other sanctions or restrictions. These position limits may restrict the number of listed options which the Fund may write.

    While the futures contracts and options transactions to be engaged in by the Fund for the purpose of hedging the Fund's portfolio securities are not speculative in nature, there are risks inherent in the use of such instruments. One such risk which may arise in employing futures contracts to protect against the price volatility of portfolio securities is that the prices of securities and indexes subject to futures contracts (and thereby the futures contract prices) may correlate imperfectly with the behavior of the cash prices of the Fund's portfolio securities. Another such risk is that prices of interest rate futures contracts may not move in tandem with the changes in prevailing interest rates against which the Fund seeks a hedge. A correlation may also be distorted by the fact that the futures market is dominated by short-term traders seeking to profit from the difference between a contract or security price objective and their cost of borrowed funds. Such distortions are generally minor and would diminish as the contract approached maturity.

    The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

    STOCK INDEX OPTIONS. Options on stock indexes are similar to options on stock except that, rather than the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The multiplier for an index option performs a function similar to the unit of trading for a stock option. It determines the total dollar value per contract of each point in the difference between the exercise price of an option and the current level of the underlying index. A multiplier of 100 means that a one-point difference will yield $100. Options on different indexes may have different multipliers. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike stock options, all settlements are in cash and a gain or loss depends on price movements in the stock market generally (or in a particular segment of the market) rather than the price movements in individual stocks. Currently, options are traded on the Standard & Poor's 100 Index and the Standard & Poor's 500 Index on the Chicago Board Options Exchange, the Major
Market Index and the Computer Technology Index, Oil Index and Institutional Index on the American Stock Exchange and the NYSE Index and NYSE Beta Index on the New York Stock Exchange, The Financial News Composite Index on the Pacific Stock Exchange and the Value Line Index, National O-T-C Index and Utilities Index on the Philadelphia Stock Exchange, each of which and any similar index on which options are traded in the future which include stocks that are not limited to any particular industry or segment of the market is referred to as a "broadly based stock market index." Options on stock indexes provide the Fund with a means of protecting the Fund against the risk of market wide price movements. If the Investment Manager anticipates a market decline, the Fund could purchase a stock index put option. If the expected market decline materialized, the resulting decrease in the value of the Fund's portfolio would be offset to the extent of the increase in the value of the put option. If the Investment Manager anticipates a market rise, the Fund may purchase a stock index call option to enable the Fund to participate in such rise until completion of anticipated common stock purchases by the Fund. Purchases and sales of stock index options also enable the Investment Manager to more speedily achieve changes in the Fund's equity positions.

    The Fund will write put options on stock indexes only if such positions are covered by cash, U.S. Government securities or other liquid portfolio securities equal to the aggregate exercise price of the puts, which cover is held for the Fund in a segregated account maintained for it by the Fund's Custodian. All call options on stock indexes written by the Fund will be covered either by a portfolio of stocks substantially replicating the movement of the index underlying the call option or by holding a separate call option on the same stock index with a strike price no higher than the strike price of the call option sold by the Fund.

    RISKS OF OPTIONS ON INDEXES. Because exercises of stock index options are settled in cash, call writers such as the Fund cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. A call writer can offset some of the risk of its writing position by holding a diversified portfolio of stocks similar to those on which the underlying index is based. However, most investors cannot, as a practical matter, acquire and hold a portfolio containing exactly the same stocks as the underlying index, and, as a result, bear a risk that the value of the securities held will vary from the value of the index. Even if an index call writer could assemble a stock portfolio that exactly reproduced the composition of the underlying index, the writer still would not be fully covered from a risk standpoint because of the "timing risk" inherent in writing index options. When an index option is exercised, the amount of cash that the holder is entitled to receive is determined by the difference between the exercise price and the closing index level on the date when the option is exercised. As with other kinds of options, the writer will not learn that it has been assigned until the next business day, at the earliest. The time lag between exercise and notice of assignment poses no risk for the writer of a covered call on a specific underlying security, such as a common stock, because there the writer's obligation is to deliver the underlying security, not to pay its value as of a fixed time in the past. So long as the writer already owns the underlying security, it can satisfy its settlement obligations by simply delivering it, and the risk that its value may have declined since the exercise date is borne by the exercising holder. In contrast, even if the writer of an index call holds stocks that exactly match the composition of the underlying index, it will not be able to satisfy its assignment obligations by delivering those stocks against payment of the exercise price. Instead, it will be required to pay cash in an amount based on the closing index value on the exercise date; and by the time it learns that it has been assigned, the index may have declined, with a corresponding decrease in the value of its stock portfolio. This "timing risk" is an inherent limitation on the ability of index call writers to cover their risk exposure by holding stock positions.

    A holder of an index option who exercises it before the closing index value for that day is available runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the exercising holder will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

    If dissemination of the current level of an underlying index is interrupted, or if trading is interrupted in stocks accounting for a substantial portion of the value of an index, the trading of options on that index will ordinarily be halted. If the trading of options on an underlying index is halted, an exchange may impose restrictions prohibiting the exercise of such options.

    FUTURES CONTRACTS. The Fund may purchase and sell interest rate and stock index futures contracts ("futures contracts") that are traded on U.S. and foreign commodity exchanges on such underlying securities as U.S. Treasury bonds, notes and bills ("interest rate" futures), on the U.S. dollar and foreign currencies, and such indexes as the S&P 500 Index, the Moody's Investment-Grade Corporate Bond Index and the New York Stock Exchange Composite Index ("index" futures).

    As a futures contract purchaser, the Fund incurs an obligation to take delivery of a specified amount of the obligation underlying the contract at a specified time in the future for a specified price. As a seller of a futures contract, the Fund incurs an obligation to deliver the specified amount of the underlying obligation at a specified time in return for an agreed upon price.

    The Fund will purchase or sell interest rate futures contracts and bond index futures contracts for the purpose of hedging its fixed-income portfolio (or anticipated portfolio) securities against changes in prevailing interest rates. If the Investment Manager anticipates that interest rates may rise and, concomitantly, the price of fixed-income securities fall, the Fund may sell an interest rate futures contract or a bond index futures contract. If declining interest rates are anticipated, the Fund may purchase an interest rate futures contract to protect against a potential increase in the price of U.S. Government securities the Fund intends to purchase. Subsequently, appropriate fixed-income securities may be purchased by the Fund in an orderly fashion; as securities are purchased, corresponding futures positions would be terminated by offsetting sales of contracts.

    The Fund will purchase or sell futures contracts on the U.S. dollar and on foreign currencies to hedge against an anticipated rise or decline in the value of the U.S. dollar or foreign currency in which a portfolio security of the Fund is denominated vis-a-vis another currency.

    The Fund will purchase or sell stock index futures contracts for the purpose of hedging its equity portfolio (or anticipated portfolio) securities against changes in their prices. If the Investment Manager anticipates that the prices of stock held by the Fund may fall, the Fund may sell a stock index futures contract. Conversely, if the Investment Manager wishes to hedge against anticipated price rises in those stocks which the Fund intends to purchase, the Fund may purchase stock index futures contracts. In addition, interest rate and stock index futures contracts will be bought or sold in order to close out a short or long position in a corresponding futures contract.

    Although most interest rate futures contracts call for actual delivery or acceptance of securities, the contracts usually are closed out before the settlement date without the making or taking of delivery. Index futures contracts provide for the delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the open or close of the last trading day of the contract and the futures contract price. A futures contract sale is closed out by effecting a futures contract purchase for the same aggregate amount of the specific type of equity security and the same delivery date. If the sale price exceeds the offsetting purchase price, the seller would be paid the difference and would realize a gain. If the offsetting purchase price exceeds the sale price, the seller would pay the difference and would realize a loss. Similarly, a futures contract purchase is closed out by effecting a futures contract sale for the same aggregate amount of the specific type of equity security and the same delivery date. If the offsetting sale price exceeds the purchase price, the purchaser would realize a gain, whereas if the purchase price exceeds the offsetting sale price, the purchaser would realize a loss. There is no assurance that the Fund will be able to enter into a closing transaction.

    INTEREST RATE FUTURES CONTRACTS. When the Fund enters into an interest rate futures contract, it is initially required to deposit with the Fund's Custodian, in a segregated account in the name of the broker performing the transaction, an "initial margin" of cash or U.S. Government securities or other liquid portfolio securities equal to approximately 2% of the contract amount. Initial margin requirements are established by the Exchanges on which futures contracts trade and may, from time to time, change. In addition, brokers may establish margin deposit requirements in excess of those required by the Exchanges.

    Initial margin in futures transactions is different from margin in securities transactions in that initial margin does not involve the borrowing of funds by a brokers' client but is, rather, a good faith deposit on the futures contract which will be returned to the Fund upon the proper termination of the futures contract. The margin deposits made are marked to market daily and the Fund may be required to make subsequent deposits called "variation margin", with the Fund's Custodian, in the account in the name of the broker, which are reflective of price fluctuations in the futures contract. Currently, interest rates futures contracts can be purchased on debt securities such as U.S. Treasury Bills and Bonds, U.S. Treasury Notes with maturities between 6 1/2 and 10 years, GNMA Certificates and Bank Certificates of Deposit.

    INDEX FUTURES CONTRACTS. The Fund may invest in index futures contracts. An index futures contract sale creates an obligation by the Fund, as seller, to deliver cash at a specified future time. An index futures contract purchase would create an obligation by the Fund, as purchaser, to take delivery of cash at a specified future time. Futures contracts on indexes do not require the physical delivery of securities, but provide for a final cash settlement on the expiration date which reflects accumulated profits and losses credited or debited to each party's account.

    The Fund is required to maintain margin deposits with brokerage firms through which it effects index futures contracts in a manner similar to that described above for interest rate futures contracts. Currently, the initial margin requirement is approximately 5% of the contract amount for index futures. In addition, due to current industry practice, daily variations in gains and losses on open contracts are required to be reflected in cash in the form of variation margin payments. The Fund may be required to make additional margin payments during the term of the contract.

    At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund and the Fund realizes a loss or a gain.

    Currently, index futures contracts can be purchased or sold with respect to, among others, the Standard & Poor's 500 Stock Price Index and the Standard & Poor's 100 Stock Price Index on the Chicago Mercantile Exchange, the New York Stock Exchange Composite Index on the New York Futures Exchange, the Major Market Index on the American Stock Exchange, the Moody's Investment-Grade Corporate Bond Index on the Chicago Board of Trade and the Value Line Stock Index on the Kansas City Board of Trade.

    OPTIONS ON FUTURES CONTRACTS. The Fund may purchase and write call and put options on futures contracts and enter into closing transactions with respect to such options to terminate an existing position. An option on a futures contract gives the purchaser the right (in return for the premium paid), and the writer the obligation, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the term of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option is accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract at the time of exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract.

    The Fund will purchase and write options on futures contracts for identical purposes to those set forth above for the purchase of a futures contract (purchase of a call option or sale of a put option) and the sale of a futures contract (purchase of a put option or sale of a call option), or to close out a long or short position in futures contracts. If, for example, the Investment Manager wished to protect against an increase in interest rates and the resulting negative impact on the value of a portion of its fixed-income portfolio, it might write a call option on an interest rate futures contract, the underlying security of which correlates with the portion of the portfolio the Investment Manager seeks to hedge. Any premiums received in the writing of options on futures contracts may, of course, augment the total return of the Fund and thereby provide a further hedge against losses resulting from price declines in portions of the Fund's portfolio.

    The writer of an option on a futures contract is required to deposit initial and variation margin pursuant to requirements similar to those applicable to futures contracts. Premiums received from the writing of an option on a futures contract are included in initial margin deposits.

    LIMITATIONS ON FUTURES CONTRACTS AND OPTIONS ON FUTURES. The Fund may not enter into futures contracts or purchase related options thereon if, immediately thereafter, the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the value of the Fund's total assets, after taking into account unrealized gains and unrealized losses on such contracts it has entered into, provided, however, that in the case of an option that is in-the-money (the exercise price of the call (put) option is less
(more) than the market price of the underlying security) at the time of purchase, the in-the-money amount may be excluded in calculating the 5%. However, there is no overall limitation on the percentage of the Fund's assets which may be subject to a hedge position. In addition, in accordance with the regulations of the Commodity Futures Trading Commission ("CFTC") under which the Fund is exempted from registration as a commodity pool operator, the Fund may only enter into futures contracts and options on futures contracts transactions for purposes of hedging a part or all of its portfolio. If the CFTC changes its regulations so that the Fund would be permitted to write options on futures contracts for purposes other than hedging the Fund's investments without CFTC registration, the Fund may engage in such transactions for those purposes. Except as described above, there are no other limitations on the use of futures and options thereon by the Fund.

    RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS. The Fund may sell a futures contract to protect against the decline in the value of securities held by the Fund. However, it is possible that the futures market may advance and the value of securities held in the portfolio of the Fund may decline. If this occurred, the Fund would lose money on the futures contract and also experience a decline in value of its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio will tend to move in the same direction as the futures contracts.

    If the Fund purchases a futures contract to hedge against the increase in value of securities it intends to buy, and the value of such securities decreases, then the Fund may determine not to invest in the securities as planned and will realize a loss on the futures contract that is not offset by a reduction in the price of the securities.

    In addition, if the Fund holds a long position in a futures contract or has sold a put option on a futures contract, it will hold cash, U.S. Government securities or other liquid portfolio securities equal to the purchase price of the contract or the exercise price of the put option (less the amount of initial or variation margin on deposit) in a segregated account maintained for the Fund by its Custodian. Alternatively, the Fund could cover its long position by purchasing a put option on the same futures contract with an exercise price as high or higher than the price of the contract held by the Fund.

    If the Fund maintains a short position in a futures contract or has sold a call option on a futures contract, it will cover this position by holding, in a segregated account maintained at its Custodian, cash, U.S. Government securities or other liquid portfolio securities equal in value (when added to any initial or variation margin on deposit) to the market value of the securities underlying the futures contract or the exercise price of the option. Such a position may also be covered by owning the securities underlying the futures contract (in the case of a stock index futures contract a portfolio of securities substantially replicating the relevant index), or by holding a call option permitting the Fund to purchase the same contract at a price no higher than the price at which the short position was established.

    Exchanges may limit the amount by which the price of futures contracts may move on any day. If the price moves equal the daily limit on successive days, then it may prove impossible to liquidate a futures position until the daily limit moves have ceased.

    The extent to which the Fund may enter into transactions involving options and futures contracts may be limited by the Internal Revenue Code's requirements for qualification as a regulated investment company and the Fund's intention to qualify as such. See "Dividends, Distributions and Taxes" in the Prospectus and the Statement of Additional Information.

    There may exist an imperfect correlation between the price movements of futures contracts purchased by the Fund and the movements in the prices of the securities which are the subject of the hedge. If participants in the futures market elect to close out their contracts through offsetting transactions rather than meet margin deposit requirements, distortions in the normal relationship between the debt securities and futures markets could result. Price distortions could also result if investors in futures contracts opt to make or take delivery of underlying securities rather than engage in closing transactions due to the resultant reduction in the liquidity of the futures market. In addition, due to the fact that, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the cash market, increased participation by speculators in the futures market could cause temporary price distortions. Due to the possibility of price distortions in the futures market and because of the imperfect correlation between movements in the prices of securities and movements in the prices of futures contracts, a correct forecast of interest rate trends by the Investment Manager may still not result in a successful hedging transaction.

    There is no assurance that a liquid secondary market will exist for futures contracts and related options in which the Fund may invest. In the event a liquid market does not exist, it may not be possible to close out a futures position, and in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin. In addition, limitations imposed by an exchange or board of trade on which futures contracts are traded may compel or prevent the Fund from closing out a contract which may result in reduced gain or increased loss to the Fund. The absence of a liquid market in futures contracts might cause the Fund to make or take delivery of the underlying securities at a time when it may be disadvantageous to do so.

    Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to the Fund notwithstanding that the purchase or sale of a futures contract would not result in a loss, as in the instance where there is no movement in the prices of the futures contract or underlying securities.

    The Investment Manager has substantial experience in the use of the investment techniques described above under the heading "Options and Futures Transactions," which techniques require skills different from those needed to select the portfolio securities underlying various options and futures contracts.

PORTFOLIO TURNOVER

    It is anticipated that the Fund's portfolio turnover rate will not exceed 200%. A 200% turnover rate would occur, for example, if 200% of the securities held in the Fund's portfolio (excluding all securities whose maturities at acquisition were one year or less) were sold and replaced within one year. During the fiscal years ended March 31, 1996 and March 31, 1997, the Fund's portfolio turnover rates were 69% and 42%, respectively.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

    In addition to the investment restrictions enumerated in the Prospectus, the investment restrictions listed below have been adopted by the Fund as fundamental policies, except as otherwise indicated. Under the Act, a fundamental policy may not be changed without the vote of a majority of the outstanding voting securities of the Fund, as defined in the Act. Such a majority is defined as the lesser of (a) 67% or more of the shares present at a meeting of shareholders, if the holders of 50% of the outstanding shares of the Fund are present or represented by proxy or (b) more than 50% of the outstanding shares of the Fund.

    The Fund may not:

         1. Purchase or sell real estate or interests therein, although the Fund may purchase securities of issuers which engage in real estate operations and securities secured by real estate or interests therein.

         2. Purchase oil, gas or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Fund may invest in the securities of companies which operate, invest in, or sponsor such programs.

         3. Borrow money, except that the Fund may borrow from a bank for temporary or emergency purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (not including the amount borrowed).

         4. Pledge its assets or assign or otherwise encumber them except to secure borrowings effected within the limitations set forth in restriction
    (3). For the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial or variation margin for futures are not deemed to be pledges of assets.

         5. Issue senior securities as defined in the Act, except insofar as the Fund may be deemed to have issued a senior security by reason of (a) entering into any repurchase or reverse repurchase agreement; (b) purchasing any securities on a when-issued or delayed delivery basis; (c) purchasing or selling futures contracts, forward foreign exchange contracts or options;
    (d) borrowing money in accordance with restrictions described above; or (e) lending portfolio securities.

         6. Make loans of money or securities, except: (a) by the purchase of publicly distributed debt obligations in which the Fund may invest consistent with its investment objective and policies; (b) by investment in repurchase agreements; or (c) by lending its portfolio securities.

         7. Make short sales of securities.

         8. Purchase securities on margin, except for such short-term loans as are necessary for the clearance of portfolio securities. The deposit or payment by the Fund of initial or variation margin in connection with futures contracts or related options thereon is not considered the purchase of a security on margin.

         9. Engage in the underwriting of securities, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in disposing of a portfolio security.

        10. Invest for the purpose of exercising control or management of any other issuer.

        11. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets or in accordance with the provisions of Section 12(d) of the Act and any Rules promulgated thereunder.

        12. Purchase or sell commodities or commodities contracts except that the Fund may purchase or sell futures contracts or options on futures.

    Notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all or substantially all of its assets in another investment company having substantially the same investment objective as the Fund.

    If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in values of portfolio securities or amount of total or net assets will not be considered a violation of any of the foregoing restrictions.

PORTFOLIO TRANSACTIONS AND BROKERAGE
--------------------------------------------------------------------------------

    Subject to the general supervision of the Trustees, the Investment Manager is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. Purchases and sales of securities on a stock exchange are effected through brokers who charge a commission for their services. The Fund expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. In the over-the-counter market, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. The Fund expects that securities will be purchased at times in underwritten offerings where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. Options and futures transactions will usually be effected through a broker and a commission will be charged. On occasion, the Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. For the fiscal period June 2, 1994 through March 31, 1995 and for the fiscal years ended March 31, 1996 and March 31, 1997, the Fund paid a total of $19,845, $71,918 and $46,074, respectively, in brokerage commissions.

    The Investment Manager currently serves as investment manager to a number of clients, including other investment companies, and may in the future act as investment manager or adviser to others. It is the practice of the Investment Manager to cause purchase and sale transactions to be allocated among the Fund and others whose assets it manages in such manner as it deems equitable. In making such allocations among the Fund and other client accounts, various factors may be considered including the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts. In the case of certain initial and secondary public offerings, the Investment Manager may utilize a pro-rata allocation process based on the size of the Dean Witter Funds involved and the number of shares available from the public offering.

    The policy of the Fund regarding purchases and sales of securities for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient executions of transactions. Consistent with this policy, when securities transactions are effected on a stock exchange, the Fund's policy is to pay commissions which are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The Fund believes that a requirement always to seek the lowest possible commission cost could impede effective portfolio management and preclude the Fund and the Investment Manager from obtaining a high quality of brokerage and research services. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, the Investment Manager relies upon its experience and knowledge regarding commissions generally charged by various brokers and on its judgment in evaluating the brokerage and research services received from the broker effecting the transaction. Such determinations are necessarily subjective and imprecise, and in most cases an exact dollar value for those services is not ascertainable.

    The Fund anticipates that certain of its transactions involving foreign securities will be effected on foreign securities exchanges. Fixed commissions on such transactions are generally higher than negotiated commissions on domestic transactions. There is also generally less government supervision and regulation of foreign securities exchanges and brokers than in the United States.

    In seeking to implement the Fund's policies, the Investment Manager effects transactions with those brokers and dealers who the Investment Manager believes provide the most favorable prices and are capable of providing efficient executions. If the Investment Manager believes such prices and executions are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.

    The information and services received by the Investment Manager from brokers and dealers may be of benefit to the Investment Manager in the management of accounts of some of its other clients and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thereby reduce its expenses, it is of indeterminable value and the management fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services. For the fiscal year ended March 31, 1997, the Fund did not direct the payment of any brokerage commissions to brokers because of research services provided.

    Pursuant to an order of the Securities and Exchange Commission, the Fund may effect principal transactions in certain money market instruments with DWR. The Fund will limit its transactions with DWR to U.S. Government and Government Agency Securities, Bank Money Instruments (i.e., Certificates of Deposit and Bankers' Acceptances) and Commercial Paper. Such transactions will be effected with DWR only when the price available from DWR is better than that available from other dealers. During the fiscal year ended March 31, 1997, the Fund did not effect any principal transactions with DWR.

    Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through DWR. In order for DWR to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by DWR must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow DWR to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Board of Trustees of the Fund, including a majority of the Trustees who are not "interested" persons of the Fund, as defined in the Act, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to DWR are consistent with the foregoing standard. The Fund does not reduce the management fee it pays to the Investment Manager by any amount of the brokerage commissions it may pay to DWR.

PURCHASE OF FUND SHARES
--------------------------------------------------------------------------------

    As discussed in the Prospectus, shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"). The Distributor has entered into a dealer agreement with DWR, which through its own sales organization sells shares of the Fund. In addition, the Distributor may enter into agreements with other selected dealers ("Selected Broker-Dealers"). The Distributor, a Delaware corporation, is an indirect wholly-owned subsidiary of MSDWD. The Trustees of the Fund, including a majority of the Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the Act (the "Independent Trustees"), approved, at their meeting held on April 24, 1997, the current Distribution Agreement (the "Distribution Agreement") appointing the Distributor exclusive distributor of the Fund's shares and providing for the Distributor to bear distribution expenses not borne by the Fund. By its terms, the Distribution Agreement has an initial term ending April 30, 1998 and will remain in effect from year to year thereafter if approved by the Board. The current Distribution Agreement took effect on May 31, 1997 upon the consummation of the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. and is substantially identical to the Fund's previous distribution agreement except for its dates of effectiveness and termination.

    The Distributor bears all expenses it may incur in providing services under the Distribution Agreement. Such expenses include the payment of commissions for sales of the Fund's shares and incentive compensation to account executives. The Distributor also pays certain expenses in connection with the distribution of the Fund's shares, including the costs of preparing, printing and distributing advertising or promotional materials, and the costs of printing and distributing prospectuses and supplements thereto used in connection with the offering and sale of the Fund's shares. The Fund bears the costs of initial typesetting, printing and distribution of prospectuses and supplements thereto to shareholders. The Fund also bears the costs of registering the Fund and its shares under federal and state securities laws. The Fund and the Distributor have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, the Distributor uses its best efforts in rendering services to the Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, the Distributor is not liable to the Fund or any of its shareholders for any error of judgment or mistake of law or for any act or omission or for any losses sustained by the Fund or its shareholders.

PLAN OF DISTRIBUTION

    To compensate the Distributor for the services it or any selected dealer provides and for the expenses it bears under the Distribution Agreement, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan") pursuant to which the Fund pays the Distributor compensation accrued daily and payable monthly at the annual rate of 0.80% of the lesser of:
(a) the average daily aggregate gross sales of the Fund's shares since the inception of the Fund (not including reinvestments of dividends or capital gains distributions), less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or (b) the Fund's average daily net assets. The Distributor receives the proceeds of contingent deferred sales charges imposed on certain redemptions of shares, which are separate and apart from payments made pursuant to the Plan (see "Redemptions and Repurchases -- Contingent Deferred Sales Charge" in the
Prospectus). The Distributor has informed the Fund that it received approximately $160,000, $655,000 and $1,408,132, respectively in contingent deferred sales charges for the period June 2, 1994 through March 31, 1995 and for the fiscal years ended March 31, 1996 and March 31, 1997, none of which was retained by the Distributor.

    The Distributor has informed the Fund that an amount of the fees payable by the Fund each year pursuant to the Plan of Distribution equal to 0.20% of the Fund's average daily net assets is characterized as a "service fee" under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (of which the Distributor is a member). Such fee is a payment made for personal service and/or the maintenance of shareholder accounts. The remaining portion of the Plan of Distribution fee payments made by the Fund is characterized as an "asset-based sales charge" as such is defined by the aforementioned Rules of Fair Practice. At their meeting held on October 26, 1995, the Directors of the Fund, including all of the independent 12b-1 Directors, approved an amendment to the Plan to permit payments to be made under the Plan with respect to certain distribution expenses incurred in connection with the distribution of shares, including personal services to shareholders with respect to holdings of such shares, of an investment company whose assets are acquired by the Fund in a tax-free reorganization.

    The Plan was adopted by a vote of the Trustees of the Fund on May 10, 1994, at a meeting of the Trustees called for the purpose of voting on such Plan. The vote included the vote of a majority of the Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan (the "Independent 12b-1 Trustees"). In making their decision to adopt the Plan, the Trustees requested from the Distributor and received such information as they deemed necessary to make an informed determination as to whether or not adoption of the Plan was in the best interests of the shareholders of the Fund. After due consideration of the information received, the Trustees, including the Independent 12b-1 Trustees, determined that adoption of the Plan would benefit the shareholders of the Fund. InterCapital, as the then sole shareholder of the Fund, approved the Plan on May 10, 1994, whereupon the Plan went into effect.

    Under the Plan and as required by Rule 12b-1, the Trustees will receive and review promptly after the end of each fiscal quarter a written report provided by the Distributor of the amounts expended by the Distributor under the Plan and the purpose for which such expenditures were made. The Fund accrued amounts payable to the Distributor under the Plan, during the fiscal year ended March 31, 1997, of $6,228,452. This amount is equal to payments required to be paid monthly by the Fund which were computed at the annual rate of 0.80% of the average daily net assets of the Fund for the fiscal period and was calculated pursuant to clause (b) of the compensation formula under the Plan. This amount is treated by the Fund as an expense in the year it is accrued.

    The Plan was adopted in order to permit the implementation of the Fund's method of distribution. Under this distribution method shares of the Fund are sold without a sales load being deducted at the time of purchase, so that the full amount of an investor's purchase payment will be invested in shares without any deduction for sales charges. Shares of the Fund may be subject to a contingent deferred sales charge, payable to the Distributor, if redeemed during the five years after their purchase. DWR compensates its account executives by paying them, from its own funds, commissions for the sale of the Fund's shares, currently a gross sales credit of up to 4% of the amount sold and an annual residual commission of up to 0.20 of 1% of the current value (not including reinvested dividends or distributions) of the amount sold. The gross sales credit is a charge which reflects commissions paid by DWR to its account executives and Fund associated distribution-related expenses, including sales compensation and overhead and other branch office distribution-related expenses including: (a) the expenses of operating DWR's branch offices in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) travel expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other expenses relating to branch promotion of Fund sales. The distribution fee that the Distributor receives from the Fund under the Plan, in effect, offsets distribution expenses incurred on behalf of the Fund and opportunity costs, such as the gross sales credit and an assumed interest charge thereon ("carrying charge"). In the

Distributor's reporting of the distribution expenses to the Fund, such assumed interest (computed at the "broker's call rate") has been calculated on the gross sales credit as it is reduced by amounts received by the Distributor under the Plan and any contingent deferred sales charges received by the Distributor upon redemption of shares of the Fund. No other interest charge is included as a distribution expense in the Distributor's calculation of its distribution costs for this purpose. The broker's call rate is the interest rate charged to securities brokers on loans secured by exchange-listed securities.

    The Fund paid 100% of the $6,228,452 accrued under the Plan for the year ended March 31, 1997 to the Distributor. The Distributor and DWR estimate that they have spent, pursuant to the Plan, $40,579,469 on behalf of the Fund since the inception of the Fund. It is estimated that this amount was spent in approximately the following ways: (i) 4.59% ($1,863,204) -- advertising and promotional expenses; (ii) 0.31% ($125,929) printing of prospectuses for distribution to other than current shareholders; and (iii) 95.10% ($38,590,336) -- other expenses, including the gross sales credit and the carrying charge, of which 3.72% ($1,434,274) represents carrying charges, 38.66% ($14,918,159)
represents commission credits to DWR branch offices for payments of commissions to account executives and 57.62% ($22,237,903) represents overhead and other branch office distribution-related expenses.

    At any given time, the expenses of distributing shares of the Fund may be more or less than the total of (i) the payments made by the Fund pursuant to the Plan and (ii) the proceeds of contingent deferred sales charges paid by investors upon redemption of shares. The Distributor has advised the Fund that the excess expenses, including the carrying charge designed to approximate the opportunity costs incurred by DWR which arise from it having advanced monies without having received the amount of any sales charges imposed at the time of sale of the Fund's shares, totalled $28,870,822 as of March 31, 1997. Because there is no requirement under the Plan that the Distributor be reimbursed for all distribution expenses or any requirement that the Plan be continued from year to year, this excess amount does not constitute a liability of the Fund. Although there is no legal obligation for the Fund to pay distribution expenses in excess of payments made under the Plan and the proceeds of contingent deferred sales charges paid by investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. Any cumulative expenses incurred, but not yet recovered through distribution fees or contingent deferred sales charges, may or may not be recovered through future distribution fees or contingent deferred sales charges.

    No interested person of the Fund nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the Act, has any direct or indirect financial interest in the operation of the Plan except to the extent that the Distributor, InterCapital, DWR or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Plan or as a result of receiving a portion of the amounts expended thereunder by the Fund.

    Under its terms, the Plan remained in effect until April 30, 1995 and will continue from year to year thereafter, provided such continuance is approved annually by a vote of the Trustees in the manner described above. The most recent continuance of the Plan for one year, until April 30, 1998, was approved by the Board of Trustees of the Fund, including a majority of the Independent 12b-1 Trustees, at a Board meeting held on April 24, 1997. Prior to approving the continuation of the Plan, the Trustees requested and received from the Distributor and reviewed all the information which they deemed necessary to arrive at an informed determination. In making their determination to continue the Plan, the Trustees considered: (1) the Fund's experience under the Plan and whether such experience indicates that the Plan is operating as anticipated; (2) the benefits the Fund had obtained, was obtaining and would be likely to obtain under the Plan; and (3) what services had been provided and were continuing to be provided under the Plan to the Fund and its shareholders. Based upon their review, the Trustees of the Fund, including each of the Independent 12b-1 Trustees, determined that continuation of the Plan would be in the best interest of the Fund and would have a reasonable likelihood of continuing to benefit the Fund and its shareholders. In the Trustees' quarterly review of the Plan, they will consider its continued appropriateness and the level of compensation provided herein.

    The Plan may not be amended to increase materially the amount to be spent for the services described therein without approval of the shareholders of the Fund, and all material amendments of the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent 12b-1 Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act) on not more than thirty days' written notice to any other party to the Plan. So long as the Plan is in effect, the election and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.

DETERMINATION OF NET ASSET VALUE

    As stated in the Prospectus, short-term securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair value as determined by the Trustees. Other short-term debt securities will be valued on a mark-to-market basis until such time as they reach a remaining maturity of 60 days, whereupon they will be valued at amortized cost using their value on the 61st day unless the Trustees determine such does not reflect the securities' market value, in which case these securities will be valued at their fair value as determined by the Trustees. Listed options on debt securities are valued at the latest sale price on the exchange on which they are listed unless no sales of such options have taken place that day, in which case they will be valued at the mean between their latest bid and asked prices. Unlisted options on debt securities and all options on equity securities are valued at the mean between their latest bid and asked prices. Futures are valued at the latest sale price on the commodities exchange on which they trade unless the Trustees determine that such price does not reflect their market value, in which case they will be valued at their fair value as determined by the Trustees. All other securities and other assets are valued at their fair value as determined in good faith under procedures established by and under the supervision of the Trustees.

    The net asset value per share of the Fund is determined once daily at 4:00 p.m., New York time, on each day that the New York Stock Exchange is open (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time) by taking the value of all assets of the Fund, subtracting its liabilities, dividing by the number of shares outstanding and adjusting to the nearest cent. The New York Stock Exchange currently observes the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

    Generally, trading in foreign securities, as well as corporate bonds, United States government securities and money market instruments, is substantially completed each day at various times prior to the close of the New York Stock Exchange. The values of such securities used in computing the net asset value of the Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the New York Stock Exchange. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of the New York Stock Exchange and will therefore not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith under procedures established by and under the supervision of the Trustees.

SHAREHOLDER SERVICES
--------------------------------------------------------------------------------

    Upon the purchase of shares of the Fund, a Shareholder Investment Account is opened for the investor on the books of the Fund and maintained by Dean Witter Trust Company (the "Transfer Agent"). This is an open account in which shares owned by the investor are credited by the Transfer Agent in lieu of issuance of a share certificate. If a share certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the account at any time. There is no charge to the investor for issuance of a certificate. Whenever a shareholder instituted transaction takes place in the Shareholder Investment Account, the shareholder will be mailed a confirmation of the transaction from the Fund or from DWR or other selected broker-dealer.

    AUTOMATIC INVESTMENT  OF DIVIDENDS  AND  DISTRIBUTIONS.   As stated  in  the
Prospectus,   all  income   dividends  and   capital  gains   distributions  are
automatically paid in full and fractional shares of the Fund, unless the shareholder requests that they be paid in cash. Each purchase of shares of the Fund is made upon the condition that the Transfer Agent is thereby automatically appointed as agent of the investor to receive all dividends and capital gains distributions on shares owned by the investor. Such dividends and distributions will be paid, at the net asset value per share, in shares of the Fund (or in cash if the shareholder so requests) as of the close of business on the record date. At any time an investor may request the Transfer Agent, in writing, to have subsequent dividends and/or capital gains distributions paid to him or her in cash rather than shares. To assure sufficient time to process the charge, such request should be received by the Transfer Agent at least five business days prior to the record date of the dividend or distribution. In the case of recently purchased shares for which registration instructions have not been received on the record date, cash payments will be made to the Distributor, which will be forwarded to the shareholder, upon the receipt of proper instructions.

    TARGETED DIVIDENDS.(SM) In states where it is legally permissible, shareholders may also have all income dividends and capital gains distributions automatically invested in shares of a Dean Witter Fund other than Dean Witter High Income Securities. Such investment will be made as described above for automatic investment in shares in shares of the Fund, at the net asset value per share of the selected Dean Witter Fund as of the close of business on the payment date of the dividend or distribution. Shareholders of Dean Witter High Income Securities must be shareholders of the Dean Witter Fund targeted to receive investments from dividends at the time they enter the Targeted Dividends program. Investors should review the prospectus of the targeted Dean Witter Fund before entering the program.

    EASYINVEST.(SM) Shareholders may subscribe to EasyInvest, an automatic purchase plan which provides for any amount from $100 to $5,000 to be transferred automatically from a checking or savings account, on a semi-monthly, monthly or quarterly basis, to the Transfer Agent for investment in shares of the Fund. Shares purchased through EasyInvest will be added to the shareholder's existing account at the net asset value calculated the same business day the transfer of funds is effected. For further information or to subscribe to EasyInvest, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

    INVESTMENT OF DIVIDENDS OR DISTRIBUTIONS RECEIVED IN CASH. As discussed in the Prospectus, any shareholder who receives a cash payment representing a dividend or distribution may invest such dividend or distribution at the net asset value next determined after receipt by the Transfer Agent, without the imposition of a contingent deferred sales charge upon redemption, by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. If the shareholder returns the proceeds of a dividend or distribution, such funds must be accompanied by a signed statement indicating that the proceeds constitute a dividend or distribution to be invested. Such investment will be made at the net asset value per share next determined after receipt of the check or proceeds by the Transfer Agent.

    SYSTEMATIC WITHDRAWAL PLAN. As discussed in the Prospectus, a systematic withdrawal plan (the "Withdrawal Plan") is available for shareholders who own or purchase shares of the Fund having a minimum value of $10,000 based upon the then current net asset value. The Withdrawal Plan provides for monthly or quarterly (March, June, September and December) checks in any dollar amount, not less than $25, or in any whole percentage of the account balance, on an annualized basis. Any applicable contingent deferred sales charge will be imposed on shares redeemed under the Withdrawal Plan (see "Redemptions and Repurchases--Contingent Deferred Sales Charge" in the Prospectus). Therefore, any shareholder participating in the Withdrawal Plan will have sufficient shares redeemed from his or her account so that the proceeds (net of any applicable deferred sales charge) to the shareholder will be the designated monthly or quarterly amount.

    The Transfer Agent acts as an agent for the shareholder in tendering to the Fund for redemption sufficient full and fractional shares to provide the amount of the periodic withdrawal payment designated in the application. The shares will be redeemed at their net asset value determined, at the shareholder's option, on the tenth or twenty-fifth day (or next following business day) of the relevant month or quarter and normally a check for the proceeds will be mailed by the Transfer Agent within five business days after the date of redemption. The Withdrawal Plan may be terminated at any time by the Fund.

    Withdrawal Plan payments should not be considered as dividends, yields or income. If periodic withdrawal plan payments continuously exceed net investment income and net capital gains, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

    Each withdrawal constitutes a redemption of shares and any gain or loss realized must be recognized for Federal income tax purposes. Although the shareholder may make additional investments of $2,500 or more under the Withdrawal Plan, withdrawals made concurrently with purchases of additional shares may be inadvisable because of the contingent deferred sales charge applicable to the redemption of shares purchased during the preceding six years (see "Redemptions and Repurchases -- Contingent Deferred Sales Charge").

    Any shareholder who wishes to have payments under the Withdrawal Plan made to a third party or sent to an address other than the one listed on the account must send complete written instructions to the Transfer Agent to enroll in the Withdrawal Plan. The shareholder's signature on such instructions must be guaranteed by an eligible guarantor acceptable to the Transfer Agent (shareholders should contact the Transfer Agent for a determination as to whether a particular institution is such an eligible guarantor). A shareholder may, at any time, change the amount and interval of withdrawal payments through his or her Account Executive or by written nomination to the Transfer Agent. In addition, the party and/or the address to which the checks are mailed may be changed by written notification to the Transfer Agent, with signature guarantees required in the manner described above. The shareholder may also terminate the Withdrawal Plan at any time by written notice to the Transfer Agent. In the event of such termination, the account will be continued as a regular shareholder investment account. The shareholder may also redeem all or part of the shares held in the Withdrawal Plan account (see "Redemptions and Repurchases" in the Prospectus) at any time.

    DIRECT INVESTMENTS THROUGH TRANSFER AGENT. As discussed in the Prospectus, a shareholder may make additional investments in Fund shares at any time by sending a check in any amount, not less than $100, payable to Dean Witter High Income Securities, directly to the Fund's Transfer Agent. Such amounts will be applied to the purchase of Fund shares at the net asset value per share next computed after receipt of the check or purchase payment by the Transfer Agent. The shares so purchased will be credited to the investor's account.

EXCHANGE PRIVILEGE

    As discussed in the Prospectus, the Fund makes available to its shareholders an Exchange Privilege whereby shareholders of the Fund may exchange their shares for shares of other Dean Witter Funds sold with a contingent deferred sales charge ("CDSC funds"), and for shares of Dean Witter Short-Term U.S. Treasury Trust, Dean Witter Intermediate Term U.S. Treasury Trust, Dean Witter Limited Term Municipal Trust, Dean Witter Short-Term Bond Fund, Dean Witter Balanced Growth Fund, Dean Witter Balanced Income Fund and five Dean Witter Funds which are money market funds (the foregoing eleven non-CDSC funds are hereinafter referred to as the "Exchange Funds"). Exchanges may be made after the shares of the Fund acquired by purchase (not by exchange or dividend reinvestment) have been held for thirty days. There is no waiting period for exchanges of shares acquired by exchange or dividend reinvestment. An exchange will be treated for federal income tax purposes the same as a repurchase or redemption of shares, on which the shareholder may realize a capital gain or loss.

    Any new account established through the Exchange Privilege will have the same registration and cash dividend or dividend reinvestment plan as the present account, unless the Transfer Agent receives written notification to the contrary. For telephone exchanges, the exact registration of the existing account and the account number must be provided.

    Any shares held in certificate form cannot be exchanged but must be forwarded to the Transfer Agent and deposited into the shareholder's account before being eligible for exchange. (Certificates mailed in for deposit should not be endorsed.)

    As described below, and in the Prospectus under the captions "Exchange Privilege" and "Contingent Deferred Sales Charge", a contingent deferred sales charge ("CDSC") may be imposed upon a redemption, depending on a number of factors, including the number of years from the time of purchase until the time of redemption or exchange ("holding period"). When shares of the Fund or any other CDSC fund are exchanged for shares of an Exchange Fund, the exchange is executed at no charge to the shareholder, without the imposition of the CDSC at the time of the exchange. During the period of time the shareholder remains in the Exchange Fund (calculated from the last day of the month in which the Exchange Fund shares were acquired), the holding period or "year since purchase payment made" is frozen. When shares are redeemed out of the Exchange Fund, they will be subject to a CDSC which would be based upon the period of time the shareholder held shares in a CDSC fund. However, in the case of shares exchanged into an Exchange Fund on or after April 23, 1990, upon a redemption of shares which results in a CDSC being imposed, a credit (not to exceed the amount of the CDSC) will be given in an amount equal to the Exchange Fund 12b-1 distribution fees, if any, incurred on or after that date which are attributable to those shares. Shareholders acquiring shares of an Exchange Fund pursuant to this exchange privilege may exchange those shares back into a CDSC fund from the Exchange Fund, with no CDSC being imposed on such exchange. The holding period previously frozen when shares were first exchanged for shares of the Exchange Fund resumes on the last day of the month in which shares of a CDSC fund are reacquired. A CDSC is imposed only upon an ultimate redemption, based upon the time (calculated as described above) the shareholder was invested in a CDSC fund.

    In addition, shares of the Fund may be acquired in exchange for shares of Dean Witter Funds sold with a front-end sales charge ("front-end sales charge funds"), but shares of the Fund, however acquired, may not be exchanged for shares of front-end sales charge funds. Shares of a CDSC fund acquired in exchange for shares of a front-end sales charge fund (or in exchange for shares of other Dean Witter Funds for which shares of a front-end sales charge fund have been exchanged) are not subject to any CDSC upon their redemption.

    If shares of the Fund are exchanged for shares of another CDSC fund having a CDSC which is imposed at a higher rate or is subject to a different time schedule than the CDSC imposed upon a redemption of a share of the Fund, the higher CDSC will be imposed upon redemption of shares of the fund exchanged into. Likewise, if shares of another CDSC fund are exchanged for shares of the Fund, upon rdemption of shares of the Fund, a CDSC will be imposed in accordance with the CDSC schedule applicable to the fund with the higher CDSC. Moreover, if shares of the Fund are exchanged for shares of another CDSC fund with a different CDSC schedule imposing a higher CDSC and are subsequently exchanged again for shares of the Fund, the higher CDSC will still apply upon ultimate redemption of shares of the Fund.

    When shares initially purchased in a CDSC fund are exchanged for shares of another CDSC fund, or for shares of an Exchange Fund, the date of purchase of the shares of the fund exchanged into, for purposes of the CDSC upon redemption, will be the last day of the month in which the shares being exchanged were originally purchased. In allocating the purchase payments between funds for purposes of the CDSC, the amount which represents the current net asset value of shares at the time of the exchange which were (i) purchased more than three or six years (depending on the CDSC schedule applicable to the shares) prior to the exchange, (ii) originally acquired through reinvestment of dividends or distributions and (iii) acquired in exchange for shares of front-end sales charge funds, or for shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (all such shares called "Free Shares"), will be exchanged first. Shares of Dean Witter American Value Fund acquired prior to April 30, 1984, shares of Dean Witter Dividend Growth Securities Inc. and Dean Witter Natural Resource Development Securities Inc. acquired prior to July 2, 1984, and shares of Dean Witter Strategist Fund acquired prior to November 8, 1989, are also considered Free Shares and will be the first Free Shares to be exchanged. After an exchange, all dividends earned on shares in an Exchange Fund will be considered Free Shares. If the exchanged amount exceeds the value of such Free Shares, an exchange is made, on a block-by-block basis, of non-Free Shares held for the longest period of time (except that if shares held for identical periods of time but subject to different CDSC schedules are held in the same Exchange Privilege account, the shares of that block that are subject to a lower CDSC rate will be exchanged prior to the shares of that block that are subject to a higher CDSC rate). Shares equal to any appreciation in the value of non-Free Shares exchanged will be treated as Free Shares, and the amount of the purchase payments for the non-Free Shares of the fund exchanged into will be equal to the lesser of (a) the purchase payments for, or (b) the current net asset value of, the exchanged non-Free Shares. If an exchange between funds would result in exchange of only part of a particular block of non-Free Shares, then shares equal to any appreciation in the value of the block (up to the amount of the exchange) will be treated as Free Shares and exchanged first, and the purchase payment for that block will be allocated on a pro rata basis between the non-Free Shares of that block to be retained and the non-Free Shares to be exchanged. The prorated amount of such purchase payment attributable to the retained non-Free Shares will remain as the purchase payment for such shares, and the amount of purchase payment for the exchanged non-Free Shares will be equal to the lesser of (a) the prorated amount of the purchase payment for, or (b) the current net asset value of, those exchanged non-Free Shares. Based upon the procedures described in the Prospectus under the caption "Contingent Deferred Sales Charge," any applicable CDSC will be imposed upon the ultimate redemption of shares of any fund, regardless of the number of exchanges since those shares were originally purchased.

    With respect to the redemption or repurchase of shares of the Fund, the application of proceeds to the purchase of new shares in the Fund or any other of the funds and the general administration of the Exchange Privilege, the Transfer Agent acts as agent for the Distributor and for the shareholder's selected broker-dealer, if any, in the performance of such functions. With respect to exchanges, redemptions or repurchases, the Transfer Agent shall be liable for its own negligence and not for the default or negligence of its correspondents or for losses in transit. The Fund shall not be liable for any default or negligence of the Transfer Agent, the Distributor or any selected broker-dealer.

    The Distributor and any selected broker-dealer have authorized and appointed the Transfer Agent to act as their agent in connection with the application of proceeds of any redemption of Fund shares to the purchase of shares of any other fund and the general administration of the Exchange Privilege. No commission or discounts will be paid to the Distributor or any selected broker-dealer for any transactions pursuant to this Exchange Privilege.

    Exchanges are subject to the minimum investment requirement and any other conditions imposed by each fund. (The minimum initial investment is $5,000 for Dean Witter Liquid Asset Fund Inc., Dean Witter Tax-Free Daily Income Trust, Dean Witter California Tax-Free Daily Income Trust and Dean Witter New York Municipal Money Market Trust, although those funds may, at their discretion, accept initial investments of as low as $1,000. The minimum investment is $10,000 for Dean Witter Short-Term U.S. Treasury Trust, although that fund, in its discretion, may accept initial purchases as low as $5,000. The minimum initial investment is $5,000 for Dean Witter Special Value Fund. The minimum initial investment for all other Dean Witter Funds for which the Exchange Privilege is available is $1,000.) Upon exchange into an Exchange Fund, the shares of that fund will be held in a special Exchange Privilege Account separately from accounts of those shareholders who have acquired their shares directly from that fund. As a result, certain services normally available to shareholders of those funds, including the check writing feature, will not be available for funds held in that account.

    The Fund and each of the other Dean Witter Funds may limit the number of times this Exchange Privilege may be exercised by any investor within a specified period of time. Also, the Exchange Privilege may be terminated or revised at any time by the Fund and/or any of the Dean Witter Funds for which shares of the Fund have been exchanged, upon such notice as may be required by applicable regulatory agencies (presently sixty days' prior written notice for termination or material revision), provided that six months' prior written notice of termination will be given to the shareholders who hold shares of Exchange Funds, pursuant to the Exchange Privilege, and provided further that the Exchange Privilege may be terminated or materially revised without notice at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, (d) during any other period when the Securities and Exchange Commission by order so permits (provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist) or (e) if the Fund would be unable to invest amounts effectively in accordance with its investment objective, policies and restrictions.

    For further information regarding the Exchange Privilege, shareholders should contact their DWR or other selected broker-dealer account executive or the Transfer Agent.

REDEMPTIONS AND REPURCHASES
--------------------------------------------------------------------------------

    REDEMPTION. As stated in the Prospectus, shares of the Fund can be redeemed for cash at any time at the net asset value per share next determined; however, such redemption proceeds may be reduced by the amount of any applicable contingent deferred sales charges (see below). If shares are held in a shareholder's account without a share certificate, a written request for redemption to the Fund's Transfer Agent at P.O. Box 983, Jersey City, NJ 07303 is required. If certificates are held by the shareholder, the shares may be redeemed by surrendering the certificates with a written request for redemption. The share certificate, or an accompanying stock power, and the request for redemption, must be signed by the shareholder or shareholders exactly as the shares are registered. Each request for redemption, whether or not accompanied by a share certificates, must be sent to the Fund's Transfer Agent, which will redeem the shares at their net asset value next computed (see "Purchase of Fund Shares") after it receives the request, and certificate, if any, in good order. Any redemption request received after such computation will be redeemed at the next determined net asset value. The term "good order" means that the share certificate, if any, and request for redemption are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. If redemption is requested by a corporation, partnership, trust or fiduciary, the Transfer Agent may require that written evidence of authority acceptance to the Transfer Agent be submitted before such request is accepted.

    Whether certificates are held by the shareholder or shares are held in a shareholder's account, if the proceeds are to be paid to any person other than the record owner, or if the proceeds are to be paid to a corporation (other than the Distributor or a selected broker-dealer for the account of the shareholder), partnership, trust or fiduciary, or sent to the shareholder at an address other than the registered address, signatures must be guaranteed by an eligible guarantor. A stock power may be obtained from any dealer or commercial bank. The Fund may change the signature guarantee requirements from time to time upon notice to shareholders, which may be a means of a new prospectus.

    CONTINGENT DEFERRED SALES CHARGE. As stated in the Prospectus, a contingent deferred sales charge ("CDSC") will be imposed on any redemption by an investor if after such redemption the current value of the investor's shares of the Fund is less than the dollar amount of all payments by the shareholder for the purchase of Fund shares during the preceding five years. However, no CDSC will be imposed to the extent that the net asset value of the shares redeemed does not exceed: (a) the current net asset value of shares purchased more than five years prior to the redemption, plus (b) the current net asset value of shares purchased through reinvestment of dividends or distributions of the Fund or another Dean Witter Fund (see "Shareholder Services -- Targeted Dividends"), plus (c) the current net asset value of shares acquired in exchange for (i) shares of Dean Witter front-end sales charge funds, or (ii) shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged (see "Shareholder Services -- Exchange Privilege"), plus (d) increases in the net asset value of the investor's shares above the total amount of payments for the purchase of Fund shares made during the preceding five years. The CDSC will be paid to the Distributor.

    In determining the applicability of a CDSC to each redemption, the amount which represents an increase in the net asset value of the investor's shares above the amount of the total payments for the purchase of shares within the last five years will be redeemed first. In the event the redemption amount exceeds such increase in value, the next portion of the amount redeemed will be the amount which represents the net asset value of the investor's shares purchased more than five years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged. Any portion of the amount redeemed which exceeds an amount which represents both such increase in value and the value of shares purchased more than five years prior to the redemption and/or shares purchased through reinvestment of dividends or distributions and/or shares acquired in the above-described exchanges will be subject to a CDSC.

    In addition, the CDSC, if otherwise applicable, will be waived in the case of: (i) redemptions of shares held at the time a shareholder dies or becomes disabled, only if the shares are (a) registered either in the name of an individual shareholder (not a trust), or in the names of such shareholder and his or her spouse as joint tenants with right of survivorship, or (b) held in a qualified corporate or self-employed retirement plan, Individual Retirement Account or Custodial Account under Section 403(b)(7) of the Internal Revenue Code, provided in either case that the redemption is requested within one year of the death or initial determination of disability, and (ii) redemptions in connection with the following retirement plan distributions: (a) lump-sum or other distributions from a qualified corporate of self-employed retirement plan following retirement (or in the case of a "key employee" of a "top heavy" plan, following attainment of age 59 1/2); (b) distributions from an Individual Retirement Account or Custodial Account under Section 403(b)(7) of the Internal Revenue Code following attainment of age 59 1/2; and (c) a tax-free return of an excess contribution to an IRA. For the purpose of determining disability, the Distributor utilizes the definition of disability contained in Section 72(m)(7) of the Code, which relates to the inability to engage in gainful employment. All waivers will be granted only following receipt by the Distributor of confirmation of the investor's entitlement.

    The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Fund shares until the time of redemption of such shares. For purposes of determining the number of years from the time of any payment for the purchase of shares, all payments made during a month will be aggregated and deemed to have been made on the last day of the month. The following table sets forth the rates of the CDSC:

                                                              CONTINGENT DEFERRED
                         YEAR SINCE                               SALES CHARGE
                          PURCHASE                             AS A PERCENTAGE OF
                        PAYMENT MADE                            AMOUNT REDEEMED
------------------------------------------------------------  --------------------
First.......................................................           4.0%
Second......................................................           3.0%
Third.......................................................           2.0%
Fourth......................................................           2.0%
Fifth.......................................................           1.0%
Sixth and thereafter........................................          None

    In determining the rate of the CDSC, it will be assumed that a redemption is made of shares held by the investor for the longest period of time within the applicable five-year period. This will result in any such CDSC being imposed at the lowest possible rate. Accordingly, shareholders may redeem, without incurring any CDSC, amounts equal to any net increase in the value of their shares above the amount of their purchase payments made within the past five years and amounts equal to the current value of shares purchased more than five years prior to the redemption and shares purchased through reinvestment of dividends or distributions or acquired in exchange for shares of Dean Witter front-end sales charge funds, or for shares of other Dean Witter Funds for which shares of front-end sales charge funds have been exchanged. The CDSC will be imposed, in accordance with the table shown above, on any redemptions within five years of purchase which are in excess of these amounts and which redemptions are not (a) requested within one year of death or initial determination of disability of a shareholder, or (b) made pursuant to certain taxable distributions from retirement plans or retirement accounts, as described above.

    PAYMENT FOR SHARES REDEEMED OR REPURCHASED. As discussed in the Prospectus, payment for shares presented for repurchase or redemption will be made by check within seven days after receipt by the Transfer Agent of the certificate and/or written request in good order. The term "good order" means that the share certificate, if any, and request for redemption, are properly signed, accompanied by any documentation required by the Transfer Agent, and bear signature guarantees when required by the Fund or the Transfer Agent. Such payment may be postponed or the right of redemption suspended at times (a) when the New York Stock Exchange is closed for other than customary weekends and holidays, (b) when trading on that Exchange is restricted, (c) when an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any period when the Securities and Exchange Commission by order so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. If the shares to be redeemed have recently been purchased by check, payment of the redemption proceeds may be delayed for the minimum time needed to verify that the check used for investment has been honored (not more than fifteen days from the time of receipt of the check by the Transfer Agent). Shareholders maintaining margin accounts with DWR or another selected broker-dealer are referred to their account executive regarding restrictions on redemption of shares of the Fund pledged in the margin account.

    TRANSFERS OF SHARES. In the event a shareholder requests a transfer of any shares to a new registration, such shares will be transferred without sales charge at the time of transfer. With regard to the status of shares which are either subject to the contingent deferred sales charge or free of such charge (and with regard to the length of time shares subject to the charge have been held), any transfer involving less than all of the shares in an account will be made on a pro-rata basis (that is, by transferring shares in the same proportion that the transferred shares bear to the total shares in the account immediately prior to the transfer). The transferred shares will continue to be subject to any applicable contingent deferred sales charge as if they had not been so transferred.

    REINSTATEMENT PRIVILEGE. As discussed in the Prospectus, a shareholder who has had his or her shares redeemed or repurchased and has not previously exercised this reinstatement privilege may, within 30 days after the redemption or repurchase, reinstate any portion or all of the proceeds of such redemption or repurchase in shares of the Fund held by the shareholder at the net asset value next determined after a reinstatement request, together with the proceeds, is received by the Transfer Agent.

    Exercise of the reinstatement privilege will not affect the federal income tax and state income tax treatment of any gain or loss realized upon the redemption or repurchase, except that if the redemption or repurchase resulted in a loss and reinstatement is made in shares of the Fund, some or all of the loss, depending on the amount reinstated, will not be allowed as a deduction for federal income tax and state personal income tax purposes but will be applied to adjust the cost basis of the shares acquired upon reinstatement.

DIVIDENDS, DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------

    As discussed in the Prospectus, the Fund will determine either to distribute or to retain all or part of any net long-term capital gains in any year for reinvestment. If any such gains are retained, the Fund will pay federal income tax thereon, and will notify shareholders that following an election by the Fund, the shareholders will be required to include such undistributed gains in determining their taxable income and may claim their share of the tax paid by the Fund as a credit against their individual federal income tax. In computing net investment income, the Fund will not amortize premiums or accrue discounts on fixed-income securities in the portfolio, except those original issue discounts for which amortization is required for federal income tax purposes. Additionally, with respect to market discounts on bonds issued after July 18, 1984, and all bonds purchased after April 30, 1993, a portion of any capital gain realized upon disposition may be re-characterized as taxable ordinary income in accordance with the provisions of the Internal Revenue Code. Realized gains and losses on security transactions are determined on the identified cost method. Dividend income is recorded on the ex-dividend date. Gains or losses on the sales of securities by the Fund will be long-term capital gains or losses if the securities have been held by the Fund for more than twelve months. Gains or losses on the sale of securities held for twelve months or less will be short-term capital gains or losses. In determining amounts to be distributed, capital gains will be offset by any capital loss carryovers incurred in prior years. The Fund incurred and will elect to defer net capital losses of approximately $6,272,000 during fiscal year 1997.

    Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder's stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and some portion of the dividends are subject to federal income taxes. If the net asset value of the shares should be reduced below a shareholder's cost as a result of the payment of dividends or realized long-term capital gains, such payment would be in part a return of the shareholder's investment to the extent of such reduction below the shareholder's cost, but nonetheless would be taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Fund shares immediately prior to a distribution record date.

    Shareholders should consult their attorneys or tax advisers regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

    SPECIAL RULES FOR CERTAIN FOREIGN CURRENCY TRANSACTIONS. In general, gains from foreign currencies and from foreign currency options, foreign currency futures and forward foreign exchange contracts relating to investments in stock, securities or foreign currencies are currently considered to be qualifying income for purposes of determining whether the Fund qualifies as a regulated investment company. It is currently unclear, however, who will be treated as the issuer of certain foreign currency instruments or how foreign currency options, futures, or forward foreign currency contracts will be valued for purposes of the regulated investment company diversification requirements applicable to the Fund. The Fund may request a private letter ruling from the Internal Revenue Service on some or all of these issues.

    Under Code Section 988, special rules are provided for certain transactions in a foreign currency other than the taxpayer's functional currency (I.E., unless certain special rules apply, currencies other than the U.S. dollar). In general, foreign currency gains or losses from forward contracts, from futures contracts that are not "regulated futures contracts", and from unlisted options will be treated as ordinary income or loss under Code Section 988. Also, certain foreign exchange gains or losses derived with respect to foreign fixed-income securities are also subject to Section 988 treatment. In general, therefore, Code Section 988 gains or losses will increase or decrease the amount of the Fund's investment company taxable income available to be distributed to shareholders as ordinary income, rather than increasing or decreasing the amount of the Fund's net capital gain. Additionally, if Code Section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary dividend distributions.

    If the Fund invests in an entity which is classified as a "passive foreign investment company" ("PFIC") for U.S. tax purposes, the application of certain technical tax provisions applying to such companies could result in the imposition of federal income tax with respect to such investments at the Fund level which could not be eliminated by distributions to shareholders. The U.S. Treasury issued proposed regulation section 1.1291- 8 which establishes a mark-to-market regime which allows investment companies investing in PFIC's to avoid most, if not all, of the difficulties posed by the PFIC rules. In any event, it is not anticipated that any taxes on the Fund with respect to investments in PFIC's would be significant.

    Shareholders are urged to consult their attorneys or tax advisers regarding specific questions as to federal, state or local taxes.

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

    As discussed in the Prospectus, from time to time the Fund may quote its "yield" and/or its "total return" in advertisements and sales literature. Yield is calculated for any 30-day period as follows: the amount of interest and/or dividend income for each security in the Fund's portfolio is determined in accordance with regulatory requirements; the total for the entire portfolio constitutes the Fund's gross income for the period. Expenses accrued during the period are subtracted to arrive at "net investment income". The resulting amount is divided by the product of the net asset value per share on the last day of the period multiplied by the average number of Fund shares outstanding during the period that were entitled to dividends. This amount is added to 1 and raised to the sixth power. 1 is then subtracted from the result and the difference is multipled by 2 to arrive at the annualized yield. For the thirty-day period ended March 31, 1997, the Fund's yield, calculated pursuant to the formula described above, was 8.59%.

    The Fund's "average annual total return" represents an annualization of the Fund's total return over a particular period and is computed by finding the annual percentage rate which will result in the ending redeemable value of a hypothetical $1,000 investment made at the beginning of a one, five or ten year period, or for the period from the date of commencement of the Fund's operations, if shorter than any of the foregoing. The ending redeemable value is reduced by any contingent deferred sales charge at the end of the one, five or ten year or other period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing the average annual total return involves a percentage obtained by dividing the ending redeemable value by the amount of the initial investment, taking a root of the quotient (where the root is equivalent to the number of years in the period) and subtracting 1 from the result. The average annual total returns of the Fund for the fiscal year ended March 31, 1997 and for the period June 2, 1994 through March 31, 1997 were 6.76% and 9.56%, respectively.

    In addition to the foregoing, the Fund may advertise its total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations may or may not reflect the deduction of the contingent deferred charge which, if reflected, would reduce the performance quoted. For example, the average annual total returns of the Fund may be calculated in the manner described above, but without deduction for any applicable contingent deferred sales charge. Based upon this calculation, the average annual total return of the Fund for the fiscal year ended March 31, 1997 and for the period June 2, 1994 through March 31, 1997 were 10.71% and 31.43%, respectively.

    In addition, the Fund may compute its aggregate total return for specified periods by determining the aggregate percentage rate which will result in the ending value of a hypothetical $1,000 investment made at the beginning of the period. For the purpose of this calculation, it is assumed that all dividends and distributions are reinvested. The formula for computing aggregate total return involves a percentage obtained by dividing the ending value (without the reduction for any contingent deferred sales charge) by the initial $1,000 investment and subtracting 1 from the result. Based upon the foregoing calculation, the aggregate total return of the Fund for the fiscal year ended March 31, 1997 and for the period June 2, 1994 through March 31, 1997 were 10.71% and 10.14%, respectively.

    The Fund may also advertise the growth of hypothetical investments of $10,000, $50,000 and $100,000 in shares of the Fund by adding 1 to the Fund's total aggregate total return to date (expressed as a decimal and without taking into account the effect of applicable CDSC) and multiplying by $10,000, $50,000 or $100,000 as the case may be. Investments of $10,000, $50,000 or $100,000 in the Fund at the commencement of its operations would have grown to $13,143, $65,715 and $131,430, respectively, by March 31, 1997.

    The Fund from time to time may also advertise its performance relative to certain performance rankings and indexes compiled by independent organizations.

DESCRIPTION OF SHARES
--------------------------------------------------------------------------------

    The shareholders of the Fund are entitled to a full vote for each full share held. All of the Trustees have been elected by the shareholders of the Fund, most recently at a Special Meeting of Shareholders held on May 21, 1997. On that date, Wayne E. Hedien was also elected as a Trustee of the Fund with his term to commence on September 1, 1997. The Trustees themselves have the power to alter the number and the terms of office of the Trustees, and they may at any time lengthen their own terms or make their terms of unlimited duration and appoint their own successors, provided that always at least a majority of the Trustees has been elected by the shareholders of the Fund. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right to remove the Trustees following a meeting called for that purpose requested in writing by the record holders of not less than ten percent of the Fund's outstanding shares. The voting rights of shareholders are not cumulative, so that holders of more than 50 percent of the shares voting can, if they choose, elect all Trustees being selected, while the holders of the remaining shares would be unable to elect any Trustees.

    The Declaration of Trust permits the Trustees to authorize the creation of additional series of shares (the proceeds of which would be invested in separate, independently managed portfolios) and additional classes of shares within any series (which would be used to distinguish among the rights of different categories of shareholders, as might be required by future regulations or other unforeseen circumstances). The Trustees presently have not authorized any such additional series or classes of shares.

    The Declaration of Trust provides that no Trustee, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties. It also provides that all third persons shall look solely to the Fund's property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liabilities in connection with the affairs of the Fund.

    The Fund is authorized to issue an unlimited number of shares of beneficial interest. The Fund shall be of unlimited duration subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders.

CUSTODIAN AND TRANSFER AGENT
--------------------------------------------------------------------------------

    The Bank of New York is the Custodian of the Fund's assets. The Custodian has contracted with various foreign banks and depositaries to hold portfolio securities of non-U.S. issuers on behalf of the Fund. Any of the Fund's cash balances with the Custodian in excess of $100,000 are unprotected by federal deposit insurance. Such balances may, at times, be substantial.

    Dean Witter Trust Company, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311 is the Transfer Agent of the Fund's shares and Dividend Disbursing Agent for payment of dividends and distributions on Fund shares and Agent for shareholders under various investment plans described herein. Dean Witter Trust Company is an affiliate of Dean Witter InterCapital Inc., the Fund's Investment Manager, and of Dean Witter Distributors Inc., the Fund's Distributor. As Transfer Agent and Dividend Disbursing Agent, Dean Witter Trust Company's responsibilities include maintaining shareholder accounts, disbursing cash dividends and reinvesting dividends, processing account registration changes, handling purchase and redemption transactions, mailing prospectuses and reports, mailing and tabulating proxies, processing share certificate transactions, and maintaining shareholder records and lists. For these services Dean Witter Trust Company receives a per shareholder account fee.

INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

    Price Waterhouse LLP serves as the independent accountants of the Fund. The independent accountants are responsible for auditing the annual financial statements of the Fund.

REPORTS TO SHAREHOLDERS
--------------------------------------------------------------------------------

    The Fund will send to shareholders, at least semi-annually, reports showing the Fund's portfolio and other information. An annual report containing financial statements audited by independent accountants will be sent to shareholders each year.

    The Fund's fiscal year ends on March 31. The financial statements of the Fund must be audited at least once a year by independent accountants whose selection is made annually by the Fund's Board of Trustees.

LEGAL COUNSEL
--------------------------------------------------------------------------------

    Barry Fink, Esq., who is an officer and the General Counsel of the Investment Manager, is an officer and the General Counsel of the Fund.

EXPERTS
--------------------------------------------------------------------------------

    The financial statements of the Fund included in this Statement of Additional Information and incorporated by reference in the Prospectus has been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REGISTRATION STATEMENT
--------------------------------------------------------------------------------

    This Statement of Additional Information and the Prospectus do not contain all of the information set forth in the Registration Statement the Fund has filed with the Securities and Exchange Commission. The complete Registration Statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed by the rules and regulations of the Commission.

DEAN WITTER HIGH INCOME SECURITIES
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES
OF DEAN WITTER HIGH INCOME SECURITIES

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dean Witter High Income Securities (the "Fund") at March 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period June 2, 1994 (commencement of operations) through March 31, 1995, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 1997 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
1177 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036
MAY 9, 1997

                      1997 FEDERAL TAX NOTICE (UNAUDITED)

       During the year ended March 31, 1997, the Fund paid to its shareholders $0.01 per share from long-term capital gains.

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
             CORPORATE BONDS (93.2%)
             AEROSPACE (0.8%)
 $   9,000   Sabreliner Corp. (Series B)..............    12.50   %    04/15/03  $       8,685,000
                                                                                 -----------------
             AUTOMOTIVE (6.9%)
     8,950   APS, Inc.................................    11.875       01/15/06          9,039,500
    13,505   Envirotest Systems, Inc..................     9.125       03/15/01         12,694,700
    30,000   General Motors Acceptance Corp...........    15.00        03/17/98         32,346,000
    23,000   Toyota Motor Credit Corp.................    15.00        09/26/97         23,990,150
                                                                                 -----------------
                                                                                        78,070,350
                                                                                 -----------------
             BROADCAST MEDIA (3.9%)
     9,350   Adams Outdoor Advertising L.P............    10.75        03/15/06          9,887,625
     9,750   Capstar Broadcasting Partners - 144A*....    12.75++      02/01/09          5,167,500
    11,500   Paxson Communications Corp...............    11.625       10/01/02         12,132,500
     9,749   Spanish Broadcasting System, Inc.........     7.50        06/15/02         10,480,175
     7,000   STC Broadcasting, Inc. - 144A*...........    11.00        03/15/07          6,930,000
                                                                                 -----------------
                                                                                        44,597,800
                                                                                 -----------------
             BUSINESS SERVICES (5.2%)
    21,365   Anacomp, Inc.............................    13.00+       06/04/02         22,219,553
    20,000   Anacomp, Inc. - 144A*....................    10.875       04/01/04         19,794,000
    16,000   Xerox Credit Corp........................    15.00        06/10/97         16,273,920
                                                                                 -----------------
                                                                                        58,287,473
                                                                                 -----------------
             CABLE & TELECOMMUNICATIONS (15.5%)
    10,828   Adelphia Communications Corp. (Series
               B).....................................     9.50+       02/15/04          9,284,766
    10,500   Adelphia Communications, Inc. - 144A*....     9.875       03/01/07          9,843,750
    11,050   American Communications Services, Inc....    13.00++      11/01/05          6,685,250
    10,050   American Communications Services, Inc....    12.75++      04/01/06          5,678,250
    14,000   AT&T Capital Corp........................    15.00        05/05/97         14,112,980
    13,500   Cablevision Systems Corp.................    10.50        05/15/16         13,601,250
     4,599   Cablevision Systems Corp.................     9.875       04/01/23          4,392,045
    10,750   Charter Communication South East L.P.
               (Series B).............................    11.25        03/15/06         11,180,000
    22,306   Falcon Holdings Group L.P. (Series B)....    11.00+       09/15/03         20,409,950
    10,000   FrontierVision Operating Partners,
               L.P....................................    11.00        10/15/06          9,975,000
    24,800   Hyperion Telecommunication, Inc. (Series
               B).....................................    13.00++      04/15/03         13,516,000
    20,400   In-Flight Phone Corp. (Series B) (b).....    14.00++      05/15/02          1,734,000
    10,000   IXC Communications, Inc. (Series B)......    12.50        10/01/05         10,900,000
    10,750   Paging Network, Inc......................    10.125       08/01/07          9,701,875

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $   5,000   Paging Network, Inc......................    10.00   %    10/15/08  $       4,437,500
    10,000   Peoples Telephone Co., Inc...............    12.25        07/15/02         10,625,000
    10,000   Rifkin Acquisition Partners L.P..........    11.125       01/15/06         10,050,000
    10,500   Shared Technology/Fairchild, Inc.........    12.25++      03/01/06          8,610,000
                                                                                 -----------------
                                                                                       174,737,616
                                                                                 -----------------
             COMPUTER EQUIPMENT (6.8%)
    14,000   Advanced Micro Devices, Inc..............    11.00        08/01/03         15,330,000
    31,500   IBM Credit Corp..........................    15.00        03/04/98         33,936,840
     7,000   Unisys Corp..............................    15.00        07/01/97          7,157,500
    17,500   Unisys Corp. (Conv.).....................     8.25        03/15/06         20,017,550
                                                                                 -----------------
                                                                                        76,441,890
                                                                                 -----------------
             CONSUMER PRODUCTS (1.3%)
     5,500   J.B. Williams Holdings, Inc..............    12.00        03/01/04          5,678,750
     8,750   Renaissance Cosmetics, Inc. - 144A*......    11.75        02/15/04          8,837,500
                                                                                 -----------------
                                                                                        14,516,250
                                                                                 -----------------
             CONTAINERS (2.8%)
     7,500   Mail-Well Corp...........................    10.50        02/15/04          7,725,000
     9,475   Packaging Resources, Inc.................    11.625       05/01/03          9,759,250
    13,500   Silgan Corp..............................    11.75        06/15/02         14,360,625
                                                                                 -----------------
                                                                                        31,844,875
                                                                                 -----------------
             ELECTRICAL & ALARM SYSTEMS (0.9%)
    11,000   Mosler, Inc..............................    11.00        04/15/03         10,340,000
                                                                                 -----------------
             ENTERTAINMENT/GAMING & LODGING (9.5%)
     9,850   AMF Group Inc. (Series B)................    10.875       03/15/06         10,268,625
    12,000   Fitzgeralds Gaming Corp. (Units)++.......    13.00        12/31/02         10,230,000
    14,250   Lady Luck Gaming Finance Corp............    11.875       03/01/01         13,929,375
     6,377   MGM Grand Hotels Corp. (Series A)........    11.75        05/01/99          6,528,454
    19,730   MGM Grand Hotels Corp....................    12.00        05/01/02         20,889,137
     8,000   Motels of America, Inc. (Series B).......    12.00        04/15/04          6,960,000
     9,925   Players International, Inc...............    10.875       04/15/05         10,272,375
     9,900   Plitt Theaters, Inc. (Canada)............    10.875       06/15/04         10,098,000
    10,100   Station Casinos, Inc. (Series B).........     9.625       06/01/03          9,595,000
     8,750   Stuart Entertainment, Inc. - 144A*.......    12.50        11/15/04          8,050,000
                                                                                 -----------------
                                                                                       106,820,966
                                                                                 -----------------
             FINANCIAL (4.8%)
    29,000   General Electric Capital Corp............    13.50        01/20/98         30,654,160
    23,000   Household Finance Corp...................    15.00        09/25/97         23,988,540
                                                                                 -----------------
                                                                                        54,642,700
                                                                                 -----------------
             FOODS & BEVERAGES (8.1%)
    21,961   Envirodyne Industries, Inc...............    10.25        12/01/01         21,741,390
    11,221   Fleming Companies, Inc...................    10.625       12/15/01         11,249,052

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $  23,750   General Mills, Inc.......................    13.50   %    01/21/98  $      25,078,813
    72,425   Specialty Foods Acquisition Corp. (Series
               B).....................................    13.00++      08/15/05         33,315,500
                                                                                 -----------------
                                                                                        91,384,755
                                                                                 -----------------
             HEALTHCARE (1.5%)
    11,975   Unilab Corp..............................    11.00        04/01/06          9,101,000
    10,000   Unison Healthcare Corp. - 144A*..........    12.25        11/01/06          8,100,000
                                                                                 -----------------
                                                                                        17,201,000
                                                                                 -----------------
             MANUFACTURING (7.2%)
     7,900   Berry Plastics Corp......................    12.25        04/15/04          8,690,000
     9,075   Cabot Safety Corp........................    12.50        07/15/05          9,755,625
    11,000   Exide Electronics Group, Inc. (Series
               B).....................................    11.50        03/15/06         11,742,500
    11,500   International Wire Group, Inc............    11.75        06/01/05         12,161,250
    30,000   John Deere Capital Corp..................    15.00        02/24/98         32,264,400
     7,230   Uniroyal Technology Corp.................    11.75        06/01/03          7,230,000
                                                                                 -----------------
                                                                                        81,843,775
                                                                                 -----------------
             MANUFACTURING - DIVERSIFIED (5.0%)
     9,650   Foamex L.P...............................    11.875       10/01/04         10,397,875
    10,000   Interlake Corp...........................    12.125       03/01/02         10,450,000
     8,350   J.B. Poindexter & Co., Inc...............    12.50        05/15/04          8,527,438
     7,000   Jordan Industries, Inc...................    10.375       08/01/03          6,965,000
    35,500   Jordan Industries, Inc. - 144A*..........    11.75++      04/01/09         20,103,650
                                                                                 -----------------
                                                                                        56,443,963
                                                                                 -----------------
             OIL & GAS (1.9%)
     3,000   Petro Stopping Centers L.P. - 144A*......    10.50        02/01/07          3,030,000
    17,000   TransTexas Gas Corp......................    11.50        06/15/02         18,742,500
                                                                                 -----------------
                                                                                        21,772,500
                                                                                 -----------------
             PUBLISHING (3.4%)
    11,175   Affiliated Newspapers Investments,
               Inc....................................    13.25++      07/01/06          9,219,375
     8,200   American Media Operations, Inc...........    11.625       11/15/04          8,856,000
     4,500   MDC Communications Corp..................    10.50        12/01/06          4,657,500
     5,000   Petersen Publishing, Inc. (Series B).....    11.125       11/15/06          5,350,000
    10,100   United States Banknote Corp..............    10.375       06/01/02         10,074,750
                                                                                 -----------------
                                                                                        38,157,625
                                                                                 -----------------
             RESTAURANTS (3.1%)
    12,000   American Restaurant Group Holdings,
               Inc....................................    14.00++      12/15/05          5,250,000
    17,000   American Restaurant Group Holdings, Inc.
               - 144A*................................    14.00++      12/15/05          7,437,500

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
 $   3,000   Ameriking, Inc...........................    10.75   %    12/01/06  $       3,105,000
    10,437   Carrols Corp.............................    11.50        08/15/03         10,958,850
     7,647   FRD Acquisition Corp. (Series B).........    12.50        07/15/04          7,991,115
                                                                                 -----------------
                                                                                        34,742,465
                                                                                 -----------------
             RETAIL (0.4%)
    10,450   County Seat Stores Co. (a)...............    12.00        10/01/02          4,754,750
                                                                                 -----------------
             RETAIL - FOOD CHAINS (2.1%)
     9,000   Jitney-Jungle Stores of America, Inc.....    12.00        03/01/06          9,540,000
    14,200   Pathmark Stores, Inc.....................     9.625       05/01/03         13,383,500
     1,000   Ralphs Grocery Co........................    10.45        06/15/04          1,030,000
                                                                                 -----------------
                                                                                        23,953,500
                                                                                 -----------------
             TEXTILES (1.9%)
    10,030   Reeves Industries, Inc...................    11.00        07/15/02          9,403,125
    13,400   U.S. Leather, Inc........................    10.25        07/31/03         11,524,000
                                                                                 -----------------
                                                                                        20,927,125
                                                                                 -----------------
             TRANSPORTATION (0.2%)
     1,750   Atlantic Express - 144A*.................    10.75        02/01/04          1,789,375
                                                                                 -----------------

             TOTAL CORPORATE BONDS
             (IDENTIFIED COST $1,065,113,290)..................................      1,051,955,753
                                                                                 -----------------

 NUMBER OF
  SHARES
-----------
             COMMON STOCKS (c) (2.6%)
             FOODS & BEVERAGES (0.5%)
   490,000   Seven-Up/RC Bottling Co. Southern California, Inc (d)................          5,787,880
   300,975   Specialty Foods Acquisition Corp. - 144A*............................            300,975
                                                                                    -----------------
                                                                                            6,088,855
                                                                                    -----------------
             HEALTHCARE (0.1%)
 1,358,200   Unilab Corp..........................................................            933,763
                                                                                    -----------------
             MANUFACTURING - DIVERSIFIED (2.0%)
   835,689   Thermadyne Holdings Corp. (d)........................................         22,668,064
                                                                                    -----------------
             RESTAURANTS (0.0%)
    12,000   American Restaurant Group Holdings, Inc. - 144A*.....................             12,000
                                                                                    -----------------

             TOTAL COMMON STOCKS
             (IDENTIFIED COST $21,786,775)........................................         29,702,682
                                                                                    -----------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 NUMBER OF
  SHARES                                                                                  VALUE
-----------------------------------------------------------------------------------------------------
             PREFERRED STOCK (0.2%)
             ENTERTAINMENT/GAMING & LODGING
    80,000   Fitzgeralds Gaming Corp. (Units) ++
               (Identified Cost $2,000,000).......................................  $       1,840,000
                                                                                    -----------------

 NUMBER OF                                                           EXPIRATION
 WARRANTS                                                               DATE
-----------                                                          -----------
             WARRANTS (c) (0.1%)
             CABLE & TELECOMMUNICATIONS (0.1%)
    17,000   Hyperion Telecommunication, Inc. (Series B) - 144A*...     04/01/01            510,000
                                                                                  -----------------
             ENTERTAINMENT/GAMING & LODGING (0.0%)
     9,000   Fitzgeralds Gaming Corp...............................     12/19/98              9,035
     3,500   Fitzgeralds South Inc. - 144A*........................     03/15/99         --
                                                                                  -----------------
                                                                                              9,035
                                                                                  -----------------
             MANUFACTURING (0.0%)
     6,000   Exide Electronics Group, Inc. - 144A*.................     03/15/06            240,000
    20,000   Uniroyal Technology Corp..............................     06/01/03             20,000
                                                                                  -----------------
                                                                                            260,000
                                                                                  -----------------

             TOTAL WARRANTS
             (IDENTIFIED COST $626,644).........................................            779,035
                                                                                  -----------------

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE
-----------                                             -----------  ----------
             SHORT-TERM INVESTMENTS (2.3%)
             U.S. GOVERNMENT AGENCY (e) (0.7%)
 $   8,000   Federal Home Loan Banks (Amortized Cost
               $7,998,800)............................     5.40   %    04/02/97          7,998,800
                                                                                 -----------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
PORTFOLIO OF INVESTMENTS MARCH 31, 1997, CONTINUED

 PRINCIPAL
 AMOUNT IN                                                COUPON      MATURITY
 THOUSANDS                                                 RATE         DATE           VALUE
--------------------------------------------------------------------------------------------------
             REPURCHASE AGREEMENT (1.6%)
 $  18,084   The Bank of New York (dated 03/31/97;
               proceeds $18,086,441; collateralized by
               $18,811,006 U.S. Treasury Note 6.25%
               due 02/15/03 valued at $18,445,416)
               (Identified Cost $18,083,741)..........     5.375  %    04/01/97  $      18,083,741
                                                                                 -----------------

             TOTAL SHORT-TERM INVESTMENTS
             (IDENTIFIED COST $26,082,541).....................................         26,082,541
                                                                                 -----------------

             TOTAL INVESTMENTS
             (IDENTIFIED COST $1,115,609,250) (F)......................   98.4%      1,110,360,011

             OTHER ASSETS IN EXCESS OF LIABILITIES.....................    1.6          18,720,866
                                                                         ------   ----------------

             NET ASSETS................................................  100.0%   $  1,129,080,877
                                                                         ------   ----------------
                                                                         ------   ----------------

---------------------
 *   Resale is restricted to qualified institutional investors.
 +   Payment-in-kind security.
++ Currently a zero coupon bond and will pay interest at the rate shown at a future specified date.
++ Consists of one or more class of securities traded together as a unit; bonds or preferred stocks with attached warrants.
(a)  Non-income producing security; bond in default.
(b)  Non-income producing security; issuer in bankruptcy.
(c)  Non-income producing securities.
(d)  Acquired through exchange offer.
(e) Security was purchased on a discount basis. The interest rate shown has been adjusted to reflect a money market equivalent yield.
(f) The aggregate cost for federal income tax purposes approximates identified cost. The aggregate gross unrealized appreciation is $35,594,566 and the aggregate gross unrealized depreciation is $40,843,805, resulting in net unrealized depreciation of $5,249,239.

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
MARCH 31, 1997

ASSETS:
Investments in securities, at value
  (identified cost $1,115,609,250)..........................  $1,110,360,011
Receivable for:
    Interest................................................      22,160,555
    Investments sold........................................      20,135,679
    Shares of beneficial interest sold......................       6,622,760
Deferred organizational expenses............................          70,539
Prepaid expenses............................................          26,377
                                                              --------------

     TOTAL ASSETS...........................................   1,159,375,921
                                                              --------------

LIABILITIES:
Payable for:
    Investments purchased...................................      25,503,561
    Shares of beneficial interest repurchased...............       1,785,316
    Dividends to shareholders...............................       1,505,306
    Plan of distribution fee................................         752,441
    Investment management fee...............................         431,584
Accrued expenses............................................         316,836
                                                              --------------

     TOTAL LIABILITIES......................................      30,295,044
                                                              --------------

NET ASSETS:
Paid-in-capital.............................................   1,144,188,118
Net unrealized depreciation.................................      (5,249,239)
Accumulated undistributed net investment income.............       1,795,238
Accumulated net realized loss...............................     (11,653,240)
                                                              --------------

     NET ASSETS.............................................  $1,129,080,877
                                                              --------------
                                                              --------------

NET ASSET VALUE PER SHARE,
  115,231,451 SHARES OUTSTANDING (UNLIMITED SHARES
  AUTHORIZED OF $.01 PAR VALUE).............................
                                                                       $9.80
                                                              --------------
                                                              --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 1997

NET INVESTMENT INCOME:

INTEREST INCOME.............................................  $ 92,540,476
                                                              ------------

EXPENSES
Plan of distribution fee....................................     6,228,452
Investment management fee...................................     3,685,133
Transfer agent fees and expenses............................       406,387
Registration fees...........................................       286,221
Professional fees...........................................        56,237
Shareholder reports and notices.............................        54,942
Custodian fees..............................................        45,434
Organizational expenses.....................................        32,000
Trustees' fees and expenses.................................        14,811
Other.......................................................        13,809
                                                              ------------

     TOTAL EXPENSES.........................................    10,823,426
                                                              ------------

     NET INVESTMENT INCOME..................................    81,717,050
                                                              ------------

NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized loss...........................................   (10,135,805)
Net change in unrealized depreciation.......................     1,728,943
                                                              ------------

     NET LOSS...............................................    (8,406,862)
                                                              ------------

NET INCREASE................................................  $ 73,310,188
                                                              ------------
                                                              ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL STATEMENTS, CONTINUED

STATEMENT OF CHANGES IN NET ASSETS

                                                              FOR THE YEAR
                                                                  ENDED       FOR THE YEAR
                                                                MARCH 31,        ENDED
                                                                  1997       MARCH 31, 1996
-------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income.......................................  $  81,717,050   $  37,030,684
Net realized gain (loss)....................................    (10,135,805)      8,183,189
Net change in unrealized depreciation.......................      1,728,943      (6,754,811)
                                                              -------------  --------------

     NET INCREASE...........................................     73,310,188      38,459,062
                                                              -------------  --------------

DIVIDENDS AND DISTRIBUTIONS FROM:
Net investment income.......................................    (82,972,651)    (34,585,105)
Net realized gain...........................................     (6,935,617)     (1,424,003)
                                                              -------------  --------------

     TOTAL..................................................    (89,908,268)    (36,009,108)
                                                              -------------  --------------
Net increase from transactions in shares of beneficial
  interest..................................................    640,188,381     334,159,446
                                                              -------------  --------------

     NET INCREASE...........................................    623,590,301     336,609,400

NET ASSETS:
Beginning of period.........................................    505,490,576     168,881,176
                                                              -------------  --------------

     END OF PERIOD
    (INCLUDING UNDISTRIBUTED NET INVESTMENT INCOME OF
    $1,795,238 AND $3,050,651, RESPECTIVELY)................  $1,129,080,877  $ 505,490,576
                                                              -------------  --------------
                                                              -------------  --------------

                       SEE NOTES TO FINANCIAL STATEMENTS

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997

1. ORGANIZATION AND ACCOUNTING POLICIES

Dean Witter High Income Securities (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified, open-end management investment company. The Fund's primary investment objective is to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective. The Fund seeks to achieve its objective by investing primarily in lower-rated fixed income securities. The Fund was organized as a Massachusetts business trust on March 23, 1994 and commenced operations on June 2, 1994.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

The following is a summary of significant accounting policies:

A. VALUATION OF INVESTMENTS -- (1) an equity security listed or traded on the New York, American or other domestic or foreign stock exchange is valued at its latest sale price on that exchange prior to the time when assets are valued, if there were no sales that day, the security is valued at the latest bid price (in cases where a security is traded on more than one exchange, the security is valued on the exchange designated as the primary market pursuant to procedures adopted by the Trustees); (2) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the latest available bid price prior to the time of valuation; (3) when market quotations are not readily available, including circumstances under which it is determined by Dean Witter InterCapital Inc. (the "Investment Manager") that sale and bid prices are not reflective of a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Trustees (valuation of debt securities for which market quotations are not readily available may be based upon current market prices of securities which are comparable in coupon, rating and maturity or an appropriate matrix utilizing similar factors); (4) certain portfolio securities may be valued by an outside pricing service approved by the Trustees. The pricing service may utilize a matrix system incorporating security quality, maturity and coupon as the evaluation model parameters, and/or research and evaluations by its staff, including review of broker-dealer market price quotations, if available, in determining what it believes is the fair valuation of the portfolio securities valued by such pricing service; and (5) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. ACCOUNTING FOR INVESTMENTS -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Discounts are accreted over the life of the respective securities. Interest income is accrued daily except where collection is not expected.

C. FEDERAL INCOME TAX STATUS -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS -- The Fund records dividends and distributions to its shareholders on the ex-date. The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for financial reporting purposes but not for tax purposes are reported as dividends in excess of net investment income or distributions in excess of net realized capital gains. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

E. ORGANIZATIONAL EXPENSES -- The Investment Manager paid the organizational expenses of the Fund in the amount of approximately $154,000 which haven been reimbursed for the full amount thereof. Such expenses have been deferred and are being amortized on the straight-line method over a period not to exceed five years from the commencement of operations.

2. INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an Investment Management Agreement, the Fund pays the Investment Manager a management fee, calculated daily and payable monthly, by applying the annual rate of 0.50% to the net assets of the Fund determined as of the close of each business day. Effective May 1, 1996, the annual rate was reduced to 0.425% for net assets in excess of $500 million.

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

Under the terms of the Agreement, in addition to managing the Fund's investments, the Investment Manager maintains certain of the Fund's books and records and furnishes, at its own expense, office space, facilities, equipment, clerical, bookkeeping and certain legal services and pays the salaries of all personnel, including officers of the Fund who are employees of the Investment Manager. The Investment Manager also bears the cost of telephone services, heat, light, power and other utilities provided to the Fund.

3. PLAN OF DISTRIBUTION

Shares of the Fund are distributed by Dean Witter Distributors Inc. (the "Distributor"), an affiliate of the Investment Manager. The Fund has adopted a Plan of Distribution (the "Plan") pursuant to Rule 12b-1 under the Act pursuant to which the Fund pays the Distributor compensation, accrued daily and payable monthly, at an annual rate of 0.80% of the lesser of: (a) the average daily aggregate gross sales of the Fund's shares since the Fund's inception (not including reinvestment of dividend or capital gain distributions) less the average daily aggregate net asset value of the Fund's shares redeemed since the Fund's inception upon which a contingent deferred sales charge has been imposed or upon which such charge has been waived; or (b) the Fund's average daily net assets. Amounts paid under the Plan are paid to the Distributor to compensate it for the services provided and the expenses borne by it and others in the distribution of the Fund's shares, including the payment of commissions for sales of the Fund's shares and incentive compensation to, and expenses of, the account executives of Dean Witter Reynolds Inc., an affiliate of the Investment Manager and Distributor, and other employees or selected broker-dealers who engage in or support distribution of the Fund's shares or who service shareholder accounts, including overhead and telephone expenses, printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders and preparation, printing and distribution of sales literature and advertising materials. In addition, the Distributor may be compensated under the Plan for its opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any unreimbursed expenses incurred by the Distributor.

Provided that the Plan continues in effect, any cumulative expenses incurred but not yet recovered may be recovered through future distribution fees from the Fund and contingent deferred sales charges from the Fund's shareholders.

Although there is no legal obligation for the Fund to pay expenses incurred in excess of payments made to the Distributor under the Plan and the proceeds of contingent deferred sales charges paid by

DEAN WITTER HIGH INCOME SECURITIES
NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997, CONTINUED

investors upon redemption of shares, if for any reason the Plan is terminated, the Trustees will consider at that time the manner in which to treat such expenses. The Distributor has advised the Fund that such excess amounts, including carrying charges, totaled $28,870,822 at March 31, 1997.

The Distributor has informed the Fund that for the year ended March 31, 1997, it received approximately $1,408,000 in contingent deferred sales charges from certain redemptions of the Fund's shares.

4. SECURITY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

The cost of purchases and proceeds from sales of portfolio securities, excluding short-term investments, for the year ended March 31, 1997 aggregated $882,695,717 and $301,847,787, respectively.

Dean Witter Trust Company, an affiliate of the Investment Manager and the Distributor, is the Fund's transfer agent. At March 31, 1997, the Fund had transfer agent fees and expenses payable of approximately $66,000.

5. SHARES OF BENEFICIAL INTEREST

Transactions in shares of beneficial interest were as follows:

                                                                          FOR THE YEAR                 FOR THE YEAR
                                                                             ENDED                        ENDED
                                                                         MARCH 31, 1997               MARCH 31, 1996
                                                                   --------------------------   --------------------------
                                                                     SHARES         AMOUNT        SHARES         AMOUNT
                                                                   -----------   ------------   -----------   ------------
Sold.............................................................   92,034,373   $915,772,428    41,085,242   $408,356,512
Reinvestment of dividends and distributions......................    3,505,097     34,682,684     1,336,198     13,186,801
                                                                   -----------   ------------   -----------   ------------
                                                                    95,539,470    950,455,112    42,421,440    421,543,313
Repurchased......................................................  (31,220,883)  (310,266,731)   (8,797,583)   (87,383,867)
                                                                   -----------   ------------   -----------   ------------
Net increase.....................................................   64,318,587   $640,188,381    33,623,857   $334,159,446
                                                                   -----------   ------------   -----------   ------------
                                                                   -----------   ------------   -----------   ------------

6. FEDERAL INCOME TAX STATUS

Capital losses incurred after October 31 ("post-October" losses) within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. The Fund incurred and will elect to defer net capital losses of approximately $6,272,000 during fiscal 1997.

As of March 31, 1997, the Fund had temporary book/tax differences attributable to post-October losses and capital loss deferrals on wash sales.

DEAN WITTER HIGH INCOME SECURITIES
FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                            FOR THE PERIOD
                                         FOR THE            FOR THE         JUNE 2, 1994*
                                        YEAR ENDED         YEAR ENDED          THROUGH
                                      MARCH 31, 1997     MARCH 31, 1996     MARCH 31, 1995
-------------------------------------------------------------------------------------------

PER SHARE OPERATING PERFORMANCE:

Net asset value, beginning of
 period............................      $  9.93            $  9.77            $ 10.00
                                           -----             ------             ------

Net investment income..............         0.99               1.03               0.75
Net realized and unrealized gain
 (loss)............................         0.02               0.18              (0.26)
                                           -----             ------             ------

Total from investment operations...         1.01               1.21               0.49
                                           -----             ------             ------

Less dividends and distributions
 from:
   Net investment income...........        (1.03)             (1.01)             (0.72)
   Net realized gain...............        (0.11)             (0.04)           --
                                           -----             ------             ------

Total dividends and
 distributions.....................        (1.14)             (1.05)             (0.72)
                                           -----             ------             ------

Net asset value, end of period.....      $  9.80            $  9.93            $  9.77
                                           -----             ------             ------
                                           -----             ------             ------

TOTAL INVESTMENT RETURN+...........        10.71%             12.85%              5.19%(1)

RATIOS TO AVERAGE NET ASSETS:
Expenses...........................         1.39%              1.49%              1.55%(2)(3)

Net investment income..............        10.50%             11.22%             10.85%(2)(3)

SUPPLEMENTAL DATA:
Net assets, end of period, in
 millions..........................      $ 1,129            $   505            $   169

Portfolio turnover rate............           42%                69%                53%(1)

---------------------
 *   Commencement of operations.
 + Does not reflect the deduction of sales charge. Calculated based on the net asset value as of the last business day of the period.
(1)  Not annualized.
(2)  Annualized.
(3) If the Fund had borne all the expenses that were reimbursed or waived by the Investment Manager, the annualized expense and net investment ratios would have been 1.65% and 10.75%, respectively.

                       SEE NOTES TO FINANCIAL STATEMENTS

                    DEAN WITTER HIGH YIELD SECURITIES INC.

                                    PART C
                              OTHER INFORMATION

ITEM 15. INDEMNIFICATION


   The response to this item is incorporated by reference to Item 27 of, and Exhibits 1 and 2 to, Post-Effective Amendment No. 21 to Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 21") as an amendment to Registrant's Registration Statement on Form N-1A (File Nos. 2-64782; 811-2932), filed on June 18, 1979 (the "Registration Statement").


ITEM 16. EXHIBITS


    (1)  (a) Articles of Incorporation dated June 14, 1979 (incorporated by reference to Exhibit 1 to
             Post-Effective Amendment No. 19 to the Registration Statement ("Post-Effective Amendment
             No. 19"))

         (b) Amendment to Articles of Incorporation (incorporated by reference to Exhibit 1 to
             Post-Effective Amendment No. 21)

         (c) Articles Supplementary (incorporated by reference to Exhibit 1 to Post-Effective
             Amendment No. 21)

    (2)  Bylaws of Registrant dated June 18, 1979, as amended on January 25, 1995 and October 25,
         1996 (incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 20 to the
         Registration Statement)

    (3)  Not Applicable

    (4)  Copy of Agreement and Plan of Reorganization (filed herewith as Exhibit A to the Proxy
         Statement and Prospectus)

    (5)  Not Applicable

    (6)  Investment Management Agreement (incorporated by reference to Exhibit 5 to Post-Effective
         Amendment No. 21)

    (7)  (a) Distribution Agreement between Registrant and Dean Witter Distributors Inc.
             (incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 21)

         (b) Multiple-Class Distribution Agreement between the Registrant and Dean Witter
             Distributors Inc. (incorporated by reference to Exhibit 6 to Post-Effective Amendment
             No. 21)

         (c) Form of Selected Dealers Agreement (incorporated by reference to Exhibit 6(b) to
             Post-Effective Amendment No. 17)

         (d) Form of Selected Dealers Agreement (incorporated by reference to Exhibit 6(c) to
             Post-Effective Amendment No. 17)

    (8)  Not Applicable

    (9)  (a) Custody Agreement dated September 20, 1991 (incorporated by reference to Exhibit 8 to
             Post-Effective Amendment No. 19)

         (b) Transfer Agency and Services Agreement between Registrant and Dean Witter Trust Company
             (incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 17 to the
             Registration Statement)

   (10)  (a) Plan of Distribution pursuant to Rule 12b-1, dated July 28, 1997 (incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 21)

                                      C-1

         (b) Dean Witter Funds Multiple Class Plan pursuant to Rule 18f-3 (incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 21)

   (11)  (a) Opinion and consent of Gordon Altman Butowsky Weitzen Shalov & Wein (incorporated by reference to Registrant's Registration Statement on Form N-14 filed electroncially with the Commission on July 3, 1997 (the "Initial Registration Statement on Form N-14")

         (b) Opinion and consent of Piper & Marbury LLP (incorporated by reference to the Initial
             Registration Statement on Form N-14)

   (12)  Opinion and consent of Gordon Altman Butowsky Weitzen Shalov & Wein regarding tax matters
         (incorporated by reference to the Initial Registration Statement on Form N-14)

   (13)  Form of Services Agreement between Dean Witter InterCapital Inc. and Dean Witter Services
         Company Inc. (incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 19)

   (14)  Consent of Independent Accountants

   (15)  Not Applicable

   (16)  Powers of Attorney (incorporated by reference to the Initial Registration Statement on Form
         N-14)

   (17)  (a) Registrant's Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, for its fiscal year ended August 31, 1996 (incorporated by reference to Form
             24f-2 filed with the Securities and Exchange Commission on October 4, 1996)

         (b) Form of Proxy (incorporated by reference to the Initial Registration Statement on From
             N-14)


ITEM 17. UNDERTAKINGS

   1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this registration statement on Form N-14 by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   2. The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this registration statement on Form N-14 and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and State of New York, on the 28th day of July 1997.


                                      DEAN WITTER HIGH YIELD SECURITIES INC.

                                      By:  /s/ Barry Fink
                                           Vice President and Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



 SIGNATURE                          TITLE                              DATE
 ---------                          -----                              ----
1.Principal Executive Officer
  /s/ Charles A. Fiumefreddo        President, Chief            July 28, 1997
                                    Executive Officer,
                                    Director and Chairman

2.Principal Financial Officer
  /s/ Thomas F. Caloia              Treasurer and Principal     July 28, 1997
                                    Accounting Officer

3.Majority of Directors

  Michael Bozic                     Director


  Edwin J. Garn*                    Director                    July 28, 1997


  John R. Haire*                    Director                    July 28, 1997


  Manuel H. Johnson*                Director                    July 28, 1997


  Michael E. Nugent*                Director                    July 28, 1997


  John L. Schroeder*                Director                    July 28, 1997


  Charles A. Fiumefreddo*           Director                    July 28, 1997


  Philip J. Purcell                 Director


*By:/s/Stuart M. Strauss, Esq.
       Attorney-in-fact


Dated: July 28, 1997

                                EXHIBIT INDEX


   EXHIBIT                                           PAGE
   NUMBER                  EXHIBIT                  NUMBER
   -------                 -------                  ------
    (14)    CONSENT OF INDEPENDENT ACCOUNTANTS


                                      I-1